                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      Registration No. 333-81645

                            OAK HILL FINANCIAL, INC.
                              14621 State Route 93
                               Jackson, Ohio 45640

                            NOTICE OF SPECIAL MEETING
                                       OF
                                  SHAREHOLDERS
                          TO BE HELD SEPTEMBER 14, 1999

                                                                   Jackson, Ohio
                                                                 August 10, 1999
To the Shareholders:

         A Special Meeting of Shareholders of Oak Hill Financial, Inc. (the "Corporation"), will be held at the Ohio State University Extension South District Office, 17 Standpipe Road, Jackson, Ohio 45640, on September 14, 1999, at 1:00 p.m., local time, for the following purposes:

         1. To consider and act upon the proposed acquisition of Towne Financial Corporation as described in the accompanying prospectus/proxy statement.

         2. To consider and act upon such other matters as may properly come before the Special Meeting or any adjournment thereof.

         On July 30, 1999, there were 4,372,265 common shares outstanding. Each shareholder is entitled to one vote for each common share held regarding each matter properly brought before the meeting. Holders of record of the Corporation at the close of business on July 30, 1999, are entitled to notice of and to vote at the Special Meeting and at any adjournment thereof.

                                             By Order of the Board of Directors,

                                             /s/ H. Tim Bichsel

                                             H. Tim Bichsel
                                             Secretary  and Treasurer

EVERY SHAREHOLDER'S VOTE IS IMPORTANT. IF YOU ARE UNABLE TO BE PRESENT AT THE SPECIAL MEETING, YOU ARE REQUESTED TO COMPLETE AND RETURN PROMPTLY THE ENCLOSED PROXY SO THAT YOUR SHARES WILL BE REPRESENTED. A STAMPED, ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

                           TOWNE FINANCIAL CORPORATION
                                4811 Cooper Road
                              Blue Ash, Ohio 45242

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD SEPTEMBER 14, 1999


To the Shareholders of TOWNE FINANCIAL CORPORATION:

         Notice is hereby given that the Special Meeting of Shareholders of Towne Financial Corporation, an Ohio corporation (the "Corporation"), will be held at the Corporation's main office at 4811 Cooper Road, Blue Ash, Ohio, on September 14, 1999, at 1:00 p.m., Eastern Standard Time, for the purpose of considering and acting upon the following:

         1. A proposal to approve the merger of the Corporation into Oak Hill Financial, Inc.

         2. Such other business as may properly be brought before the Special Meeting or any adjournment(s) thereof.

         The Board of Directors has fixed the close of business on July 30, 1999 as the record date for the determination of the shareholders entitled to receive notice of, and to vote at, the meeting and any adjournment(s) thereof, notwithstanding any subsequent transfers of stock.

         Your attention is called to the accompanying Proxy and Proxy Statement submitted with this Notice.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ William T. Thornell

William T. Thornell, Secretary
Blue Ash, Ohio
August 10, 1999

ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING. WHETHER YOU EXPECT TO ATTEND OR NOT, PLEASE DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE STAMPED ENVELOPE PROVIDED. IN THE EVENT YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON.

                           PROSPECTUS/PROXY STATEMENT

            --------------------------------------------------------

                            OAK HILL FINANCIAL, INC.
                              14621 State Route 93
                               Jackson, Ohio 45640
                                 (740) 286-3283
            --------------------------------------------------------

                        1,000,000 SHARES OF COMMON STOCK


     We are Oak Hill Financial, Inc., a bank holding company engaged primarily in the commercial banking business. We are providing this prospectus/proxy statement to you to seek your approval of our merger with Towne Financial Corporation, a unitary savings and loan holding company. We will acquire Towne Financial through its merger with our company.

     The terms of the merger are contained in two agreements, the Agreement and Plan of Merger and Supplemental Agreement, each dated as of March 11, 1999. These agreements are attached as Appendix A to this prospectus/proxy statement.

     Upon completion of the merger, each outstanding share of Towne Financial common stock will convert into the right to receive 4.125 shares of our common stock, subject to adjustment based on the market value of our common stock. You should refer to the section of this prospectus/proxy statement entitled "The Merger" for more information.

     This prospectus/proxy statement also serves as a proxy for our special meeting of shareholders to be held on Tuesday, September 14, 1999, and as a proxy for the Towne Financial special meeting of shareholders, also to be held on September 14, 1999.

     Our common stock trades on the Nasdaq National Market under the symbol "OAKF." The closing price per share of our common stock on July 30, 1999 was $18.25.

          OUR MERGER WITH TOWNE FINANCIAL CORPORATION HAS CERTAIN RISKS. SEE "RISK FACTORS" AT PAGE 5 FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

                              --------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY BANK REGULATORY AGENCY, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS/PROXY STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this prospectus/proxy statement is August 4, 1999.

                                                 TABLE OF CONTENTS
Table of Contents..............................................................................................  2
Summary........................................................................................................  3
Risk Factors...................................................................................................  5
Where You Can Find More Information............................................................................  6
Information Incorporated by Reference..........................................................................  6
Comparative Per Share Information..............................................................................  8
Recent Developments............................................................................................  9
The Merger.....................................................................................................  9
   Background of the Merger....................................................................................  9
   Oak Hill Financial's Reasons for the Merger; Recommendation of Oak Hill Financial's
        Board of Directors.....................................................................................  9
   Towne Financial's Reasons for the Merger; Recommendation of Towne Financial's
       Board of Directors  .................................................................................... 10
   Opinion of Oak Hill Financial's Financial Advisor........................................................... 11
   Opinion of Towne Financial's Financial Advisor.............................................................. 11
   The Merger Agreement and Supplemental Agreement ............................................................ 12
   Regulatory Approvals........................................................................................ 12
   Dissenters' Rights.......................................................................................... 13
   Exchange of Certificates.................................................................................... 13
   Nasdaq Listing.............................................................................................. 13
   Resales by Affiliates....................................................................................... 13
Unaudited Pro Forma Condensed Combined Financial Position...................................................... 14
Pro Forma Condensed Combined Consolidated Earnings ............................................................ 16
Oak Hill Financial............................................................................................. 21
   General..................................................................................................... 21
   Subsidiaries................................................................................................ 21
   Description of Oak Hill Financial Securities................................................................ 21
   Related Transactions........................................................................................ 22
   Security Ownership of Principal Shareholders and Management ................................................ 22
Towne Financial Corporation.................................................................................... 24
   General..................................................................................................... 24
   Description of Towne Financial Securities................................................................... 24
   Related Transactions........................................................................................ 25
   Security Ownership of Principal Shareholders and Management................................................. 25
   Comparison of Rights of Shareholders of Oak Hill Financial and Towne Financial.............................. 27
Experts........................................................................................................ 28
Legal Opinion.................................................................................................. 28
Appendices
   Appendix A - Agreement and Plan of Merger and Supplemental Agreement....................................... A-1
   Appendix B - Opinion of RP Financial, LC................................................................... B-1
   Appendix C - Opinion of Trident Securities................................................................. C-1
   Appendix D - Section 1701.85 of the Ohio Revised Code...................................................... D-1
   Appendix E - Oak Hill Financial Form 10-K for year ended December 31, 1998................................. E-1
   Appendix F - Oak Hill Financial Form 10-Q for the quarter ended March 31, 1999............................. F-1
   Appendix G - Towne Financial Corporation Annual Report to Shareholders
      for the year ended June 30, 1998........................................................................ G-1
   Appendix H - Towne Financial Corporation Form 10-QSB for the quarter ended March 31, 1999.................................................................................... H-1

         THIS PROSPECTUS/PROXY STATEMENT INCORPORATES IMPORTANT BUSINESS INFORMATION AND FINANCIAL INFORMATION ABOUT OAK HILL FINANCIAL AND TOWNE FINANCIAL THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO SECURITY HOLDERS UPON A WRITTEN OR ORAL REQUEST TO OAK HILL FINANCIAL, INC., 14621 STATE ROUTE 93, JACKSON, OHIO 45640, ATTENTION: DAVID G. RATZ, (740) 286-3283. TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY SEPTEMBER 7, 1999, FIVE BUSINESS DAYS BEFORE SECURITY HOLDERS MUST MAKE AN INVESTMENT DECISION.

                            OAK HILL FINANCIAL, INC.

                                       AND

                           TOWNE FINANCIAL CORPORATION

                     --------------------------------------

                           PROSPECTUS/PROXY STATEMENT

                  ---------------------------------------------


                                     SUMMARY


OAK HILL FINANCIAL, INC.

     We are a registered bank holding company headquartered in Jackson, Ohio. Through our wholly owned subsidiary, Oak Hill Banks, we are engaged primarily in the commercial banking business, which includes lending, investment, deposit and borrowing activities. Oak Hill Banks, an Ohio state incorporated bank founded in 1902, operates 17 full-service offices in Jackson, Pickaway, Butler, Ross, Scioto, Gallia, Vinton, Athens, and Warren Counties, Ohio. Our principal offices are located at 14621 State Route 93, Jackson, Ohio 45640, and our telephone number is (740) 286-3283.

TOWNE FINANCIAL CORPORATION

     Towne Financial Corporation is a unitary savings and loan holding company engaged primarily in the origination of permanent mortgage loans secured by first mortgages on one- to four-family residential real estate located in its primary lending area. To a lesser extent, Towne Financial also originates mortgage loans secured by multifamily real estate and nonresidential real estate in its market area. In addition to real estate lending, Towne Financial originates loans to depositors secured by deposit accounts and other secured customer loans.

     Towne Financial obtains funds for lending and other investment activities primarily from savings deposits and principal repayment on loans. Periodically, the company draws advances from the Federal Home Loan Bank of Cincinnati as an alternative source of funds to satisfy loan demand, to fund deposit withdrawals or to pursue other investment strategies. Towne Financial's principal offices are located at 4811 Cooper Road, Blue Ash, Ohio 45242, and its phone number is
(513)791-1870.


THE MERGER

     Towne Financial will merge with and into us, and we will continue as the surviving corporation. As consideration for the merger, each outstanding share of Towne Financial's common stock will convert into the right to receive 4.125 shares of our common stock, subject to readjustment under the merger agreement.

REASONS FOR THE MERGER

     Our Board of Directors has determined that the merger is in your best interests as a shareholder of Oak Hill Financial. The Board believes that you should vote in favor of the merger because it will produce the following benefits:

o increased ability to satisfy customers' needs and to compete in the rapidly changing financial services industry; and

o solidification of Oak Hill Financial's presence in the financial services industry in Southern Ohio.

     Towne Financial's Board of Directors believes that the merger is in its shareholders' best interests because it will produce the following benefits:

o    creation of a broader market for its shareholders;

o expansion of the range of products and services that it can offer its customers; and

o    greater opportunities for career advancement for Towne Financial employees.


EXPENSES

     We are bearing principally all of the transaction expenses of the merger.

ACCOUNTING TREATMENT

     We intend to account for the merger using the pooling of interests method of accounting under generally accepted accounting principles and the rules and regulations of the Securities and Exchange Commission.

REGULATORY APPROVALS

     Our merger with Towne Financial must be approved by governmental and regulatory agencies, including the Federal Reserve Board, the Federal Deposit Insurance Corporation, and the Ohio Superintendent of Financial Institutions. You should refer to the section of this prospectus/proxy statement entitled "The Merger - Regulatory Approvals" for additional information.

DISSENTERS' RIGHTS

     Towne Financial shareholders may exercise dissenters' rights subject to section 1701.85 of the Ohio Revised Code. You should refer to the section of this prospectus/proxy statement entitled "The Merger - Dissenters' Rights" for additional information.

FEDERAL INCOME TAX CONSEQUENCES

     We anticipate that the merger will be a tax-free reorganization for federal income tax purposes, and that Towne Financial shareholders will recognize no gain or loss upon conversion of their Towne Financial shares into shares of our common stock, except with respect to cash received in lieu of fractional shares. Towne Financial shareholders may, however, recognize income, gain or loss in connection with the exercise of dissenters' rights.

     Towne Financial shareholders should consult with their own tax advisers concerning the federal income tax consequences of the merger, as well as the applicable state, local, foreign or other tax consequences, based upon their individual circumstances.

THE OAK HILL FINANCIAL SPECIAL MEETING

     We will hold our special meeting of shareholders at 1:00 p.m., local time, on Tuesday, September 14, 1999, at the Ohio State University Extension South District Office, 17 Standpipe Road, Jackson, Ohio. Only Oak Hill Financial shareholders of record at the close of business on July 30, 1999 will be entitled to vote at the special meeting. At that date, we had 4,367,765 shares of our common stock outstanding and entitled to vote on all matters requiring a vote of the shareholders, held by approximately 2,200 holders of record. Each share of our common stock entitles the holder to one vote, exercisable in person or by properly executed proxy, on each matter that comes before the shareholders at the special meeting.

     At the special meeting, we will ask you to adopt the merger and supplemental agreements, and in connection with the merger, approve the issuance of our common stock to Towne Financial shareholders. We are first sending this prospectus/proxy statement and the accompanying proxy card to our shareholders on our about August 10, 1999.

     Our Board of Directors is soliciting proxies for the special meeting. The shares represented by the accompanying proxy will be voted as you direct if you properly sign and date the proxy, and if we receive it prior to the special meeting. If you fail to provide instructions to the contrary, then the proxy will be voted FOR the adoption of the merger and supplemental agreements. The proxy also grants discretionary authority to vote on other matters which may arise at the special meeting. Management is presently unaware of any such matters.

     Even if you properly execute and return the enclosed proxy, you may revoke it at any time prior to the special meeting by either:

o filing with the Secretary of Oak Hill Financial a written notice of revocation or a subsequent proxy relating to the same shares; or

o    attending the special meeting and voting in person.

     The presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote at the special meeting will constitute a quorum at the special meeting. Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the Special Meeting.

     Under Ohio law, and under the terms of our listing agreement with the Nasdaq National Market, approval of the merger requires the affirmative vote of two-thirds of the shares of Oak Hill Financial common stock entitled to vote at the special meeting. Therefore, an abstention or broker non-vote will have the same effect as a vote against the merger. As of June 30, 1999, Oak Hill Financial directors and executive officers and their affiliates beneficially owned 1,912,979 shares of our common stock (including shares subject to stock options). This represents approximately

43.8% of the total issued and outstanding shares of our common stock entitled to vote at the special meeting.

     We will bear the cost of the solicitation of proxies, including the charges and expenses of brokerage firms and others, if any, for forwarding solicitation material to beneficial owners of stock. Representatives of our company may solicit proxies by mail, telegram, telephone, or personal interview.

THE TOWNE FINANCIAL SPECIAL MEETING

     We are also providing this prospectus/proxy statement to the shareholders of Towne Financial in connection with the Towne Financial Board of Directors' solicitation of proxies for its special meeting of shareholders to approve the merger with Oak Hill Financial. The Towne Financial special meeting will be held at 1:00 p.m., local time, on Tuesday, September 14, 1999, at Towne Financial's main office, 4811 Cooper Road, Blue Ash, Ohio. The close of business on July 30, 1999, is the record date for determining the Towne Financial shareholders of record entitled to notice of and to vote at the special meeting. On that date, Towne Financial had 222,200 shares entitled to vote on all matters requiring a vote of the shareholders.

     At the special meeting, the Towne Financial shareholders will be asked to adopt the merger and supplemental agreements with Oak Hill Financial, pursuant to which :

o    Towne Financial will be merged with and into Oak Hill Financial; and

o    Towne Financial's shareholders will become shareholders of Oak Hill
     Financial.

     This prospectus/proxy statement and accompanying proxy card are first being sent to Towne Financial shareholders on or about August 10, 1999.

     The Towne Financial Board of Directors is soliciting proxies for the Towne Financial special meeting. The shares represented by the accompanying proxy card will be voted as each Towne Financial shareholder directs if the shareholder properly signs, dates, and returns the proxy card, and Towne Financial receives it prior to the special meeting. If a Towne Financial shareholder does not direct to the contrary, then the proxy will be voted FOR the adoption of the merger agreement and supplemental agreement. The proxy also grants discretionary authority to vote on other matters which may arise at the Towne Financial special meeting. Towne Financial's management is presently unaware of any such matters.

     A Towne Financial shareholder who properly executes and returns the enclosed proxy may revoke it at any time prior to the Towne Financial special meeting by:

o executing and sending a later dated proxy to Towne Financial, which Towne Financial receives prior to the special meeting;

o notifying Towne Financial of the revocation either in writing or in open meeting; or

o    attending the special meeting and voting in person.

     The presence in person or by proxy of a majority of the outstanding Towne Financial common shares entitled to vote at the Towne Financial special meeting will constitute a quorum at the meeting. Under Ohio law and according to Towne Financial's Amended and Restated Articles of Incorporation, the merger agreement must be approved by the affirmative vote of at least two-thirds of the outstanding shares of Towne Financial common stock. As of June 30, 1999, Towne Financial's directors, executive officers, and their affiliates beneficially owned 69,951 shares of Towne Financial common stock. This represents approximately 31.5% of the total issued and outstanding shares entitled to vote at the special meeting.

EFFECTIVE TIME

     Assuming that all conditions to the merger are either satisfied or waived, we anticipate that the merger will become effective October 1, 1999.

                                  RISK FACTORS

     Our merger with Towne Financial, and the acquisition of our common stock by Towne Financial shareholders, involves the risk that we will not successfully manage the lending business of Towne Financial, which is more focused on real estate than our present lending business. There is also the risk that we will not successfully execute our plan to expand the business of Towne Financial by marketing our available banking products to existing and new Towne Financial customers.

     Our shareholders should consider Towne Financial's financial performance and the integration of Towne Financial into our company in deciding whether to approve the merger.

                       WHERE YOU CAN FIND MORE INFORMATION

     Oak Hill Financial and Towne Financial are each subject to the informational requirements of the Securities Exchange Act of 1934, and its rules and regulations. Therefore, we each must file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission.

     You can read and copy all of this information at the Public Reference Room of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-732-0330. The SEC also maintains a website that contains reports, proxy statements, and other information regarding issuers, such as us, who file electronically with the SEC. The address of this website is:

     http:\\www.sec.gov.

     Because our common stock is listed on the Nasdaq National Market, you can also obtain information about us at the offices of the Nasdaq Stock Market, located at 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus/proxy statement incorporates important business and financial information about our company that we have not included in or delivered with this prospectus/proxy statement. You may obtain this information without charge by writing or telephoning us at the following address:

          Oak Hill Financial, Inc.
          14621 State Route 93
          Jackson, Ohio 45640
          Attention: David G. Ratz
          Telephone:  (740) 286-3283

     This prospectus/proxy statement, which constitutes a part of a registration statement on Form S-4 that we have filed with the SEC, omits some of the information contained in the registration statement. You should review the registration statement and its exhibits for further information. In addition, statements that we make in this prospectus/proxy statement about any document filed as an exhibit are not necessarily complete. In each instance, you should refer to the exhibit directly.

                      INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the documents that we and Towne Financial file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus/proxy statement, and later information that we and Towne Financial individually and collectively file with the SEC automatically will update and supersede this information. We incorporate by reference any future filings that we and Towne Financial individually and collectively make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus/proxy statement and prior to the our special meeting of shareholders.

     We incorporate by reference into this prospectus/proxy statement the following documents and information filed with the SEC:

o Oak Hill Financial's Definitive Proxy Statement for the Annual Meeting of Shareholders, filed on April 2, 1999;

o Oak Hill Financial's Current Reports on Form 8-K filed on April 12, 1999, and on July 9, 1999;

o Market Price and Dividend Policy Data from Oak Hill Financial's Form 10-K for the year ended December 31, 1998, filed on March 30, 1999;

o Selected Financial Data from Oak Hill Financial's Form 10-K for the year ended December 31, 1998, filed on March 30, 1999;

o Management's Discussion and Analysis of Financial Condition and Results of Operations from Oak Hill Financial's Form 10-K for the year ended December 31, 1998, filed on March 30, 1999, and from Oak Hill Financial's Form 10-Q for the quarter ended March 31, 1999, filed on May 10, 1999;

o Towne Financial's Form 10-KSB for the year ended June 30, 1998, filed on September 28, 1998;

o Towne Financial's Definitive Proxy Statement for the Annual Meeting of Shareholders, filed on September 28, 1998;

o Market Price and Dividend Policy Data from Towne Financial's Annual Report to Shareholders for the year ended June 30, 1998;

o Selected Financial Data from Towne Financial's Annual Report to Shareholders for the year ended June 30, 1998; and

o Management's Discussion and Analysis of Financial Condition and Results of Operations from Towne Financial's Annual Report to Shareholders for the year ended June 30, 1998, and from Towne Financial's Form 10-QSB for the quarter ended March 31, 1999, filed May 10, 1999.

     In addition, we have attached the following documents as appendices to this prospectus/proxy statement:

o Oak Hill Financial's Annual Report on Form 10-K for the year ended December 31, 1998, filed on March 30, 1999;

o Oak Hill Financial's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed on May 10, 1999;

o Towne Financial's Annual Report to Shareholders for the year ended June 30, 1998; and

o Towne Financial's Form 10-QSB for the quarter ended March 31, 1999, filed on May 10, 1999.

                        COMPARATIVE PER SHARE INFORMATION

          The following table presents historical and unaudited pro forma per share data for our company and Towne Financial and on a consolidated basis. This information is qualified in its entirety by the historical financial statements and accompanying notes for Towne Financial and for us incorporated by reference in this prospectus/proxy statement. You should read this table in conjunction with those statements and notes. For more information, please refer to the financial statements contained in Appendices E-H of this prospectus/proxy statement.
          You should also read the following unaudited pro forma financial information in conjunction with our and Towne Financial's unaudited pro forma financial statements and accompanying notes included in this prospectus/proxy statement. For more information, please refer to the section of this prospectus/proxy statement entitled "Unaudited Condensed Combined Financial Information."

                                        THREE MONTHS                 YEAR ENDED
                                       ENDED MARCH 31,              DECEMBER 31,
                                       ---------------              ------------

                                       1999       1998       1998       1997       1996
                                       ----       ----       ----       ----       ----
OAK HILL FINANCIAL(1)

Diluted Earnings Per Common Share     $  .35     $  .29     $ 1.34     $  .83     $  .84

Cash Dividends Paid Per                  .09        .06        .29        .21        .17
Common Share

Book Value Per Common Share             8.79       7.83       8.58       7.58       6.90
(at period end)

TOWNE FINANCIAL CORPORATION(2)

Diluted Earnings Per Common Share       1.04       1.40       4.54       3.35       1.36

Cash Dividends Paid Per                  .12        .10        .44        .20         --
Common Share

Book Value Per Common Share            42.77      40.57      43.35      38.37      34.96
(at period end)

UNAUDITED PRO FORMA
COMBINED CONSOLIDATED

Diluted Earnings Per Common  Share       .34        .30       1.30        .83        .76

Cash Dividends Paid Per                  .08        .05        .26        .18        .14
Common Share

Book Value Per Common Share             9.06       8.16       8.90       7.86       7.16
(at period end)

(1) Weighted-average common shares outstanding for purposes of computing diluted earnings per common share totaled 4,448,146 and 4,477,867 for the three month periods ended March 31, 1999 and 1998, and 4,497,989, 4,448,856 and 4,404,508 for the years ended December 31, 1998, 1997 and 1996, respectively. Book value per common share is computed based upon shares outstanding totaling 4,367,765, 4,398,665, 4,367,765,
          4,397,665 and 4,396,415 at March 31, 1999 and 1998 and at December 31,
          1998, 1997 and 1996, respectively.

(2) Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per common share totaled 230,746 and 219,218 for the three month periods ended March 31, 1999 and 1998, and 220,086, 218,023 and 215,295 for each of the three years ended December 31, 1998, 1997 and 1996, respectively. Book value per common share is computed based upon shares outstanding totaling 222,200, 208,500, 210,000, 208,500 and 208,000 at March 31, 1999 and 1998 and
          at December 31, 1998, 1997 and 1996, respectively.

                               RECENT DEVELOPMENTS

OAK HILL FINANCIAL

     On July 7, 1999, we announced our earnings for the second quarter of 1999. Net earnings for the three -month period ended June 30, 1999 were $1,580,000, or $.36 per share on a diluted basis. The second quarter earnings represented an increase of 1.9% over the $1,550,000, or $.34 per share on a diluted basis, in net earnings recorded for the second quarter of 1998.

     Year-to-date, our earnings of $3,152,000 ($.71 per share, diluted) increased 10.36% from $2,856,000 ($.64 per share, diluted) in earnings for the first six months of 1998. Return on average assets and return on average equity for the first six months of 1999 were 1.47% and 16.58% respectively.

     Our total assets increased 11.7% from December 31, 1998 to June 30, 1999 to end the quarter at $440.8 million. This represents an increase of 13.7% over the $387.6 million in total assets recorded at June 30, 1998.

TOWNE FINANCIAL

     Towne Financial's consolidated net earnings for the fourth quarter ended June 30, 1999 were $224,000, or $.88 per share on a diluted basis. These earnings represent an increase of $3,000, or 1.4%, over the $221,000 in net earnings recorded for the fourth quarter ended June 30, 1998. However, on a per share basis, there was a decrease in net earnings per share on a diluted basis from quarter-to-quarter of $.13, or 12.9%, from $1.01 per share diluted for the three months ended June 30, 1998 to $.88 per diluted share for the three months ended June 30, 1999.

     Net earnings for the year ended June 30, 1999 were $938,000, or $4.05 per share on a diluted basis. These earnings represent the same level of earnings reported for the year ended June 30, 1998. On a per share basis, there was a decrease of $.23 per share on a diluted basis, or 5.4%, from $4.28 per diluted share for the year ended June 30, 1998 to $4.05 per diluted share for the year ended June 30, 1999. Return on average assets and return on average equity for the year ended June 30, 1999 were .78% and 10.24% respectively, compared to .84% and 11.54% for the year ended June 30, 1998, respectively.

     At June 30, 1999, Towne Financial's consolidated assets totaled $117.8 million, which approximates the same level of total assets at June 30, 1998.


                                   THE MERGER

BACKGROUND OF THE MERGER

     We began merger discussions with Towne Financial in November 1998. Both firms contacted legal and financial advisors in January 1999. The merger agreement and supplemental agreement were signed on March 11, 1999.

     We and Towne Financial believe that Towne Financial's combination with our company will enable us to reach a wider customer base, and thus strengthen our position in the banking industry in Southern Ohio.

     The terms and conditions of the merger were determined in arms' length negotiations between the management teams and Boards of Directors of Oak Hill Financial and Towne Financial with advice from their respective financial advisors and lawyers, after evaluation of the current financial condition, earnings potential and market position of Oak Hill Financial and Towne Financial, as well as the business prospects of the combined companies.

OAK HILL FINANCIAL'S REASONS FOR THE MERGER; RECOMMENDATION OF OAK HILL FINANCIAL'S BOARD OF DIRECTORS

     At a meeting on March 9, 1999, the Oak Hill Financial Board of Directors unanimously determined that the merger is advisable and in the best interests of the company and its shareholders. The Board approved the merger and the merger agreement, and decided to recommend that the Oak Hill Financial shareholders vote in favor of the merger. In reaching these conclusions, the Board considered the following factors in favor of the merger:

o the financial terms of the merger, based on the information it received from Trident Securities indicating that the terms of the transaction were fair to Oak Hill Financial's shareholders;

o the benefits to Oak Hill Financial through an enhanced ability to meet the financial needs of its customers and compete in the rapidly changing financial services industry;

o solidification of Oak Hill Financial's presence in the financial services industry in Southern Ohio; and

o the likelihood of being able to obtain the required regulatory approvals for the merger.

Oak Hill Financial also considered as factors weighing against the merger:

o the expense of operating two subsidiaries as insured depository institutions;

o    the potential dilution of earnings and book value;

o the difficulty of integrating some of the administrative functions of two geographically separate subsidiaries; and

o    merger-related costs.

     Oak Hill Financial's Board of Directors determined that the benefits of the merger outweighed its costs in concluding that the merger is fair to its shareholders. The list of factors provided above is not intended to be exhaustive. In addition, individual members of the Oak Hill Financial Board may have given different weight to different factors.

     For these reasons, the Oak Hill Financial Board of Directors recommends that you vote FOR the proposal to approve the merger and supplemental agreements with Towne Financial.

TOWNE FINANCIAL'S REASONS FOR THE MERGER; RECOMMENDATION OF TOWNE FINANCIAL'S BOARD OF DIRECTORS

     Periodically financial institutions have approached Towne Financial expressing an interest in affiliating with the company. Each time, Towne Financial's Board of Directors has carefully considered the company's future prospects in view of prevailing and anticipated regulatory, economic and competitive conditions, to determine the course of action that was in its shareholders' best interests. Each time Towne Financial's Board determined that Towne Financial's shareholders would best be served by remaining independent.

   In November 1998, as part of the normal strategic planning process, Towne Financial's Board of Directors solicited expressions of interest from potential merger partners. The Board received four merger proposals from institutions interested in merging with Towne Financial, including one from Oak Hill Financial. As it had done with prior merger proposals, Towne Financial's Board considered the potential benefits a merger could bring to its company, including:

o the many changes that have affected the financial sector recently, as regulatory matters continue to become increasingly complex and as technology assumes an ever-increasing role in the delivery of financial products and services;

o the competitive challenges that Towne Financial will likely encounter in the future; and

o    the lack of liquidity with respect to Towne Financial's common stock.

After reviewing the merger proposals and considering these and other factors, the Board concluded that, at this time, Towne Financial's shareholders and customers would be best served by affiliating with a larger financial institution.

     Towne Financial then retained RP Financial, LC., an investment banking firm experienced in financial institution mergers and acquisitions, to advise Towne Financial's Board of Directors about a possible affiliation. RP Financial analyzed Towne Financial against comparable financial institutions and prepared an extensive analysis to help the Board assess Towne Financial's valuation in an acquisition context. With RP Financial's assistance, the Board evaluated Oak Hill Financial's merger proposal relative to a stand-alone valuation of the company, the potential value that could be generated for shareholders if the company remained independent, and the ability of other potential merger partners to pay a competitive merger price. In concluding that Oak Hill Financial was the most suitable merger partner, the Board considered a number of factors, including, but not limited to:

o the price per share offered by Oak Hill Financial relative to both the stand-alone value estimated by RP Financial and the three other merger proposals received;

o the strong market performance of Oak Hill Financial's common stock, and its prospects for increased profitability and growth;

o the established market for Oak Hill Financial's common stock, which would benefit Towne Financial shareholders;

o the absence of overlapping service areas between Oak Hill Financial and Towne Financial;

o Oak Hill Financial's size, which is large enough to support the staff and technology necessary to offer products and services that Towne Financial does not now offer, but small enough to allow the company to pursue a business philosophy based on customer service and providing for the financial needs of small communities; and

o the diverse opportunities for career advancement that Oak Hill Financial could offer Towne Financial's employees.

     Towne Financial's Board recognized that these features would provide the foundation for a combination that would benefit its shareholders, employees, customers and the communities it services. On March 11, 1999, at the conclusion of arm's length negotiations between Towne Financial and Oak Hill Financial, Towne Financial's Board of Directors met to consider approval of the terms of the merger agreement. Representatives of RP Financial participated in the meeting and, after reviewing the financial components of the merger with the Board, advised the Board that in their opinion, the merger was fair to the Towne Financial shareholders from a financial point of view.

     Based on these considerations, Towne Financial's Board of Directors determined that the merger with Oak Hill Financial was in the best interests of the company and its shareholders, and unanimously approved the merger agreement.

     For these reasons, the Towne Financial Board of Directors recommends that you vote FOR the proposal to approve the merger and supplemental agreements with Oak Hill Financial.

OPINION OF OAK HILL FINANCIAL'S FINANCIAL ADVISOR

     We retained Trident Securities in November of 1998 to act as our financial advisor regarding a possible merger with Towne Financial. Before the parties executed the merger agreement, Trident provided our Board with a verbal opinion that the consideration we would pay for each share of Towne Financial common stock was fair to our shareholders from a financial point of view. After we and Towne signed the merger agreement, Trident completed its due diligence and delivered a formal written fairness opinion to our Board confirming its prior verbal opinion. Trident has delivered its updated written opinion to our Board of Directors as of the date of this prospectus/proxy statement. Trident has consented to the inclusion of that opinion and the related disclosure in this prospectus/proxy statement.

     You should note that Trident's opinion is directed to our Board of Directors, and only to the fairness to you, as our shareholders, of the merger consideration that we will pay for Towne Financial's shares. Trident's opinion is based on conditions as they existed and could be evaluated as of the date of its opinion. Please keep in mind that Trident's opinion is not a recommendation to either the Oak Hill Financial or Towne Financial shareholders as to how you and Towne's shareholders should vote at the special meeting, nor does it address the underlying business decision to effect this merger.

     We have attached the full text of Trident's opinion as Appendix C to this prospectus/proxy statement, and incorporate the opinion by reference into this document. We urge you to read the opinion in its entirety for a description of the assumptions made, matters considered, and limits on the review Trident undertook to render its opinion.

OPINION OF TOWNE FINANCIAL'S FINANCIAL ADVISOR

     Towne Financial's Board of Directors retained RP Financial, LC. in January, 1999 to provide financial advisory and investment banking services to Towne Financial concerning the merger. Specifically, the Board desired that RP Financial provide an opinion as to whether the exchange ratio of Oak Hill Financial shares for Towne Financial shares was fair to Towne Financial's shareholders from a financial point of view. In requesting RP Financial's advice, the Board did not limit the scope of its investigation or provide RP Financial with any special instructions. The Board selected RP Financial based on its expertise in the valuation of businesses and their securities in connection with mergers and acquisitions of savings and loans, savings banks, and savings and loan holding companies.

     RP Financial first rendered its opinion to the Board of Directors on February 16, 1999, at a meeting to review the financial terms of the merger agreement and supplemental agreement. At that meeting, RP Financial verbally stated that, as of such date, the exchange ratio (which was determined by Towne Financial through negotiation with Oak Hill Financial) was fair to Towne Financial's shareholders from a financial point of view. RP Financial subsequently updated this opinion as of March 11, 1999, the date that the Towne Financial Board approved and adopted the merger and supplemental agreements. RP Financial again updated this opinion as of the date of this prospectus/proxy statement.

     Towne Financial shareholders should note that RP Financial's opinion is directed to Towne Financial's Board of Directors in its consideration of the exchange ratio as described in the merger agreement. The opinion is not a recommendation to any Towne Financial shareholder to act a certain way in connection with the merger agreement, or otherwise. Towne Financial shareholders should also note that RP Financial's opinion is based on market conditions and other circumstances existing as of the date of this prospectus/proxy statement.

     The full text of RP Financial's opinion, is attached as Appendix B to this prospectus/proxy statement, and is incorporated by reference into this document. Towne Financial shareholders are urged to read the opinion in its entirety.

     Based on an engagement letter dated January 20, 1999, RP Financial estimates that it will receive fees of $25,000, plus reimbursement of certain out-of-pocket expenses, for its services in connection with the merger. In addition, Towne Financial has agreed to indemnify RP Financial against certain liabilities, including liabilities under the federal securities laws.

THE MERGER AGREEMENT AND SUPPLEMENTAL AGREEMENT

     The following is a summary of the material provisions of the merger agreement and supplemental agreement, copies of which are attached as Appendix A to this prospectus/proxy statement. We urge you to read these agreements carefully.

     The merger agreement provides that, following its approval by our shareholders and the Towne Financial shareholders, and the satisfaction or waiver of the other conditions to the merger, Towne Financial will merge with and into our company. We will continue as the surviving corporation of the merger, and Towne Financial will cease to exist.

     The merger will become effective once we file a certificate of merger with the Ohio Secretary of State, as required under Ohio law. We expect that this will occur on or about October 1, 1999.

     In the merger, each share of Towne Financial common stock will convert into the right to receive 4.125 fully paid and nonassessable shares of our common stock, subject to adjustment based on the price of our common stock. Specifically, if the average price of our common stock for the twenty day period ending three days prior to the closing date of the merger is $21.71 or greater, then Towne Financial shareholders will receive less than 4.125 shares of our common stock for each share of Towne Financial common stock. In turn, if the average price of our common stock for this same period is $16.05 or lower, then Towne Financial shareholders will receive more than 4.125 shares of our common stock for each share of Towne Financial common stock, unless we choose not to proceed with the merger.

     No fractional shares of our common stock will be issued to Towne Financial shareholders. Instead, each Towne Financial shareholder otherwise entitled to receive a fractional share will receive its cash value, as calculated according to the merger agreement. Towne Financial shareholders will not receive interest with respect to any such cash payments.

     Upon consummation of the merger, all unvested options to purchase Towne Financial common stock that are outstanding will immediately vest. Each option to purchase one share of Towne Financial common stock will automatically convert into an option to purchase 4.125 shares of our common stock, subject to adjustment.

     The supplemental agreement contains additional covenants that we and Towne Financial have made in connection with the merger. In the supplemental agreement, we and Towne Financial each make representations and warranties about matters including our respective assets, liabilities, financial statements, and the authority each of us has to enter into the merger. These representations and warranties are customary in this type of transaction.

     In addition, the supplemental agreement sets forth conditions that we and Towne Financial each must satisfy before either of us is obligated to complete the merger. These conditions require that we and Towne Financial obtain:

o approval of the merger from our shareholders and from Towne Financial's shareholders;

o all necessary regulatory approvals from the Federal Reserve Board and Ohio Division of Financial Institutions, and other governmental authorities;

o opinions as to the fairness of the merger to our shareholders and to Towne Financial's shareholders; and

o    other tax and legal opinions.

     The supplemental agreement also contains limited, customary conditions under which we or Towne Financial may abandon the merger. If Towne Financial terminates the merger outside of these limited conditions, then it will have to pay us a cancellation fee of $500,000 as liquidated damages. If we and Towne Financial do not complete the merger by December 31, 1999, the merger agreement and supplement agreement will automatically terminate.

REGULATORY APPROVALS

     The following governmental and regulatory agencies must approve our merger with Towne Financial:

o    the Federal Deposit Insurance Corporation (FDIC); and

o    the Ohio Superintendent of Financial Institutions.

     As of July 30, 1999, we will have submitted the notices and applications required to be filed with each of these agencies. Towne Financial and we believe that these agencies will approve our applications in connection with the merger; however, we cannot assure you that we will be able to obtain these approvals.

DISSENTERS' RIGHTS

     Under Ohio law, Towne Financial shareholders of record who properly exercise and perfect dissenters' rights with respect to the merger will have the right to receive the "fair cash value" of their shares (excluding any appreciation or depreciation in the market value resulting from the merger). To properly exercise and perfect dissenters' rights, a Towne Financial shareholder must follow the steps set out in section 1701.85 of the Ohio Revised Code. Failure to follow section 1701.85 may result in the loss of such rights, in which case the dissenting shareholder will be entitled to receive the consideration provided for in the merger agreement.

     Towne Financial shareholders should read the full text of section 1701.85, which is reprinted in its entirety as Appendix D to this prospectus/proxy statement.

EXCHANGE OF CERTIFICATES

     Upon completion of the merger, Towne Financial common stock will automatically convert into the right to receive 4.125 shares of our common stock, subject to adjustment. Therefore, Towne Financial shareholders will want to exchange their old Towne Financial stock certificates for new Oak Hill Financial stock certificates as a result of the merger.

     Our transfer agent, the Fifth Third Bank, will deliver to Towne Financial's shareholders of record a letter of transmittal and instructions to facilitate the exchange of certificates. A Towne Financial shareholder who surrenders his certificate to Fifth Third Bank, together with a duly executed letter of transmittal and any other required documents, will be entitled to receive, in exchange therefor:

o    the Federal Reserve Board;

o    a certificate representing shares of Oak Hill Financial common stock; and

o when applicable, a check representing cash in lieu of any fractional shares.

     If a certificate representing shares of Towne Financial common stock has been lost, stolen or destroyed, the shareholder must submit to Fifth Third Bank an affidavit in a form that we and Fifth Third Bank have approved.

     Upon receipt of a properly executed affidavit, Fifth Third Bank will deem the lost, stolen or destroyed certificate to be cancelled. As a condition to issuing a new stock certificate, however, we may require the holder of any such certificate to provide us with a bond in any amount as we may direct.

     Towne Financial shareholders should not submit any stock certificates now, but rather should only submit stock certificates upon receipt of, and together with, the letter of transmittal and accompanying instructions.

NASDAQ LISTING

     We expect that shares of our common stock to be issued in the merger will be listed on the Nasdaq National Market. We have filed a listing application with Nasdaq covering these shares. Nasdaq's approval of this application is a condition precedent to the completion of the merger.

RESALES BY AFFILIATES

     Shareholders who are deemed "affiliates" of Towne Financial under Rule 145 of the Securities Act of 1933 will only be permitted to transfer their shares of our common stock issued in the merger under the following circumstances:

o    pursuant to an effective registration statement under the Securities Act;

o    in compliance with Rule 145; or

o pursuant to an exemption from the registration requirements of the Securities Act.

     We will place appropriate legends on the certificates of our common stock to be received by affiliates of Towne Financial. We may also issue stock transfer instructions to our transfer agent, Fifth Third Bank, reflecting the resale restrictions on Towne Financial affiliates stated above. As a condition to completion of the merger, the merger agreement requires those individuals deemed to be affiliates of Towne Financial to deliver a written agreement to us stating that they will not sell, transfer, or dispose of their shares of Oak Hill Financial common stock received in the merger except in accordance with the above restrictions.

                UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
                    INFORMATION OF OAK HILL FINANCIAL, INC.


     You should read the following information in conjunction with our historical consolidated financial statements and with Towne Financial's historical statements, which are incorporated by reference in this prospectus/proxy statement.

                                                        March 31, 1999
                                                    (dollars in thousands)

                                                                    Towne                           Pro-Forma       Pro-Forma
                                                  Oak Hill         Financial                       Adjustments      Combined
ASSETS                                         Financial, Inc.    Corporation        Combined         Dr(Cr)          Total
                                               ---------------    -----------        --------         ------          -----

Cash and cash equivalents                          $  9,011         $  5,407         $ 14,418         $  --         $ 14,418

Investment securities designated as
available for sale - at market                       42,420            7,403           49,823            --           49,823

Investment securities designated as
held-to-maturity - at amortized cost                     --              889              889            --              889

Mortgage-backed securities designated as
available for sale - at market                       12,186           18,966           31,152            --           31,152

Mortgage-backed securities designated as
held-to-maturity - at amortized cost                     --           13,111           13,111            --           13,111

Loans receivable - net (including loans
held for sale)                                      346,925           71,461          418,386            --          418,386

Other assets                                         24,622            5,080           29,702            --           29,702
                                                   --------         --------         --------         -----         --------

         Total Assets                              $435,164         $122,317         $557,481         $  --         $557,481
                                                   ========         ========         ========         =====         ========

LIABILITIES AND
STOCKHOLDERS' EQUITY
Deposits                                           $370,933         $ 98,409         $469,342         $  --         $469,342
Borrowings                                           22,389           12,689           35,078            --           35,078
Other liabilities                                     3,469            1,715            5,184            --            5,184
                                                   --------         --------         --------         -----         --------
        Total Liabilities                           396,791          112,813          509,604            --          509,604

Stockholders' Equity
Common Stock ($.50 stated value, 15.0
million shares authorized, 5,283,927
shares  assumed  outstanding)                         2,208              222            2,430          (236)*          2,666
Additional paid-in capital                            4,106            1,884            5,990           236            5,754
Retained earnings                                    32,896            7,478           40,374            --           40,374
Treasury stock                                         (755)              --             (755)           --             (755)
Less required contributions for shares
acquired by Employee Stock
Ownership Plan (ESOP)                                    --              (15)             (15)           --              (15)
Accumulated other comprehensive
Income:
   Unrealized losses on securities
   designated as available for sale, net
   of related tax effects                               (82)             (65)            (147)           --              (147)
                                                   --------         --------         --------         -----          --------

         Total Stockholders' Equity                  38,373            9,504           47,877            --            47,877
                                                   --------         --------         --------         -----          --------

         Total Liabilities and                     $435,164         $122,317         $557,481         $  --          $557,481
         Stockholders' Equity                      ========         ========         ========         =====          ========

     * Allocation to stated capital

                                                      December 31, 1998
                                                    (dollars in thousands)

                                                                      Towne                          Pro-Forma      Pro-Forma
                                                  Oak Hill          Financial                       Adjustments     Combined
                                               Financial, Inc.     Corporation       Combined          Dr(Cr)         Total
                                               ---------------     -----------       --------          ------         -----
ASSETS
Cash and cash equivalents                          $ 10,100         $  4,959         $ 15,059            --         $ 15,059

Investment securities designated as
available for sale - at market                       50,584            7,549           58,133            --           58,133

Investment securities designated as
held-to-maturity - at amortized cost                     --              890              890            --              890

Mortgage-backed securities designated as
available for sale - at market                        6,559           20,340           26,899            --           26,899

Mortgage-backed securities designated as
held-to-maturity - at amortized cost                     --           14,105           14,105            --           14,105

Loans receivable - net (including loans
held for sale)                                      340,693           70,553          411,246            --          411,246

Other assets                                         22,043            4,771           26,814            --           26,814
                                                   --------         --------         --------         -----         --------

        Total Assets                               $429,979         $123,167         $553,146         $  --         $553,146
                                                   ========         ========         ========         =====         ========

LIABILITIES AND
STOCKHOLDERS' EQUITY
Deposits                                           $366,090         $ 99,584         $465,674         $  --         $465,674

Borrowings                                           23,784           12,689           36,473            --           36,473

Other liabilities                                     2,635            1,790            4,425            --            4,425
                                                   --------         --------         --------         -----         --------

        Total Liabilities                           392,509          114,063          506,572            --          506,572

Stockholders' Equity
Common Stock ($.50 stated value, 15.0
million shares authorized, 5,234,015
shares assumed outstanding)                           2,208              210            2,418          (223)*          2,641

Additional paid-in capital                            4,106            1,696            5,802           223            5,579

Retained earnings                                    31,718            7,262           38,980            --           38,980

Treasury stock                                         (755)              --             (755)           --             (755)

Less required contributions for shares
acquired by ESOP                                         --              (15)             (15)           --              (15)

Accumulated other comprehensive
income:
    Unrealized gains (losses) on securities
    designated as available for sale, net of
    related tax effects                                 193              (49)             144            --              144
                                                   --------         --------         --------         -----         --------

        Total Stockholders' Equity                   37,470            9,104           46,574            --           46,574
                                                   --------         --------         --------         -----         --------

        Total Liabilities and
        Stockholders' Equity                       $429,979         $123,167         $553,146         $  --         $553,146
                                                   ========         ========         ========         =====         ========

*  Allocation to stated capital.

                                      Pro Forma Condensed Combined Consolidated Earnings
                                           For the three months ended March 31, 1999
                                         (dollars in thousands, except per share data)

                                                                     Towne                           Pro-Forma       Pro-Forma
                                                   Oak Hill        Financial                        Adjustments      Combined
                                                Financial, Inc.   Corporation       Combined           Dr(Cr)          Total
                                                ---------------   -----------       --------           ------          -----

INTEREST INCOME
  Loans                                              $7,717          $1,467          $ 9,184          $   --          $ 9,184

  Mortgage-backed securities                            109             441              550              --              550

  Investment securities                                 762             109              871              --              871

  Interest-bearing deposits and other                   160              53              213              --              213
                                                     ------          ------          -------          ------          -------
    Total interest income                             8,748           2,070           10,818              --           10,818

INTEREST EXPENSE

Deposits                                              3,706           1,185            4,891              --            4,891

Borrowings                                              352             182              534              --              534
                                                     ------          ------          -------          ------          -------
    Total interest expense                            4,058           1,367            5,425              --            5,425
                                                     ------          ------          -------          ------          -------
    Net interest income                               4,690             703            5,393              --            5,393

Provision for losses on loans                           303               7              310              --              310
                                                     ------          ------          -------          ------          -------
     Net interest income after provision
     for losses on loans                              4,387             696            5,083              --            5,083

OTHER INCOME
  Gain on sale of loans, securities,
    and other assets                                    164             160              324              --              324

 Service charges, fees and other
    operating                                           422              22              444              --              444
                                                     ------          ------          -------          ------          -------
    Total other income                                  586             182              768              --              768

GENERAL, ADMINISTRATIVE AND OTHER
   EXPENSE
  Employee compensation and benefits                  1,534             301            1,835              --            1,835

  Occupancy and equipment                               317              99              416              --              416

  Federal deposit insurance premiums                     18              15               33              --               33

  Franchise taxes                                       123              22              145              --              145

  Other operating                                       606             115              721              --              721
                                                     ------          ------          -------          ------          -------
    Total general, administrative
    and other expense                                 2,598             552            3,150              --            3,150
                                                     ------          ------          -------          ------          -------

Earnings before federal income taxes                  2,375             326            2,701              --            2,701

Federal income taxes                                    803              83              886              --              886
                                                     ------          ------          -------          ------          -------

     NET EARNINGS                                   $ 1,572           $ 243          $ 1,815           $  --          $ 1,815
                                                    =======           =====          =======           =====          =======

     EARNINGS PER COMMON
     SHARE (DILUTED)                                $   .35           $1.04
                                                    =======           =====

     PRO FORMA EARNINGS PER COMMON SHARE                                                                              $   .34
                                                                                                                      =======

                                             For the year ended December 31, 1998
                                         (dollars in thousands, except per share data)

                                                                   Towne                           Pro-Forma         Pro-Forma
                                              Oak Hill           Financial                        Adjustments        Combined
                                           Financial, Inc.      Corporation      Combined            Dr(Cr)            Total
                                           ---------------      -----------      --------            ------            -----

INTEREST INCOME

Loans                                          $28,849             $6,206         $35,055             $ --            $35,055
  Mortgage-backed securities                       360              1,994           2,354               --              2,354

  Investment securities                          3,257                155           3,412               --              3,412

  Interest-bearing deposits and other              487                291             778               --                778
                                               -------             ------         -------             ----            -------
       Total interest income                    32,953              8,646          41,599               --             41,599

INTEREST EXPENSE

  Deposits                                      14,543              4,852          19,395               --             19,395

  Borrowings                                     1,188                756           1,944               --              1,944
                                               -------             ------         -------             ----            -------
        Total interest expense                  15,731              5,608          21,339               --             21,339
                                               -------             ------         -------             ----            -------
        Net interest income                     17,222              3,038          20,260               --             20,260

  Provision for losses on loans                  1,238                 28           1,266               --              1,266
                                               -------             ------         -------             ----            -------
        Net interest income after
         provisions for losses on loans         15,984              3,010          18,994               --             18,994

OTHER INCOME

  Gain on sale of loans, securities, and
     other assets                                1,034                604           1,638               --              1,638
  Service charges, fees and other
      operating                                  1,544                 67           1,611               --              1,611
                                               -------             ------         -------             ----            -------
         Total other income                      2,578                671           3,249               --              3,249

GENERAL, ADMINISTRATIVE AND OTHER
  EXPENSE

Employee compensation and benefits               5,270              1,178           6,448               --              6,448
 Occupancy and equipment                         1,288                385           1,673               --              1,673
 Federal deposit insurance premiums                 61                 56             117               --                117
 Franchise taxes                                   472                100             572               --                572
 Other operating                                 2,512                466           2,978               --              2,978
                                               -------             ------         -------             ----            -------

Total general, administrative and                9,603              2,185          11,788               --             11,788
          other expense                        -------             ------         -------             ----            -------
Earnings before federal income taxes             8,959              1,496          10,455               --             10,455

Federal income taxes                             2,918                497           3,415               --              3,415
                                               -------             ------         -------             ----            -------

     NET EARNINGS                              $ 6,041             $  999         $ 7,040             $ --            $ 7,040
                                               =======             ======         =======             ====            =======
     EARNINGS PER COMMON
     SHARE (DILUTED)                           $  1.34             $ 4.54
                                               =======             ======
     PRO FORMA EARNINGS PER
     COMMON SHARE                                                                                                     $  1.30
                                                                                                                      =======

                                              For the year ended December 31, 1997
                                         (dollars in thousands, except per share data)

                                                                     Towne                           Pro-Forma        Pro-Forma
                                                 Oak Hill           Financial                       Adjustments       Combined
                                              Financial, Inc.      Corporation      Combined           Dr(Cr)           Total
                                              ---------------      -----------      --------           ------           -----
INTEREST INCOME

 Loans                                             $24,143            $5,869         $30,012           $  --           $30,012

 Mortgage-backed securities                            510             1,718           2,228              --             2,228

 Investment securities                               3,156               104           3,260              --             3,260

 Interest-bearing deposits and other                   445               144             589              --               589
                                                   -------            ------         -------           -----           -------
                                                    28,254             7,835          36,089              --            36,089
Total interest income

INTEREST EXPENSE

  Deposits                                          12,103             4,188          16,291              --            16,291

  Borrowings                                         1,604               731           2,335              --             2,335
                                                   -------            ------         -------           -----           -------
     Total interest expense                         13,707             4,919          18,626              --            18,626
                                                   -------            ------         -------           -----           -------
     Net interest income                            14,547             2,916          17,463              --            17,463

Provision for losses on loans                        1,150                21           1,171              --             1,171
                                                   -------            ------         -------           -----           -------
        Net interest income after provision
            for losses on loans                     13,397             2,895          16,292              --            16,292

OTHER INCOME

 Gain on sale of loans, securities and
   other assets                                         25               114             139              --               139

 Services charges, fees and other
    operating                                        1,388               117           1,505              --             1,505
                                                   -------            ------         -------           -----           -------
        Total other income                           1,413               231           1,644              --             1,644

GENERAL, ADMINISTRATIVE AND
  OTHER EXPENSE

  Employee compensation and benefits                 4,342             1,051           5,393              --             5,393

  Occupancy and equipment                            1,189               366           1,555              --             1,555

  Federal deposit insurance premiums                    58                50             108              --               108

  Franchise taxes                                      327                94             421              --               421

  Other operating                                    3,134               447           3,581              --             3,581
                                                   -------            ------         -------           -----           -------
        Total general, administrative and
          other expense                              9,050             2,008          11,058              --            11,058
                                                   -------            ------         -------           -----           -------
Earnings before federal income taxes                 5,760             1,118           6,878              --             6,878

Federal income taxes                                 2,052               389           2,441              --             2,441
                                                   -------            ------         -------           -----           -------

        NET EARNINGS                               $ 3,708            $  729         $ 4,437           $  --           $ 4,437
                                                   =======            ======         =======           =====           =======

        EARNINGS PER COMMON                        $   .83            $ 3.35
        SHARE                                      =======            ======

        PRO FORMA EARNINGS PER
        COMMON SHARE                                                                                                   $   .83
                                                                                                                       =======

                                              For the year ended December 31, 1996
                                         (dollars in thousands, except per share data)

                                                                   Towne                            Pro-Forma         Pro-Forma
                                                Oak Hill         Financial                         Adjustments        Combined
                                             Financial, Inc.    Corporation        Combined           Dr(Cr)            Total
                                             ---------------    -----------        --------           ------            -----
INTEREST INCOME

  Loans                                           $20,420          $4,757           $25,177            $  --           $25,177

  Mortgage-backed securities                          273           1,794             2,067               --             2,067

  Investment securities                             2,907              77             2,984               --             2,984

  Interest-bearings deposits and other                569             157               726               --               726
                                                  -------          ------           -------            -----           -------
     Total interest income                         24,169           6,785            30,954               --            30,954

INTEREST EXPENSE

  Deposits                                         10,616           3,672            14,288               --            14,288

  Borrowings                                        1,003             600             1,603               --             1,603
                                                  -------          ------           -------            -----           -------
      Total interest expense                       11,619           4,272            15,891               --            15,891
                                                  -------          ------           -------            -----           -------
      Net interest income                          12,550           2,513            15,063               --            15,063

Provision for losses on loans                         859              20               879               --               879
                                                  -------          ------           -------            -----           -------
     Net interest income after provision
      for losses on loans                          11,691           2,493            14,184               --            14,184

OTHER INCOME

  Gain on sale of loans, securities and
   other assets                                       109             218               327               --               327

   Service charges, fees and other
     operating                                      1,292             151             1,443               --             1,443
                                                  -------          ------           -------            -----           -------
       Total other income                           1,401             369             1,770               --             1,770

GENERAL, ADMINISTRATIVE AND OTHER
  EXPENSE

  Employee compensation and benefits                3,978             980             4,958               --             4,958

  Occupancy and equipment                           1,036             360             1,396               --             1,396

  Federal deposit insurance premiums                  395             520               915               --               915

  Franchise taxes                                     377              92               469               --               469

  Other operating                                   1,820             454             2,274               --             2,274
                                                  -------          ------           -------            -----           -------
     Total general, administrative and
        other expense                               7,606           2,406            10,012               --            10,012
                                                  -------          ------           -------            -----           -------
  Earnings before federal
  income taxes                                      5,486             456             5,942               --             5,942

  Federal income taxes                              1,774             164             1,938               --             1,938
                                                  -------          ------           -------            -----           -------

     NET EARNINGS                                 $ 3,712          $  292           $ 4,004            $  --           $ 4,004
                                                  =======          ======           =======            =====           =======

         EARNINGS PER COMMON
         SHARE                                    $   .84          $ 1.36
                                                  =======          ======


         PRO FORMA EARNINGS
         PER COMMON SHARE                                                                                              $   .76
                                                                                                                       =======

                 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL INFORMATION


(1) The Pro Forma Unaudited Condensed Combined Consolidated Financial Information assumes that the merger is accounted for as a pooling of interests. Accordingly, Oak Hill Financial and Towne Financial's assets, liabilities and stockholders' equity are added together at the historical carrying values. Both of the companies utilize the same accounting methods and there were no intercompany transactions affected as of or for any of the periods presented.

(2) The Pro Forma Unaudited Condensed Combined Consolidated Financial Information assumes an exchange ratio of 4.125 Oak Hill Financial common shares for each Towne Financial common share, based on merger consideration which sets forth the issuance of 916,575 and 866,250 Oak Hill Financial common shares in exchange for all 222,200 and 210,000 of Towne Financial's $1.00 par value common shares at March 31, 1999 and December 31, 1998, respectively. The actual exchange ratio is subject to adjustment in accordance with the terms of the merger agreement.

(3) Merger related expenses are estimated to be $450,000. This amount has not been reflected in the pro forma consolidated financials.

(4) Oak Hill Financial's historic diluted weighted-average shares outstanding totaled 4,448,146 for the three month period ended March 31, 1999. Towne Financial's historic diluted weighted-average shares outstanding totaled 230,746 for the three month period ended March 31, 1999. Oak Hill Financial's historic diluted weighted-average common shares outstanding totaled 4,497,989, 4,448,856 and 4,404,508 for the years ended December 31, 1998, 1997 and 1996 respectively. Towne Financial's historic diluted weighted-average common shares outstanding totaled 220,086, 218,023 and 215,295 for each of the years ended December 31, 1998, 1997 and 1996, respectively.

(5)  Pro forma earnings per common share is based on merger consideration of
     4.125 common shares of Oak Hill Financial for each outstanding Towne Financial share and 5,399,973 diluted weighted-average pro forma shares outstanding for the three months ended March 31, 1999. Pro forma earnings per common share for the years ended December 31, 1998, 1997 and 1996 is based on merger consideration of 4.125 common shares of Oak Hill Financial for each outstanding Towne Financial share and 5,405,844, 5,348,201, and 5,292,600 diluted weighted-average pro forma shares outstanding for each of the respective years.

                            OAK HILL FINANCIAL, INC.

GENERAL

     We are a registered bank holding company indirectly engaged in the business of commercial banking, and other related activities, through two wholly owned subsidiaries, Oak Hill Banks and Action Finance Company. We provide management and similar services for Oak Hill Banks. Because we do not conduct any operating business ourselves, we depend largely upon Oak Hill Banks for funds to pay our business expenses and any dividends on our outstanding shares of stock.

     Generally we make loans in the Ohio counties in which our branches are located. Our principal lending activities include the origination of: (1) conventional one- to four-family residential loans, and (2) commercial loans, most of which are secured by real estate located in our primary market area. These loan categories accounted for approximately 78.8% of our loan portfolio at March 31, 1999. We also make consumer loans, including installment loans and second mortgages, and offer credit cards.

SUBSIDIARIES

     We own all of the outstanding stock of Oak Hill Banks, an Ohio state-incorporated bank, which was founded in 1902.

     Oak Hill Banks is subject to supervision and regular examination by the Superintendent of Financial Institutions of the State of Ohio. It is insured by the FDIC and is subject to the provisions of the Federal Deposit Insurance Act.

     We also own all the outstanding stock of Action Finance Company, an Ohio corporation that is licensed as a consumer finance company. Action Finance was founded in 1998, and operates offices in Jackson, Ohio and in Wellston, Ohio.

DESCRIPTION OF OAK HILL FINANCIAL SECURITIES

     Our authorized capital stock consists of:

o    15,000,000 shares of common stock, without par value;

o    1,500,000 shares of voting preferred stock, $.01 par value; and

o    1,500,000 shares of non-voting preferred stock, $.01 par value.

     As of the date of this prospectus/proxy statement, none of our preferred stock is issued and outstanding. In addition, 4,420,365 shares of our common stock are issued, while 4,372,265 shares of our common stock are outstanding. When we complete this merger, we will have approximately 5,288,427 shares of common stock outstanding. In addition, we have previously reserved 800,000 shares of common stock for issuance upon exercise of stock options under our stock option plan.

     You should refer to the section of this prospectus/proxy statement entitled "Comparison of Certain Rights of Shareholders of Oak Hill Financial and Towne Financial" for more information about our securities.

     COMMON STOCK. Holders of our common stock are entitled to:

o one vote per share for the election of directors and on any other matter submitted to the vote of shareholders; and

o    dividends, if our Board of Directors legally declares them.

Holders of our common stock are not entitled to:

o    cumulative voting rights in the election of directors;

o    preemptive rights; or

o    conversion, redemption, or call rights.

     VOTING PREFERRED STOCK. As of the date of this prospectus/proxy statement, we have no outstanding voting preferred stock. At any time, however, our Board of Directors may establish the number of shares to be issued, and fix the attributes of the shares, including the dividend rate, the dividend payment dates, whether the dividends will be cumulative, the redemption price, the sinking fund requirements, liquidation preference and conversion rights.

     NON-VOTING PREFERRED STOCK. As of the date of this prospectus/proxy statement, we have no outstanding non-voting preferred stock. At any time, however, our Board of Directors may establish the number of shares to be issued, and fix the attributes of the shares, including the dividend rate, the dividend payment dates, whether the dividends will be cumulative, the redemption price, the sinking fund requirements, liquidation preference and conversion rights.

RELATED TRANSACTIONS

     Some of our officers and directors, and the companies with which they are associated, are customers of Oak Hill Banks. Any loans that we have made to such parties were made:

o    in the ordinary course of business;

o on substantially the same terms, including interest and nature of collateral, as those prevailing at the time for comparable transactions with other persons; and

o did not involve more than the normal risk of collectibility, or present other unfavorable features.

     We expect to have in the future, banking transactions in the ordinary course of business with directors, officers, principal shareholders, and their associates on the terms stated above.

     H. Grant Stephenson, one of our directors, is a partner in the law firm of Porter, Wright, Morris & Arthur, which provides us legal services. C. Clayton Johnson, director, is a partner in the law firm of C. Clayton Johnson Co., L.P.A., which also provides us with legal services.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

     The following chart sets forth information regarding beneficial ownership of our common stock as of June 30, 1999 by:

o each person whom we know beneficially owns more than 5% of the outstanding shares of our common stock;

o    each of our directors;

o our executive officers named in the summary compensation table included in our proxy statement dated April 2, 1999 and incorporated in this prospectus/proxy statement by reference; and

o    all of our directors and executive officers as a group.

For purposes of this table, a person is deemed to "beneficially own" any shares with respect to which the person exercises sole or shared voting or investment power. In addition, the share amounts include shares as to which the named person has the right to acquire beneficial ownership upon the exercise of stock options exercisable within 60 days of June 30, 1999.

     John D. Kidd's shares include: (1) 69,831 shares that he holds as Trustee of our 401(k) Plan for which he exercises voting power; and (2) 10,532 shares acquired under the 401(k) Plan for which he exercises investment power.

     D. Bruce Knox's shares include: (1) shares held by a trust as to which he is a trustee and partial beneficiary; and (2) 148 shares acquired under our 401(k) Plan, over which he has investment power.

     Richard P. LeGrand's shares include 10,632 shares acquired under our 401(k) Plan, over which he has investment power.

     H. Timothy Bichsel's shares include 3,134 shares acquired under our 401(k) Plan, over which he has investment power.

     David G. Ratz's shares include 1,273 shares acquired under our 401(k) Plan, over which he has investment power.

  Name of Beneficial     Shares held
  ------------------     -----------
      Owner or            subject to
      --------            ----------
      Identity           exercisable        Total           Percent (%)
      --------           -----------        -----           -----------
      of Group            options           Shares           of Class
      --------            -------           ------           --------
Evan E. Davis              28,875            870,725           19.9%

John D. Kidd               28,875            503,848           11.5

Richard P. LeGrand         27,625             60,232            1.4

H. Timothy Bichsel         20,750             37,884             *

David G. Ratz              26,250             29,710             *

Barry M. Dorsey             9,250             15,750             *

C. Clayton Johnson          6,750              6,750             *

D. Bruce Knox              31,250            338,921            7.8

Rick A. McNelly             9,250             23,784             *

Donald R. Seigneur          9,250             12,750             *

H. Grant Stephenson         9,250             12,625             *

All directors and
executive officers as
a group                   207,375          1,912,979           43.8%

*    Represents less than 1% of the outstanding common stock.

                           TOWNE FINANCIAL CORPORATION

GENERAL

     Towne Financial is a unitary savings and loan holding company organized under Ohio law. As an Ohio-incorporated unitary savings and loan holding company, Towne Financial is subject to supervision and regulation by the OTS and the Ohio Division of Financial Institutions. Towne Financial is a member of the FHLB of Cincinnati and deposits at Towne Financial are insured up to applicable limits by the FDIC through the Savings Association Insurance Fund.

     Towne Financial conducts business from its main office at 4811 Cooper Road, Blue Ash, Ohio. Its principal business is the origination of permanent mortgage loans secured by first mortgages on one- to four-family residential real estate located in Towne Financial's primary market area, Hamilton County, Ohio. Towne Financial also originates mortgage loans secured by multifamily real estate and nonresidential real estate in its market area. In addition to real estate lending, Towne Financial originates loans to depositors on the security of their deposit accounts and other secured consumer loans. Funds for lending and other investment activities are obtained primarily from savings deposits and principal repayments on loans. Advances from the FHLB of Cincinnati are utilized from time to time when additional funds are needed to satisfy loan demand or to fund deposit withdrawals.


DESCRIPTION OF TOWNE FINANCIAL'S SECURITIES

     Towne Financial's authorized capital stock consists of:

o    2,250,000 shares of common stock, $1.00 par value per share; and

o    250,000 shares of preferred stock, $1.00 par value per share.

     On the record date, July 30, 1999, there were 222,200 shares of common stock outstanding, all of one class and each entitled to one vote, owned by approximately 125 shareholders of record. A list of shareholders of Towne Financial may be examined at Towne Financial's offices. There is no other class of Towne Financial securities outstanding. The presence either in person or by proxy of the persons entitled to vote a majority of Towne Financial's outstanding common shares is necessary for a quorum for the transaction of business.

     You should refer to the section of this prospectus/proxy statement entitled "Comparison of Certain Rights of Shareholders of Oak Hill Financial and Towne Financial" for more information about Towne Financial's securities.

     COMMON STOCK. Holders of Towne Financial's common stock are entitled to:

o one vote per share for the election of directors and any other matters submitted to the vote of shareholders; and

o dividends, if Towne Financial's Board of Directors legally declares them, in proportion to the number of shares owned.

Holders of Towne Financial's common stock are not entitled to:

o    cumulative voting rights in the election of directors;

o    preemptive rights; or

o    conversion, redemption or call rights.

     Towne Financial's Board of Directors may amend Towne Financial's articles of incorporation, with respect to unissued or treasury shares of common stock so as to fix or change the express terms of such shares (other than voting rights), which may include but are not limited to:

o the division of such shares into series and the designation and authorized number of shares of each series;

o    the dividend rate;

o the dates of payment of dividends and the dates from which they are cumulative;

o    redemption rights and price;

o    liquidation price;

o    sinking fund requirements;

o    conversion rights; and

o    restrictions on issuance of shares of any class or series.


     PREFERRED STOCK. As of the date of this prospectus/proxy statement, Towne Financial has no outstanding preferred stock. The preferred stock is non-voting. Towne Financial's Board of Directors may fix or change the express terms of such shares (other than voting rights), which may include but are not limited to:

o the division of such shares into series and the designation and authorized number of shares of each series;

o    the dividend rate;

o the dates of payment of dividends and the dates from which they are cumulative;

o    redemption rights and price;

o    liquidation price;

o    sinking fund requirements;

o    conversion rights; and

o    restrictions on issuance of shares of any class or series.

RELATED TRANSACTIONS

     In the ordinary course of business, Towne Financial has previously made loans to some of its directors, officers and their related business interests. All related party loans have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and did not involve more than the normal risk of collectibility. Towne Financial currently has a policy of not originating real estate loans to any of its directors and officers. As a result, there currently are no loans outstanding to Towne Financial's directors and officers.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

     The following table contains information about the beneficial ownership of Towne Financial's common stock at June 30, 1999 by:

o each person who is known by Towne Financial to own beneficially more than 5% of its common stock;

o by each Towne Financial director or director emeritus who owns common stock;

o by the executive officers named in the Summary Compensation Table in Towne Financial's proxy statement filed September 28, 1998; and

o    by all directors and officers of Towne Financial as a group.

     The amounts listed below include shares that the named shareholder owns in an IRA account, Employee Stock Ownership Plan, and/or SEP account. Except as indicated below, none of the persons listed shares voting or investment power with respect to their shares of Towne Financial common stock. The ownership percentages presented below are based on 222,200 shares outstanding at June 30, 1999.

     Neil S. Strawser's shares include 6,000 shares held in his IRA account

     William S. Siders' shares include: (1) 1,760 shares held in his IRA account; (2) 532 shares in his SEP account; and (3) 3,192 allocated Employee Stock Ownership Plan shares, which are 100% vested.

     Herb L. Krombholz's shares include 6,275 shares held in his IRA account.

     William T. Thornell's shares include 2,317 allocated Employee Stock Ownership Plan shares, which are 100% vested.

     Joseph L. Michel's shares include 1,237 allocated Employee Stock Ownership Plan shares, which are 100% vested.

     Thomas J. Noe's shares include 288 shares held in his IRA.

     Linda L. Lovitt's shares include: (1) 3,757 shares held in her IRA account;
(2) 2,157 shares held in her husband's IRA account; and (3) 611 allocated Employee Stock Ownership Plan shares which are 100% vested.

  Name of Beneficial
  ------------------
       Owner or
       --------
  Identity of Group        Number of Shares           Percent (%) of Class
  -----------------        ----------------           --------------------
Neil S. Strawser                12,450                          5.6%

Ralph E. Heitmeyer              12,450                          5.6%

William S. Siders               15,642                          7.0%

Herb L. Krombholz               12,450                          5.6%

William T. Thornell              5,390                          2.4%

John M. Kuhnell                  7,708                          3.5%

Joseph L. Michel                 3,834                          1.7%

Daniel H. Hosbrook              20,700                          9.3%

Thomas J. Noe                   15,739                          7.1%

Linda L. Lovitt                 12,636                          5.7%

All Directors and
Officers as a Group
(7 in number)                   69,951                         31.5%

COMPARISON OF RIGHTS OF SHAREHOLDERS OF OAK HILL FINANCIAL AND TOWNE FINANCIAL

     When the merger is completed, Towne Financial's shareholders will become shareholders of our company. Therefore, their rights will no longer be governed and defined by the Towne Financial articles and regulations. Rather, their rights will be defined and governed by our articles and regulations, which provide shareholders with different rights than those that Towne Financial currently provides. The chart below summarizes these differences.


-----------------------------------------------------------------------------------
    CHARACTERISTIC             OAK HILL FINANCIAL            TOWNE FINANCIAL
-----------------------------------------------------------------------------------
Capital stock              18 million authorized         2.5 million authorized
                           shares, including 1.5         shares, including 2.25
                           million preferred voting      million common shares and
                           shares, and 1.5 million       250,000 preferred shares.
                           preferred non-voting
                           shares.
-----------------------------------------------------------------------------------

Payment of                 Subject to the state of       Subject to the Office of
dividends/distributions    Ohio's limitations on         Thrift Supervision's
                           dividend payments by state    limitations on dividend
                           of Ohio incorporated banks.   payments by a savings and
                                                         loan association.
-----------------------------------------------------------------------------------

Shareholder meetings       Special meetings called by    Special meetings called
                           50% or more of the voting     by 50% or more of the
                           shares; quorum requires       voting shares; a majority
                           the presence of a majority    of the shareholders
                           of the common stock           represented at a meeting
                           issued, outstanding, and      constitute a quorum.
                           entitled to vote.
-----------------------------------------------------------------------------------

Shareholder proposals      Director nominations and      No applicable provision.
                           other business made by
                           written notice to Oak Hill
                           Financial executive offices
                           at least 30 days but not
                           more than 60 days prior to
                           the meeting; form and
                           substance requirements for
                           shareholder notices.
-----------------------------------------------------------------------------------

Amendments to Articles     Articles amended by           No applicable provision.
and Regulations            affirmative vote of 2/3 of
                           the voting shares; amendment
                           to Regulations generally
                           requires approval of a
                           majority of the voting
                           shares, although some
                           provisions require 2/3
                           approval.
-----------------------------------------------------------------------------------

Board of Directors         Classified board of        Classified board of
                           directors; directors       directors; directors
                           elected for two-year       elected for three year
                           terms; removal of          terms; removal of
                           directors for cause only.  directors by affirmative
                                                      vote of at least 80% of
                                                      the voting shares.
-----------------------------------------------------------------------------------

Repurchase and             Repurchase permitted to    Repurchase permitted to
redemption of stock        the extent                 the extent not prohibited
                           not prohibited by law.     by law.
-----------------------------------------------------------------------------------

Liability/indemnification  Indemnification of current Indemnification of
of officers and            and former officers,       current and former
directors                  directors, employees,      officers, directors,
                           agents, and those serving  employees and agents in
                           at Oak Hill Financial's    threatened, pending or
                           request in threatened,     completed action arising
                           pending or completed civil in connection with
                           or criminal action arising performance of duties for
                           in connection with         Towne Financial.
                           performance of duties for
                           Oak Hill Financial.
-----------------------------------------------------------------------------------

EXPERTS

     The consolidated financial statements of Oak Hill Financial as of December 31, 1998 and 1997, and for each of the years ended December 31, 1998, 1997 and 1996 incorporated by reference in this prospectus/proxy statement have been audited by Grant Thornton LLP, independent certified public accountants. We have incorporated these financial statements in reliance upon Grant Thornton LLP's report, given upon their authority as experts in accounting and auditing. We anticipate that representatives of Grant Thornton LLP will attend our special meeting of shareholders, respond to appropriate questions, and make a statement if such representatives so desire.

     The consolidated financial statements of Towne Financial at June 30, 1998 and 1997, and for each of the years ended June 30, 1998, 1997 and 1996 included in this prospectus/proxy statement have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report included in this prospectus/proxy statement. These consolidated financial statements have been included in reliance upon Grant Thornton LLP's report, given upon its authority as experts in accounting and auditing. Towne Financial anticipates that representatives of Grant Thornton LLP will be present at its special meeting of shareholders, respond to appropriate questions, and make a statement if such representatives so desire.

LEGAL OPINION

     Porter, Wright, Morris & Arthur, Columbus, Ohio, will pass upon legal matters for us related to the merger, including the validity of the our common stock to be issued to Towne Financial's shareholders. Partners of Porter, Wright, Morris & Arthur who helped to prepare this prospectus/proxy statement beneficially own an aggregate of 12,625 shares of our common stock. This amount includes stock as well as options exercisable within 60 days after the date of this prospectus/proxy statement.

                                   APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                           AND SUPPLEMENTAL AGREEMENT

                          AGREEMENT AND PLAN OF MERGER
                          ----------------------------


          THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made as of March 11, 1999, between OAK HILL FINANCIAL, INC., a corporation chartered under the law of Ohio ("Oak Hill Financial"), and Towne Financial Corporation, a corporation that is chartered under the law of Ohio ("Towne"). (Oak Hill Financial and Towne are collectively referred to herein as the "Constituent Corporations.")


                                    RECITALS
                                    --------


          A. Oak Hill Financial is a corporation organized and existing under the laws of Ohio and is authorized to issue 5,000,000 shares of common stock, without par value ("Oak Hill Financial Common"), of which 4,367,765 shares were issued and outstanding as of December 31, 1998 (excluding treasury shares) and 200,000 reserved for issuance upon exercise of existing stock option, and (ii) 1,500,000 voting shares of preferred stock, without par value, and 1,500,000 non-voting shares of preferred stock, without par value, of which there are no shares issued and outstanding as of the date hereof.

          B. Towne is a corporation organized and existing under the laws of Ohio and is authorized to issue 2,250,000 shares of common stock, with $1 par value ("Towne Common"), of which 222,100 shares are issued and outstanding as of the date hereof, exclusive of treasury shares, and is authorized to issue 250,000 shares of preferred stock, with $1 par value, of which there are no shares issued and outstanding as of the date hereof. An additional 24,900 shares may be issued pursuant to outstanding stock options previously granted (collectively, the "Towne Stock Options" and individually, a "Towne Stock Option") under the 1992 Stock Option Plan and 1997 Stock Option Plans (the "Towne Stock Option Plans").

          C. The respective Boards of Directors of Oak Hill Financial and Towne have approved the merger of Towne into Oak Hill Financial substantially on the terms and conditions contained in this Agreement.


                                    AGREEMENT
                                    ---------


          In consideration of the foregoing and the mutual promises contained herein, the parties agree as follows:

          1. MERGER. Subject to the terms and conditions hereof, and the terms and conditions contained in a certain Supplemental Agreement, of even date herewith, between Oak Hill Financial, and Towne (the "Supplemental Agreement"), which is incorporated herein by reference, at the "Effective Time" (as such term is defined in Section 2 hereof), Towne shall be merged into Oak Hill Financial (the "Merger"). Oak Hill Financial shall be the surviving corporation in the Merger (the "Surviving Corporation"), which shall continue its corporate existence under the laws of Ohio following the consummation of the Merger. At the Effective Time, the separate existence and corporate organization of Towne shall cease.

          2. EFFECTIVE TIME; EFFECTIVE DATE. The Merger shall be effective at 11:59 p.m., local Ohio time (the "Effective Time"), on (i) the day on which this Agreement and the related Certificate of Merger have been filed in accordance with the requirements of the laws of Ohio, or (ii) such later date as may be specified in such Certificate of Merger (the "Effective Date").

          3. NAME. The name of the Surviving Corporation shall be "Oak Hill Financial, Inc.".

          4. CHARTER. The Articles of Incorporation of Oak Hill Financial in effect at the Effective Time shall be the articles of incorporation of the Surviving Corporation, until amended in accordance with law.

          5. DIRECTORS. The directors of the Surviving Corporation shall Evan E. Davis, 1114 Moriah Road, Oak Hill, Ohio 45656; John D. Kidd, 2500 Five Points Road, Jackson, Ohio 45640; D. Bruce Knox, 301 N. Market Street, McArthur, Ohio 45651; Richard P. LeGrand, 533 Aaron Avenue, Jackson, Ohio 45640; Barry M. Dorsey, 505 W. College Avenue, Rio Grande, Ohio 45674; Rick A. McNelly, 1815 Kessinger School Road, Jackson, Ohio 45640; Donald R. Seigneur, 46 Fruit Hill Drive, Chillicothe, Ohio 45601; C. Clayton Johnson, 701 Sixth Street, Portsmouth, Ohio 45662; and H. Grant Stephenson, 5363 Godown Road, Columbus, Ohio 43235; to serve until their successors are duly elected and qualified in accordance with the Code of Regulations of the Surviving Corporation and the laws of Ohio.

          6. REGULATIONS. The Code of Regulations of Oak Hill Financial in effect at the Effective Time shall be the regulations of the Surviving Corporation, until amended in accordance with law.

          7. STATUTORY AGENT. The name and address of the agent upon whom any process, notice, or demand against any Constituent Corporation or the Surviving Corporation may be served is H. Grant Stephenson, 41 South High Street, Suite 3100, Columbus, Ohio 43215.

          8. CONVERSION OF SHARES.

                (a) All shares of Oak Hill Financial Common that are issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of Oak Hill Financial Common at and after the Effective Time.

                (b) At the Effective Time, the shares of Towne Common issued and outstanding immediately prior to the Effective Time (exclusive of treasury shares, if any, which shall be cancelled, and any shares as to which statutory dissenters' rights are properly sought) shall be converted, by virtue of the Merger and without further action on the part of the holders thereof, into the right to receive shares of the common stock, without par value, of Oak Hill Financial ("Oak Hill Financial Common"), as follows:

                       (i) Each outstanding share of Towne Common shall be converted into the right to receive 4.125 shares of Oak Hill Financial Common (the "Exchange Ratio"), provided, that if the Average Closing Price is greater than 115% of the Starting Price, then each outstanding share shall be converted into the right to receive such number of shares as is equal to the product of multiplying 4.125 by a fraction, the numerator of which is 115% of the Starting Price and the denominator of which is the Average Closing Price. The Exchange Ratio set forth in the preceding sentence shall be adjusted to reflect any non-cash distribution, stock splits or stock dividends on Oak Hill Financial Common occurring or having a record date after the date hereof and prior to the Effective Time. Provided however that if prior to the Effective Time of the merger, Oak Hill Financial publicly announces that it has agreed to a transaction in which Oak Hill Financial will be acquired by another company, the Exchange Ratio shall be 4.125.

                      (ii) If the Average Closing Price of Oak Hill Financial Common shall be less than 85% of the Starting Price, Towne Financial shall have no obligation to consummate this Merger; provided however, that this condition precedent to the obligation of Towne Financial to consummate the Merger shall be satisfied if, when the Average Closing Price of Oak Hill Financial Common shall be less than 85% of the Starting Price, Oak Hill Financial, in conjunction with the Closing, shall add to the number of shares of Oak Hill Financial Common in to which Towne Financial Common shall be converted as otherwise determined by application of Section 8(b)(i) above the number of shares required to make the total dollar value of all of the shares of Oak Hill Financial Common into which shares of Towne Financial are to be converted, equal to the total dollar value of the shares of Oak Hill Financial computed by multiplying the number of outstanding shares of Towne Financial times the Exchange Ratio times 85% of the Starting Price.

                     (iii) No fractional shares of Oak Hill Financial Common shall be issued. Each holder of Towne Common who would otherwise be entitled to receive a fractional part of a share of Oak Hill Financial Common shall instead be entitled to receive cash in an amount equal to the product resulting from multiplying such fraction by the Average Closing Price Per Share of Oak Hill Financial Common. No interest shall be payable with respect to such cash payment.


                (c) Each outstanding share of Towne Common held by a person who has demanded and perfected a right to relief as a dissenting shareholder under
Section 1701.85 of the Ohio Revised Code (the "Dissenters' Rights Law") and who has not effectively withdrawn or lost such right ("Dissenting Shares") shall not be converted into or represent a right to receive shares of Oak Hill Financial Common pursuant to subsection 8(b) hereof, but the holder thereof shall be entitled only to such rights as are granted by the Dissenters' Rights Law. Each holder of Dissenting Shares who becomes entitled to relief as a dissenting shareholder under the Dissenters' Rights Law with respect to such holder's shares of Towne Common shall receive payment therefor from Oak Hill Financial in accordance with the provisions of the Dissenters' Rights Law. If any holder of Towne Common who demands relief as a dissenting shareholder under the Dissenters' Rights Law with respect to such holder's shares of Towne Common shall effectively withdraw or lose (through failure to perfect or otherwise), the right to such relief, each share of Towne Common held by such holder shall automatically be converted into the right to receive shares of Oak Hill Financial Common pursuant to subsection 8(b) hereof.

                (d) Each unexercised Towne Stock Option that is outstanding immediately prior to the Effective Time shall be converted automatically at the Effective Time into an option to purchase shares of Oak Hill Financial Common under the Oak Hill Financial 1995 Stock Option Plan or similar Oak Hill Financial plan (a "Oak Hill Financial Stock Option"), with the number of shares of Oak Hill Financial Common to be subject to a particular Oak Hill Financial Stock Option to be determined by converting the number of shares of Towne Common subject to the Towne Stock Option into a number of Oak Hill Financial Common shares in accordance with the procedure for converting outstanding Towne Common shares into Oak Hill Financial Common shares as set forth in subsection 8(b) hereof, except that all fractional shares will be rounded to the nearest whole share, and with the exercise price for each share of Oak Hill Financial Common subject to a particular Oak Hill Financial Stock Option to be equal to the exercise price per Towne Common share under the Towne Stock Option divided by the Exchange Ratio determined in accordance with subsection 8(b)(i) above; provided, however, that, in the case of any Towne Stock Option to which Section 421 of the Internal Revenue Code of 1986, as amended (the "Code"), applies by reason of its qualification under Section 422 of the Code, the terms of the Oak Hill Financial Stock Option into which such Towne Stock Option is to be converted, including the option price, the number of shares of Oak Hill Financial Common purchasable pursuant to such option, and the terms and conditions of exercise of such option, shall be determined so as to comply with
Section 424(a) of the Code. Upon such conversion, all rights under any and all stock options and stock option plans previously granted or adopted by Towne shall terminate.

          9. EXCHANGE OF CERTIFICATES; PAYMENT FOR FRACTIONAL SHARES.

                (a) On the Effective Date, Oak Hill Financial shall deliver to The Fifth Third Bank (the "Exchange Agent") the amount of cash necessary to pay for all fractional shares of Oak Hill Financial Common in accordance with subsection 8(b)(ii) hereof.

                (b) As promptly as practicable after the Effective Date, Oak Hill Financial shall cause the Exchange Agent to prepare and mail to each holder of record on the Effective Date of any shares of Towne Common a letter of transmittal containing instructions for the surrender of all certificates for shares of Towne Common. Upon the surrender by such holder of a certificate or certificates for shares of Towne Common standing in such holder's name to the Exchange Agent in accordance with the instructions set forth in the letter of transmittal, such holder shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Oak Hill Financial Common into which the shares represented by the certificate or certificates so surrendered shall have been converted and, if applicable, a check payable to such holder in the amount necessary to pay for any fractional shares of Oak Hill Financial Common which such holder would otherwise have been entitled to receive, in accordance with subsection 8(b)(ii) hereof. No interest shall be payable with respect to either the whole shares of Oak Hill Financial Common or the cash payable in lieu of fractional shares. Immediately after the third anniversary of the Effective Date, the Exchange Agent shall deliver to the Surviving Corporation any unclaimed balance of cash owing with respect to fractional shares and such cash shall be retained by, and become the property of the Surviving Corporation, free and clear of any claims whatsoever.

                (c) Neither Oak Hill Financial, the Surviving Corporation, nor the Exchange Agent, shall be obligated to deliver a certificate for Oak Hill Financial Common or a check for cash in lieu of fractional shares to a former shareholder of Towne until such former shareholder surrenders the certificate or certificates representing shares of Towne Common standing in such former shareholder's name or, if such former shareholder is unable to locate such certificate or certificates, an appropriate affidavit of loss and indemnity agreement and bond as may be required by Oak Hill Financial. Until so surrendered, each outstanding certificate for shares of Towne Common shall be deemed for all corporate purposes (except the payment of dividends) to evidence ownership of the number of whole shares of Oak Hill Financial Common into which the shares of Towne Common represented thereby shall have been converted.

                (d) After the Effective Date and until the outstanding certificates formerly representing shares of Towne Common are so surrendered, no dividends or distributions payable to holders of record of Oak Hill Financial Common shall be paid to the holders of such outstanding Towne certificates in respect thereof. Promptly upon surrender of such outstanding certificates there shall be paid to the holders of the certificates for Oak Hill Financial Common issued in exchange therefor the amount of dividends and other distributions, if any, which theretofore became payable with respect to such full shares of Oak Hill Financial Common, but which have not theretofore been paid on such stock. No interest shall be payable with respect to the payment of any dividends or other distributions. All such dividends or other distributions unclaimed at the end of one year from the Effective Date shall, to the extent such dividends have been previously paid to the Exchange Agent, be repaid by the Exchange Agent to Oak Hill Financial, and thereafter the holders of such outstanding certificates for Towne Common shall look, subject to applicable escheat, unclaimed funds, and other laws, only to Oak Hill Financial as general creditors for payment thereof.

                (e) The stock transfer books of Towne shall be closed as of the close of business on the day that is two business days prior to the Effective Date.

                (f) Oak Hill Financial is empowered to adopt additional reasonable rules and regulations with respect to the matters referred to in this
Section 9 not inconsistent with the provisions of this Agreement.

                (g) Adoption of this Agreement by the shareholders of Towne shall constitute ratification of the appointment of the Exchange Agent.

          10. EFFECT OF THE MERGER.

                (a) At the Effective Time, the effect of the Merger shall be as provided by the applicable provisions of the laws of Ohio. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate existence of Towne shall cease; all assets and property (real, personal, and mixed, tangible and intangible, chooses in action, rights, and credits) then owned by each Constituent Corporation, or which would inure to either of them, shall immediately, by operation of law and without any conveyance, transfer, or further action, become the assets and property of the Surviving Corporation. All rights and obligations of the Constituent Corporations shall remain unimpaired and the Surviving Corporation shall succeed to all such rights and obligations.

                (b) From time to time, as and when requested by the Surviving Corporation or by its successors, the officers and directors of Towne in office at the Effective Time shall execute and deliver such instruments and shall take or cause to be taken such further or other action as shall be necessary in order to vest or perfect in the Surviving Corporation, or to confirm of record or otherwise, title to, and possession of, all the assets, property, interests, rights, privileges, immunities, powers, franchises, and authority of Towne and otherwise to carry out the purposes of this Agreement.

          11. OFFICES. The principal executive offices of the Surviving Corporation shall be located at 14621 State Route 93, Jackson, Ohio 45640.

          12. SHAREHOLDER APPROVAL. This Agreement shall be submitted to the shareholders of Towne and of Oak Hill Financial for adoption as soon as reasonably practicable following the execution of this Agreement.

          13. ADDITIONAL AGREEMENTS.

                (a) Subject to the terms and conditions provided in this Agreement, the parties hereto shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement, subject, however, to the adoption of this Agreement by the shareholders of Towne and the receipt of all required regulatory approvals.

                 (b) Towne shall issue a warrant or warrants to Oak Hill Financial, pursuant to the terms of a certain Warrant Purchase Agreement entered into or to be entered into between Oak Hill Financial and Towne in accordance with the terms of the Supplemental Agreement, granting to Oak Hill Financial or its nominee the right to purchase certain shares of Towne Common under certain conditions.

          14. AMENDMENT. At any time prior to the Effective Time, the parties hereto may amend, modify, or supplement this Agreement by mutual agreement authorized by their respective boards of directors, whether before or after the shareholders of Towne have adopted this Agreement, provided that the number of shares of Oak Hill Financial Common into which shares of Towne Common are to be converted as determined in Section 8 hereof shall not be changed after the shareholders of Towne have adopted this Agreement without the approval of such shareholders in the same manner as required for the adoption of this Agreement; and provided, further, that this Agreement may not be amended, modified, or supplemented, except by an instrument in writing executed and delivered by each of the parties hereto.

          15. TERMINATION. Unless extended by the mutual agreement of the parties hereto, this Agreement may be terminated, notwithstanding the adoption thereof by the shareholders of Towne, in the manner and under the circumstances set forth in the Supplemental Agreement.

          16. ENTIRE AGREEMENT. This Agreement, the Supplemental Agreement, and any exhibits hereto or thereto constitute the entire agreement among the parties with respect to the subject matter thereof and supersede all prior agreements and understandings, oral or written, among the parties with respect to such subject matter and no party shall be liable or bound to the others in any manner by any covenants, representations, or warranties except as specifically set forth herein or therein.

          17. TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          18. ASSIGNMENT. Neither this Agreement nor any rights, interests, or obligations hereunder shall be assigned or transferred by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties.

          19. BENEFIT. Nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than the parties hereto and their successors in interest any rights or remedies under or by reason of this Agreement.

          20. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original for all purposes, but such counterparts taken together shall constitute one and the same instrument.

          21. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of Ohio without regard to its conflict of laws principles.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


OAK HILL FINANCIAL, INC.

By:       /s/ John D. Kidd
   ---------------------------------------
   John D. Kidd, President
   TOWNE FINANCIAL CORPORATION


By:       /s/ Neil S. Strawser
   ---------------------------------------
   Neil S. Strawser, Chairman of the Board

                             SUPPLEMENTAL AGREEMENT
                             ----------------------


          THIS SUPPLEMENTAL AGREEMENT (this "Agreement") is made as of March 11, 1999, between OAK HILL FINANCIAL, INC., an Ohio corporation ("Oak Hill Financial"), and TOWNE FINANCIAL CORPORATION, an Ohio corporation ("Towne Financial").


                                    RECITALS
                                    --------


          A. Oak Hill Financial, Inc. is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Oak Hill Banks ("Oak Hill Banks"), a banking corporation chartered under the law of Ohio, is a wholly owned subsidiary of Oak Hill Financial.

          B. Towne Financial is an Ohio corporation. Blue Ash Building & Loan Company ("Blue Ash"), a building and loan association chartered under the law of Ohio, is a wholly owned subsidiary of Towne Financial.

          C. Concurrently with the execution and delivery of this Agreement, Oak Hill Financial and Towne Financial are entering into an Agreement and Plan of Merger (the "Merger Agreement"), which provides for the merger of Towne Financial into Oak Hill Financial in accordance with the terms and conditions contained in the Merger Agreement and in this Agreement (the "Merger").

          D. The parties hereto desire to enter into this Agreement for the purpose of setting forth certain representations, warranties, and covenants made by each party as an inducement to the other parties to execute and deliver the Merger Agreement and to consummate the Merger and to set forth certain additional terms and conditions applicable to the Merger.

          E. The Merger is intended to be a tax-free merger of Town Financial with and into Oak Hill Financial pursuant to section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended.


                                    AGREEMENT
                                    ---------


          In consideration of the foregoing and of the mutual promises contained herein, the parties agree as follows:

SECTION 1.     DEFINITIONS
               -----------

          1.01 Definitions Contained Elsewhere in this Agreement. For the purposes of this Agreement, the following terms shall have the meanings assigned to them in the preamble and Recitals of this Agreement:

               (a)  this "Agreement";

               (b)  "Towne Financial";

               (c)  "Oak Hill Banks";

               (d)  "Oak Hill Financial";

               (e)  the "Merger"; and

               (f)  the "Merger Agreement".

          1.02 Definitions Contained in the Merger Agreement. For the purposes of this Agreement, the following terms shall have the meanings assigned to them in the Merger Agreement:

               (a)  the "Effective Date";

               (b)  the "Effective Time";

               (c)  the "Exchange Agent";

               (d)  the "Dissenters' Rights Law";

               (e)  "Towne Financial Common";

               (f)  "Dissenting Share"; and

               (g)  "Oak Hill Financial Common".


          1.03 Other Definitions. For the purposes of this Agreement, certain other terms shall be defined as follows:

               (a) the "Accord" means the Legal Opinion Accord of the American Bar Association Section of Business Law (1991);

               (b) an "Acquisition Proposal" means an inquiry received from, or an offer or proposal made by or on behalf of, any other corporation, firm, association, person, or other entity relating to (i) the possible acquisition of more than 25 percent of the shares of the capital stock of Towne Financial, including, but not limited to, an exchange or tender offer therefor, (ii) the possible acquisition of a majority of the assets of Towne Financial, (iii) a merger or consolidation involving Towne Financial, other than a transaction in which Towne Financial will be the owner of all of the stock of the surviving corporation following the transaction, or (iv) a merger or consolidation involving Towne Financial, other than a transaction in which Towne Financial will be the surviving corporation and the current shareholders of Towne Financial will be the owners of a majority of the stock of the surviving corporation following the transaction;

               (c) an "Affiliate" of a party means a director, officer, employee, agent, or adviser of such party;

               (d) the "Audited Financial Statements" mean the consolidated financial statements of Towne Financial, consisting of balance sheets as of June 30, 1998, and statements of income, cash flows, and changes in shareholder's equity for the fiscal years ended June 30, 1998, with the report thereon of Grant Thornton LLP, certified public accountants;

               (e) "Average Closing Price" shall mean the average of the daily average of the closing bid and asked prices of Oak Hill Financial Common as reported on the Nasdaq National Market System (as reported in a mutually agreed upon authoritative source) for the twenty most recent full trading days in which such shares are traded on the Nasdaq National Market System ending at the closing of trading on the date three trading days prior to the Closing Date.

               (f) "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended;

               (g) the "Code" means the Internal Revenue Code of 1986;

               (h) "CRA" means the Community Reinvestment Act of 1977, as amended;

               (i) "Confidential Information" of or relating to a party means any and all information received from or on behalf of such party or their Affiliates concerning the Merger, the terms of this Agreement or the Merger Agreement, or the assets, business, operations, or financial condition of such party or their Affiliates, unless and to the extent that any such information is in the public domain;

               (j) the "Division of Financial Institutions " means the Division of Financial Institutions, Ohio Department of Commerce;

               (k) "Employee Benefit Plans" means any and all "employee benefit plans" or "welfare benefit plans" as defined in ERISA;

               (l) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended;

               (m) "Environmental Law" means CERCLA, the Resource Conservation and Recovery Act, the Hazardous Materials Transportation Act, the Toxic Substances Control Act, the Federal Water Pollution Control Act, the Clean Water Act, the Clean Air Act, regulations promulgated thereunder, and any other federal, state, county, municipal, local, foreign, provincial, or other statute, law, ordinance, or regulation which may relate to or deal with human health or the environment, all as may be amended from time to time;

               (n) "FDIC" means the Federal Deposit Insurance Corporation;

               (o) the "Federal Reserve Board" means the Board of Governors of the Federal Reserve System, or its delegate;

               (p) "Hazardous Substances" means (i) any "hazardous substance" as defined in Section 101(14) of CERCLA or regulations promulgated thereunder; (ii) any "solid waste," "hazardous waste," or "infectious waste," as such terms are defined in any other Environmental Law; (iii) asbestos, urea-formaldehyde, polychlorinated biphenyls (PCBs), nuclear fuel or material, chemical waste, radioactive material, explosives, known carcinogens, petroleum products and by-products, and other dangerous, toxic, or hazardous pollutants, contaminants, chemicals, materials, or substances listed or identified in, or regulated by, any Environmental Law; and (iv) any other substances or materials which are classified or considered to be hazardous or toxic under any Environmental Law;

               (q) the "1934 Act" means the Securities Exchange Act of 1934, as amended;

               (r) the "1933 Act" means the Securities Act of 1933, as amended;

               (s) "Knowledge" as used herein shall mean those facts that are known or should reasonably have been known after due inquiry by the President, or any Senior or Executive Vice President of any party hereto;

               (t) the "Oak Hill Disclosure Memorandum" means a certain Disclosure Memorandum, which is to be delivered by Oak Hill Financial to Towne Financial within forty-five (45) days after the date of this Agreement, as the same has been amended and supplemented through the date of this Agreement, and as the same may subsequently be amended prior to the Effective Date;

               (u) "Oak Hill Financial Stock Option Plan" means the Oak Hill Financial 1995 Stock Option Plan as presently existing or hereafter amended;

               (v) a "Principal Shareholder" of a party means a person who owns five percent or more of the outstanding shares of any class of the capital stock of such party;

               (w) the "Real Property" means any and all real property owned or leased by Towne Financial or Blue Ash, as appropriate, as of the date of this Agreement or acquired at any time after the date of this Agreement and prior to the Effective Time, together with any and all improvements thereon;

               (x) the "Registration Statement" means the registration statement on the appropriate form filed or to be filed by Oak Hill Financial with the SEC under the provisions of the 1933 Act for the purpose of registering the shares of Oak Hill Financial Common to be issued by Oak Hill Financial pursuant to the terms of the Merger Agreement, including, but not limited to, the prospectus and proxy statement to be included therein as a part thereof;

               (y) "SAIF" means the Savings Association Insurance Fund of the FDIC;

               (z)  the "SEC" means the Securities and Exchange Commission;

               (aa) "Starting Date" shall mean the date of this Agreement;

               (bb) "Starting Price" shall mean the average of the daily average of bid and asked closing prices of Oak Hill Financial Common as reported on the Nasdaq National Market System (as reported in a mutually agreed upon authoritative source) for the twenty most recent full trading days in which such shares are traded on the Nasdaq National Market System ending on the day before the Starting Date;

               (cc) "Tax" or "Taxes shall mean any federal, state, county, local, or foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy, and other taxes assessments, charges, fares, or impositions, including interest, penalties, and additions imposed thereon or with respect thereto.

               (dd) the "Towne Disclosure Memorandum" means a certain Disclosure Memorandum, to be delivered by Towne Financial to Oak Hill Financial within forty-five (45) days after the date of this Agreement, as the same has been amended and supplemented through the date of this Agreement, and as the same may subsequently be amended prior to the Effective Date; and

               (ee) an "Unsolicited Acquisition Proposal" means a written Acquisition Proposal that is received by Towne Financial or made public by or on behalf of the proponent of such Acquisition Proposal without any solicitation of such proposal by any director, officer, employee, agent, or other person acting on behalf of Towne Financial.

SECTION 2.     REPRESENTATIONS AND WARRANTIES OF TOWNE FINANCIAL
               -------------------------------------------------

          Towne Financial represents and warrants to Oak Hill Financial that, except as set forth in the Towne Disclosure Memorandum:

          2.01 Organization and Authority. Towne Financial is a unitary savings and loan holding company duly organized, validly existing, and in good standing under the laws of the State of Ohio, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and has the corporate power and authority to own its properties and assets, to carry on its business as it is presently being conducted, and, subject to the approval of its shareholders, and to the filing of all requisite regulatory applications and notices and the receipt of all requisite regulatory approvals, to enter into and carry out its obligations under this Agreement and under the Merger Agreement.

          2.02 Capitalization. The authorized capital stock of Towne Financial consists of 2,250,000 shares of Towne Financial Common, of which 210,500 shares were issued and outstanding as of the date of this Agreement. All of the outstanding shares of Towne Financial Common are duly and validly authorized, issued, and outstanding and are fully paid and nonassessable. There are no existing options, warrants, or commitments of any kind which might require the issuance by Towne Financial of any additional shares of Towne Financial Common or other equity securities of Towne Financial, except, the Warrants, the Towne 1997 Stock Option Plan and the Towne 1992 Stock Option Plan. The Disclosure Memorandum includes a true and correct copy of each of Towne's Stock Option Plans and a list of all option holders under such plans, the number of shares subject to options held by each, the exercise price or prices of such options, and the dates each option was granted, becomes exercisable, and terminates.

          2.03 Subsidiaries. The Towne Disclosure Memorandum lists all corporations in which Towne Financial owns, directly or indirectly, five percent or more of any class of capital stock as of the date of this Agreement, and indicates, with respect to the equity securities of each such corporation as of such date, the number of shares of each class authorized, the number of shares outstanding, and the number of shares owned or controlled directly or indirectly by Towne Financial. Towne Financial owns all of the capital stock of Blue Ash. Other than Blue Ash, Towne Financial does not own, directly or indirectly, more than fifty percent (50%) of the capital stock of any other corporation. Other than the Warrants, the Towne 1997 Stock Option Plan and the Towne 1992 Stock Option Plan, there are no options, contracts, commitments, understandings, or arrangements by which Towne Financial is bound to issue additional shares of its equity securities. All of the shares of the capital stock of Blue Ash held by Towne Financial are duly and validly authorized, issued, and outstanding, fully paid and nonassessable, and owned by Towne Financial free and clear of any claim, lien, encumbrance, or agreement with respect thereto. Blue Ash is a state building and loan association duly organized, validly existing, and in good standing under the laws of Ohio, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to so qualified, and has the corporate power and authority, as well as any and all necessary governmental authorization to own its properties and assets and to carry on its business as it is presently being conducted. Blue Ash is a member of the Federal Home Loan Bank System and its deposits are insured up to the applicable limits by the SAIF.

          2.04 Directors, Officers, and Principal Shareholders. The Towne Disclosure Memorandum contains a true and complete list of all directors, executive officers, and Principal Shareholders of Towne Financial and Blue Ash.

          2.05 Authorization. The execution, delivery, and performance of this Agreement and the Merger Agreement by Towne Financial, and the consummation of the transactions contemplated hereby and thereby have been duly approved by the Board of Directors of Towne Financial, subject to the adoption of the Merger Agreement and this Agreement by the shareholders of Towne Financial; and subject to the adoption of the Merger Agreement and this Agreement by the shareholders of Oak Hill Financial, and subject to applicable regulatory approvals for both Oak Hill Financial and Towne Financial, and the expiration of waiting periods, if any.

          2.06 Absence of Defaults. Neither the execution and delivery of this Agreement or the Merger Agreement, nor the consummation of the Merger, nor compliance by Towne Financial with any provisions hereof or thereof will conflict with or result in a breach of any provisions of the articles or certificate of incorporation, regulations, bylaws, or other charter documents of Towne Financial or Blue Ash or result in a material breach or termination of, or accelerate the performance required by, any note, bond, mortgage, lease, agreement, or other instrument to which Towne Financial or Blue Ash is a party or by which Towne Financial or Blue Ash may be bound.

          2.07 Financial Statements. Towne Financial has delivered the Audited Financial Statements to Oak Hill Financial. The Audited Financial Statements fairly present the financial position, results of operations, and cash flows of Towne Financial at the dates shown and for the periods indicated in conformity with generally accepted accounting principles applied on a consistent basis. There are no obligations or liabilities, whether absolute, accrued, or contingent (including, without limiting the generality of the foregoing, liabilities for taxes), of Towne Financial or Blue Ash which are required in conformity with generally accepted accounting principles to be reflected or disclosed in the Audited Financial Statements which have not been or will not be so reflected or disclosed.

          2.08 Title to Properties.

               (a) The Towne Disclosure Memorandum sets forth a complete and correct list of all of the Real Property. Towne Financial or Blue Ash have good and marketable title to all of the Real Property listed as owned by it in the Towne Disclosure Memorandum and valid leasehold interests in all of the Real Property listed as leased by it in the Towne Disclosure Memorandum, free and clear of any liens and encumbrances except taxes and assessments not delinquent and utility and other easements that do not interfere with the use of the property for the business being conducted thereon. The Real Property and the present use thereof do not violate any local zoning or similar land use laws, any governmental regulations, or any restrictive covenants. To the Knowledge of Towne Financial or Blue Ash, after reasonable investigation, (i) the Real Property and the use thereof by Towne Financial or Blue Ash do not encroach upon any property owned by any other person, and (ii) no property owned by any other person encroaches upon any of the Real Property.

               (b) Complete and correct copies of all deeds and leases relating to the Real Property are included in the Towne Disclosure Memorandum.

               (c) Each item of the personal property owned by Towne Financial or Blue Ash, including without limitation all contractual rights and assets reflected in the Audited Financial Statements or acquired after December 31, 1998 (except for assets sold or otherwise disposed of in the ordinary course of business since such date or assets which, either individually or in the aggregate, are not material to the operations or financial condition of Towne Financial or Blue Ash), is owned by Towne Financial or Blue Ash, free and clear of any lien or encumbrance, except for assets securing loans from the Federal Home Loan Bank of Cincinnati and assets pledged for public deposits, if any.

          2.09 Absence of Undisclosed Liabilities. Except to the extent reflected or reserved against on the Audited Financial Statements, Towne Financial and Blue Ash have no liabilities, whether absolute, accrued, contingent, or otherwise, due or to become due, including without limitation any liabilities as guarantor under any guaranty or liabilities for taxes, except liabilities and taxes incurred in the ordinary course of business, which have had or will have a material adverse effect on the business, financial condition, or results of operations of Towne Financial or Blue Ash.

          2.10 Absence of Certain Changes. Since December 31, 1998, neither Towne Financial nor Blue Ash has:

               (a) made or permitted to be made any changes in its capital or corporate structure, certificate or articles of incorporation, regulations, bylaws, or other charter documents;

               (b) merged with any other corporation or bank, or permitted any other corporation or bank to merge into or consolidate with either of them; acquired control over any other firm, bank, corporation, or organization; or created any subsidiaries;

               (c) issued, sold, delivered, or agreed to issue, sell, or deliver any additional shares of its capital stock or any options, warrants, or rights to acquire any such capital stock, or securities convertible into or exchangeable for such capital stock, except for capital stock issued pursuant to the exercise of stock options previously issued, in accordance with their respective terms;

               (d) purchased, sold, transferred, or otherwise acquired or disposed of, or agreed to purchase, sell, transfer, acquire, or dispose of, any capital stock or other securities of any kind, or options or other rights to acquire any such securities, of any other entity (including, but not limited to, any such transactions involving Towne Financial or Blue Ash with respect to the capital stock or other securities), other than in the ordinary course of business;

               (e) incurred any indebtedness, obligations, or liabilities, whether absolute, accrued, contingent, or otherwise, including, without limitation, liabilities as guarantor under any guaranty, other than indebtedness, obligations, and liabilities incurred in the ordinary course of its business or incurred under the contracts and commitments referred to in
Section 2.18 hereof;

               (f) issued as borrower any promissory notes, guarantees, or other evidences of indebtedness, other than in the ordinary course of business;

               (g) forgiven or cancelled any indebtedness or contractual obligation, other than in the ordinary course of business;

               (h) mortgaged, pledged, or subjected to any lien or lease any of its assets, tangible or intangible, or permitted or suffered any such asset to be subjected to any lien or lease, other than in the ordinary course of business;

               (i) purchased, sold, transferred, liquidated, or otherwise acquired or disposed of any assets or properties, or entered into any contract for any such purchase, sale, transfer, liquidation, acquisition, or disposition, other than in the ordinary course of business;

               (j) entered into any lease of real or personal property, other than in the ordinary course of business;

               (k) declared, paid, made, or set apart any sum or property for, any dividend or other distribution, or otherwise paid or transferred any funds or property to its shareholders, except for a dividend plan as follows: $.12 per share, record date March 12, 1999, payable March 30, 1999;

               (l) increased the wages, salaries, compensation, pension or other fringe benefits, or perquisites payable to any executive officer by more than approximately five percent of the amount thereof in effect as of December 31, 1998, or granted any severance or termination pay, or entered into any contract to make or grant any severance or termination pay, or entered into any employment or consulting contract which is not terminable by Towne Financial or Blue Ash, without cause and without penalty, upon notice of 30 days or less;

               (m) made any loans or loan commitments, other than in the ordinary course of business, to any director, officer, or Principal Shareholder (or any person or business entity controlled by or affiliated with such director, officer, or Principal Shareholder);

               (n) modified, altered, amended, terminated, or withdrawn from participation in any Employee Benefit Plan or any other plan or benefit provided to one or more employees, or paid or distributed any sum from any such plan except to participants in the ordinary course of the operation of the plan, or made any payment or contribution to any such plan except as required by the terms of such plan or consistent with past practices, but, in any event, not to exceed eight percent (8%) of eligible salaries, in the aggregate, on an annual basis. For the purpose of this section the distribution immediately prior to the Closing of bonuses accrued during calendar year 1999 shall be considered to be in the ordinary course of operation of the bonus plan, provided such accruals shall have been made in accordance with terms of the plan and the prior practice of Towne Financial and Blue Ash;

               (o) entered into any transaction involving the expenditure of more than $50,000, other than in the ordinary course of business, except pursuant to and in accordance with the terms of the contracts and commitments referred to in Section 2.18 hereof;

               (p)  adopted any change in any accounting policy or method;

               (q) revalued any asset or adjusted any reserve other than in the ordinary course of business;

               (r) failed to keep in full force and effect insurance and bonds at least equal in amount and scope of coverage to the insurance and bonds carried on December 31, 1998;

               (s) suffered any material adverse change in its business, financial condition, income, assets, or liabilities;

               (t) suffered any damage, destruction, or loss (whether or not covered by insurance) which has had a material adverse effect, in any case or in the aggregate, on its business, financial condition, operations, projects, properties, or assets;

               (u) suffered any strike, work stoppage, slow-down, or other labor disturbance; or

               (v) suffered any loss of employees or customers which has had a material adverse effect on its business, operations, or prospects.

          2.11 Taxes. Towne Financial and Blue Ash have filed or caused to be filed all federal and other Tax returns which are required to be filed and have paid or made provision for payment of all Taxes shown as due on such returns. No deficiencies for any Tax, assessment, or governmental charge have been proposed, asserted, or assessed against Towne Financial or Blue Ash that have not been settled and paid. The Tax returns of Towne Financial or Blue Ash have not been examined by the Internal Revenue Service for any of the six years preceding the date of this Agreement and the statute of limitations has not been extended for any Tax year.

          2.12 Labor Matters. Neither Towne Financial nor Blue Ash is a party to any collective bargaining or other union agreement with any of its employees, or is involved in any labor dispute.

          2.13 Litigation. There is no action, suit, proceeding, or claim by any governmental agency or other person or entity nor any investigation by any governmental agency pending or, to the Knowledge of Towne Financial or Blue Ash, threatened against (i) Towne Financial or Blue Ash, (ii) the assets, business, or goodwill of Towne Financial or Blue Ash, or (iii) any director, officer, or Principal Shareholder of Towne Financial, in relation to the business of Towne Financial or Blue Ash or any such person's capacity as a director, officer, or Principal Shareholder of Towne Financial or Blue Ash. Neither Towne Financial nor Blue Ash knows of no basis or grounds for any such action, suit, proceeding, claim, or investigation. Neither Towne Financial nor Blue Ash is subject to any supervisory agreement, consent order or decree, cease and desist order, or other restriction on the business or assets of Towne Financial or Blue Ash.

          2.14 Environmental Matters.

               (a) To the Knowledge of Towne Financial or Blue Ash, Towne Financial and Blue Ash are and have been at all times in substantial compliance with all applicable Environmental Laws and neither Towne Financial nor Blue Ash have engaged in any activity resulting in a material violation of any applicable Environmental Law. No orders, hearings, actions, or other proceedings by or before any court or governmental agency in which Towne Financial or Blue Ash is a party are pending or, to the Knowledge of Towne Financial or Blue Ash, threatened in connection with any alleged violation of any applicable Environmental Law (i) by Towne Financial or Blue Ash or (ii) in relation to any part of the Real Property and neither Towne Financial nor Blue Ash has Knowledge of any investigations or inquiries with respect to any such alleged violation. No claims have been made or, to the Knowledge of Towne Financial or Blue Ash, threatened at any time by any third party against Towne Financial or Blue Ash relating to damage, contribution, cost recovery, compensation, loss, or injury resulting from any Hazardous Substance. To the Knowledge of Towne Financial or Blue Ash, neither Towne Financial nor Blue Ash has caused or permitted any Hazardous Substance to be integrated into the Real Property or any component thereof in such manner or quantity as may reasonably be expected to or in fact would pose a threat to human health or the value of the Real Property. None of the Real Property has been used by Towne Financial or Blue Ash for the storage or disposal of Hazardous Substances nor to the Knowledge of Towne Financial or Blue Ash, is any of the Real Property contaminated by any Hazardous Substance. To the Knowledge of Towne Financial or Blue Ash, none of the Real Property has in the past contained or presently contains any underground storage tanks. To the Knowledge of Towne Financial or Blue Ash, neither Towne Financial nor Blue Ash has interest, direct or indirect, in any property owned by a third party which has been contaminated by Hazardous Substances (excluding any property as to which the sole interest of Towne Financial or Blue Ash is that of a lien holder or mortgagee, but including any property as to which title has been taken by Towne Financial or Blue Ash pursuant to mortgage foreclosure or similar proceeding and any property as to which Towne Financial or Blue Ash has participated in the financial management to a degree sufficient to influence the property's treatment of Hazardous Substances).

               (b) To the Knowledge of Towne Financial or Blue Ash, the representations set forth in paragraph (a) above are also true and correct in relation to any and all real property owned or leased by it at any time prior to the date of this Agreement, together with any improvements located thereon.

          2.15 Community Reinvestment Act Compliance. Towne Financial and Blue Ash are in compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and has received a CRA rating of satisfactory or better from the Office of Thrift Supervision. Towne Financial and Blue Ash know of no fact or circumstance or set of facts or circumstances which would cause them to fail to comply with such provisions or to cause the CRA rating of Blue Ash to fall below satisfactory.

          2.16 Compliance with Laws. Towne Financial and Blue Ash hold all permits, licenses, certificates of authority, orders, and approvals of, and have made all filings, applications, and registrations with, all governmental or regulatory bodies that are required in order to permit them to carry on their respective businesses as they are presently conducted. To the Knowledge of Towne Financial and Blue Ash, Towne Financial and Blue Ash have conducted its businesses so as to comply in all material respects with all applicable statutes, regulations, rules, and orders.

          2.17 Information Provided by Towne Financial and Blue Ash. None of the information supplied or to be supplied by Towne Financial and Blue Ash for inclusion in the Registration Statement, the application for approval, or any other document to be filed with the Federal Reserve Board, the Division of Financial Institutions, the SEC, or any other federal or state regulatory authority in connection with the transactions contemplated herein or in the Merger Agreement is or will be false or misleading with respect to any material fact, or omits or will omit any material fact necessary in order to make the statements therein not misleading.

          2.18 Material Contracts.

               (a) The Towne Disclosure Memorandum contains a complete and correct list of all written or oral agreements, leases, and other obligations and commitments of the following types, to which either Towne Financial or Blue Ash is a party, by which Towne Financial or Blue Ash or any of their property is bound, or which has been authorized by either Towne Financial or Blue Ash:

                    (i) promissory notes, guaranties, mortgages, security agreements, or other evidences of indebtedness of Towne Financial or Blue Ash;

                    (ii) partnership or joint venture agreements;

                    (iii) employment, bonus, compensation, severance, or consulting agreements;

                    (iv) collective bargaining agreements;

                    (v) Employee Benefit Plans and any other plans, benefits, programs of benefits, or deferred compensation arrangements for the benefit of directors, employees, or former or retired employees;

                    (vi) agreements or commitments for sale (other than in the ordinary course of business) of assets exceeding $50,000 in the aggregate;

                    (vii) agreements or commitments for capital expenditures in excess of $50,000 in the aggregate;

                    (viii) agreements or other documents creating liens or security interests relating to any real or personal property owned, rented, or leased by Towne Financial or Blue Ash and used in connection with the business of such entity;

                    (ix) leases of, commitments to lease, and other agreements relating to the lease or rental of, real or personal property by Towne Financial or Blue Ash and used in connection with the business of such entity;

                    (x) all policies of insurance and fidelity bonds of Towne Financial or Blue Ash;

                    (xi) all direct or indirect loans or guaranties of loans to any director, officer, or Principal Shareholder of Towne Financial or Blue Ash or their spouses or children or any partnership, corporation, or other entity in which any such director, officer, or Principal Shareholder or their spouses or children, have a significant (ten percent or more) interest; and

                    (xii) all other contracts and commitments not made in the ordinary course of business.

               (b) The Towne Disclosure Memorandum includes complete and correct copies of all written agreements, leases and commitments, except loan commitments less than $500,000, together with all amendments thereto, listed in the Towne Disclosure Memorandum and a complete and correct written description of all oral agreements listed in the Towne Disclosure Memorandum.

               (c) As of and through the date of this Agreement: (i) each agreement, lease, and commitment of Towne Financial or Blue Ash is valid and subsisting and in full force and effect in all material respects; (ii) Towne Financial and Blue Ash have in all material respects performed all obligations required to be performed by it to date under such agreements, leases, and commitments; and (iii) no event or condition exists which constitutes or, after notice or lapse of time, would constitute, a material default on the part of Towne Financial or Blue Ash under any agreement, lease, or commitment.

          2.19 Employee Benefit Plans.

               (a) All Employee Benefit Plans maintained by Towne Financial or Blue Ash comply in all material respects with the requirements of ERISA and the Code and all such plans have been administered to date in compliance with the requirements of ERISA, the Code, and subsequent legislation regulating ERISA plans. Each of such plans that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA that is intended to be a qualified plan under
Section 401(a) of the Code has been amended to comply in all material respects with current law as required or the remedial amendment period for such amendment under Section 401(b) of the Code has not expired and Towne Financial or Blue Ash has obtained favorable determination letters with respect to all such plans. As of the date hereof, neither Towne Financial nor Blue Ash has liability on account of any accumulated funding deficiency (as defined in Section 412 of the Code) or on account of any failure to make contributions to or pay benefits under any such plan nor is Towne Financial or Blue Ash aware of any claim pending or threatened to be brought by any party regarding such matters. No prohibited transaction has occurred with respect to any such plan that would result, directly or indirectly, in the imposition of any excise tax under
Section 4975 of the Code; nor has any reportable event under Section 4043 of ERISA occurred with respect to any such plan. Neither Towne Financial nor Blue Ash has a defendant in any lawsuit or criminal action concerning such entity's conduct as a fiduciary, party-in-interest, or disqualified person with respect to any plan, nor is either of them engaged in litigation or a continuing controversy with, or, to the knowledge of Towne Financial or Blue Ash, under investigation or examination by, the Department of Labor, Internal Revenue Service, Justice Department, or Pension Benefit Guaranty Corporation involving compliance with ERISA or the provisions of the Code relating to employee benefit plans. All reporting and disclosure requirements of ERISA and the Code have been met in all respects by all such plans. Neither Towne Financial nor Blue Ash is required to contribute to an Employee Benefit Plan that is a "multiemployer plan" within the meaning of Section 3(37) of ERISA.

               (b) The Towne Disclosure Memorandum lists all Employee Benefit Plans and any and all other benefit plans or programs currently in effect for employees, former employees, and retired employees of Towne Financial or Blue Ash including, without limitation, those providing any form of medical, health, and dental insurance, severance pay and benefits continuation, relocation assistance, vacation pay, tuition aid, and matching gifts for charitable contributions to educational or cultural institutions, whether or not subject to ERISA. The Towne Disclosure Memorandum includes complete and correct copies of all such plans or programs, including each trust or other agreement under which any trustee or custodian holds funds or property of the plan and all current financial and actuarial reports, all current reporting and disclosure documents and filings, and currently effective Internal Revenue Service rulings or determination letters in respect thereof. If any of the Employee Benefit Plans listed in the Towne Disclosure Memorandum has not been amended to comply with the Tax Reform Act of 1986 and subsequent legislation, Towne Financial will also deliver to Oak Hill Financial information and documentation regarding such plan's operation during the remedial amendment period which is sufficient to enable Oak Hill Financial to amend such plans to comply with the Tax Reform Act of 1986 and subsequent legislation.

          2.20 Insurance Policies. The Towne Disclosure Memorandum contains a complete and correct list of the insurance policies and fidelity bonds currently maintained by Towne Financial or Blue Ash. The Towne Disclosure

Memorandum includes complete and correct copies of all such policies and bonds currently in effect together with all riders and amendments thereto. All premiums due thereon have been paid and Towne Financial or Blue Ash has complied in all respects with the provisions of such policies and bonds. Neither Towne Financial nor Blue Ash has failed to give any notice or present any claim under any insurance policy or fidelity bond in due and timely fashion.

          2.21 Capital Requirements. Towne Financial and Blue Ash are in compliance with all currently applicable capital requirements and guidelines prescribed by all appropriate federal regulatory agencies.

          2.22 Loan Loss Reserves. Since December 31, 1998, neither Towne Financial nor Blue Ash has incurred any unusual or extraordinary loan losses. The allowance for loan losses reflected on the financial statements of Towne Financial or Blue Ash has been determined in accordance with generally accepted accounting principles and in accordance with all applicable regulations of all appropriate regulatory agencies and is adequate in all material respects under requirements of GAAP to provide for reasonably anticipated losses on outstanding loans. Neither Towne Financial nor Blue Ash has Knowledge of any potential losses that have not been considered in establishing the current allowance for loan losses.

          2.23 Brokers; Certain Fees. Neither Towne Financial nor Blue Ash, nor any of their respective officers, directors, or employees, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder's fees in connection with this Agreement or the Merger Agreement, or the transactions contemplated herein or therein.

          2.24 Material Facts. Neither this Agreement, the Merger Agreement, the Towne Disclosure Memorandum, nor any list, schedule, or certificate furnished to Oak Hill Financial by or on behalf of Towne Financial or Blue Ash contains any untrue statement of a material fact or omits a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances in which made.

          2.25 Tax Treatment of the Merger. Neither Towne Financial or Blue Ash, or any Affiliate thereof, has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

SECTION 3.     REPRESENTATIONS AND WARRANTIES OF OAK HILL FINANCIAL
               ----------------------------------------------------

          Oak Hill Financial and Oak Hill Banks represent and warrant, as the case may be, to Towne Financial that, except as set forth in the Oak Hill Disclosure Memorandum:

          3.01 Organization and Authority of Oak Hill Financial. Oak Hill Financial is a corporation duly organized, validly existing, and in good standing under the laws of the State of Ohio, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and has the corporate power and authority to own its properties and assets, to carry on its business as it is presently being conducted, and to enter into and carry out its obligations under this Agreement.

          3.02 Capitalization. The authorized capital stock of Oak Hill Financial consists of (i) 5,000,000 shares of common stock, without par value, of which 4,367,765 shares were issued and outstanding as of December 31, 1998 (excluding treasury shares) and 200,000 reserved for issuance upon exercise of existing stock option, and (ii) 1,500,000 voting shares of preferred stock, without par value, and 1,500,000 non-voting shares of preferred stock, without par value, of which there are no shares issued and outstanding as of the date hereof. All the outstanding shares of Oak Hill Financial Common are duly and validly authorized, issued, and outstanding and are fully paid and nonassessable. All of the shares of Oak Hill Financial Common to be issued pursuant to the Merger Agreement will, when so issued, be duly and validly authorized, issued, and outstanding, fully paid and nonassessable, and the issuance of such shares will not be subject to any preemptive or similar rights. The deposits of Oak Hill Banks are insured up to the applicable limits by the Bank Insurance Fund ("BIF").

          3.03 Authorization of Oak Hill Financial. The execution, delivery, and performance of this Agreement by Oak Hill Financial, and the consummation of the transactions contemplated hereby, have been duly approved by the Board of Directors of Oak Hill Financial. As soon as practicable and, in any event, within ten (10) business days after the SEC has declared the Registration Statement effective, Oak Hill Financial will call and mail notice of a meeting of its shareholders for the purpose of adopting the Merger Agreement and this Agreement, which meeting shall be held not more than 45 days from the date the notice is mailed, and the Board of Directors of Oak Hill Financial will recommend to the shareholders that they vote their shares in favor of the Merger.

          3.04 Absence of Defaults. Neither the execution and delivery of this Agreement, nor the consummation of the Merger, nor compliance by Oak Hill Financial with any of the provisions hereof will conflict with or result in a breach of any provision of the charter or bylaws of Oak Hill Financial or result in a material breach or termination of, or accelerate the performance required by, any material note, bond, mortgage, lease, agreement, or other instrument to which Oak Hill Financial is a party or to which Oak Hill Financial may be bound.

          3.05 Information Provided by Oak Hill Financial. None of the information supplied or to be supplied by Oak Hill Financial for inclusion in the Registration Statement, application for approval, or any other document to be filed with the Federal Reserve Board, the Division of Financial Institutions, the SEC, or any other federal or state regulatory authority in connection with the transactions contemplated herein or in the Merger Agreement is or will be false or misleading with respect to any material fact, or omits or will omit any material fact necessary in order to make the statements therein not misleading.

          3.06 Material Facts. Neither this Agreement nor the Merger Agreement contains any untrue statement of a material fact or omits a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances in which made; provided, however, that the scope of this representation does not extend to any information relating to or furnished by Towne Financial or Blue Ash.

          3.07 Filing of Reports. Oak Hill Financial Common is registered pursuant to Section 12 of the 1934 Act. Oak Hill Financial has been subject to the reporting requirements of Section 13 of the 1934 Act for a period of at least 90 days prior to the date hereof and has filed all reports required to be filed thereunder during the twelve months preceding the date hereof. Since January 1, 1996, Oak Hill Financial has filed with the SEC all documents and reports (including all amendments, exhibits, and schedules thereto and documents incorporated by reference therein) required to be filed by Oak Hill Financial under the 1934 Act and the 1933 Act, and the rules and regulations promulgated by the SEC thereunder. None of such documents or reports, as of their respective dates and as amended through the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in view of the circumstances under which they were made, not misleading.

          3.08 Absence of Undisclosed Liabilities. Except to the extent reflected or reserved against on the Oak Hill Disclosure Memorandum, Oak Hill Banks has no liabilities, whether absolute, accrued, contingent, or otherwise, due or to become due, including without limitation any liabilities as guarantor under any guaranty or liabilities for taxes, except liabilities and taxes incurred in the ordinary course of business, which have had or will have a material adverse effect on the business, financial condition, or results of operations of Oak Hill Banks.

          3.09 Absence of Certain Changes. Except as provided in the Oak Hill Disclosure Memorandum, since December 31, 1998, Oak Hill Financial has not:

               (a) made or permitted to be made any changes in their capital or corporate structures, certificates or articles of incorporation, regulations, bylaws, or other charter documents;

               (b) merged with any other corporation or bank, or permitted any other corporation or bank to merge into or consolidate with either of them; acquired control over any other firm, bank, corporation, or organization; or created any subsidiaries;

               (c) issued, sold, delivered, or agreed to issue, sell, or deliver any additional shares of their capital stock or any options, warrants, or rights to acquire any such capital stock, or securities convertible into or exchangeable for such capital stock, and except for capital stock issued pursuant to the exercise of stock options previously issued, in accordance with their respective terms;

               (d) purchased, sold, transferred, or otherwise acquired or disposed of, or agreed to purchase, sell, transfer, acquire, or dispose of, any capital stock or other securities of any kind, or options or other rights to acquire any such securities, of any other entity (including, but not limited to, any such transactions involving either of Oak Hill Banks or Oak Hill Financial with respect to the capital stock or other securities of the other of them), other than in the ordinary course of business;

               (e) incurred any indebtedness, obligations, or liabilities, whether absolute, accrued, contingent, or otherwise, including, without limitation, liabilities as guarantor under any guaranty, other than indebtedness, obligations, and liabilities incurred in the ordinary course of their business;

               (f) adopted any change in any accounting policy or method;

               (g) revalued any asset or adjusted any reserve, other than in the ordinary course of business;

               (h) failed to keep in full force and effect insurance and bonds at least equal in amount and scope of coverage to the insurance and bonds carried on December 31, 1998;

               (i) suffered any material adverse change in their business, financial condition, income, assets, or liabilities; and

               (j) made no material increase in dividends until the Effective Date of this Agreement.

          3.10 Taxes. Oak Hill Financial has filed or caused to be filed all federal and other tax returns which are required to be filed and have paid or made provision for payment of all taxes shown as due on such returns. No deficiencies for any tax, assessment, or governmental charge have been proposed, asserted, or assessed against Oak Hill Financial that have not been settled and paid.

          3.11 Litigation. There is no action, suit, proceeding, or claims by any governmental agency or other person or entity nor any investigation by any governmental agency pending or, to the Knowledge of Oak Hill Financial, threatened against (i) Oak Hill Banks, (ii) Oak Hill Financial, (iii) the assets, business or goodwill of Oak Hill Banks or Oak Hill Financial, or (iv) any director, officer, or Principal Shareholder of Oak Hill Banks or Oak Hill Financial, in relation to the business of Oak Hill Banks or Oak Hill Financial or any such person's capacity as a director, officer, or Principal Shareholder of Oak Hill Banks or Oak Hill Financial.

          3.12 Compliance with Laws. To the knowledge of Oak Hill Financial, Oak Hill Banks and Oak Hill Financial hold all permits, licenses, certificates of authority, orders, and approvals of, and have made all filings, applications, and registrations with, all governmental or regulatory bodies that are required in order to permit them to carry on their respective businesses as they are presently conducted. To the Knowledge of Oak Hill Financial, Oak Hill Banks and Oak Hill Financial have conducted their businesses so as to comply in all material respects with all applicable statutes, regulations, rules, and orders.

          3.13 Environmental Matters.

               (a) To the Knowledge of Oak Hill Financial, Oak Hill Banks is and has been at all times in substantial compliance with all applicable Environmental, and Oak Hill Banks has not engaged in any activity resulting in a material violation of any applicable Environmental Law. No orders, hearings, actions, or other proceedings by or before any court or governmental agency in which Oak Hill Banks is a party are pending or, to the Knowledge of Oak Hill Financial, threatened in connection with any alleged violation of any applicable Environmental Law (i) by Oak Hill Banks or (ii) in relation to any part of the Real Property, and Oak Hill Financial has no Knowledge of any investigations or inquiries with respect to any such alleged violation. No claims have been made or, to the Knowledge of Oak Hill Financial, threatened at any time by any third party against Oak Hill Banks relating to damage, contribution, cost recovery, compensation, loss, or injury resulting from any Hazardous Substance. To the Knowledge of Oak Hill Financial, Oak Hill Banks has not caused or permitted any Hazardous Substance to be integrated into the Real Property or any component thereof in such manner or quantity as may reasonably be expected to or in fact would pose a threat to human health or the value of the Real Property. None of the Real Property has been used by Oak Hill Banks for the storage or disposal of Hazardous Substances nor to the Knowledge of Oak Hill Financial, is any of the Real Property contaminated by any Hazardous Substance. To the Knowledge of Oak Hill Financial, none of the Real Property has in the past contained or presently contains any underground storage tanks. To the Knowledge of Oak Hill Financial, Oak Hill Banks has no interest, direct or indirect, in any property owned by a third party which has been contaminated by Hazardous Substances (excluding any property as to which the sole interest of Oak Hill Banks is that of a lien holder or mortgagee, but including any property as to which title has been taken by Oak Hill Banks pursuant to mortgage foreclosure or similar proceeding and any property as to which Oak Hill Banks has participated in the financial management to a degree sufficient to influence the property's treatment of Hazardous Substances).

               (b) To the Knowledge of Oak Hill Financial, the representations set forth in paragraph (a) above are also true and correct in relation to any and all real property owned or leased by it at any time prior to the date of this Agreement, together with any improvements located thereon.

          3.14 Employee Benefit Plans. All Employee Benefit Plans maintained by Oak Hill Banks or Oak Hill Financial comply in all material respects with the requirements of ERISA and the Code and all such plans have been administered to date in compliance with the requirements of ERISA, the Code, and subsequent legislation regulating ERISA plans. Each of such plans that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA that is intended to be a qualified plan under Section 401(a) of the Code has been amended to comply in all material respects with current law as required or the remedial amendment period for such amendment under Section 401(b) of the Code has not expired and Oak Hill Banks or Oak Hill Financial has obtained favorable determination letters with respect to all such plans. As of the date hereof, Oak Hill Banks or Oak Hill Financial has no liability on account of any accumulated funding deficiency (as defined in Section 412 of the Code) or on account of any failure to make contributions to or pay benefits under any such plan nor is Oak Hill Banks or Oak Hill Financial aware of any claim pending or threatened to be brought by any party regarding such matters. No prohibited transaction has occurred with respect to any such plan that would result, directly or indirectly, in the imposition of any excise tax under Section 4975 of the Code; nor has any reportable event under Section 4043 of ERISA occurred with respect to any such plan. Neither Oak Hill Banks nor Oak Hill Financial is a defendant in any lawsuit or criminal action concerning such entity's conduct as a fiduciary, party-in-interest, or disqualified person with respect to any plan, nor is either of them engaged in litigation or a continuing controversy with, or, to the Knowledge of Oak Hill Financial, under investigation or examination by, the Department of Labor, Internal Revenue Service, Justice Department, or Pension Benefit Guaranty Corporation involving compliance with ERISA or the provisions of the Code relating to employee benefit plans. All reporting and disclosure requirements of ERISA and the Code have been met in all respects by all such plans. Neither Oak Hill Banks nor Oak Hill Financial is required to contribute to an Employee Benefit Plan that is a "multiemployer plan" within the meaning of Section 3(37) of ERISA.

          3.15 Capital Requirements. Oak Hill Financial is in compliance with all currently applicable capital requirements and guidelines prescribed by all appropriate federal regulatory agencies.

          3.16 Tax Treatment of the Merger. Oak Hill Financial has not taken any action or has any knowledge of any fact or circumstance that is reasonably likely to prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

SECTION 4.     COVENANTS OF TOWNE FINANCIAL AND BLUE ASH
               -----------------------------------------

          Towne Financial and Blue Ash covenant and agree as follows:

          4.01 Applications for Regulatory Approvals; Registration Statement. Towne Financial and Blue Ash will cooperate, and will cause its respective directors, officers, employees, agents, and advisers to cooperate, to the extent reasonably necessary, with Oak Hill Financial and its advisers in connection with the preparation of the Registration Statement and the applications for regulatory approvals described in Section 5.02 hereof.

          4.02 Shareholders' Meeting. As soon as practicable and, in any event, within ten business days after the SEC has declared the Registration Statement effective, Towne Financial will call and mail notice of a meeting of its shareholders for the purpose of adopting the Merger Agreement and this Agreement, which meeting shall be held not more than 45 days from the date the notice is mailed, and the Board of Directors of Towne Financial will to the extent consistent with their fiduciary duty recommend to the shareholders that they vote their shares in favor of the Merger.

          4.03 Conduct of Business. From the date of this Agreement until the Effective Time, except as provided herein or as consented to by Oak Hill Financial in writing, Towne Financial and Blue Ash will conduct their respective operations only, and shall not take any action except, in the ordinary and usual course of business, and Towne Financial and Blue Ash will use its best efforts to preserve intact its business organization, assets, prospects, and business relationships, to keep available the services of their officers and employees, and to maintain existing relationships with other entities. Without limiting the generality of the foregoing, subject to the exceptions stated above, during such period, Towne Financial and Blue Ash will not except as provided herein:

               (a) enter into any agreement or commitment of the character referred to in subsections 2.18(a)(i) through (xii) hereof; or

               (b) take or permit to be taken any action of a character which is listed in subsections (a) through (q) of Section 2.10 hereof; provided, however, that, after prior consultation with Oak Hill Financial, Towne Financial may take or permit such of those actions as may be required pursuant to any change in applicable accounting rules or standards, or by law or any applicable rules or regulations of any governmental authority.

          4.04 Access to Information. Towne Financial and Blue Ash shall give representatives of Oak Hill Financial full access, during normal business hours and upon reasonable notice, to all assets, properties, books, records, agreements, and commitments of Towne Financial and Blue Ash, provided that such access shall not unreasonably interfere with the operations of Towne Financial and Blue Ash, and shall furnish to representatives of Oak Hill Financial all such information concerning its and their affairs as Oak Hill Financial may reasonably request. It is expressly understood that no investigation by Oak Hill Financial pursuant to this Section 4.04 or otherwise shall affect any representation or warranty made herein.

          4.05 Press Releases. Towne Financial and Blue Ash shall consult in advance with Oak Hill Financial as to the form and substance of any press release, written communication with its shareholders, or other public disclosure of matters related to the Merger Agreement, this Agreement, or the Merger, and shall not issue any such press release, written communication, or public disclosure without the prior written consent of Oak Hill Financial; provided, however, that nothing contained herein shall prohibit Towne Financial and Blue Ash from making any disclosure (after consultation with Oak Hill Financial with respect thereto) which its counsel deems necessary under applicable law.

          4.06 Best Efforts. Towne Financial and Blue Ash shall use their best efforts to take or cause to be taken all actions necessary, proper, or advisable to consummate the Merger, including such actions as Oak Hill Financial may reasonably request in writing, and should Oak Hill Financial so elect, to consummate a merger of Blue Ash into an interim state-chartered commercial bank formed by Oak Hill Financial for such purpose.

          4.07 Acquisition Proposals. Unless and until this Agreement shall have been terminated by either party pursuant to Section 11 hereof, Towne Financial and Blue Ash shall not (i) directly or indirectly, through any of its officers, directors, agents, or affiliates, solicit, encourage, initiate, entertain, consider, or participate in any negotiations or discussions with respect to any Acquisition Proposal, or (ii) disclose any information not customarily disclosed to any person or entity or provide access to its properties, books, or records or otherwise assist or encourage any person or entity in connection with any Acquisition Proposal; provided, however, that Towne Financial shall be entitled to entertain, consider, and participate in negotiations and discussions regarding an Unsolicited Acquisition Proposal, and to disclose such information and provide such access in connection with such an Unsolicited Acquisition Proposal, to the extent that the Board of Directors of Towne Financial determines in good faith, after consultation with its financial advisor with respect to the financial aspects of the Unsolicited Acquisition Proposal and the Merger, and with legal counsel to Towne Financial, that failure to so consider or participate in such negotiations or discussions would be inconsistent with the fiduciary obligations of the directors of Towne Financial to the shareholders of Towne Financial. Towne Financial shall give Oak Hill Financial immediate notice of any such Acquisition Proposals.

          4.08 Advice of Changes. Between the date hereof and the Effective Date, Towne Financial and Blue Ash shall advise Oak Hill Financial promptly, in writing, of any material fact which, if existing or known on the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement and any fact which, if existing or known on the date hereof, would have made any of the representations contained herein untrue. Prior to the Effective Date, Towne Financial and Blue Ash shall deliver to Oak Hill Financial a supplement to the Towne Disclosure Memorandum, which shall contain a description of any and all such matters.

          4.09 Confidentiality. From and after the date of this Agreement, Towne Financial and Blue Ash shall, and shall cause its respective Affiliates to, treat all Confidential Information of Oak Hill Financial and Oak Hill Banks, as confidential, and Towne Financial and Blue Ash shall, and shall cause its respective Affiliates to, not use any such Confidential Information for any purpose except in furtherance of the transactions contemplated hereby. In the event this Agreement is terminated pursuant to Section 11 hereof, Towne Financial and Blue Ash shall, and shall cause their respective Affiliates to, promptly return to Oak Hill Financial all documents and workpapers, and all copies thereof, containing any such Confidential Information of Oak Hill Financial or Oak Hill Banks. The covenants of Towne Financial and Blue Ash contained in this Section 4.09 are of the essence and shall survive any termination of this Agreement and the closing of the transactions contemplated hereby.

          4.10 Coordination of Dividends. Towne Financial agrees to cooperate with Oak Hill Financial to ensure that the shareholders of Towne Financial receive a regular quarterly dividend from either Towne Financial or Oak Hill Financial during the quarter in which the Effective Date occurs, but that they do not receive dividends from both Towne Financial and Oak Hill Financial during such quarter.

          4.11 Tax Representations. Towne Financial and Blue Ash will use reasonable efforts to cause the Merger, and will take no action which would cause the Merger not to qualify for treatment as a "reorganization" within the meaning of

Section 368(a) of the Internal Revenue Code for federal income tax purposes and shall make such Tax representations as shall be reasonably requested of them.

          4.12 Pooling. The accounting firm of Grant Thornton LLP has reviewed the proposed Merger and determined that the Merger qualifies as a "pooling of interest" for accounting purposes. Neither Towne Financial nor Blue Ash shall intentionally take or cause to be taken any action, whether before or after the Effective Date, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code.

          4.13 Form 13D or 13G FilinTowne Financial shall promptly advise Oak Hill Financial of the filing of a Form 13D or 13G under the 1934 Act with respect to Towne Financial Common and shall provide Oak Hill Financial with a copy of any such Form 13D or 13G promptly after receipt thereof.

SECTION 5.     COVENANTS OF OAK HILL FINANCIAL AND OAK HILL BANKS
               --------------------------------------------------

          Oak Hill Financial and Oak Hill Banks covenant and agree as follows:

          5.01 Issuance of Oak Hill Financial Common; Payment for Fractional Shares. At the Effective Time, Oak Hill Financial shall (i) issue all of the shares of Oak Hill Financial Common into which shares of Towne Financial Common are to be converted in the Merger and will deliver the certificates for such shares, or cause the same to be delivered, to the Exchange Agent; and (ii) deliver to the Exchange Agent the amount of cash to be paid in lieu of issuing fractional shares of Oak Hill Financial Common in accordance with subsections 8(b)(ii) and 9(a) of the Merger Agreement.

          5.02 Applications for Regulatory Approvals. As soon as reasonably practicable after the execution of this Agreement, Oak Hill Financial shall prepare and file such applications with the Office of Thrift Supervision, the Federal Reserve Board, the Ohio Division of Financial Institutions, and any other regulatory authorities having jurisdiction as may be required to secure all necessary regulatory approvals of the Merger and shall use its best efforts to secure such approvals. Oak Hill Financial may also seek regulatory approval for the formation of a interim state-chartered commercial bank in which Blue Ash would merged as of, or shortly after, the Effective Time. Oak Hill Financial shall deliver a draft or drafts of such regulatory applications to Towne Financial and provide Towne Financial a reasonable opportunity to review such draft or drafts prior to filing the same.

          5.03 Registration Statement. As soon as reasonably practicable after the execution of this Agreement, Oak Hill Financial shall prepare and file the Registration Statement with the SEC, shall use its best efforts to cause the Registration Statement to become effective, and shall take such action as may be required to register or qualify for exemption such shares under the securities laws of the states where registration or an exemption from registration may be required. Oak Hill Financial shall deliver a draft or drafts of the Registration Statement to Towne Financial and provide Towne Financial a reasonable opportunity to review such draft or drafts prior to filing the same.

          5.04 Shareholders' Meeting. As soon as practicable and, in any event, within ten business days after the SEC has declared the Registration Statement effective, Oak Hill Financial will call and mail notice of a meeting of its shareholders for the purpose of adopting the Merger Agreement and this Agreement, which meeting shall be held not more than 45 days from the date the notice is mailed, and the Board of Directors of Oak Hill Financial will to the extent consistent with their fiduciary duty recommend to the shareholders that they vote their shares in favor of the Merger.

          5.05 Press Releases. Oak Hill Financial shall consult in advance with Towne Financial as to the form and substance of any press release, written communication with its shareholders, or other public disclosure of matters related to this Agreement, the Merger Agreement, or the Merger.

          5.06 Best Efforts. Oak Hill Financial will use its best efforts to take or cause to be taken all actions necessary, proper, or advisable to consummate the Merger.

          5.07 Confidentiality. From and after the date of this Agreement, Oak Hill Financial and Oak Hill Banks shall, and shall cause their respective Affiliates to, treat all Confidential Information of Towne Financial and Blue Ash as confidential, and Oak Hill Financial and Oak Hill Banks shall, and shall cause their respective Affiliates to, not use any such Confidential Information for any purpose except in furtherance of the transactions contemplated hereby. In the event this Agreement is terminated pursuant to Section 11 hereof, Oak Hill Financial and Oak Hill Banks shall, and shall cause their respective Affiliates to, promptly return to Towne Financial and Blue Ash all documents and workpapers, and all copies thereof, containing any such Confidential Information of Towne Financial and Blue Ash. The covenants of Oak Hill Financial and Oak Hill Banks contained in this Section
5.07 are of the essence and shall survive any termination of this Agreement, but shall terminate as of the closing of the transactions contemplated hereby.

          5.08 Coordination of Dividends. Oak Hill Financial agrees to cooperate with Towne Financial to ensure that the shareholders of Towne Financial receive a regular quarterly dividend from either Towne Financial or Oak Hill Financial during the quarter in which the Effective Date occurs, but that they do not receive dividends from both Towne Financial and Oak Hill Financial during such quarter.

          5.09 Indemnification of Directors and Officers. Oak Hill Financial acknowledges that, by operation of law, at the Effective Time, Oak Hill Financial will assume any and all legally enforceable obligations of Towne Financial and Blue Ash to indemnify and defend the directors and officers of Towne Financial and Blue Ash pursuant to, to the extent of, and in accordance with the terms and conditions of any such obligations that Towne Financial and Blue Ash had to indemnify and defend such persons in effect immediately prior to the Effective Time, in connection with such persons' status or services as directors and officers of Towne Financial and Blue Ash, whether by contractual right or by any provision of the articles of incorporation or code of regulations of Towne Financial and or Blue Ash, with respect to any claim asserted or made prior to or at any time after the Effective Time. All such rights to indemnification with respect to any such claim shall continue until the final disposition of such claim regardless of when such claim was made or asserted; provided, however, that nothing contained herein shall increase or lengthen the duration of Oak Hill Financial's obligations with respect to such indemnification over that to which Towne Financial and Blue Ash would have been subject had the Merger not been consummated. Oak Hill Financial agrees to use its reasonable best efforts to cover directors and officers of Towne Financial and Blue Ash in insurance policies.

          5.10 Pooling. The accounting firm of Grant Thornton LLP has reviewed the proposed Merger and determined that the Merger qualifies as a "pooling of interests" for accounting purposes. Neither Oak Hill Financial nor Oak Hill Banks shall intentionally take or cause to be taken any action, whether before or after the Effective Date, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code.

SECTION 6.     CONDITIONS PRECEDENT TO OBLIGATIONS OF ALL PARTIES
               --------------------------------------------------

          The obligations of each of the parties hereto to consummate the Merger are subject to the fulfillment, on or before the Closing Date, of the following conditions precedent:

          6.01 Shareholder Approval. The Merger shall have been approved by the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Towne Financial Common, and by the affirmative vote of the holders of a majority of the issued and outstanding shares of Oak Hill Financial.

          6.02 Regulatory Approvals. The Merger shall have been approved by the Federal Reserve Board, the Ohio Division of Financial Institutions, and any other governmental authority having jurisdiction, and any applicable waiting periods shall have expired, with no such approval or authorization containing any provision or be subject to any condition, which would be materially adverse to the business of Towne Financial and Blue Ash, Oak Hill Financial or Oak Hill Banks, either prior to or subsequent to the proposed merger of Towne Financial and Oak Hill Financial.

          6.03 Litigation. No suit, action, investigation by any governmental body, or legal or administrative proceeding shall have been brought or threatened which materially questions the validity or legality of the transactions contemplated hereunder or under the Merger Agreement. For purposes hereof, advisory opinions or written requests for information which could be used in connection with such suit, investigation, or proceeding given by governmental agencies may be deemed to constitute such a threat.

          6.04 Fairness Opinions. Towne Financial shall have received a fairness opinion from RP Financial, LC, dated as of the date of the proxy statement relating to the Merger stating that the exchange ratio is fair to the shareholders of Towne Financial, as of such date, from a financial point of view and Oak Hill Financial shall have received a fairness opinion from Trident Financial Corporation dated as of the date of the proxy statement relating to the Merger stating that the contemplated merger of Towne Financial and Oak Hill Financial is fair to the shareholders of Oak Hill Financial, as of such date, from a financial standpoint.

          6.05 Tax Opinion. Oak Hill Financial and Towne Financial shall have received an opinion of Porter, Wright, Morris & Arthur substantially to the effect that:

               (a) the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A);

               (b) no gain or loss will be recognized by Oak Hill Financial (except for the inclusion in income of amounts resulting from any required changes in accounting methods or similar items) upon the consummation of the Merger;

               (c) no gain or loss will be recognized by Towne Financial (except for the inclusion in income of amounts resulting from any required changes in accounting methods or similar items) upon the consummation of the Merger;

               (d) no gain or loss will be recognized by the shareholders of Towne Financial who exchange their shares of Towne Financial Common for shares of Oak Hill Financial Common, except to the extent of any cash received in lieu of a fractional share of Oak Hill Financial Common;

               (e) the basis of the shares of Oak Hill Financial Common to be received by shareholders of Towne Financial who receive solely shares of Oak Hill Financial Common will be the same as the basis of the shares of Towne Financial Common surrendered in exchange therefor, reduced by any amount allocated to a fractional share of Oak Hill Financial common with respect to which cash is received;

               (f) the holding period of the shares of Oak Hill Financial Common received by shareholders of Towne Financial will include the holding period of the shares of Towne Financial Common surrendered in exchange therefor, provided that the Towne Financial Common was held as a capital asset in the hands of the shareholder of Towne Financial on the Effective Date;

               (g) where solely cash is received by a shareholder of Towne Financial in exchange for his or her shares of Towne Financial Common pursuant to the exercise of dissenters' rights, the cash will be treated as having been received by such shareholder as a distribution in redemption of his Oak Hill Financial Common shares received in connection with this transaction, subject to the provisions and limitations of Section 302 of the Code, and where, as a result of such distribution, a shareholder owns no shares of Oak Hill Financial Common either directly or through the application of Section 318(a) of the Code, the redemption will be a complete termination of interest within the meaning of
Section 302(b)(3) of the Code and such cash will be treated as a distribution in full payment in exchange for his or her shares of Towne Financial Common, as provided in Section 302(a) of the Code; and under Section 1001 of the Code, gain or (subject to the limitations of Section 267 of the Code) loss will be realized and recognized to such shareholders in an amount equal to the difference between the amount of such cash and the adjusted basis of the Towne Financial Common shares surrendered, as determined under Section 1011 of the Code; and

               (h) the payment of cash in lieu of fractional shares of Oak Hill Financial Common will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Oak Hill Financial; such cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed subject to the conditions and limitations of Section 302 of the Code.

               In rendering such tax opinion, Porter, Wright, Morris & Arthur shall be entitled to rely upon certain assumptions and representations of Towne Financial's officers, directors and those shareholders of Towne Financial who own one percent or more of the outstanding shares of Towne Financial Common, and of officers of Oak Hill Financial reasonably satisfactory in form and substance to Porter, Wright, Morris & Arthur.

SECTION 7.     CONDITIONS PRECEDENT TO OBLIGATIONS OF TOWNE FINANCIAL
               ------------------------------------------------------

          The obligations of Towne Financial to consummate the Merger are subject to the fulfillment on or before the Closing Date of the following additional conditions precedent:

          7.01 Representations and Warranties. The representations and warranties made by Oak Hill Financial herein shall be true and correct in all material respects on the Effective Date with the same force and effect as though such representations and warranties had been made on and as of such date; Oak Hill Financial shall have performed in all material respects its obligations hereunder and under the Merger Agreement to be performed on or before the Closing Date; and an executive officer of Oak Hill Financial shall have executed and delivered to Towne Financial a certificate or certificates, dated as of the Closing Date, in respect of the foregoing matters and in respect of such other matters as Towne Financial shall reasonably request.

          7.02 Opinion of Counsel. Towne Financial shall have received a favorable opinion dated as of the Closing Date from Porter, Wright, Morris & Arthur, counsel for Oak Hill Financial, to the effect that:

               (a) Oak Hill Financial is a corporation duly organized, validly existing, and in good standing under the laws of the State of Ohio; Oak Hill Financial has the corporate power and authority to own all of their properties and assets and to carry on their businesses as presently conducted in all jurisdictions in which such ownership exists or such business is conducted; and Oak Hill Financial has the corporate power and authority to merge with Towne Financial pursuant to this Agreement and the Merger Agreement;

               (b) the execution and delivery of this Agreement and the Merger Agreement did not, and the consummation of the Merger will not, conflict with any provision of the articles or certificate of incorporation, regulations, bylaws, or other charter documents of Oak Hill Financial;

               (c) the execution and delivery of this Agreement and the Merger Agreement and the consummation of the Merger have been authorized by all necessary corporate action of Oak Hill Financial; and this Agreement and the Merger Agreement are valid and binding agreements of Oak Hill Financial enforceable in accordance with their terms, except as may be limited by bankruptcy, insolvency, or other similar laws affecting enforcement of creditors' rights generally and except that the enforceability of the obligations of Oak Hill Financial is subject to general principles of equity;

               (d) the shares of Oak Hill Financial Common to be issued by Oak Hill Financial in the Merger have been authorized and, upon issuance, will be fully paid and nonassessable and will not be subject to the preemptive rights of any shareholder of Oak Hill Financial;

               (e) all necessary regulatory approvals have been received and all applicable waiting periods have expired;

               (f) Oak Hill Financial is a duly and validly registered Bank Holding Company;

               (g) Oak Hill Banks is a state-chartered bank; and

               (h) Oak Hill Banks deposit accounts are insured by BIF to the fullest extent permitted by law.

          Such opinion may be governed by the Accord. In giving such opinion, such counsel may rely as to matters of fact, without independent investigation, to the extent such counsel deems such reliance to be customary, reasonable, and appropriate, on certificates of federal, state, or local government officials and on certificates of officers and directors of Oak Hill Financial or Oak Hill Banks. Such counsel may expressly exclude any opinions as to choice of law matters and antitrust matters and may add such other qualifications and explanations of the basis of its opinions as are consistent with the Accord.

          7.03 Effectiveness of the Registration Statement; NASD Listing. Towne Financial shall have received a certificate from a duly authorized officer of Oak Hill Financial to the effect that the Registration Statement has become effective by an order of the SEC, the Oak Hill Financial Common to be exchanged in the Merger has been qualified or is exempt under all applicable state securities laws, and there has been no stop order issued or threatened by the SEC that suspends or would suspend the effectiveness of the Registration Statement, and no proceeding has been commenced or overtly threatened for such purpose. The shares of Oak Hill Financial Common to be issued to Towne Financial shareholders pursuant to the Merger Agreement shall have been authorized for listing on the NASDAQ National Market upon official notice of issuance.

          7.04 Material Adverse Change. Since December 31, 1998, there shall not have occurred any material adverse change in the results of operation, financial condition, properties, or business of Oak Hill Financial on a consolidated basis, other than any such change attributable to or resulting from (i) changes in law, regulation, or generally accepted accounting principles of general application to the banking or thrift industries, (ii) changes in economic conditions that affect the banking and thrift industries generally, including changes in the general level of interest rates, or (iii) any matter or matters relating to Oak Hill Financial which have been disclosed in the Oak Hill Financial Disclosure Memorandum as of the date of this Agreement.

SECTION 8.     CONDITIONS PRECEDENT TO OBLIGATIONS OF OAK HILL FINANCIAL
               ---------------------------------------------------------

          The obligations of Oak Hill Financial to consummate the Merger are subject to the fulfillment on or before the Closing Date of the following additional conditions precedent:

          8.01 Regulatory Approval of the Merger. The Merger shall have been approved by the Federal Reserve Board, the Division of Financial Institutions, and any other governmental authority having jurisdiction, and any applicable waiting periods shall have expired, with no such approval or authorization containing any provision which would be materially adverse to the business of Oak Hill Financial or Oak Hill Banks.

          8.02 Representations and Warranties. The representations and warranties made by Towne Financial and Blue Ash herein shall be true and correct in all material respects on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such date; Towne Financial and Blue Ash shall have performed in all material respects its obligations hereunder and under the Merger Agreement to be performed on or before the Closing Date; and the chief executive officer and principal financial officer of Towne Financial shall have executed and delivered to Oak Hill Financial certificates, dated as of the Closing Date, in respect of the foregoing matters and in respect of such other matters as Oak Hill Financial shall reasonably request.

          8.03 Opinion of Counsel. Oak Hill Financial shall have received a favorable opinion dated as of the Effective Date from Cors & Bassett, as counsel for Towne Financial, acceptable to Oak Hill Financial, to the effect that:

               (a) Towne Financial is a unitary savings and loan holding company, duly organized, validly existing, and in good standing under the laws Ohio; Blue Ash is a member in good standing of the FHLB of Cincinnati; all eligible accounts of deposit in Blue Ash are insured by the FDIC to the fullest extent permitted by law; all corporate action required to be taken by the directors and shareholders of Towne Financial to authorize the transactions contemplated by this Agreement and the Merger Agreement have been taken; and Towne Financial has the corporate power to effect the Merger in accordance with the terms of this Agreement and the Merger Agreement;

               (b) the execution and delivery of this Agreement and the Merger Agreement did not, and the consummation of the Merger will not, conflict with any provision of the articles or certificate of incorporation, regulations, bylaws, or other charter documents of Towne Financial; and

               (c) the execution and delivery of this Agreement and the Merger Agreement and the consummation of the Merger have been authorized by all necessary corporate action of Towne Financial; and this Agreement and the Merger Agreement are valid and binding agreements of Towne Financial enforceable in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, or similar laws affecting enforcement of creditors' rights generally and except that the enforceability of the obligations of Towne Financial may be subject to general principles of equity.

Such opinion may be governed by the Accord. In giving such opinion, such counsel may rely as to matters of fact, without independent investigation, to the extent such counsel deems such reliance to be customary, reasonable, and appropriate, on certificates of federal, state, or local government officials and on certificates of officers and directors of Towne Financial and Blue Ash. Such counsel may expressly exclude any opinions as to choice of law matters and antitrust matters and may add such other qualifications and explanations of the basis of its opinions as are consistent with the Accord.

          8.04 Agreements of Affiliates. Each director of Towne Financial and their "affiliates," for purposes of Rule 145 under the 1933 Act, shall deliver to Oak Hill Financial prior to the Effective Date a written agreement, providing that such person will not sell the shares of Oak Hill Financial Common to be received by such person in the Merger unless such sales are pursuant to an effective registration statement under the 1933 Act or pursuant to Rule 145 of the SEC or another exemption from the registration requirements under the 1933 Act.

          8.05 Dissenting Shareholders. The total number of shares of Towne Financial Common, if any, as to which the right to dissent has been asserted under Section 1701.85 of the Ohio Revised Code shall not exceed five percent (5%) of the total number of outstanding shares of Towne Financial Common.

          8.06 Material Adverse Change. Since December 31, 1998, there shall not have occurred any material adverse change in the consolidated results of operations, financial condition, properties, or business of Towne Financial and Blue Ash, other than any such change attributable to or resulting from (i) changes in law, regulation, or generally accepted accounting principles of general application to the banking or thrift industries, (ii) changes in economic conditions that affect the banking and thrift industries generally, including changes in the general level of interest rates, or (iii) any matter or matters relating to Towne Financial and Blue Ash which have been disclosed in the Towne Disclosure Memorandum as of the date of this Agreement.

          8.07 Title Insurance. For each parcel of the Real Property described in the Towne Disclosure Memorandum as being owned by Towne Financial and Blue Ash, and for each lease for any parcel of the Real Property described in the Towne Disclosure Memorandum as being leased by Towne Financial and Blue Ash, Oak Hill Financial shall have obtained a title insurance commitment (ALTA 1966 form or its equivalent) for a fee owner's title insurance policy or leasehold owner's title insurance policy, as appropriate, each in an amount equal to the carrying cost of the premises or leasehold interest to be insured (including all improvements thereon), on the books of Towne Financial and Blue Ash as of December 31, 1998. Each title insurance commitment shall show that marketable fee simple title to the owned premises or that valid leasehold title to the leased premises, as appropriate, is in the name of Towne Financial and Blue Ash, and that it is free and clear of any liens and encumbrances except taxes and assessments not delinquent and utility and other easements that do not interfere with the use of the property for the business being conducted thereon. Each such commitment shall provide that such fee owner's policy committed for therein shall be an ALTA 1970 form, revised in 1984, and each leasehold owner's policy shall be an ALTA 1975 form, or other form acceptable to Oak Hill Financial.

          8.08 Survey. Oak Hill Financial Banks shall have obtained current land surveys of those parcels of the Real Property. Each survey to be conducted and prepared by a duly licensed land surveyor, with such survey to be a duly certified ALTA/ACSM field survey, which confirm that the Real Property is not subject to any easements, restrictions, set backs, encroachments, or other limitations except utility and other easements that do not interfere with the use of the Real Property for the business then being conducted thereon, and that the Real Property is not located in any flood hazard area.

          8.09 Phase I. For each parcel of the Real Property described in the Towne Disclosure Memorandum as being leased or owned by Towne Financial and Blue Ash, Oak Hill Financial shall have completed a "Phase I" environmental site assessment prepared by a licensed environmental engineering firm indicating that there is no evidence of contamination with Hazardous Substances or other violations of environmental Laws and concluding that no testing or additional investigations appears to be warranted.

          8.10 Consents and Approvals. Towne Financial and Blue Ash shall have obtained any and all consents or approvals that may be required under the terms of (i) any contract, agreement, lease, or other obligation or commitment, including, but not limited to, the types described in Section 2.18 hereof, to which either Towne Financial or Blue Ash is a party or by which either Towne Financial or Blue Ash, or any of their property or assets, is bound, or (ii) any license or permit of Towne Financial or Blue Ash, in order to avoid the occurrence of any breach or default which may result from the consummation of the Merger and which, if not obtained, is reasonably likely to have, individually or in the aggregate, a material adverse effect on Oak Hill Financial, Oak Hill Banks, Towne Financial or Blue Ash.

          8.11 Agreement to Vote. Oak Hill Financial shall have received from each of Towne Financial' shareholders who own in excess of five percent (5%) of the outstanding shares of Towne Financial Common an agreement, substantially in the form attached hereto as EXHIBIT A, to vote in favor of the Merger all shares of Towne Financial Common owned by them or over which they have the power to vote.

          8.12 Shareholders' Equity. The total shareholders' equity of Towne Financial as of the end of the most recent calendar quarter preceding the Closing Date and as of the Closing Date shall not be less than the total shareholders' equity of Towne Financial as of December 31, 1998, except for Towne Financial' expenses relating to the Merger and adjustments relating to the Merger as requested by Oak Hill Financial.

          8.13 Conversion of Stock Options.

               (a) All outstanding Towne Stock Options held by persons who are not employees of either Towne Financial or Blue Ash Building & Loan Association on the Effective Date, including, but not limited to, non-employee directors of either of them, shall have been exercised, or terminated prior to the Effective Date, or such persons shall have entered into agreements with Oak Hill Financial substantially in the form attached hereto as EXHIBIT B, providing for the conversion on the Effective Date of all Towne Stock Options held by them to Oak Hill Stock Options in accordance with Section 8(d) of the Merger Agreement.

               (b) All holders of outstanding Towne Stock Options who are employees of either Towne Financial or Blue Ash Building & Loan Association on the Effective Date shall have been exercised, or terminated prior to the Effective Date, or shall have entered into agreements with Oak Hill Financial substantially in the form attached hereto as EXHIBIT B, providing for the conversion on the Effective Date of all Towne Stock Options held by them to Oak Hill Stock Options in accordance with Section 8(d) of the Merger Agreement.

               (c) Towne shall have certified to Oak Hill Financial as of the Effective Date that the actions described in paragraph (a) and (b) of this
Section 8.13 have been taken.

          8.14 Employment Agreements. All outstanding employment agreements between Towne Financial and an employee or between Blue Ash and an employee (other than the employment contract between William S. Siders and Towne Financial), shall have been terminated or converted to employment agreements acceptable to Oak Hill Financial and each employee shall have agreed in writing that no termination fee is due a result of such termination or conversion.

          8.15 Price of Oak Hill Financial Common. The Average Closing Price of Oak Hill Financial Common shall be equal to, or greater than, 80% of the Starting Price.

          8.16 Pending or Threatened Litigation. There is no action, suit, proceeding, or claim by any shareholder or former shareholder of Towne Financial, pending or threatened, against (i) Oak Hill Financial, Towne Financial or Blue Ash, (ii) the assets, business, or goodwill of Oak Hill Financial, Towne Financial or Blue Ash, or (iii) any director, officer, or Principal Shareholder of Oak Hill Financial or Towne Financial, which is arising from or is related to the consummation of the merger of Towne Financial and Oak Hill Financial which is contemplated by this Agreement; provided however, that this condition precedent to the obligation of Oak Hill Financial to close the Merger shall be satisfied if coverage for any such claim shall have acknowledged by an insurance carrier in a writing acceptable to Oak Hill Financial.

SECTION 9.     CLOSING DATE
               ------------

          Unless the parties otherwise agree, the closing of the transactions contemplated by this Agreement and the Merger Agreement ("Closing Date") shall be held at 11:00 a.m. at the offices of Porter, Wright, Morris & Arthur in Cincinnati, Ohio, on the last business day of the month in which the conditions specified in Sections 6.01 and 6.02 hereof have been satisfied.

SECTION 10.    AMENDMENT
               ---------

          At any time prior to the Closing Date, the parties, subject to paragraph 14 of the Merger Agreement, may modify, amend, or supplement this Agreement by mutual agreement authorized by their respective boards of directors and evidenced by an instrument in writing executed and delivered by the parties hereto, whether before or after the shareholders of Towne Financial has adopted this Agreement.

SECTION 11.    TERMINATION
               -----------

          11.01 Termination. This Agreement and the Merger Agreement shall terminate on December 31, 1999, unless a later date is agreed upon in writing by the parties, and may be terminated and the Merger may be abandoned at any time prior to the Effective Time as follows:

               (a) by the mutual consent, evidenced in writing, of the boards of directors of Oak Hill Financial and Towne Financial;

               (b) by the board of directors of Oak Hill Financial, by giving written notice thereof to Towne Financial, which notice shall specify in reasonable detail the grounds therefor: (i) if any condition precedent to performance by Oak Hill Financial and Oak Hill Banks has not been satisfied or waived; (ii) if Towne Financial has not fully performed its obligations and agreements hereunder and under the Merger Agreement; or (iii) if any of the representations of Towne Financial set forth herein are untrue or incorrect in any material respect; or

               (c) by the board of directors of Towne Financial, by giving written notice thereof to Oak Hill Financial, which notice shall specify in reasonable detail the grounds therefor: (i) if any condition precedent to performance by Towne Financial has not been satisfied or waived; (ii) if Oak Hill Financial and Oak Hill Banks have not fully performed their obligations and agreements hereunder and under the Merger Agreement; or (iii) if any of the representations of Oak Hill Financial set forth herein are untrue or incorrect in any material respect.

          11.02 Survival of Certain Provisions upon Termination. Upon a termination of this Agreement as provided herein, this Agreement and the Merger Agreement shall become void and there shall be no further obligation or liability on the part of any party hereto or their respective shareholders, directors, or officers, except pursuant to Sections 4.09, 5.07, 11.03, and 12 hereof, which shall survive a termination of this Agreement in accordance with the express terms of such Sections.

          11.03 Termination Fee. During the term of this Agreement, if (i) an Unsolicited Acquisition Proposal is submitted to and approved by the shareholders of Towne Financial at any time prior to the Effective Time, or (ii) an Unsolicited Acquisition Proposal is received by Towne Financial or is made directly to the shareholders of Towne Financial at any time prior to the holding of the meeting of the shareholders of Towne Financial to be called pursuant to
Section 4.02 hereof, and the board of directors of Towne Financial fails to recommend to the shareholders of Towne Financial approval of the Merger Agreement or this Agreement, withdraws such recommendation previously made to the shareholders of Towne Financial, or fails to solicit proxies of shareholders of Towne Financial to approve the Merger, and the Merger Agreement and this Agreement are subsequently rejected by the shareholders of Towne Financial at such meeting, then, in either such event, Towne Financial shall pay to Oak Hill Financial, within five business days after a termination of the Merger Agreement and this Agreement following such an event, a cancellation fee in the amount of $500,000, as liquidated damages, and not as a penalty, and, upon the payment in full thereof, Towne Financial shall have no further liability under this Agreement or the Merger Agreement. The obligations of Towne Financial under this
Section 11.03 shall survive a termination of this Agreement, provided that, at the time of such termination, (1) an event described in Section 7.04 hereof has not occurred, and (2) Towne Financial does not have the right to terminate this Agreement by virtue of a material breach of this Agreement or the Merger Agreement by Oak Hill Financial or Oak Hill Banks.

SECTION 12.    EXPENSES
               --------

          Except as otherwise expressly provided herein, all expenses incurred by or on behalf of the parties hereto in connection with the authorization, preparation, execution, and consummation of this Agreement and the Merger Agreement, including, without limitation, all fees and expenses of agents, representatives, printers, and counsel employed by the parties hereto, and taxes, if any, shall be borne solely by the party which has or shall have incurred the same. The covenants of the parties contained in this Section 12 shall survive a termination of this Agreement for any reason.

SECTION 13.    NOTICES
               -------

          All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, or by private mail or messenger service addressed as indicated below, or at such other address as such party may designate in writing to the other parties, or sent by facsimile and confirmed by first-class, certified mail, postage prepaid, addressed as indicated below, or at such other address as such party may designate in writing to the other parties:

               (a)  If to Towne Financial, to:

                    William S. Siders
                    Executive Vice President
                    4811 Cooper Road
                    Blue Ash, Ohio  45242

with a copy to:
                    Richard J. Valleau, Esq.
                    Cors & Bassett
                    537 East Pete Rose Way
                    Suite 400
                    Cincinnati, Ohio 45202-3502

               (b)  If to Oak Hill Financial or Oak Hill Banks, to:

                    John D. Kidd
                    President
                    Oak Hill Financial, Inc.
                    14621 State Route 93
                    Jackson, Ohio  45640

with a copy to:

                    H. Grant Stephenson, Esq.
                    Porter, Wright, Morris & Arthur
                    41 South High Street
                    Columbus, Ohio  43215

SECTION 14.    GENERAL PROVISIONS
               ------------------

          14.01 Entire Agreement. This Agreement, together with the Merger Agreement and the documents referred to or incorporated herein or therein, reflect the entire agreement among the parties with respect to the subject matter thereof and supersede all prior agreements and understandings, oral or written, among the parties with respect to such subject matter, and no party shall be liable or bound to any other party in any manner by any representations, warranties, or covenants except as specifically set forth herein or therein.

          14.02 Waiver. At any time on or prior to the Effective Date, any party hereto may (i) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement and the Merger Agreement or in any document delivered pursuant hereto or thereto, or (ii) waive compliance by the other parties with any of the conditions, covenants, and agreements contained in this Agreement or the Merger Agreement.

          14.03 Assignment. Neither this Agreement nor any rights, interests, or obligations hereunder shall be assigned or transferred by operation of law or otherwise by any of the parties hereto without the prior written consent of the other party.

          14.04 Benefit. Except as specifically provided herein, nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than the parties hereto and their successors in interest any rights or remedies under or by reason of this Agreement.

          14.05 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original for all purposes, but such counterparts taken together shall constitute one and the same instrument.

          14.06 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Ohio without regard to its conflicts of laws principles.

          14.07 Incorporation by Reference. The Merger Agreement, the Disclosure Memoranda, and all Exhibits attached hereto are hereby incorporated by reference herein.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


OAK HILL FINANCIAL, INC.

By:    /s/ John D. Kidd
   ------------------------------------
John D. Kidd, President


TOWNE FINANCIAL CORPORATION

By:    /s/ Neil S. Strawser
   ------------------------------------
Neil S. Strawser, Chairman of the Board

                       EXHIBIT A TO SUPPLEMENTAL AGREEMENT

                              SHAREHOLDER AGREEMENT
                              ---------------------


        The undersigned (the "Shareholder"), who is a shareholder of Towne Financial Corporation, an Ohio corporation ("Towne Financial"), has executed this Shareholder Agreement to be effective as of the date set forth next to such Shareholder's signature below.

                                    RECITALS
                                    --------

        A. The Shareholder owns or has the power to vote, either exclusive or shared, ____________ shares of the common stock, $1.00 par value, of Towne Financial (together with all shares of such stock which the Shareholder subsequently acquires or obtains the power to vote, the "Shares").

        B. Towne Financial has entered into (i) a certain Agreement and Plan of Merger with Oak Hill Financial, Inc., an Ohio corporation ("Oak Hill Financial"), dated March 11, 1999 (the "Merger Agreement"), and (ii) a certain Supplemental Agreement with Oak Hill Financial), also dated March 11, 1999 (the "Supplemental Agreement"), pursuant to which Towne Financial is to be merged into Oak Hill Financial (the "Merger").

        C. Under the terms of the Merger Agreement, Towne Financial has agreed to call a meeting of its shareholders for the purpose of voting upon the approval of the Merger (together with any adjournments thereof, the "Shareholders' Meeting").

        D. It is a condition to the obligations of Oak Hill Financial under the Merger Agreement and the Supplemental Agreement that certain shareholders of Towne Financial, including the Shareholder, shall have agreed to vote their shares of Towne Financial stock in favor of the Merger.

                                    AGREEMENT
                                    ---------

        Accordingly, the parties hereto hereby agree as follows:

        1. AGREEMENT TO VOTE. The Shareholder agrees to vote the Shares as follows:

               (a) in favor of the adoption of the Merger Agreement and the Supplemental Agreement and the approval of the Merger at the Shareholders' Meeting;

               (b) against the approval of any proposal relating to a competing merger or business combination involving an acquisition of Towne Financial or the purchase of all or a substantial portion of the assets of Towne Financial by any person or entity other than Oak Hill Financial; and

               (c) against any other transaction which is inconsistent with the obligation of Towne Financial to consummate the Merger in accordance with the Merger Agreement and the Supplemental Agreement.

        2. LIMITATION ON VOTING POWER. It is expressly understood and acknowledged that nothing contained herein is intended to restrict the Shareholder from voting on any matter, or otherwise from acting, in the Shareholder's capacity as a director or officer of Towne Financial with respect to any matter, including but not limited to, the management or operation of Towne Financial.

        3. TERMINATION. This Agreement shall terminate on the earlier of (a) the first anniversary of this Agreement, (b) the date on which the Merger Agreement and Supplemental Agreement are terminated in accordance with Section 11 of the Supplemental Agreement, (c) the date on which the Merger is consummated, or (d) the death of the Shareholder.

        4. REPRESENTATIONS, WARRANTIES, AND ADDITIONAL COVENANTS OF THE SHAREHOLDER. The Shareholder hereby represents and warrants to Oak Hill Financial that the Shareholder has the capacity and all necessary power and authority to vote the Shares and that this Agreement constitutes a legal, valid, and binding obligation of the Shareholder, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, or similar laws affecting enforcement of creditors rights generally. The Shareholder further agrees that, during the term of this Agreement, the Shareholder will not sell or otherwise voluntarily dispose of any of the Shares which are owned by the Shareholder or take any other voluntary action which would have the effect of removing the Shareholder's power to vote the Shares or which would be inconsistent with this Agreement.

        5. SPECIFIC PERFORMANCE. The undersigned hereby acknowledges that damages would be an inadequate remedy for any breach of the provisions of this Agreement and agrees that the obligations of the Shareholder hereunder shall be specifically enforceable and that Oak Hill Financial shall be entitled to injunctive or other equitable relief upon such a breach by the Shareholder. The Shareholder further agrees to waive any bond in connection with the obtaining of any such injunctive or equitable relief. This provision is without prejudice to any other rights that Oak Hill Financial may have against the Shareholder for any failure to perform his obligations under this Agreement.

        6. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of Ohio, without regard to its conflicts of laws principles.

        IN WITNESS WHEREOF, the undersigned has executed this Shareholder Agreement as of the day and year first above written.


                                         SHAREHOLDER:
                                         ------------

Date:
      --------------------------         ---------------------------------------
                                                        Signature


                                         ---------------------------------------
                                                        Print Name


                                 ACKNOWLEDGMENT
                                 --------------

STATE OF OHIO
COUNTY OF
          --------------

        The foregoing instrument was acknowledged before me this ____ day of _________________, 1999, by ________________.


                                                 Notary Public

                                 My Commission expires: _______________________.

                       EXHIBIT B TO SUPPLEMENTAL AGREEMENT


                        STOCK OPTION CONVERSION AGREEMENT
                        ---------------------------------


        This Agreement is entered into this day of __________, 1999, by and among (the "Optionholder"), OAK HILL FINANCIAL, INC., an Ohio corporation ("Oak Hill Financial"), and TOWNE FINANCIAL CORPORATION, an Ohio corporation ("Towne Financial").

                                    RECITALS
                                    --------

        A. Oak Hill Financial is a registered bank holding company.

        B. Oak Hill Financial and Towne Financial have entered into a certain Agreement and Plan of Merger, dated March 11, 1999 (the "Merger Agreement"), and Oak Hill Financial and Towne Financial have entered into a certain Supplemental Agreement, also dated March 11, 1999 (the "Supplemental Agreement"), pursuant to which Towne Financial is to be merged into Oak Hill Financial (the "Merger"). Upon the consummation of the Merger, Oak Hill Financial will be the successor by merger to Towne Financial. (All capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement or the Supplemental Agreement.)

        C. The Optionholder is currently a director, officer, employee or former employee of Towne Financial or Blue Ash Building & Loan Association.

        D. The Optionholder is also currently the holder of a Towne Stock Option (the "Towne Option") to purchase certain shares of Towne Common, pursuant to the either the Towne 1992 Stock Option Plan or the Towne 1997 Stock Option Plan and a certain Stock Option Agreement executed by the Optionholder and Towne Financial pursuant to such plan (the "Towne Stock Option Agreement"). The total number of shares subject to the Towne Option as of the date of this Agreement, the exercise price for the shares which may be purchased under such option (the "Towne Exercise Price"), the dates on or after which such option is exercisable, and the number of shares as to which such option is exercisable after each particular exercise date are set forth on Exhibit A which is attached hereto and incorporated by reference herein.

        E. The Towne Stock Option Agreement provides that it shall be binding upon the successors of Towne Financial.

        F. Oak Hill Financial has previously established and adopted the Oak Hill 1995 Stock Option Plan, a copy of which is attached as Exhibit B hereto and incorporated by reference herein. The terms and conditions contained in the Oak Hill 1995 Stock Option Plan relating to (among other things) the exercise of options granted under that plan are different from those contained in either of the Towne Stock Option Plans.

        G. Pursuant to the terms of the Merger Agreement, upon the consummation of the Merger, all shares of Towne Common are to be converted into shares of Oak Hill Financial Common and all options granted under the Towne Stock Option Plans are to be converted into options to purchase Oak Hill Financial Common subject to the terms of the Oak Hill 1995 Stock Option Plan.

                                    AGREEMENT
                                    ---------

        In consideration of the foregoing and of the mutual promises contained herein, the parties agree as follows:

        1. Upon the consummation of the Merger, and effective as of the Effective Time, the Towne Option shall be converted into a Oak Hill Stock Option subject to all of the terms and conditions of the Oak Hill 1995 Stock Option Plan (the "Oak Hill Option"), and all further rights of the Optionholder and obligations of Towne Financial under the Towne Stock Option Plan and the Towne Stock Option Agreement shall be extinguished.

               (a) The number of shares of Oak Hill Financial Common to be subject to the Oak Hill Option shall be equal to the number of shares of Towne Common subject to the Towne Option as of the Effective Time multiplied by the Conversion Ratio, rounded off to the nearest whole number of shares of Oak Hill Financial Common.

               (b) The exercise price to be payable upon an exercise of the Oak Hill Option shall be equal to the Towne Exercise Price divided by the Conversion Ratio.

               (c) The dates after which the Towne Financial Option shall be exercisable shall be the same as those provided under the Towne Option; and the number of shares of Oak Hill Financial Common as to which the Oak Hill Option shall be exercisable after each particular exercise date shall be in the same ratio to the total number of shares subject to the Oak Hill Option as the number of shares of Towne Common exercisable after the such exercise date is to the total number of shares of Towne Common subject to the Towne Option, rounded to the nearest whole number of shares of Oak Hill Financial Common.

               (d) The Oak Hill Option shall be evidenced by and subject to the terms of a Stock Option Agreement to be executed by the Optionholder pursuant to the terms of the Oak Hill 1995 Stock Option Plan at or after the Effective Time, which shall be effective as of the Effective Time.

               (e) The Optionholder acknowledges and agrees that, for the purposes of Section 424 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, he or she will not receive any "additional benefits" (as that term is defined in said Section 424 and the regulations promulgated thereunder) as a result of the conversion of the Towne Option into the Oak Hill Option hereunder, and hereby disclaims and agrees to return any such additional benefits that he or she may receive.

        2. Towne Financial shall notify Oak Hill Financial promptly if the Optionholder's employment with Towne Financial or Blue Ash Building & Loan Association is terminated at any time prior to the Effective Time, and shall furnish to Oak Hill Financial at the Effective Time a certificate, signed by an officer of Towne Financial, stating (if it is true) that the Optionholder is an employee of Towne Financial or Blue Ash Building & Loan Association as of that date and listing the number of shares of Towne Common subject to the Towne Option as of that date. Any notice given pursuant to this Section shall be given in accordance with the provisions of Section 13 of the Supplemental Agreement.

        3. This Agreement shall terminate automatically upon a termination of the Merger Agreement at any time prior to the consummation of the Merger, whereupon this Agreement shall become null and void and no party shall have any further rights or obligations hereunder.

        4. The rights of the Optionholder under this Agreement may not be transferred or assigned to any person other than the Optionholder, except by will or the laws of descent and distribution.

        5. This Agreement shall be construed and enforced in accordance with the laws of the State of Ohio without regard to its conflict of laws principles.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


THE OPTIONHOLDER:                               OAK HILL FINANCIAL, INC.
-----------------

                                                By:
------------------------------------------         -----------------------------
                Signature
                                                Name:
                                                     ---------------------------
------------------------------------------
         Name (please type or print)            Title:
                                                      --------------------------


TOWNE FINANCIAL CORPORATION

By:
   -----------------------------

Name:
     ---------------------------

Title:
      --------------------------

                                   APPENDIX B

                          OPINION OF RP FINANCIAL, LC.

                                                  [RP Financial, LC. Letterhead]
                                                                 August 10, 1999


Board of Directors
Towne Financial Corporation
4811 Cooper Road
Cincinnati, Ohio  45242


Members of the Board:

        You have requested RP Financial, LC. ("RP Financial") to provide you with its opinion as to the fairness from a financial point of view to the shareholders of Towne Financial Corporation, Cincinnati, Ohio ("Towne Financial") a corporation that is chartered under the law of Ohio, of the Agreement and Plan of Merger (the "Merger Agreement"), dated March 11, 1999, and the Supplemental Agreement (the "Supplemental Agreement") dated March 11, 1999 (collectively, the "Agreement"), between Oak Hill Financial, a corporation that is chartered under the law of Ohio ("Oak Hill Financial") and Towne Financial. The Agreement is incorporated herein by reference. Unless otherwise defined, all capitalized terms incorporated herein have the meanings ascribed to them in the Agreement.


Summary Description of Consideration
------------------------------------


        All shares of the common stock of Oak Hill Financial, without par value ("Oak Hill Financial Common") that are issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of Oak Hill Financial Common at and after the Effective Time. At the Effective Time, the shares of Towne Financial Common issued and outstanding immediately prior to the Effective Time (exclusive of Treasury shares, if any, which shall be cancelled, and any shares as to which statutory dissenters' rights are properly sought) shall be converted, by virtue of the Merger and without further action on the part of the holders thereof, into the right to receive shares of the Oak Hill Financial Common, as follows: (i) each outstanding share of Towne Financial Common shall be converted into the right to receive 4.125 shares of Oak Hill Financial Common (the "Exchange Ratio"), provided, that if the Average Closing Price is 21.71 or greater, then each outstanding share shall be converted into the right to receive such number of shares as is equal to the product of multiplying 4.125 by a fraction, the numerator of which is $21.71 and the denominator is the Average Closing Price, provided that, if prior to the Effective Time, Oak Hill Financial publicly announces that it has agreed to a transaction in which Oak Hill Financial will be acquired by another company, the Exchange Ratio shall be 4.125; (ii) if the Average Closing Price is $16.05 or lower, Towne Financial shall have no obligation to consummate the Merger provided, however, that this condition precedent to the obligation of Towne Financial to consummate the Merger shall be satisfied if, when the Average Closing Price of Oak Hill Financial Common shall be $16.05 or lower, Oak Hill Financial, in conjunction with the Closing, shall add to the number of shares of Oak Hill Financial Common into which Towne Financial Common shall be converted the number of shares required to make the total dollar value of all of the shares of Oak Hill Financial Common computed by multiplying the number of outstanding shares of Towne Financial times the Exchange Ratio times 85% of the Starting Price; and, (iii) no fractional shares of Oak Hill Financial Common shall be issued, and each holder of Towne Financial Common who would otherwise be entitled to receive a fractional part of a share of Oak Hill Financial Common shall instead be entitled to receive cash in an amount equal to the product resulting from multiplying such fraction by the Average Closing Price Per Share of Oak Hill Financial Common.



RP Financial Background and Experience
--------------------------------------

        RP Financial, as part of its financial institution valuation and consulting practice, is regularly engaged in the valuation of financial institution securities in connection with mergers and acquisitions of commercial banks and thrift institutions, initial and secondary stock offerings, mutual-to-stock conversions of thrift institutions, and business valuations for other corporate purposes for financial institutions. As specialists in the securities of financial institutions, RP Financial has experience in, and knowledge of, the Ohio and the Mid-West U.S. markets for bank securities and financial institutions operating in Ohio.


Materials Reviewed
------------------

        In rendering this fairness opinion, RP Financial reviewed the following material: (1) the Agreement; (2)the Prospectus/Proxy Statement and related Appendixes included in the Form S-4 Registration Statement; (3) financial and other information for Towne Financial, all with regard to balance sheet and off-balance sheet composition, profitability, interest rates, volumes, maturities, trends, credit risk, interest rate risk, liquidity risk and operations including: (a) audited financial statements for the fiscal years ended June 30, 1995 through 1998, (b) Form 10-KSB as of June 30, 1998, Form 10-QSB as of March 31, 1999, and internal unaudited financial reports for the fiscal year ended June 30, 1999, (c) shareholder, regulatory and internal financial and other reports through March 31, 1999, (d) the most recent proxy statements for Towne Financial, (e) internal budgets, financial projections and business plan forecasts prepared by management, and (f) Towne Financial's management comments regarding past and current business, operations, financial condition, and future prospects; and (4) financial and other information for Oak Hill Financial including: (a) audited financial statements for the fiscal years ended December 31, 1995 through 1998, incorporated in Annual Reports to shareholders and Form 10-Ks; (b) Form 10-Q as of March 31, 1999 and unaudited interim results through June 30, 1999 as released in press release format; (c) regulatory and internal financial and other reports through March 31, 1999, (d) internal budgets and financial projections prepared by management of Oak Hill Financial, and, (e) Oak Hill Financial's management comments regarding past and current business, operations, financial condition, and future prospects.

        In addition, RP Financial reviewed financial, operational, market area and stock price and trading characteristics for Oak Hill Financial and Towne Financial relative to publicly-traded banks and bank holding companies ("BHCs") and savings institutions, respectively, with comparable resources, financial condition, earnings, operations and markets. RP Financial also considered the economic and demographic characteristics in the local market area, and the potential impact of the regulatory, legislative and economic environments on operations for Towne Financial and Oak Hill Financial and the public perception of the thrift and banking industries. RP Financial also considered: (a) a transaction summary of the financial terms of the Merger, including the aggregate consideration represented by the Exchange Ratio relative to fully diluted book value, fully diluted earnings, fully diluted assets, and deposit liabilities of Towne Financial; (b) the financial terms, financial condition, operating performance, and market area of other recently completed mergers and acquisitions of comparable financial institution entities, including evaluating Mid-West U.S. transactions both generally and specifically and U.S. transactions nationwide where the selling institution's financial condition and operations were comparable to those of Towne Financial; (c) discounted cash flow analyses for Towne Financial on a stand-alone basis, incorporating the current business plan should Towne Financial determine to remain and operate as an independent institution and future prospects of operating as an independent institution; and
(d) the pro forma impact of the Merger to the holders of Towne Financial Common (incorporating the Exchange Ratio, transaction adjustments, and potential earnings improvements resulting from consolidation), including the resulting impact to the market value per share, tangible book value per share, earnings per share, and dividends per share of Towne Financial Common. RP Financial also considered the more attractive liquidity characteristics of Oak Hill Financial Common relative to Towne Financial Common, the enhanced competitive position of Oak Hill Financial resulting from the Merger, the greater return on equity of the Oak Hill Financial Common relative to Towne Financial Common, and the opportunities for Oak Hill Financial to increase earnings in the future. The results of these analyses and the other factors considered were evaluated as a whole, with the aggregate results indicating a range of financial parameters utilized to assess the Exchange Ratio as described in the Agreement.

        In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning Towne Financial and Oak Hill Financial furnished by the respective institutions to RP Financial for review, as well as publicly-available information regarding other financial institutions and economic and demographic data. Neither Towne Financial nor Oak Hill Financial restricted RP Financial as to the material it was permitted to review. RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities and potential and/or contingent assets of liabilities of Towne Financial or Oak Hill Financial. The financial forecasts and budgets reviewed by RP Financial were prepared by the managements of Towne Financial and Oak Hill Financial. Neither Towne Financial nor Oak Hill Financial publicly discloses internal management forecasts or budgets of the type provided to RP Financial in connection with the review of the Merger, and such financial forecasts were not prepared with a view towards public disclosure. The financial forecasts and budgets were based upon numerous variables and assumptions which are inherently uncertain, including without limitation factors related to general economic and competitive conditions, as well as trends in asset quality. Accordingly, actual results could vary significantly from those set forth in such financial forecasts.

        RP Financial expresses no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger as set forth in the Agreement to be consummated. In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed Merger, no restriction will be imposed on Oak Hill Financial that would have a material adverse effect on the ability of the Merger to be consummated as set forth in the Agreement.


Opinion
-------

        It is understood that this letter is directed to the Board of Directors of Towne Financial in its consideration of the Agreement, and does not constitute a recommendation to any shareholder of Towne Financial as to any action that such shareholder should take in connection with the Agreement, or otherwise.

        It is understood that this opinion is based on market conditions and other circumstances existing on the date hereof.

        It is understood that this opinion may be included in its entirety in any communication by Towne Financial or its Board of Directors to the stockholders of Towne Financial. It is also understood that this opinion may be included in its entirety in any regulatory filing by Oak Hill Financial or Towne Financial, and that RP Financial consents to the summary of the opinion in the proxy materials of Towne Financial, and any amendments thereto. Except as described above, this opinion may not be summarized, excerpted from or otherwise publicly referred to without RP Financial's prior written consent.

        Based upon and subject to the foregoing, and other such matters considered relevant, it is RP Financial's opinion that, as of the date hereof, the Exchange Ratio, as described in the Agreement, is fair to such shareholders from a financial point of view.


                                                 Respectfully submitted,

                                                 /s/ RP FINANCIAL, LC.

                                   APPENDIX C


                         OPINION OF TRIDENT SECURITIES

                        [Trident Securities Letterhead]

                                August 10, 1999


Board of Directors
Oak Hill Financial, Inc.
14621 State Route 93
Jackson, Ohio 45640

Members of the Board:

      You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of common stock (the "Oak Hill Common Stock") of Oak Hill Financial, Inc. ("Oak Hill") of the consideration to be paid by Oak Hill in the proposed acquisition (the "Acquisition") of Towne Financial Corporation, Ohio ("Towne") by Oak Hill, pursuant to the Agreement and Plan of Merger (the "Agreement") dated March 11, 1999. Unless otherwise noted, all terms used herein shall have the same meaning as defined in the Agreement.


      As more specifically set forth in the Agreement, and subject to a number of conditions and procedures described in the Agreement, each of the issued and outstanding shares of Towne Common Stock shall be converted into the right to receive 4.125 shares (the "Exchange Ratio") of Oak Hill Common Stock. In the event that the Average Closing Price is greater than 115% of the Starting Price, the Exchange Ratio will be adjusted such that the consideration to be received by each shareholder of Towne Common Stock shall be equal to 115% of the Starting Price. If the Average Closing Price is less than 85% of the Starting Price, the total shares issued may be increased at Oak Hill's discretion such that the per share consideration to be received for each share of Towne Common Stock shall be equal to but not greater than 85% of the Starting Price times the initial Exchange Ratio.


      Trident Securities, a Division of McDonald Investments, Inc. ("Trident") is a financial consulting and investment banking firm experienced in the valuation of business enterprises with considerable experience in the valuation of thrift institutions. In the past, Trident and its affiliates have provided financial advisory services for Oak Hill and have received fees for the rendering of these services. Trident is not affiliated with Oak Hill or Towne.


      In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following (i) the Agreement; (ii) certain publicly available information concerning Oak Hill, including the audited financial statements of Oak Hill for each of the years in the three year period ended December 31, 1998 and unaudited financial statements for the three months ended March 31, 1999; (iii) certain publicly available information concerning Towne, including the audited financial statements of Towne for each of the years in the three year period ended June 30, 1998 and unaudited financial statements for the nine months ended March 31, 1999; (iv) certain other internal information, primarily financial in nature, concerning the business and operations of Oak Hill and Towne furnished to us by Oak Hill and Towne for purposes of our analysis; (v) certain publicly available information with respect to other companies that we believe to be comparable to Towne; and (vi) certain publicly available information concerning the nature and terms of other transactions that we consider relevant. We have also spoken with certain officers and employees of Oak Hill, to discuss the foregoing as well as other matters we believe relevant to our inquiry.


      In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and have not attempted independently to verify any such information. We also performed a review of the loan portfolio, and assessed the adequacy of Towne's loan loss reserves. We have not conducted a physical inspection of Towne's properties or facilities, nor have we made or obtained any independent evaluations or appraisals of any of such properties or facilities.

      In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial condition and results of operations of Oak Hill and Towne, including interest income, interest expense, net interest income, net interest margin, interest sensitivity, non-interest income and expense, earnings, dividends, book value, return on assets, return on equity, capitalization, the amount and type of non-performing assets and the reserve for loan losses; (ii) the business prospects of Oak Hill and Towne; (iii) the economy of Oak Hill's and Towne's market areas, and (iv) the nature and terms of certain other acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market, financial and regulatory conditions and trends, as well as our knowledge of the financial services industry, our experience in connection with similar transactions, and our knowledge of securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be paid by Oak Hill in the Acquisition and does not address Oak Hill's underlying business decision to effect the Acquisition.

      Based upon and subject to the foregoing, we are of the opinion that the consideration to be paid by Oak Hill in the Acquisition is fair, as of the date hereof, from a financial point of view, to the shareholders of Oak Hill.

      This opinion is being delivered to the Board of Directors of Oak Hill for its use and is not to be reproduced, disseminated or delivered to any third party without the express written consent of Trident, except as required by law.


Very truly yours,

/s/ TRIDENT SECURITIES

                                   APPENDIX D

                        OHIO REVISED CODE SECTION 1701.85

1701.85 QUALIFICATIONS OF AND PROCEDURES FOR DISSENTING SHAREHOLDERS

        (A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

        (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

        (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

        (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

        (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

        (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

        (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

        (D)(1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

        (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

        (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

        (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

        (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

        (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

        (E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                                                                      Appendix E

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-K
                              ---------------------
    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
             ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                         Commission File Number 0-26876

                            OAK HILL FINANCIAL, INC.
             (Exact name of registrant as specified in its charter)
--------------------------------------------------------------------------------

                  OHIO                                           31-1010517
    (State or other jurisdiction of                           (I.R.S. Employer
     incorporation or organization)                          Identification No.)

          14621 STATE ROUTE 93
             JACKSON, OHIO                                          45640
(Address of principal executive offices)                         (Zip Code)

       Registrant's telephone number, including area code: (740) 286-3283

                               -------------------
           SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                      None
           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                         Common stock, without par value

          Check whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the
past 90 days. Yes  X   No
                  ---     ---

          Check if disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

          The aggregate market value of the voting stock held by non-affiliates of the Registrant computed by reference to the sales price of the last trade of such stock was $46,811,678.50 on March 16, 1999.

          There were 4,367,765 shares of Registrant's Common Stock outstanding on March 16, 1999.

                       DOCUMENTS INCORPORATED BY REFERENCE

          Portions of the Registrant's Annual Report to Stockholders for the year ended December 31, 1998 are incorporated by reference into Part II and Part IV.

          Portions of the proxy statement dated April 2, 1999 for the Annual Meeting of Stockholders to be held April 27, 1999 are incorporated by reference into Part III.

                                                TABLE OF CONTENTS
                                                                                                            Page
                                                                                                            ----
                                                        PART I

Item 1.   Business                                                                                            3

Item 2.   Properties                                                                                         17

Item 3.   Legal Proceedings                                                                                  18

Item 4.   Submission of Matters to a Vote of Security Holders                                                18

                                                        PART II

Item 5.    Market for Registrant's Common Equity and Related Stockholder Matters                             18

Item 6.   Selected Financial Data                                                                            20

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations              22

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk                                         30

Item 8.   Financial Statements and Supplementary Data                                                        30

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure               30

                                                       PART III

Item 10.  Directors and Executive Officers of the Registrant                                                 30

Item 11.  Executive Compensation                                                                             30

Item 12.  Security Ownership of Certain Beneficial Owners and Management                                     31

Item 13.  Certain Relationships and Related Transactions                                                     31

                                                        PART IV

Item 14.  Exhibits, Financial Statement Schedules and Reports on Form 8-K                                    31

Signatures

                                     PART I

ITEM 1.   BUSINESS.

Oak Hill Financial, Inc.
------------------------

          Oak Hill Financial, Inc., an Ohio corporation (the "Company"), is a bank holding company that engages indirectly in the business of commercial banking, and other permissible activities closely related to banking and consumer finance lending, through two wholly owned subsidiaries, Oak Hill Banks (the "Bank") and Action Finance Company ("Action"). The Company provides management and similar services for the Bank and Action. Since it does not itself conduct any operating businesses, the Company must depend largely upon its subsidiaries for funds with which to pay the expenses of its operation and, to the extent applicable, any dividends on its outstanding shares of stock. For further information see Note A of the Notes to Consolidated Financial Statements appearing in the Company's Annual Report to Stockholders, which is incorporated by reference in response to this item.

          The Company was formed in 1981 for the purpose of becoming the parent holding company of the Bank. The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. As such, the Company is subject to strict regulation regarding the acquisition of additional financial institutions and the conduct, through subsidiaries, of non -banking activities (see "Regulation").

          The Company faces strong competition from both banking and non-banking institutions. Its banking competitors include local and regional banks and bank holding companies, as well as some of the largest banking organizations in the United States. In addition, other types of financial institutions, such as savings and loan associations and credit unions, also offer a wide range of loan and deposit services that are directly competitive with those offered by the Bank. The consumer is also served by brokerage firms and mutual funds that provide checking services, credit cards, and other services similar to those offered by the Bank. Major stores compete for loans by offering credit cards and retail installment contracts. It is anticipated that competition from non-bank and non-savings and loan organizations will continue to grow.

          The range of banking services provided by the Company's subsidiary to their customers includes commercial lending, real estate lending, consumer credit, credit card, and other personal loan financing. The Bank operates under the direction of a board of directors and officers that is separate from the Company.

          The Company acquired Unity Savings Bank, a savings bank chartered under the law of Ohio and headquartered in McArthur, Ohio, ("Unity"), on October 2, 1997. The total consideration paid by the Company for all the outstanding common stock of Unity was approximately $12.7 million based upon the issuance of 804,612 shares of the Company common stock. The acquisition of Unity by the Company was completed through the merger of Unity with and into the Bank with the Bank being the surviving corporation. The acquisition of Unity was accounted for as a pooling of interests.

          In 1998, the Company formed a consumer finance company, Action Finance Company. It operates two offices in Jackson County and at year end, had $1.93 million in assets, with net outstanding loans of $1.64 million.

          On March 11, 1999, the Company and Towne Financial Corp., a corporation chartered under the laws of Ohio, entered into an Agreement and Plan of Merger, pursuant to which Towne will be merged with and into the Company. The Company will exchange 4.125 shares for each share of Towne stock. Towne has 222,100 shares of common stock outstanding. Based one the average of the Company's closing bid and asked price of $19.22, the transaction would valued at approximately $17.6 million. The merger will be accounted for as a pooling of interest, and is subject to shareholder approval, regulatory approval and other customary conditions to closing. In connection with the transaction and the accounting requirements of a pooling of interest, the Company's share repurchase plan was indefinitely suspended.

Lending Activities
------------------

          GENERAL. The Company generally makes loans in the 9 counties in which its branches are located. The Company's principal lending activities are the origination of (i) conventional one- to four-family residential loans, and (ii) commercial loans, most of which are secured by real estate located in the Company's primary market area. These loan categories accounted for approximately 82% of the Company's loan portfolio at December 31, 1998. The Company also makes consumer loans, including installment loans and second mortgages, and offers credit cards.

          LOAN PORTFOLIO COMPOSITION AND ACTIVITY. The following table sets forth the composition of the Company's loan portfolio in dollar amounts and in percentages for each of the last three years, along with a reconciliation to loans receivable, net.

                                                                           AT DECEMBER 31,
                                ----------------------------------------------------------------------------------------------------
                                      1998                 1997                 1996                 1995                 1994
                                ----------------     ----------------     ----------------     ----------------     ----------------
                                AMOUNT   PERCENT     AMOUNT   PERCENT     AMOUNT   PERCENT     AMOUNT   PERCENT     AMOUNT   PERCENT
                                ------   -------     ------   -------     ------   -------     ------   -------     ------   -------
                                                                       (DOLLARS IN THOUSANDS)
Type of loan:

  1-4 family residential
    loans                      $125,301    36.8%    $115,647    40.5%    $100,433    42.3%    $ 84,784    42.4%    $ 69,993    39.3%

  Commercial and other loans    154,650    45.4      123,978    43.5       96,214    40.5       72,863    36.4       76,024    42.7

  Consumer loans                 63,653    18.7       48,008    16.8       42,845    18.0       43,968    21.9       33,426    18.8

  Credit cards                    1,405     0.4        1,360     0.5        1,111     0.5          958     0.5          788     0.4
                               --------   -----     --------   -----     --------   -----     --------   -----     --------   -----

Total loans                     345,009   101.3      288,993   101.3      240,603   101.3      202,573   101.2      180,231   101.2

LESS:

  Allowance for loan losses      (4,316)   (1.3)      (3,744)   (1.3)      (2,934)   (1.3)      (2,367)   (1.2)      (2,186)   (1.2)
                               --------   -----     --------   -----     --------   -----     --------   -----     --------   -----

TOTAL LOANS RECEIVABLE, NET    $340,693   100.0%    $285,249   100.0%    $237,669   100.0%    $200,206   100.0%    $178,045   100.0%
                               ========   =====     ========   =====     ========   =====     ========   =====     ========   =====

          The following is maturity information with respect to commercial loans at December 31, 1998.

                           AFTER ONE YEAR       AFTER FIVE YEARS
 LESS THAN ONE YEAR      THROUGH FIVE YEARS     THROUGH TEN YEARS       AFTER TEN YEARS
 ------------------      ------------------     -----------------      -----------------
           WEIGHTED               WEIGHTED               WEIGHTED               WEIGHTED
            AVERAGE                AVERAGE                AVERAGE                AVERAGE
   AMOUNT    YIELD        AMOUNT    YIELD        AMOUNT    YIELD        AMOUNT    YIELD         TOTAL
   ------    -----        ------    -----        ------    -----        ------    -----         -----
                                         (DOLLARS IN THOUSANDS)
  $29,022    9.16%       $39,206    8.67%       $25,162    8.85%       $61,260    8.67%        $154,650

          LOANS SECURED BY ONE- TO FOUR-FAMILY REAL ESTATE. A significant portion of the Company's lending activity is the origination of permanent conventional loans secured by one- to four-family residences located within the Company's primary market area. The Company typically makes adjustable rate mortgage loans and holds the loans in portfolio. More than 63% of the Company's portfolio of permanent conventional mortgage loans secured by one- to four-family residences are adjustable rate. The Company also underwrites fixed rate, residential mortgage loans, and may sell those loans in the secondary market to the FHLMC or on a servicing-released basis to another financial institution.

          The Company makes fixed rate loans on one- to four-family residences up to 95% of the value of the real estate and improvements (the "loan-to-value" or "LTV") substantially all of which are sold in the secondary market. Residential real estate loans are offered by the Company for terms of up to 30 years. The Company requires private mortgage insurance for the amount of such loans in excess of 80% of the value of the real estate securing such loans.

          The aggregate amount of the Company's one-to-four-family residential real estate loans equaled approximately $125.3 million at December 31, 1998 and represented 36.8 % of loans at such date. At such date, loans secured by residential real estate with outstanding balances of approximately $482,000, or
 .4%, of its total one- to four-family residential real estate loan balance, were more than 90 days delinquent or nonaccruing.

          COMMERCIAL LOANS. The Company is also active in commercial lending, primarily to smaller businesses in the Company's primary market area. These loans are typically secured by commercial real estate and priced in relation to the prime rate. Such loans generally have terms of up to 15 years and loan-to-value ratios of up to 75%. To a much lesser degree, the Company will also make unsecured commercial loans, which are also typically priced at spreads to prime and have maturities of up to one year.

          Loan officers review the financial statements, appraisals of the collateral, and other related documents before recommending funding of a commercial loan. The loan officer and the approving officer or committee then determines that there is sufficient income to cover this and other loan payments, that the collateral is of adequate liquidation value, that the applicant has a good payment history and is capable of performing the requirements of the loan. Other reviews and analysis are done as appropriate, depending upon the complexity of the credit request.

          Although a risk of nonpayment exists with respect to all loans, certain specific types of risks are associated with different types of loans. The primary risks associated with commercial loans are the quality of the borrower's management and the impact of national and regional economic factors. The Company mitigates these risks by maintaining a close working relationship with its borrowers, by obtaining cross-collateralization and personal guarantees of its loans, and by diversification within its loan portfolio.

          Due to the nature of the Company's customer base, real estate is frequently a material component of the collateral for its loans. The expected source of repayment of these loans is generally the operations of the borrower's business, but the real estate provides an additional measure of security. These risks, however, are generally mitigated by the fact that real estate is considered additional collateral on many of the Company's commercial loans and such properties are typically owner-occupied.

          Risks associated with real estate loans include fluctuating land values, changes in tax policies, and concentration of loans within the Company's market area. The Company mitigates these risks by generally providing loans to experienced commercial real estate owners and developers. The risk is further mitigated by the number of commercial real estate loans made to the user of the property.

          The aggregate amount of the Company's commercial loans without real estate as primary or secondary collateral equaled approximately $78.3 million at December 31, 1998, and represented 50.7% of such loans at that date. At such date, commercial loans that were more than 90 days delinquent or nonaccruing totaled approximately $773,000, or .5% of its commercial loan portfolio. The aggregate amount of the Company's commercial loans with real estate as primary or secondary collateral was approximately $76.3 million at December 31, 1998, and at such date, approximately $402,000 in outstanding balances, or .3% of such loans were delinquent or nonaccruing.

          CONSUMER LOANS. The Company offers several consumer loan products: installment loans, home equity loans and credit cards.

          The Company has a good relationship with several car dealerships in its market area, and as a result is able to do some financing of new and used cars through these relationships. The Company only finances cars up to six years old and requires a down payment of 10.0%. These loans generally have fixed rates and maturities of three to five years.

          To a lesser degree, the Company makes small unsecured loans to creditworthy individuals. These loans are typically between $2,000 and $5,000 at fixed rates with maturities of less than five years. The Company also offers a home equity loan product and, as a result of consumer demand, a credit card product to its customers. Both products are underwritten to the same standards as any of the Company's other consumer loan products.

          Loan officers underwrite installment loan and other consumer loan requests in such a manner to assure compliance with the various regulations and the Company's underwriting standards. Payment history on applicants is very important on these smaller loans, and is checked through in-house records as well as credit bureaus. Normally, collateral, such as an automobile, is taken as security and the value is checked through the N.A.D.A. book or another valuation service. Income must be adequate to cover all monthly payments including the proposed loan.

          At December 31, 1998, the Company had approximately $65.1 million in its consumer loan portfolio, which was 19.1% of the Company's total loans. Approximately $360,000 of consumer loans were over 90 days delinquent or nonaccruing on that date, which represented .6% of the consumer loan portfolio.

          LOAN SOLICITATION AND PROCESSING. Loan originations are developed from a number of sources, including continuing business with depositors, other borrowers and real estate developers, solicitations by the Company's lending staff and walk-in customers.

          Underwriting guidelines for all branches and loan types are set by senior management at the home office. Loan processing and underwriting, however, are decentralized. Loan applications are generally processed and underwritten at the branch level. Loan officers and branch managers review the applications, as well as credit bureau reports, appraisals, financial information, verifications of income, and other documentation concerning the credit-worthiness of the borrower, as applicable to each loan type.

          Commercial loans are underwritten at the branch level with oversight by area managers for each county. This decentralization of the loan underwriting process allows loan officers and branch managers to respond more quickly to applicants, and better serve its customers. The Company also benefits from this decentralization in that every branch manager is well trained to originate all types of loans, again allowing the branches to better serve their customers and cross-sell the Company's loan products.

          Branch managers have the authority to approve loans which meet the underwriting criteria set by management up to $120,000, and area managers have authority for amounts up to $300,000. Any loan over $300,000 must be submitted for approval by senior management.

          INCOME FROM LENDING ACTIVITIES. The Company earns interest and fee income from its lending activities. The Company earns income from fees for originating loans and for making commitments to originate loans and loan participations. Certain of these fees, net of origination costs, are deferred and amortized over the life of the respective loan. The Company also receives loan fees related to existing loans, which include late charges. Income from loan origination and commitment fees and discounts varies with the volume and type of loans and commitments made and with competitive and economic conditions. Note A-4 to the Consolidated Financial Statements contains a discussion of the manner in which fees and income are recognized for financial reporting purposes.

Nonperforming Loans
-------------------

          GENERAL. Late charges on residential mortgages are assessed by the Company if a payment is not received either by the 10th day following its due date or 15th day if the loan has been sold in the secondary market and is being serviced by the Company. Late charges on installment loans and commercial loans are assessed by the Company if a payment is not received by the 10th day following its due date. Any borrower whose payment was not received by this time is mailed a past due notice. If the loan is still delinquent after a second past due notice is mailed (generally around the 20th day of delinquency), a branch employee will attempt to contact the customer to resolve any problem that might exist.

          When an advanced stage of delinquency appears (generally around the 60th day of delinquency) and if repayment cannot be expected within a reasonable amount of time or a repayment agreement has not been entered into, the Bank will contact an attorney and request that the required 30-day prior notice of foreclosure or repossession proceedings be prepared and delivered to the borrower so that, if necessary, foreclosure proceedings may be initiated shortly after the loan is 90 days delinquent. This procedure has historically aided in achieving a low level of nonperforming loans and, as of December 31, 1998, only $1.6 million or .5% of the Bank's total loan portfolio was 90 days or more past due. As of December 31, 1998, the Company's level of nonperforming assets to total assets was .37%.

          If a credit card account becomes 10 days delinquent, a notice is sent to the account holder demanding that the payment be made so that the card is current. Another notice is sent to the cardholder if the account becomes 20 days delinquent. If payment is not received within 30 days, authorization requests are denied, a message appears on the cardholder's account statement and a follow-up telephone call is made. These telephone collection efforts and statement messages continue until the account is deemed uncollectible. Legal action is considered during this time. As of December 31, 1998, approximately $22,000 in outstanding balances, or 1.6% of credit card loans were nonperforming.

          On December 31, 1998, the Bank held no real estate and other repossessed collateral acquired as a result of foreclosure, voluntary deed, or other means. When the Bank has such real estate, it is classified as "other real estate owned" until it is sold. When property is so acquired, it is recorded at the lower of cost (the unpaid principal balance at the date of acquisition plus foreclosure and other related costs) or fair value less estimated selling expenses. Any subsequent write-down resulting therefrom is charged to expense. Generally, unless the property is a one- to four-family residential dwelling and well-collateralized, interest accrual ceases in 90 days but no later than the date of acquisition. All costs incurred from that date in maintaining the property are expensed. Other real estate owned is appraised during the foreclosure process prior to the time of acquisition, and losses are recognized for the amount by which the book value of the related mortgage loan exceeds the estimated net realizable value of the property.

          Not categorized as nonperforming loans are certain potential problem loans that management believes are adequately secured and for which no material loss is expected, but as to which certain circumstances may cause the borrowers to be unable to comply with the present loan repayment terms at some future date. At December 31, 1998, there were no such potential problem loans.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

          The following is a summary of the Company's loan loss experience and selected ratios for the periods presented.

                                                                                 YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------------------------------
                                                              1998          1997          1996          1995          1994
                                                            --------      --------      --------      --------      --------
                                                                                  (DOLLARS IN THOUSANDS)
Allowance for loan losses
     (beginning of period) ............................     $  3,744      $  2,934      $  2,367      $  2,186      $  1,922
Loans charged off:
     1-4 family residential real estate ...............          122            22            46            --            --
     Multi-family and commercial
       real estate ....................................           --            --            --             5            --
     Commercial and industrial loans ..................          180            68            79           225            60
     Consumer loans ...................................          510           402           323           352           178
                                                            --------      --------      --------      --------      --------
       Total loans charged off ........................          812           492           448           582           238
                                                            --------      --------      --------      --------      --------
Recoveries of loans previously
charged off:
     1-4 family residential real estate ...............            1            45            20            --             2
     Multi-family and commercial
       real estate ....................................           --            --            --            33             1
     Commercial and industrial loans ..................           15             5            --             1             2
     Consumer loans ...................................          130           102           136           148           134
                                                            --------      --------      --------      --------      --------
       Total recoveries ...............................          146           152           156           182           139
                                                            --------      --------      --------      --------      --------

Net loans charged off .................................          666           340           292           400            99
Provision for loan losses .............................        1,238         1,150           859           581           363
                                                            --------      --------      --------      --------      --------
Allowance for loan losses
     (end of period) ..................................     $  4,316      $  3,744      $  2,934      $  2,367      $  2,186
                                                            ========      ========      ========      ========      ========
Loans outstanding:
     Average, net .....................................     $314,973      $255,294      $213,031      $190,868      $169,800
     End of period ....................................     $345,009      $288,993      $240,603      $202,573      $180,231
Ratio of allowance for loan losses to loans
  outstanding at end of period ........................         1.25%         1.30%         1.22%         1.17%         1.21%
Ratio of net charge-offs to average
  loans outstanding ...................................         0.21%         0.12%         0.14%         0.21%         0.06%

          At December 31, 1998, 1997, and 1996 the Company had nonaccrual loans totaling $550,000, $795,000, and $808,000, respectively. Interest income that would have been recognized if such loans had performed in accordance with contractual terms totaled approximately $113,600, $71,000, and $15,000, for the years ended December 31, 1998, 1997, and 1996. There was no interest income recognized on such loans during any of the periods.

          ALLOWANCE FOR LOAN LOSSES. The amount of the allowance for loan losses is based on management's analysis of risks inherent in the various segments of the loan portfolio, management's assessment of known or potential problem credits which have come to management's attention during the ongoing analysis of credit quality, historical loss experience, current and anticipated economic conditions and other factors. If actual circumstances and losses differ substantially from management's assumptions and estimates, such allowance for loan losses may not be sufficient to absorb all future losses, and net earnings could be adversely affected. Loan loss estimates are reviewed periodically, and adjustments, if any, are reported in earnings in the period in which they become known. In addition, the Company maintains a portion of the allowance to cover potential losses inherent in the portfolio which have not been specifically identified.

          Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses is adequate at December 31, 1998, future adjustments to the allowance may be necessary, and net earnings could be affected, if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the Southeastern Ohio economy and employment levels could result in the Company experiencing increased levels of nonperforming assets and charge-offs, increased provisions for loan losses and reductions in income. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgment of information available to them at the time of their examination.

          The following table summarizes nonperforming assets by category.

                                                        1998          1997          1996          1995          1994
                                                      --------      --------      --------      --------      --------
                                                                           (DOLLARS IN THOUSANDS)
Real estate:
     Nonaccrual .................................     $    234      $    505      $    320      $    115      $    209
     Past due 90 days or more (1) ...............          248           109           142           295           208
Commercial and industrial:
     Nonaccrual .................................          251           143           267            --           150
     Past due 90 days or more (1) ...............          522            --            --           681            --
Consumer and other:
     Nonaccrual .................................           65           147           221            70            37
     Past due 90 days or more(1) ................          295           135            52           159            19
                                                      --------      --------      --------      --------      --------
         Total nonperforming loans ..............        1,615         1,039         1,002         1,320           623
Other real estate owned .........................           --            --            --            64           147
                                                      --------      --------      --------      --------      --------
         Total nonperforming assets .............     $  1,615      $  1,039      $  1,002      $  1,384      $    770
                                                      ========      ========      ========      ========      ========


Loans outstanding ...............................     $345,009      $288,993      $240,603      $202,573      $180,231
Allowance for possible loan losses
  to total loans ................................         1.25%         1.30%         1.22%         1.17%         1.21%
Nonperforming loans to total
  loans .........................................         0.47          0.36          0.42          0.65          0.35
Nonperforming assets to total assets ............         0.37          0.29          0.32          0.52          0.32
Allowance for possible loan losses to
  nonperforming loans ...........................        267.2%        360.4%        292.8%        179.3%        350.9%

----------

(1) Represents accruing loans delinquent greater than 90 days which are considered by management to be well secured and in the process of collection.


          As of December 31, 1998, the Company had no loans that were not included in the nonaccrual, past due 90 days or more or restructured categories where the borrowers were experiencing potential credit problems that raised doubts as to the ability of the borrowers to comply with the present loan repayment terms.

          CLASSIFIED ASSETS. The FDIC regulations on classification of assets require commercial banks to classify their own assets and to establish appropriate general and specific allowances for losses, subject to FDIC review. These regulations are designed to encourage management to evaluate assets on a case-by-case basis and to discourage automatic classifications. Assets classified as substandard or doubtful must be evaluated by management to determine a reasonable general loss reserve which is included in total capital for purposes of the bank's risk-based capital requirement, but which is not included in core capital or tangible capital or in capital under generally accepted accounting principles. Assets classified as loss must either be written off or reserved for by a specific allowance which is not counted toward capital for purposes of any of the regulatory capital requirements.

          INVESTMENTS. Investment securities primarily satisfy the Company's liquidity needs and provide a return on residual funds after lending activities. Pursuant to the Company's written investment policy, investments may be in interest-bearing deposits, U.S. Government and agency obligations, state and local government obligations and government-guaranteed mortgage-backed securities. The Company does not make any investments in securities which are rated less than investment grade by a nationally recognized statistical rating organization. A goal of the Company's investment policy is to limit interest rate risk wherever possible.

          All securities-related activity is reported to the Board. General changes in investment strategy are required to be reviewed and approved by the Board. The Company's senior management can purchase and sell securities on behalf of the Company in accordance with the Company's stated investment policy.

          The following table sets forth the carrying value of the Company's investment portfolio at the dates indicated and includes investments designated as available for sale.

                                                                                   AT DECEMBER 31,
                                                                    -------------------------------------------
                                                                      1998        1997        1996        1995
                                                                    -------     -------     -------     -------
                                                                              (DOLLARS IN THOUSANDS)
U.S. Government and agency obligations ........................     $    --     $    --     $    --     $    --

State and local government obligations ........................          --          --          --          --
                                                                    -------     -------     -------     -------
         Total investment securities held to maturity .........          --          --          --          --

Investment securities designated as available for sale ........      50,584      47,839      41,419      29,754
                                                                    -------     -------     -------     -------
         Total investment securities ..........................     $50,584     $47,839     $41,419     $29,754
                                                                    =======     =======     =======     =======

          The following table reflects the maturities of the Company's investment securities at December 31, 1998.

                                                                               DUE AFTER FIVE
                                     DUE IN ONE YEAR    DUE AFTER ONE YEAR      YEARS THROUGH
                                         OR LESS        THROUGH FIVE YEARS        TEN YEARS       DUE AFTER TEN YEARS
                                     ---------------    ------------------     ---------------    -------------------
      INVESTMENT SECURITIES          AMOUNT     RATE      AMOUNT     RATE      AMOUNT     RATE      AMOUNT     RATE      TOTAL
      ---------------------          ------     ----      ------     ----      ------     ----      ------     ----      -----
Available for Sale:
  U.S. Government and
    agency obligations .........     $5,030     7.30%     $8,125     6.26%     $34,210     6.50%     $749     7.61%     $48,114
  Municipal obligations ........        141     3.98       1,728     4.96          601     4.41        --       --        2,470
                                     ------     ----      ------     ----      -------     ----      ----     ----      -------
Total investment securities ....     $5,171     7.15%     $9,853     6.03%     $34,811     6.47%     $749     7.61%     $50,584
                                     ======     ====      ======     ====      =======     ====      ====     ====      =======

          The following table sets forth the carrying value of the Company's mortgage-backed securities portfolio, including securities designated as available for sale, at the dates indicated:

                                                                          AT DECEMBER 31
                                                              ----------------------------------------
                                                               1998       1997       1996        1995
                                                              ------     ------     ------     -------
                                                                       (DOLLARS IN THOUSANDS)
Federal National Mortgage
          Association (FNMA) ............................     $2,792     $1,292     $3,418     $ 4,082

Federal Home Loan Mortgage
          Corporation (FHLMC) ...........................      1,990      1,731      4,937       5,355

Government National Mortgage Association (GNMA) .........      1,777      1,127      1,397       1,706

Collateralized mortgage obligations .....................         --         --         --          --
                                                              ------     ------     ------     -------

Total mortgage-backed securities ........................     $6,559     $4,150     $9,752     $11,143
                                                              ======     ======     ======     =======

          The following table sets forth the amount of the Company's mortgage-backed securities portfolio having fixed rates and the amount having adjustable rates at the dates indicated:

                                                                        AT DECEMBER 31,
                                      ------------------------------------------------------------------------------------
                                            1998                  1997                  1996                  1995
                                      ------------------    ------------------    ------------------    ------------------
                                      AMOUNT     PERCENT    AMOUNT     PERCENT    AMOUNT     PERCENT    AMOUNT     PERCENT
                                      ------     -------    ------     -------    ------     -------    ------     -------
                                                                     (Dollars in thousands)
Fixed rate ......................     $4,144      63.2%     $1,954      47.1%     $3,268      33.5%     $ 3,309      29.7%

Adjustable rate .................      2,415      36.8       2,196      52.9       6,484      66.5        7,834      70.3
                                      ------     -----      ------     -----      ------     -----      -------     -----
Total mortgage-backed
  securities ....................     $6,559     100.0%     $4,150     100.0%     $9,752     100.0%     $11,143     100.0%
                                      ======     =====      ======     =====      ======     =====      =======     =====

          The following table reflects the estimated principal repayments or repricing of the Company's mortgage-backed securities at December 31, 1998.

                                                                             DUE AFTER FIVE
                               DUE IN ONE YEAR      DUE AFTER ONE YEAR       YEARS THROUGH
                                   OR LESS          THROUGH FIVE YEARS         TEN YEARS           DUE AFTER TEN YEARS
                               ---------------      ------------------      ------------------     -------------------
                                      WEIGHTED               WEIGHTED                 WEIGHTED                 WEIGHTED
                                       AVERAGE                AVERAGE                  AVERAGE                  AVERAGE
MORTGAGE-BACKED SECURITIES      AMOUNT  RATE         AMOUNT    RATE         AMOUNT      RATE         AMOUNT      RATE       TOTAL
--------------------------      ------  ----         ------    ----         ------      ----         ------      ----       -----
                                                                      (DOLLARS IN THOUSANDS)
Available for sale:
Fixed rate .................     $--      --          $346     7.00%         $1,610     7.66%         $2,188     6.70%     $4,144

  Variable rate ............      --      --            --       --              --       --           2,415     6.99       2,415
                                 ---     ---          ----     ----          ------     ----          ------     ----      ------
Total mortgage-backed
  securities ...............     $--      --          $346     7.00%         $1,610     7.66%         $4,603     6.85%     $6,559
                                 ===     ===          ====     ====          ======     ====          ======     ====      ======

Source of Funds
---------------

          DEPOSIT ACCOUNTS. Savings deposits are a major source of the Company's funds. The Company offers a number of alternatives for depositors designed to attract both commercial and regular consumer checking and savings including regular and money market savings accounts, NOW accounts, and a variety of fixed-maturity, fixed-rate certificates with maturities ranging from seven days to 120 months. The Company also provides travelers' checks, official checks, money orders, ATM services and IRA accounts.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

          The distribution of the Company's deposit accounts by type and rate is set forth in the following table.

                                                                                 DECEMBER 31,
                                          ------------------------------------------------------------------------------------------
          TYPE OF ACCOUNT                        1998                    1997                    1996                    1995
                AND                       ------------------      ------------------      ------------------      ------------------
           INTEREST RATE                  AMOUNT     PERCENT      AMOUNT     PERCENT      AMOUNT     PERCENT      AMOUNT     PERCENT
           -------------                  ------     -------      ------     -------      ------     -------      ------     -------
                                                                            (DOLLARS IN THOUSANDS)
Demand deposit accounts ............     $ 38,258      10.5%     $ 30,369      10.1%     $ 22,673       8.7%     $ 19,392       8.4%

Savings accounts ...................       42,423      11.6        41,259      13.7        40,618      15.7        40,823      17.7

NOW accounts .......................       25,604       7.0        24,143       8.0        22,725       8.8        20,753       9.0

Money market deposit accounts ......        6,333       1.7         6,911       2.3         6,690       2.6         7,281       3.1

Premium investment accounts ........       21,012       5.7        19,161       6.3        22,696       8.8        14,198       6.2

Select investment accounts .........       16,456       4.5         7,234       2.4         1,267       0.5            --        --
                                         --------     -----      --------     -----      --------     -----      --------     -----

Total transaction accounts .........      150,086      41.0       129,077      42.8       116,669      45.1       102,447      44.4

CERTIFICATES:
     2.00 - 4.99% ..................       27,941       7.6        14,606       4.8        20,853       8.1        21,081       9.1

     5.00 - 6.99% ..................      187,875      51.3       157,835      52.3       113,267      43.8        89,260      38.7

     7.00 - 9.00% ..................          188       0.1           447       0.1         7,833       3.0        17,890       7.8
                                         --------     -----      --------     -----      --------     -----      --------     -----

Total certificates of deposit ......      216,004      59.0       172,888      57.2       141,953      54.9       128,231      55.6
                                         --------     -----      --------     -----      --------     -----      --------     -----

Total deposits .....................     $366,090     100.0%     $301,965     100.0%     $258,622     100.0%     $230,678     100.0%
                                         ========     =====      ========     =====      ========     =====      ========     =====

          The following table presents, by various interest rate categories, certain information concerning maturities of the Company's certificates of deposit as of December 31, 1998.

                                      WITHIN      ONE TO        OVER
CERTIFICATE OF DEPOSIT ACCOUNTS      ONE YEAR   THREE YEARS   THREE YEARS    TOTAL
-------------------------------      --------   -----------   -----------    -----
                                                     (IN THOUSANDS)
4.00% and less .................     $  1,332     $   633       $   --     $  1,965

4.01% to 5.00% .................       46,115      19,448          409       65,972

5.01% to 6.00% .................      102,781      33,737        2,360      138,878

6.01% to 7.00% .................        7,509       1,150          342        9,001

7.01% to 8.00% .................          138           1           49          188
                                     --------     -------       ------     --------
Total ..........................     $157,875     $54,969       $3,160     $216,004
                                     ========     =======       ======     ========

          The following table sets forth the amount of the Company's certificates of deposit that are $100,000 or greater by time remaining until maturity as of December 31, 1998.

                                                                  AMOUNT
                                                                  ------
                      MATURITY PERIOD                          (IN THOUSANDS)
                      ---------------
                      Three months or less                        $18,667
                      Over three through six months                20,912
                      Over six through 12 months                   20,518
                      Over 12 months                               12,860
                                                                  -------
                                 Total                            $72,957
                                                                  =======

          BORROWINGS. Deposits and repayment of loan principal are the primary source of funds for the Company's lending activities and other general business purposes. However, during periods when the supply of lendable funds cannot meet the demand for loans, the Company can obtain funds necessary through loans (advances) from the FHLB of Cincinnati. Advances from the FHLB may be on a secured or unsecured basis depending upon a number of factors, including the purpose for which the funds are being borrowed and existing advances outstanding. The Company typically utilizes FHLB advances to fund long-term fixed rate commercial loans and to meet short-term liquidity needs. As of December 31, 1998, the Bank had outstanding FHLB advances totaling $23.8 million. See Note F to the consolidated financial statements for additional information regarding FHLB advances. The Company also has arrangements to borrow funds from commercial banks. The Company does not solicit brokered deposits.

          The following table sets forth the maximum amount of the Company's FHLB advances and other borrowings outstanding at any month end during the periods shown and the average aggregate balances of FHLB advances and other borrowings for such periods:

                                                       YEAR ENDED DECEMBER 31,
                                                    ----------------------------
                                                      1998       1997      1996
                                                    -------    -------   -------
                                                       (DOLLARS IN THOUSANDS)
Maximum amount outstanding:
   FHLB advances                                    $24,033    $28,868   $21,447

  Average amount of FHLB advances and
   other borrowings outstanding                      18,904     25,820    15,006

  Weighted average interest rate of total
    borrowings based on quarter end balances           5.91%      6.39%     6.57%

          The following table sets forth certain information as to the Company's FHLB advances and other borrowings at the dates indicated:

                                                   DECEMBER 31,
                                          -----------------------------
                                            1998       1997       1996
                                          -------    -------    -------
                                              (DOLLARS IN THOUSANDS)
FHLB advances                             $23,784    $24,705    $21,437
Other borrowings                               --         --         --
    Total borrowings                      $23,784    $24,705    $21,437
                                          =======    =======    =======

Personnel
---------

          At December 31, 1998, the Company and its subsidiaries employed 178 persons on a full-time basis and 28 persons on a part-time basis.

Executive Offices
-----------------

          The Company's executive office is located at 14621 State Route 93, Jackson, Ohio 45640 and its telephone number is (740) 286-3283.

Subsidiaries
------------

          The Company owns all of the outstanding stock of Oak Hill Banks, an Ohio state-chartered bank, which was founded in 1902. The Company owns all of the outstanding stock of Action Finance Company, a consumer finance company which was formed in 1998.

Regulation
----------

          Oak Hill Banks, as an Ohio state-chartered bank, is subject to supervision and regular examination by the Superintendent of Financial Institutions of the State of Ohio. It is insured by the Federal Deposit Insurance Corporation and is subject to the provisions of the Federal Deposit Insurance Act. To the extent that the information below consists of summaries of certain statutes or regulations, it is qualified in its entirety by reference to the statutory or regulatory provisions described.

          The Company is subject to the provisions of the Bank Holding Company Act of 1956, as amended (the "Act"), which requires a bank holding company to register under the Act and to be subject to supervision and examination by the Board of Governors of the Federal Reserve System. As a bank holding company, the Company is required to file with the Board of Governors an annual report and such additional information as the Board of Governors may require pursuant to the Act. The Act requires prior approval by the Board of Governors of the acquisition by a bank holding company, or any subsidiary thereof, of 5% or more of the voting stock or substantially all the assets of any bank within the United States.

          As a bank holding company located in the State of Ohio, the Company is not permitted to acquire a bank or other financial institution located in another state unless such acquisition is specifically authorized by the statutes of such state. The Act further provides that the Board of Governors shall not approve any such acquisition that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States, or the effect of which may be to substantially lessen competition or to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.

          The Act also prohibits a bank holding company, with certain exceptions, from acquiring 5% or more of the voting stock of any company that is not a bank and from engaging in any business other than banking or performing services for its banking subsidiary without the approval of the Board of Governors. In addition, the acquisition of a thrift institution must be approved by the Office of Thrift Supervision pursuant to the savings and loan holding company provisions of the Home Owners' Loan Act of 1933, as amended by FIRREA. The Board of Governors is also authorized to approve, among other things, the ownership of shares by a bank holding company in any company the activities of which the Board of Governors has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The Board of Governors has, by regulation, determined that certain activities, including mortgage banking, operating small loan companies, factoring, furnishing certain data processing operations, holding or operating properties used by banking subsidiaries or acquired for such future use, providing certain investment and financial advice, leasing (subject to certain conditions) real or personal property, providing management consulting advice to certain depository institutions, providing securities brokerage services, arranging commercial real estate equity financing, underwriting and dealing in government obligations and money market instruments, providing consumer financial counseling, operating a collection agency, owning and operating a savings association, operating a credit bureau and conducting certain real estate investment activities and acting as insurance agent for certain types of insurance, are closely related to banking within the meaning of the Act. It also has determined that certain other activities, including real estate brokerage and syndication, land development, and property management are not related to credit transactions and are not permissible. The Act and the regulations of the Board of Governors prohibit a bank holding company and its subsidiaries from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property, or furnishing of services. The Act also imposes certain restrictions upon dealing by affiliated banks with the holding company and among themselves including restrictions on interbank borrowing and upon dealings in respect to the securities or obligations of the holding company or other affiliates.

          The earnings of banks and consumer finance companies, and therefore the earnings of the Company (and its subsidiaries), are affected by the policies of regulatory authorities, including the Board of Governors of the Federal Reserve System. An important function of the Federal Reserve Board is to regulate the national supply of bank credit in an effort to prevent recession and to restrain inflation. Among the procedures used to implement these objectives are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These procedures are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use also may affect interest rates charged on loans or paid for deposits. Monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effect, if any, of such policies upon the future business and earnings of the Company cannot accurately be predicted. The Company makes no attempt to predict the effect on its revenues and earnings of changes in general economic, industrial, and international conditions or in legislation and governmental regulations.

Business Risks
--------------

          Except for the historical information contained herein, the matters discussed in this Form 10-K include certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding the intent, belief and expectations of the Company and its management, such as statements concerning the Company's future profitability. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements contained herein are reasonable, and any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this Form 10-K will prove to be accurate, and in light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a presentation by the Company or any other person that the objectives and plans of the Company will be achieved.

          Growth Strategy. The Company has pursued and continues to pursue a strategy of growth. The success of the Company's growth strategy will depend largely upon its ability to manage its credit risk and control its costs while providing competitive products and services. This growth strategy may present special risks, such as the risk that the Company will not efficiently handle growth with its present operations, the risk of dilution of book value and earnings per share as a result of an acquisition, the risk that earnings will be adversely affected by the start-up costs associated with establishing new products and services, the risk that the Company will not be able to attract and retain qualified personnel needed for expanded operations, and the risk that its internal monitoring and control systems may prove inadequate.

          Potential Impact of Changes In Interest Rates. The Company's results of operations are dependent to a large degree on net interest income, the difference between interest income from loans and investments and interest expense on deposits and borrowings. One common measurement of interest rate risk, known as the interest rate gap, is the difference between interest-earning assets and interest-bearing liabilities repricing or maturing within various time frames, expressed as a percentage of total assets. At December 31, 1998, the Company had a cumulative interest rate gap of 2.22% of total assets for one year.

          Control by Management; Anti-Takeover Provisions. Evan E. Davis, John
D. Kidd and D. Bruce Knox (the "Principal Stockholders") own in the aggregate approximately 35.3% of the outstanding shares of Common Stock of the Company. In addition to Ohio and federal laws and regulations governing changes in control of insured depository institutions, the Company's Articles of Incorporation and Code of Regulations contain certain provisions which may delay or make more difficult an acquisition of control of the Company. For example, the Company's Articles of Incorporation do not exempt the Company from the provisions of Ohio's "control share acquisition" and "merger moratorium" statutes. Assuming that the Principal Stockholders continue to retain at least a majority of the outstanding voting shares of the Company, such ownership position could be expected to deter any prospective acquiror from seeking to acquire ownership or control of the Company, and the Principal Stockholders would be able to defeat any acquisition proposal that requires approval of the Company's stockholders, if the Principal Stockholders chose to do so. In addition, the Principal Stockholders may make a private sale of shares of common stock of the Company which they own, including to a person seeking to acquire ownership or control of the Company. The Company has 3,000,000 shares of authorized but unissued preferred stock, par value $ .01 per share, which may be issued in the future with such rights, privileges and preferences as are determined by the Board of Directors of the Company. In December 1997, the Board of Directors of the Company approved and adopted a stockholder rights plan that contemplates the issuance of rights to purchase preferred stock of the Company to the Company's common stockholders of record as of February 17, 1998, as set forth in the Rights Agreement entered into between the Company and Fifth Third Bank on January 23, 1998.

          Limited Trading Market; Shares Eligible for Future Sale; Possible Volatility of Stock Price. The Common Stock is traded on the Nasdaq National Market under the symbol "OAKF." During the 12 months ending March 12, 1998, the average weekly trading volume in the Common Stock has been less than 23,400 shares per week. There can be no assurance given as to the liquidity of the market for the Common Stock or the price at which any sales may occur, which price will depend upon, among other things, the number of holders thereof, the interest of securities dealers in maintaining a market in the Common Stock and other factors beyond the control of the Company. The market price of the Common Stock could be adversely affected by the sale of additional shares of Common Stock owned by the Company's current shareholders. The Principal Shareholders are permitted to sell certain limited amounts of Common Stock without registration, pursuant to Rule 144 under the Securities Act. The market price for the Common Stock could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, general trends in the banking industry and other factors. In addition, the stock market can experience price and volume fluctuations that may be unrelated or disproportionate to the operating performance of affected companies. These broad fluctuations may adversely affect the market price of the Common Stock.

          Dependence on Management. The Company's success depends to a great extent on its senior management, including its Chairman, Evan E. Davis; President, John D. Kidd; Executive Vice President, Richard P. LeGrand; and Secretary/Treasurer, H. Tim Bichsel. The loss of their individual services could have a material adverse impact on the Company's financial stability and its operations. In addition, the Company's future performance depends on its ability to attract and retain key personnel and skilled employees, particularly at the senior management level. The Company's financial stability and its operations could be adversely affected if, for any reason, one or more key executive officers ceased to be active in the Company's management. The Company does not own or currently plan to acquire "key man" life insurance on the lives of any of its key employees.

          Competition. Banking institutions operate in a highly competitive environment. The Company competes with other commercial banks, credit unions, savings institutions, finance companies, mortgage companies, mutual funds, and other financial institutions, many of which have substantially greater financial resources than the Company. Certain of these competitors offer products and services that are not offered by the Company and certain competitors are not subject to the same extensive laws and regulations as the Company. Additionally, consolidation of the financial services industry in Ohio and in the Midwest in recent years has increased the level of competition. Recent and proposed regulatory changes may further intensify competition in the Company's market area.

          Holding Company Structure; Government Regulations and Policies. The Company is a single-bank holding company, the profitability of which is entirely dependent on the profitability of the Bank and the upstream payment of dividends from the Bank to the Company. Under state and federal banking law, the payment of dividends by the Company and the Bank is subject to capital adequacy requirements. The inability of the Bank to generate profits and pay such dividends to the Company, or regulator restrictions on the payment of such dividends to the Company even if earned, would have an adverse effect on the financial condition and results of operations of the Company and the Company's ability to pay dividends to the shareholders.

ITEM 2.   PROPERTIES.

          The registrant and its subsidiaries operate from 17 full-service banking offices, 2 full-service consumer financing offices, and one loan production office in Ohio. In addition, the Company operates two executive offices in Jackson, Ohio. The offices are located in the following counties:

          Jackson -  Oak Hill, Jackson, Ironmakers, Jackson Walmart, Wellston,
                     both executive offices, Action Finance Jackson, and Action
                     Finance Wellston
          Ross -     Richmond Dale, Chillicothe, and Chillicothe K-Mart
          Scioto -   Wheelersburg, Portsmouth, and West Portsmouth
          Gallia -   Gallipolis and loan production office
          Pickaway - Circleville
          Warren -   Franklin
          Butler -   Trenton
          Vinton -   McArthur
          Athens -   Athens

          The following table indicates which properties are leased by the Company, the term of the lease, and end of lease options. All leases are comparable to other leases in the respective market areas and do not contain provisions detrimental to the registrant or its subsidiaries.

                            BEGINNING & LENGTH    END OF LEASE FIVE YEAR RENEWAL
BRANCH                           OF TERM            ONE       TWO       THREE
Chillicothe                  11/1/98  5 years        X
Chillicothe K-Mart           6/28/94  5 years                  X
West Portsmouth              2/18/97  8 years                             X
Jackson Walmart              10/28/98 5 years                  X

Administrative Offices II    10/1/98  5 years        X
Action Finance Jackson       1/14/98  5 years                  X
Action Finance Wellston      1/3/98   5 years                  X
Gallipolis loan office       8/1/98   1 year        Lease can be extended on a
                                                    month to month basis.

ITEM 3.   LEGAL PROCEEDINGS.

          Except for routine litigation incident to their business, the registrant and its subsidiaries are not a party to any material pending legal proceedings and none of their property is the subject of any such proceedings.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

          No matters were submitted to the shareholders during the fourth quarter of 1998.


                                     PART II

ITEM 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER
          MATTERS.

SHAREHOLDER INFORMATION

          The common stock of the Company is traded on the Nasdaq National Market System under the symbol "OAKF."

          The high and low sales prices for the Company common stock during each quarter of 1997 and 1998 are as follows:

QUARTER
ENDED                   HIGH             LOW
3/31/97                 11.40            9.80
6/30/97                 16.80           10.80
9/30/97                 16.80           15.40
12/31/97                18.80           15.40
3/31/98                 23.20           17.60
6/30/98                 24.00           17.76
9/30/98                 27.00           16.00
12/31/98                20.67           15.38

          At March 16, 1999, the Company had approximately 2,200 stockholders of record and 4,367,765 shares of common stock outstanding.

          Dividends. The ability of the Company to pay cash dividends to stockholders is limited by its ability to receive dividends from its subsidiary. The State of Ohio places certain limitations on the payment of dividends by Ohio state-chartered banks.

          The Company declared the following quarterly cash dividends in 1997 and 1998:

QUARTER                     DIVIDEND
ENDED                       DECLARED
-----                       --------
3/31/97                       0.05
6/30/97                       0.05
9/30/97                       0.05
12/31/97                      0.06
3/31/98                       0.06
6/30/98                       0.07
9/30/98                       0.07
12/31/98                      0.09

Future cash and stock dividends will be subject to determination and declaration by the Board of Directors and will consider, among other factors, the Company's financial condition and results of operations, investment opportunities, capital requirements, and regulatory limitations.

          Stock Transfer Agent. Inquiries regarding stock transfer, registration, lost certificates, or changes in name and address should be directed in writing to the Company's stock transfer agent:

Fifth Third Bank
Stock Transfer Department
38 Fountain Square Plaza, MD 1090F5
Cincinnati, OH 45263
(513) 579-5320
(800) 837-2755

          Annual Meeting of Shareholders. The Annual Meeting of Shareholders of Oak Hill Financial, Inc. will be held on April 27, 1999, at 1:00 p.m. at the Ohio State University Extension South District Office, 17 Standpipe Road, Jackson, Ohio (the Extension Office is located just off State Route 93, 1.7 miles south of Jackson).


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

ITEM 6.   SELECTED FINANCIAL DATA

                                                              AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                    1998         1997          1996         1995          1994
SUMMARY OF FINANCIAL CONDITION (1)

Total assets                                      $429,979     $361,917      $311,854     $268,322      $238,806
Interest-bearing deposits
   and federal funds sold                            9,687        3,773         4,135       10,956         1,514
Investment securities (2)                           57,143       51,989        51,171       40,987        43,708
Loans receivable --- net (3)                       340,693      285,249       237,669      200,206       178,045
Deposits                                           366,090      301,965       258,622      230,678       209,805
Federal Home Loan Bank (FHLB)
   advances and other borrowings (4)                24,724       24,963        21,437        8,905         8,161
Stockholders' equity                                37,470       33,349        30,349       27,502        19,734


SUMMARY OF OPERATIONS (1)

Interest income                                   $ 32,953     $ 28,254      $ 24,169     $ 21,097      $ 17,529
Interest expense                                    15,731       13,707        11,619       10,844         7,817
                                                  --------     --------      --------     --------      --------

   Net interest income                              17,222       14,547        12,550       10,253         9,712
Provision for loan losses                            1,238        1,150           859          581           363
                                                  --------     --------      --------     --------      --------

   Net interest income after
      provision for loan losses                     15,984       13,397        11,691        9,672         9,349
Gain on sale of loans                                  855          163            85           57            28
Gain (loss) on sale of assets                          240          (60)           25          (77)          (67)
Other non-interest income                            1,483        1,310         1,291        1,119           858
General, administrative and other expense (5)        9,603        9,050         7,606        6,567         6,504
                                                  --------     --------      --------     --------      --------

   Earnings before federal income
      taxes                                          8,959        5,760         5,486        4,204         3,664
Federal income taxes                                 2,918        2,052         1,774        1,425         1,229
                                                  --------     --------      --------     --------      --------

Net earnings                                      $  6,041     $  3,708      $  3,712     $  2,779      $  2,435
                                                  ========     ========      ========     ========      ========


PER SHARE INFORMATION (6)

Basic earnings per share                          $   1.37     $    .84      $    .84     $    .72      $    .66
Book value                                            8.58         7.58          6.90         6.26          5.17

                                                              AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                    1998         1997          1996         1995          1994
OTHER STATISTICAL AND
OPERATING DATA

Return on average assets                              1.53%        1.09%         1.29%        1.08%         1.05%
Return on average equity                             16.91        11.70         12.88         11.64        12.84
Net interest margin                                   4.51         4.54          4.56          4.12         4.40
Interest rate spread during period                    3.76         3.95          3.91          3.43         3.88
Non-interest expense to average assets                2.43         2.67          2.64          2.55         2.80
Total allowance for loan losses
   to nonperforming loans                            268.9        360.4         292.8         144.8        350.9
Total allowance for loan losses
   to total loans                                     1.25         1.30          1.22          1.17         1.21
Nonperforming loans to total loans                    0.47         0.36          0.42          0.81         0.35
Nonperforming assets to total assets                  0.37         0.29          0.32          0.63         0.32
Net charge-offs to average loans                      0.21         0.12          0.14          0.21         0.06
Equity to assets at period end                        8.71         9.21          6.87         10.25         8.26
Dividend payout ratio                                21.46        25.48         21.43          9.29         5.31

-------------------

(1) The Company merged Unity Savings Bank with and into its Oak Hill Banks subsidiary on October 2, 1997. The merger was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements as of and for the years ended December 31, 1994 through 1996, inclusive, have previously been restated as if the merger had occurred on January 1, 1994.

(2) Includes investment securities designated as held to maturity at December 31, 1994. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994. Since December 1995, all investment securities have been classified as available for sale. See Notes A-2 and B of Notes to Consolidated Financial Statements for additional information regarding the composition and classification of investment securities pursuant to this Statement.

(3) Includes loans held for sale.

(4) FHLB advances and other borrowings at December 31, 1994, included $2.1 million of notes payable to principal shareholders.

(5) Non-interest expense for 1997 includes $920,000 in pre-tax expenses incurred pursuant to the merger with Unity Savings Bank.

(6) Per share information gives retroactive effect to the 700-for-1 stock split effected October 11, 1995, the issuance of 643,690 shares in the Unity transaction, and the 5-for-4 stock split effected June 1, 1998.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

          The principal asset of Oak Hill Financial, Inc. (the "Company") is its ownership of Oak Hill Banks (the "Bank") and Action Finance Company ("Action"). Accordingly, the Company's results of operations are primarily dependent upon the results of operations of the Bank and Action. The Bank conducts a general commercial banking business that consists of attracting deposits from the general public and using those funds to originate loans for commercial, consumer, and residential purposes.

          The Bank's and Action's profitability depends primarily on their net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates paid on these balances. Additionally, and to a lesser extent, profitability is affected by such factors as the level of non-interest income and expenses, the provision for loan losses, and the effective tax rate. Non-interest income consists primarily of service charges and other fees and income from the sale of loans. Non-interest expenses consist of compensation and benefits, occupancy related expenses, FDIC deposit insurance premiums, and other operating expenses.

          Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Company as of and for the years ended December 31, 1998 and 1997. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

FORWARD-LOOKING STATEMENTS

          In the following pages, management presents an analysis of the Company's financial condition as of December 31, 1998, and the results of operations for the year ended December 31, 1998 as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Company's general market area.

          Without limiting the foregoing, some of the forward-looking statements include the following:

          Management's establishment of an allowance for loan losses, and its statements regarding the adequacy of such allowance for loan losses.

          Management's belief that the allowance for loan losses is adequate.

FINANCIAL CONDITION

          The Company's total assets amounted to $430.0 million as of December 31, 1998, an increase of $68.1 million, or 18.8%, over the $361.9 million total at December 31, 1997. The increase was funded primarily through growth in deposits of $64.1 million and an increase in stockholders' equity of $4.1 million, which were partially offset by a decrease in borrowings of $921,000.

          Cash and due from banks, federal funds sold, and investment securities increased by $11.3 million, or 17.3%, to a total of $76.9 million at December 31, 1998, compared to $65.6 million at December 31, 1997. Investment securities increased by $5.2 million, as purchases of $45.5 million exceeded maturities of $35.5 million and sales of $5.0 million. Federal funds sold also increased by $5.9 million during 1998.

          Loans receivable totaled $340.7 million at December 31, 1998, an increase of $55.4 million, or 19.4%, over the $285.2 million total at December 31, 1997. Loan disbursements totaled $273.2 million during 1998, which were partially offset by loan sales of $48.9 million and principal repayments of $167.3 million. Loan origination volume during 1998 exceeded that of 1997 by $88.8 million and sales volume increased by $39.7 million. The Company's allowance for loan losses amounted to $4.3 million at December 31, 1998, an increase of $572,000, or 15.3%, over the total at December 31, 1997. The allowance for loan losses represented 1.25% of the total loan portfolio at December 31, 1998, as compared to 1.30% at December 31, 1997. The Company's allowance represented 268.9% and 360.4% of nonperforming loans, which totaled $1.6 million and $1.0 million at December 31, 1998 and 1997, respectively. The decline in the percentage of the allowance to total loans at December 31, 1998, generally reflects the fact that one half of the Company's 1998 loan growth was comprised of residential real estate. This loan type requires the lowest percentage reserve requirement in the Company's portfolio due to the negligible loan losses in this category over the last five years.

          Deposits totaled $366.1 million at December 31, 1998, an increase of $64.1 million, or 21.2%, over the $302.0 million total at December 31, 1997. The increase resulted primarily from management's continuing marketing efforts and competitive pricing with respect to mid-term certificate of deposit products throughout the Bank's branch network.

          The Company's stockholders' equity amounted to $37.5 million at December 31, 1998, an increase of $4.1 million, or 12.4%, over the balance at December 31, 1997. The increase resulted primarily from net earnings of $6.0 million, which were partially offset by dividends to stockholders of $1.3 million and purchases of treasury shares totaling $727,000.

SUMMARY OF EARNINGS

          The table on page 29 shows for each category of interest-earning assets and interest-bearing liabilities, the average amount outstanding, the interest earned or paid on such amount, and the average rate earned or paid for the years ended December 31, 1998, 1997, and 1996. The table also shows the average rate earned on all interest-earning assets, the average rate paid on all interest-bearing liabilities, the interest rate spread, and the net interest margin for the same periods.

          Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for interest-earning assets and interest-bearing liabilities. Volume change is calculated as change in volume times the old rate, while rate change is the change in rate times the old volume. The table on page 26 indicates the dollar amount of the change attributable to each factor. The rate/volume change, the change in rate times the change in volume, is allocated between the volume change and rate change at the ratio each of the components bears to the absolute value of their total.

COMPARISON OF RESULTS OF OPERATIONS FOR 1998 AND 1997 FISCAL YEARS

          General. Net earnings for the year ended December 31, 1998 totaled $6.0 million, a $2.3 million, or 62.9% increase over the amount reported in 1997. The increase in earnings resulted primarily from a $2.7 million increase in net interest income and a $1.2 million increase in other income, which were partially offset by a $553,000 increase in general, administrative, and other expenses, an $88,000 increase in the provision for loan losses, and an $866,000 increase in provision for federal income taxes.

          Net Interest Income. Total interest income for the year ended December 31, 1998, amounted to $33.0 million, an increase of $4.7 million, or 16.6%, over the $28.3 million recorded for 1997. Interest income on loans totaled $28.8 million, an increase of $4.7 million, or 19.5%, over the 1997 period. This increase resulted primarily from a $59.7 million, or 23.4%, increase in the average portfolio balance outstanding year-to-year, which was partially offset by a 30 basis point decrease in the average yield, from 9.46% in 1997 to 9.16% in 1998. Interest income on investment securities and other interest-earning assets decreased by $7,000, or 0.2%. The decrease resulted primarily from a 22 basis point decrease in the average yield, from 6.32% in 1997 to 6.10% in 1998, which was partially offset by a $2.2 million, or 3.5% increase in the average portfolio balance outstanding year-to-year.

          Total interest expense amounted to $15.7 million for the year ended December 31, 1998, an increase of $2.0 million, or 14.8%, over the $13.7 million recorded in 1997. Interest expense on deposits increased by $2.4 million, or 20.2%, to a total of $14.5 million in 1998. The increase resulted primarily from a $49.2 million, or 19.3%, increase in the average portfolio balance outstanding year-to-year, combined with a 4 basis point increase in the average cost of deposits, from 4.73% in 1997 to 4.77% in 1998. Interest expense on borrowings decreased by $416,000, or 25.9% during 1998. This decrease was due to a $6.9 million decrease in average borrowings outstanding, which was partially offset by a 7 basis point increase in the average cost of borrowings, from 6.21% in 1997 to 6.28% in 1998.

          As a result of the foregoing changes in interest income and interest expense, net interest income increased by $2.7 million, or 18.4%, for the year ended December 31, 1998, as compared to 1997. The interest rate spread decreased by 19 basis points from 3.95% in 1997 to 3.76% in 1998, while the net interest margin decreased by 3 basis points from 4.54% in 1997 to 4.51% in 1998.

          Provision for Loan Losses. The provision for loan losses represents a charge to earnings to maintain the allowance at a level management believes is adequate to absorb losses in the loan portfolio. The Company's provision for loan losses amounted to $1.2 million for the year ended December 31, 1998, an increase of $88,000, or 7.7%, for the same period in 1997. The provision for loan losses in 1998 generally reflects the $55.4 million of growth in the loan portfolio over the year. As stated previously, the majority of the Company's loan growth in 1998 relates to the residential loan portfolio. Net loan charge-offs amounted to $666,000 in 1998, as compared to $340,000 in 1997.

          Although management believes that it uses the best information available in providing for possible loan losses and believes that the allowance is adequate at December 31, 1998, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

          Other Income. Other income totaled $2.6 million for the year ended December 31, 1998, an increase of $1.2 million, or 82.4%, over the amount recorded in 1997. This increase resulted primarily from a $173,000, or 13.2%, increase in service fees, charges, and other operating income, a $692,000 increase in gain on sale of loans, and a $300,000 gain in sale of assets.

          General, Administrative and Other Expense. General, administrative, and other expenses totaled $9.6 million for the year ended December 31, 1998, an increase of $553,000, or 6.1%, over the $9.1 million recorded in 1997. The increase resulted primarily from a $928,000, or 21.4%, increase in employee compensation and benefits, a $99,000, or 8.3%, increase in occupancy and equipment, a $298,000, or 13.5%, increase in other operating expenses, and increases of $3,000 and $145,000 in Federal deposit insurance premiums and franchise taxes, respectively, which were partially offset by a $920,000 decrease in merger related expenses.

          The increase in employee compensation and benefits resulted primarily from increased staffing levels required in connection with the establishment of new branch locations combined with normal merit increases. Additionally, the opening of new branch facilities was responsible for the increase in occupancy and equipment. The increase in other operating expense resulted primarily from costs attendant to the continued reporting requirements of a public company, as well as, increases in expenses related to the Company's overall growth year-to-year.

          Federal Income Taxes. The provision for federal income taxes amounted to $2.9 million for the year ended December 31, 1998, an increase of $866,000, or 42.2%, over the $2.1 million recorded in 1997. The increase resulted primarily from a $3.2 million, or 55.5%, increase in earnings before taxes. The effective tax rates were 32.6% and 35.6% for December 31, 1998 and 1997, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR 1997 AND 1996 FISCAL YEARS

          General. Net earnings for the year ended December 31, 1997 totaled $3.7 million, a decrease of $4,000, or 0.1%, from the amount reported in 1996. The decrease in earnings resulted primarily from a $1.4 million increase in general, administrative, and other expenses, a $291,000 increase in provision for loan losses, and a $278,000 increase in provision for federal income taxes, which were partially offset by a $2.0 million increase in net interest income and a $12,000 increase in other income.

          Net Interest Income. Total interest income for the year ended December 31, 1997, amounted to $28.3 million, an increase of $4.1 million, or 16.9%, over the $24.2 million recorded for 1996. Interest income on loans totaled $24.1 million, an increase of $3.7 million, or 18.2%, over the 1996 period. This increase resulted primarily from a $42.3 million, or 19.8%, increase in the average portfolio balance outstanding year-to-year, which was partially offset by a 13 basis point decrease in the average yield, from 9.59% in 1996 to 9.46% in 1997. Interest income on investment securities and other interest-earning assets increased by $362,000, or 9.7%, to a total of $4.1 million in 1997, as compared to $3.7 million in 1996. The increase resulted primarily from a $2.8 million increase in the average portfolio balance outstanding year-to-year, combined with a 29 basis point increase in the average yield from, 6.03% in 1996 to 6.32% in 1997.

          Total interest expense amounted to $13.7 million for the year ended December 31, 1997, an increase of $2.1 million, or 18.0%, over the $11.6 million recorded in 1996. Interest expense on deposits increased by $1.5 million, or 14.0%, to a total of $12.1 million in 1997. The increase resulted primarily from a $32.1 million, or 14.4%, increase in the average portfolio balance outstanding year-to-year, which was partially offset by a 2 basis point decrease in the average costs of deposits, from 4.75% in 1996 to 4.73% in 1997. Interest expense on borrowings increased by $601,000, or 59.9% during 1997. This increase was due to a $10.8 million increase in average borrowings outstanding, which was partially offset by a 47 basis point decrease in the average cost of borrowings, from 6.68% in 1996 to 6.21% in 1997.

          As a result of the foregoing changes in interest income and interest expense, net interest income increased by $2.0 million, or 15.9%, for the year ended December 31, 1997, as compared to 1996. The interest rate spread increased by 4 basis points to 3.95% in 1997 from 3.91% in 1996, while the net interest margin decreased by 2 basis points to 4.54% in 1997 from 4.56% in 1996.

          Provision For Loan Losses. The provision for loan losses represents a charge to earnings to maintain the allowance at a level management believes is adequate to absorb losses in the loan portfolio. The Company's provision for loan losses amounted to $1.2 million for the year ended December 31, 1997, as compared to $859,000 for the same period in 1996, an increase of $291,000, or 33.9%. The provision for loan losses in 1997 increased primarily as a result of the $47.6 million of growth in the loan portfolio over the year. Net loan charge-offs amounted to $340,000 in 1997, as compared to $292,000 in 1996.

          Although management believes that it uses the best information available in providing for possible loan losses and believes that the allowance is adequate at December 31, 1997, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

          Other Income. Other income totaled $1.4 million for the year ended December 31, 1997, an increase of $12,000, or 0.9%, over the amount recorded in 1996. This increase resulted primarily from a $19,000, or 1.5%, increase in service fees, charges, and other operating income, coupled with a $78,000 increase in gain on sale of loans, which were partially offset by net losses on sale of investments and other assets of $60,000, as compared to a $25,000 net gain recorded on such sales during the 1996 period.

          General, Administrative and Other Expense. General, administrative, and other expenses totaled $9.1 million for the year ended December 31, 1997, an increase of $1.4 million, or 19.0%, over the $7.6 million recorded in 1996. The increase resulted primarily from expenses of $920,000 incurred in connection with the previously described Unity merger, combined with a $364,000, or 9.2%, increase in employee compensation and benefits, a

$153,000, or 14.8%, increase in occupancy and equipment, and a $394,000, or 21.7%, increase in other operating expenses, which were partially offset by a $337,000, or 85.3%, reduction in Federal deposit insurance premiums from year-to-year.

          The increase in employee compensation and benefits resulted primarily from increased staffing levels required in connection with the establishment of new branch locations in 1997 and late 1996 combined with normal merit increases. Additionally, the opening of new branch facilities was responsible for the increase in occupancy and equipment expense. The decline in Federal deposit insurance premiums was due to the absence in 1997 of the one-time SAIF recapitalization assessment that was paid by Unity in 1996 with respect to its operations as a thrift institution. The increase in other operating expense resulted primarily from costs attendant to the continued reporting requirements of a public company, as well as increases in expenses related to the Company's growth year-to-year.

          Federal Income Taxes. The provision for federal income taxes amounted to $2.1 million for the year ended December 31, 1997, an increase of $278,000, or 15.7%, over the $1.8 million recorded in 1996. The increase resulted primarily from the nondeductible merger expenses that were incurred in 1997 as compared to 1996. The effective tax rates were 35.6% and 32.3% for December 31, 1997 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

          Like other financial institutions, the Company must ensure that sufficient funds are available to meet deposit withdrawals, loan commitments, and expenses. Control of the Company's cash flow requires the anticipation of deposit flows and loan payments. The Company's primary sources of funds are deposits and principal and interest payments on loans. The Company uses funds from deposit inflows and principal and interest payments on loans primarily to originate loans, and to purchase short-term investment securities and interest-bearing deposits.

          At December 31, 1998, the Company had $157.9 million of certificates of deposit maturing within one year. It has been the Company's historic experience that such certificates of deposit will be renewed at market rates of interest. It is management's belief that maturing certificates of deposit over the next year will similarly be renewed at market rates of interest without a material adverse effect on results of operations.

          In the event that certificates of deposit cannot be renewed at prevalent market rates, the Company can obtain up to $40.0 million in advances from the Federal Home Loan Bank of Cincinnati (FHLB). Also, as an operational philosophy, the Company seeks to obtain advances to help with asset/liability management and liquidity. At December 31, 1998, the Company had $23.8 million of outstanding FHLB advances.

          As of December 31, 1998, loan commitments, or loans committed but not closed, totaled $6.9 million. Additionally, the Bank had unused lines of credit and letters of credit totaling $40.9 and $523,000, respectively. Funding for these amounts is expected to be provided by the sources described above. Management believes the Company has adequate resources to meet its normal funding requirements.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

          In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements and transfers of receivables with recourse.

          An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

          SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

          SFAS No.125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management adopted SFAS No. 125 effective January 1, 1998, as required, without material effect on the Company's consolidated financial position or results of operations.

          In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

          SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes in required. SFAS No. 130 is not expected to have a material impact on the Company's financial statements.

          In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

          In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging activities, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedging accounting.

          The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. On adoption, entities are permitted to transfer held-to-maturity debt securities to an available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Company's financial statements.

IMPACT OF INFLATION AND CHANGING PRICES

          The consolidated financial statements and related data herein have been prepared in accordance with generally accepted accounting principles, which require measurement of financial condition and results of operations in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

          Since the primary assets and liabilities of the Company are monetary in nature, changes in the general level of prices for goods and services have a relatively minor impact on the Company's total expenses. Increases in operating expenses such as salaries and maintenance are in part attributable to inflation. However, interest rates have a far more significant effect than inflation on the performance of financial institutions, including the Company.

OTHER MATTERS/YEAR 2000 ISSUES

          As with all providers of financial services, the Company's operations are heavily dependent on information technology systems. The Bank and Action are addressing the potential problems associated with the possibility that the computers that control or operate their information technology system and infrastructure may not be programmed to read four-digit dates codes and upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. The Bank and Action are working with the companies that supply or service its information technology systems to identify and remedy any year 2000 related problems.

          In 1997, the Company developed a three phase program within the guidelines of the Federal Financial Institutions Examination Council (the "FFIEC"). Phase I Awareness and Assessment was to define the problem, to establish a committee to oversee the project, to develop an overall strategy, to identify all aspects that could be affected by the year 2000, to recognize vendor responsibilities, and to formulate contingency plans. Phase II Renovation is to upgrade and replace equipment as necessary. Phase I and Phase II were largely completed by December 31, 1998. During the phases, the following systems were considered to be mission critical: Peerless 21 software, ISBO Link, and Fedline. Peerless 21 is the Bank's main processing system, while the ISBO Link is the Bank's connection with the Independent State Bank of Ohio. The ISBO link processes wires, credit card applications, and fed funds. Fedline is the Bank's connection with the Federal Reserve Bank. Wires, automated clearing house (ACH), treasury tax and loan, and payer services are mission critical applications processed on the Fedline. The Company is in the process of upgrading these systems as necessary. However, should any of these mission critical systems fail to be year 2000 ready, contingency plans to warehouse transactions, to correspond with ISBO and the Federal Reserve via telephone and fax, and to manually process payer services and ACH are in place and to be used until such time that the year 2000 errors can be corrected. Phase III Validation began during the fourth quarter of 1998 and is scheduled to be completed by early 1999. In this phase, systems and equipment will be tested to ensure year 2000 readiness.

          The Company believes that to ensure year 2000 readiness, approximately $120,000 in costs will be incurred. Approximately 25% of the costs were incurred during 1998, while the remaining amount is expected to be incurred during 1999. Although the Company believes that this estimate is reasonable at this time, if the Bank and/or Action is ultimately required to purchase replacement computer systems, programs and/or equipment, or incur substantial expense to make their systems, programs, and/or equipment year 2000 ready, the Company's net earnings and financial condition could be adversely affected.

          In addition to possible expense related to its own systems, the Bank and/or Action could incur losses if loan payments are delayed due to year 2000 problems affecting any major borrowers in their primary market areas. Because their loan portfolios are highly diversified with regard to individual borrowers and types of businesses, and their primary market areas are not significantly dependent upon any one employer or industry, they do not expect any significant or prolonged difficulties that will affect net earnings or cash flow.

                                                                   AVERAGE BALANCES AND INTEREST RATES
                                                                         YEAR ENDED DECEMBER 31,

                                                 1998                             1997                             1996
                                     -----------------------------    -----------------------------    -----------------------------
                                                INTEREST                         INTEREST                         INTEREST
                                     AVERAGE     INCOME/   AVERAGE    AVERAGE     INCOME/   AVERAGE    AVERAGE     INCOME/   AVERAGE
                                     BALANCE     EXPENSE     RATE     BALANCE     EXPENSE     RATE     BALANCE     EXPENSE     RATE
                                     -------     -------   -------    -------     -------   -------    -------     -------   -------
                                                                          (DOLLARS IN THOUSANDS)
Interest-earning assets:
Loans receivable:
   Real estate mortgage              $113,494    $ 9,434     8.31%    $102,882    $ 9,038     8.78%    $ 91,249    $ 8,243     9.03%
   Commercial and other               146,505     13,688     9.34      108,125     10,499     9.71       84,840      8,157     9.61
   Installment loans                   53,701      5,566    10.37       43,159      4,465    10.35       36,012      3,882    10.78
   Credit card                          1,273        161    12.65        1,128        141    12.50          930        138    14.84
Investment securities                  58,058      3,617     6.23       56,682      3,666     6.47       50,862      3,180     6.25
Federal funds sold                      9,079        478     5.27        7,998        428     5.35        7,950        428     5.38
Interest-earning deposits                 125          9     7.20          334         17     5.09        3,368        141     4.19
                                     --------    -------   ------     --------    -------   ------     --------    -------   ------

    Total interest-earning assets     382,235     32,953     8.62      320,308     28,254     8.82      275,211     24,169     8.78
Non-interest-earning assets            12,388                           19,064                           13,129
                                     --------                         --------                         --------

        Total assets                 $394,623                         $339,372                         $288,340
                                     ========                         ========                         ========

Interest-bearing liabilities:
Deposits:
   Savings accounts                  $ 41,218      1,234     2.99     $ 40,863      1,271     3.11    $  41,195      1,381     3.35
   NOW accounts                        25,738        515     2.00       25,110        529     2.11       25,622        492     1.92
   Money market deposits                6,433        198     3.08        6,582        196     2.98        4,267        134     3.14
   Premium investment  accounts        35,285      1,618     4.59       26,390      1,275     4.83       23,034      1,131     4.91
   Certificates of deposit            196,110     10,978     5.60      156,870      8,832     5.63      129,574      7,478     5.77
Borrowings                             18,904      1,188     6.28       25,820      1,604     6.21       15,006      1,003     6.68
                                     --------    -------   ------     --------    -------   ------     --------    -------   ------

Total interest-bearing liabilities    323,688     15,731     4.86      281,635     13,707     4.87      238,698     11,619     4.87
                                     --------    -------   ------     --------    -------   ------     --------    -------   ------

Non-interest-bearing liabilities       35,214                           26,030                           20,811

Stockholders' equity                   35,721                           31,707                           28,831
                                     --------                         --------                         --------
        Total liabilities and
        stockholders' equity         $394,623                         $339,372                         $288,340
                                     ========                         ========                         ========

Net interest income and interest
rate spread                                      $17,222     3.76%                $14,547     3.95%                $12,550     3.91%
                                                 =======   ======                 =======   ======                 =======   ======


Net interest margin(1)                                       4.51%                            4.54%                            4.56%
                                                           ======                           ======                           ======

Average interest-earning assets to
average interest-bearing liabilities                       118.09%                          113.73%                          115.30%
                                                           ======                           ======                           ======

(1) The net interest margin is the net interest income divided by average interest-earning assets.

                                                        1998 vs 1997                       1997 vs 1996
                                                        ------------                       ------------
                                                 INCREASE (DECREASE) DUE TO         INCREASE (DECREASE) DUE TO
                                                VOLUME       RATE      TOTAL       VOLUME       RATE      TOTAL
Change in interest income attributable to:
   Loans receivable                             $5,416      $(710)     $4,706      $3,947      $(224)     $3,723
   Investment securities                            84       (133)        (49)        374        112         486
   Federal funds sold                               57         (7)         50           3         (3)         --
   Interest earning deposits with banks            (41)        33          (8)       (180)        56        (124)
                                                ------      -----      ------      ------      -----      ------
            Total interest income               $5,516      $(817)     $4,699      $4,144      $ (59)     $4,085
                                                ======      =====      ======      ======      =====      ======


Change in interest expense attributable to:
   Deposits                                     $2,332      $ 108      $2,440      $1,515      $ (28)     $1,487
   Borrowings                                     (437)        21        (416)        670        (69)        601
                                                ------      -----      ------      ------      -----      ------
            Total interest expense              $1,895      $ 129      $2,024      $2,185      $ (97)     $2,088
                                                ======      =====      ======      ======      =====      ======


Increase in net interest income                                        $2,675                             $1,997
                                                                       ======                             ======

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

          None.

ITEM 8.   FINANCIAL STATEMENTS

          Consolidated Financial Statements of the Company, together with the reports thereon of Grant Thornton LLP (dated February 3, 1999) are set forth on pages F-1 hereof (see Item 14 of this Annual Report for Index).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

          Not Applicable.

                                    PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

          The information contained under "Ownership of Common Stock by Principal Shareholders" and "Ownership of Common Stock by Management" in the Company's Definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act within 120 days after the end of the fiscal year covered by this Form 10-K is incorporated herein by reference in response to this item.

          The information contained under "Compliance With Section 16(a) of the Securities Exchange Act" in the Company's Definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act within 120 days after the end of the fiscal year covered by this Form 10-K is incorporated herein by reference in response to this item.

ITEM 11.  EXECUTIVE COMPENSATION.

          The information appearing under "Executive Compensation" in the Company's Definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act within 120 days after the end of the fiscal year covered by this Form 10-K is incorporated herein by reference in response to this item.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

          The information appearing under "Ownership of Common Stock by Principal Shareholders" and "Ownership of Common Stock By Management" in the Company's Definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act within 120 days after the end of the fiscal year covered by this Form 10-K is incorporated herein by reference in response to this item.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

          The information appearing under "Certain Transactions" in the Company's Definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act within 120 days after the end of the fiscal year covered by this Form 10-K is incorporated herein by reference in response to this item.


                                     PART IV

ITEM 14.  EXHIBITS AND REPORTS ON FORM 8-K.

(a)       Documents filed as a part of the Report:

          (1)  Report of Grant Thornton LLP, Independent Auditors

               Consolidated Statements of Financial Condition as of December 31,
                 1998 and 1997

               Consolidated Statements of Earnings for years ended December 31,
                 1998, 1997 and 1996

               Consolidated Statements of Comprehensive Income for years ended
                 December 31, 1998, 1997 and 1996

               Consolidated Statements of Stockholder's Equity for years ended
                 December 31, 1998, 1997 and 1996

               Consolidated Statements of Cash Flows for years ended December
                 31, 1998, 1997 and 1996

               Notes to Consolidated Financial Statements for years ended
                 December 31, 1998, 1997 and 1996


          (2)  Financial Statement Schedules:

               The information is contained in the Company's Annual Report to Stockholders for the year ended December 31, 1998 is incorporated herein by reference in response to this item.

          (3) The following are filed as exhibits to this Annual Report on Form 10-K:

          Exhibit
          Number
          ------

          * 3(a).....................Second Amended and Restated Articles of
                                     Incorporation (reference is made to Form
                                     SB-2, Exhibit 3(i), File No. 33-096216 and incorporated herein by reference).

          * 3(b).....................Restated Code of Regulations (reference is made to Form SB-2, Exhibit 3(ii), File No.
                                     33-96216 and incorporated herein by
                                     reference).

          * 4(a).....................Reference is made to Articles FOURTH,
                                     FIFTH, SEVENTH, EIGHTH, TENTH AND ELEVENTH of the Registrant's Restated Articles of Incorporation (contained in the Registrant's Restated Articles of Incorporation filed as Exhibit 3(a) hereto) and Articles II, III, IV, VI and VIII of the Registrant's Amended and Restated Code of Regulations (contained in the Registrant's Amended and Restated Code of Regulations filed as Exhibit 3(b) hereto).

          * 4(b).....................Rights Plan, dated January 23, 1998, between Oak Hill Financial, Inc., and Fifth
                                     Third Bank, (reference is made to Exhibit
                                     4.1 to the Form 8-A, filed with the
                                     Securities and Exchange Commission on
                                     January 23, 1998 and incorporated herein by reference).

          *10(a).....................Oak Hill Financial, Inc. Amended and
                                     Restated 1995 Stock Option Plan (reference is made to Form SB-2, Exhibit 10(a), File No. 33-96216 and incorporated herein by reference).

          *10(b).....................Employment Agreement between D. Bruce Knox and the Registrant, dated April 28, 1997,
                                     (reference is made to Form S-4, Exhibit
                                     10(b), file No. 333-30349, and incorporated herein by reference).

          *10(c).....................Executive Salary Continuation Agreement
                                     between D. Bruce Knox and Unity Savings
                                     Bank, dated December 7, 1994, (reference is made to Form S-4, Exhibit 10(c), file No. 333-30349, and incorporated herein by reference).

          *10(d).....................Executive Salary Continuation Agreement
                                     between George Knox and Unity Savings Bank, dated December 7, 1994, (reference is made to Form S-4, Exhibit 10(d), file No. 333-30349, and incorporated herein by reference).

          *10(e).....................Amendment, dated September 18, 1995 to the
                                     Executive Salary Continuation Agreement
                                     between George Knox and Unity Savings Bank,
                                     (reference is made to Form S-4, Exhibit
                                     10(e), file No. 333-30349, and incorporated herein by reference).

           13........................Annual Report (Selected Portions).

          *21........................Subsidiaries of the Registrant (reference is made to Form SB-2, Exhibit 21, File No.
                                     33-96216 and incorporated herein by
                                     reference).

           23........................Consent of Grant Thornton LLP.

           24........................Powers of Attorney.

           27........................Financial Data Schedule.

*Incorporated by reference as indicated.

(b)       Form 8-K's Filed in the Fourth Quarter

          1. Form 8-K, dated October 20, 1998, filed with the Securities and Exchange Commission on October 21, 1998.

                                   SIGNATURES

          Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       OAK HILL FINANCIAL, INC.

                                       By:     /s/ John D. Kidd
                                           -------------------------------
                                              John D. Kidd, President
                                              and Chief Executive Officer

          Pursuant to the requirements of the Securities Exchange Act of 1934, the report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

         SIGNATURE                          TITLE                     DATE
         ---------                          -----                     ----

*  Evan E. Davis                Chairman of the Board          )  March 29, 1999
----------------------------                                   )
 Evan E. Davis                                                 )
                                                               )
                                                               )
/s/ John D. Kidd                President, Chief Executive     )  March 29, 1999
----------------------------    Officer, and Director          )
 John D. Kidd                   (Principal Executive Officer)  )
                                                               )
                                                               )
*  Richard P. LeGrand           Executive Vice President       )  March 29, 1999
----------------------------    and Director                   )
 Richard P. LeGrand                                            )
                                                               )
                                                               )
*  H. Tim Bichsel               Secretary and Treasurer        )  March 29, 1999
----------------------------    (Principal Financial and       )
 H. Tim Bichsel                 Accounting Officer)            )
                                                               )
                                                               )
*  Barry M. Dorsey              Director                       )  March 29, 1999
----------------------------                                   )
 Barry M. Dorsey                                               )
                                                               )
*  C. Clayton Johnson           Director                       )  March 29, 1999
----------------------------                                   )
 C. Clayton Johnson                                            )
                                                               )
                                                               )
*  Rick A. McNelly              Director                       )  March 29, 1999
----------------------------                                   )
 Rick A. McNelly                                               )
                                                               )
                                                               )
*  Donald R. Seigneur           Director                       )  March 29, 1999
----------------------------                                   )
 Donald R. Seigneur                                            )
                                                               )
                                                               )
/s/ H. Grant Stephenson         Director                       )  March 29, 1999
----------------------------                                   )
    H. Grant Stephenson                                        )

         SIGNATURE                          TITLE                     DATE
         ---------                          -----                     ----
* D. Bruce Knox                            Director            )  March 29, 1999
----------------------------                                   )
    D. Bruce Knox                                              )
                                                               )
                                                               )
By: /s/ H. Grant Stephenson                                    )  March 29, 1999
   -----------------------------------                         )
 H. Grant Stephenson, attorney-in-fact                         )
 for each of the persons indicated                             )

                            OAK HILL FINANCIAL, INC.

                                  FORM 10-K FOR
                                  THE YEAR END
                                DECEMBER 31, 1998
                                  EXHIBIT INDEX

                                    EXHIBIT
          Number
          ------

          * 3(a).....................Second Amended and Restated Articles of
                                     Incorporation (reference is made to Form
                                     SB-2, Exhibit 3(i), File No. 33-096216 and incorporated herein by reference).

          * 3(b).....................Restated Code of Regulations (reference is made to Form SB-2, Exhibit 3(ii), File No.
                                     33-96216 and incorporated herein by
                                     reference).

          * 4(a).....................Reference is made to Articles FOURTH,
                                     FIFTH, SEVENTH, EIGHTH, TENTH AND ELEVENTH of the Registrant's Restated Articles of Incorporation (contained in the Registrant's Restated Articles of Incorporation filed as Exhibit 3(a) hereto) and Articles II, III, IV, VI and VIII of the Registrant's Amended and Restated Code of Regulations (contained in the Registrant's Amended and Restated Code of Regulations filed as Exhibit 3(b) hereto).

          * 4(b).....................Rights Plan, dated January 23, 1998, between Oak Hill Financial, Inc., and Fifth
                                     Third Bank, (reference is made to Exhibit
                                     4.1 to the Form 8-A, filed with the
                                     Securities and Exchange Commission on
                                     January 23, 1998 and incorporated herein by reference).

          *10(a).....................Oak Hill Financial, Inc. Amended and
                                     Restated 1995 Stock Option Plan (reference is made to Form SB-2, Exhibit 10(a), File No. 33-96216 and incorporated herein by reference).

          *10(b).....................Employment Agreement between D. Bruce Knox and the Registrant, dated April 28, 1997,
                                     (reference is made to Form S-4, Exhibit
                                     10(b), file No. 333-30349, and incorporated herein by reference).

          *10(c).....................Executive Salary Continuation Agreement
                                     between D. Bruce Knox and Unity Savings
                                     Bank, dated December 7, 1994, (reference is made to Form S-4, Exhibit 10(c), file No. 333-30349, and incorporated herein by reference).

          *10(d).....................Executive Salary Continuation Agreement
                                     between George Knox and Unity Savings Bank, dated December 7, 1994, (reference is made to Form S-4, Exhibit 10(d), file No. 333-30349, and incorporated herein by reference).

          *10(e).....................Amendment, dated September 18, 1995 to the
                                     Executive Salary Continuation Agreement
                                     between George Knox and Unity Savings Bank,
                                     (reference is made to Form S-4, Exhibit
                                     10(e), file No. 333-30349, and incorporated herein by reference).

           13........................Annual Report (Selected Portions).

          *21........................Subsidiaries of the Registrant (reference is made to Form SB-2, Exhibit 21, File No.
                                     33-96216 and incorporated herein by
                                     reference).

           23........................Consent of Grant Thornton LLP.

           24........................Powers of Attorney.

           27........................Financial Data Schedule.

*Incorporated by reference as indicated.

                                               CONSOLIDATED FINANCIAL STATEMENTS
                                                                      EXHIBIT 13




                                   TABLE OF CONTENTS

                                   Financial Condition

                                   Earnings

                                   Stockholders' Equity

                                   Comprehensive Income

                                   Cash Flows

                                   Notes

                                   OAK HILL FINANCIAL, INC.
                        CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                         December 31,
                               (In thousands, except share data)
                                                                            1998          1997
ASSETS

Cash and due from banks                                                 $ 10,100      $  9,840
Federal funds sold                                                         9,687         3,773
Investment securities designated as available for sale -- at market       57,143        51,989
Loans receivable -- net                                                  340,143       285,249
Loans held for sale -- at lower of cost or market                            550            --
Office premises and equipment -- net                                       5,717         4,608
Federal Home Loan Bank stock -- at cost                                    2,855         2,659
Accrued interest receivable on loans                                       1,852         1,491
Accrued interest receivable on investment securities                         853           855
Prepaid expenses and other assets                                            176           180
Cash surrender value of life insurance                                        --           591
Prepaid federal income tax                                                   152            --
Deferred federal income tax asset                                            751           682
                                                                        --------      --------

      TOTAL ASSETS                                                      $429,979      $361,917
                                                                        ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits
   Demand                                                               $ 38,258      $ 30,369
   Savings and time deposits                                             327,832       271,596
                                                                        --------      --------

      Total deposits                                                     366,090       301,965

Securities sold under agreement to repurchase                                940           258
Advances from the Federal Home Loan Bank                                  23,784        24,705
Accrued interest payable and other liabilities                             1,695         1,530
Accrued federal income taxes                                                  --           110
                                                                        --------      --------

      Total liabilities                                                  392,509       328,568

Stockholders' equity
   Common stock -- $.50 stated value; authorized 5,000,000 shares,
      4,415,865 and 3,529,390 shares issued at
      December 31, 1998 and 1997                                           2,208         1,765
   Additional paid-in capital                                              4,106         4,012
   Retained earnings                                                      31,718        27,410
   Treasury stock (48,100 and 11,200 shares at cost
      at December 31, 1998 and 1997)                                        (755)          (28)
   Unrealized gains on securities designated as available
     for sale, net of related tax effects                                    193           190
                                                                        --------      --------

      Total stockholders' equity                                          37,470        33,349
                                                                        --------      --------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $429,979      $361,917
                                                                        ========      ========

        The accompanying notes are an integral part of these statements.

                                       OAK HILL FINANCIAL, INC.
                                  CONSOLIDATED STATEMENTS OF EARNINGS
                                        Year ended December 31,
                                   (In thousands, except share data)
                                                                        1998         1997         1996
INTEREST INCOME

   Loans                                                             $28,849      $24,143      $20,420
   Investments
      U.S. Government and agency securities                            3,501        3,530        3,078
      Obligations of state and political subdivisions                    116          136          102
      Federal funds sold                                                 478          428          428
      Interest-bearing deposits                                            9           17          141
                                                                     -------      -------      -------
         Total interest income                                        32,953       28,254       24,169

INTEREST EXPENSE

   Deposits                                                           14,543       12,103       10,616
   Borrowings                                                          1,188        1,604        1,003
                                                                     -------      -------      -------
         Total interest expense                                       15,731       13,707       11,619
                                                                     -------      -------      -------

         Net interest income                                          17,222       14,547       12,550

   Less provision for losses on loans                                  1,238        1,150          859
                                                                     -------      -------      -------
         Net interest income after provision for losses on loans      15,984       13,397       11,691

OTHER INCOME

   Service fees, charges and other operating                           1,483        1,310        1,291
   Gain on sale of loans                                                 855          163           85
   Gain (loss) on sale of assets                                         240          (60)          25
                                                                     -------      -------      -------
         Total other income                                            2,578        1,413        1,401

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE

   Employee compensation and benefits                                  5,270        4,342        3,978
   Occupancy and equipment                                             1,288        1,189        1,036
   Federal deposit insurance premiums                                     61           58          395
   Franchise taxes                                                       472          327          377
   Other operating                                                     2,512        2,214        1,820
   Merger-related expenses                                                --          920           --
                                                                     -------      -------      -------
         Total general, administrative and other expense               9,603        9,050        7,606
                                                                     -------      -------      -------

         Earnings before federal income taxes                          8,959        5,760        5,486

FEDERAL INCOME TAXES

   Current                                                             2,989        2,104        1,901
   Deferred                                                              (71)         (52)        (127)
                                                                     -------      -------      -------
         Total federal income taxes                                    2,918        2,052        1,774
                                                                     -------      -------      -------

         NET EARNINGS                                                $ 6,041      $ 3,708      $ 3,712
                                                                     =======      =======      =======

         EARNINGS PER SHARE

            BASIC                                                    $  1.37      $   .84      $   .84
                                                                     =======      =======      =======
            DILUTED                                                  $  1.34      $   .83      $   .84
                                                                     =======      =======      =======

        The accompanying notes are an integral part of these statements.

                                                OAK HILL FINANCIAL, INC.
                                     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                  For the years ended December 31, 1998, 1997, and 1996
                                            (In thousands, except share data)
                                                                                                    UNREALIZED
                                                                                                  GAINS (LOSSES)
                                                                                                  ON SECURITIES
                                                               ADDITIONAL                         DESIGNATED AS
                                                      COMMON    PAID-IN     RETAINED    TREASURY    AVAILABLE
                                                      STOCK     CAPITAL     EARNINGS     STOCK       FOR SALE    TOTAL
BALANCE AT JANUARY 1, 1996                            $1,764     $3,988     $21,720      $ (28)       $ 58      $27,502

Issuance of 1,250 shares under stock
   option plan                                            --         10          --         --          --           10
Dividends declared of $.168 per share                     --         --        (790)        --          --         (790)
Unrealized losses on securities designated as
   available for sale, net of related tax effects         --         --          --         --         (85)         (85)
Net earnings for the year                                 --         --       3,712         --          --        3,712
                                                      ------     ------     -------      -----        ----      -------

BALANCE AT DECEMBER 31, 1996                           1,764      3,998      24,642        (28)        (27)      30,349

Issuance of 1,250 shares under stock
   option plan                                             1         14          --         --          --           15
Dividends declared of $.208 per share                     --         --        (940)        --          --         (940)
Unrealized gains on securities designated as
   available for sale, net of related tax effects         --         --          --         --         217          217
Net earnings for the year                                 --         --       3,708         --          --        3,708
                                                      ------     ------     -------      -----        ----      -------

BALANCE AT DECEMBER 31, 1997                           1,765      4,012      27,410        (28)        190       33,349

Stock dividend effected in the form
   of a 5-for-4 stock split                              440         --        (440)        --          --           --
Issuance of 6,100 shares under stock
   option plan                                             3         94          --         --          --           97
Dividends declared of $.294 per share                     --         --      (1,293)        --          --       (1,293)
Repurchase of 36,900 shares                               --         --          --       (727)         --         (727)
Unrealized gains on securities designated as
   available for sale, net of related tax effects         --         --          --         --           3            3
Net earnings for the year                                 --         --       6,041         --          --        6,041
                                                      ------     ------     -------      -----        ----      -------

BALANCE AT DECEMBER 31, 1998                          $2,208     $4,106     $31,718      $(755)       $193      $37,470
                                                      ======     ======     =======      =====        ====      =======

        The accompanying notes are an integral part of these statements.

                                 OAK HILL FINANCIAL, INC.
                      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                   For the years ended December 31, 1998, 1997, and 1996
                                      (In thousands)
                                                             1998        1997       1996
Net earnings                                               $6,041      $3,708     $3,712

Other comprehensive income, net of tax:

          Unrealized gains (losses) on securities
               designated as available for sale               159         153        (67)
          Reclassification adjustment for realized
               (gains) losses included in net earnings       (156)         64        (18)
                                                           ------      ------     ------

Comprehensive income                                       $6,044      $3,925     $3,627
                                                           ======      ======     ======

        The accompanying notes are an integral part of these statements.

                                         OAK HILL FINANCIAL, INC.
                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          Year ended December 31,
                                              (In thousands)
                                                                        1998           1997           1996
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net earnings for the year                                       $   6,041      $   3,708      $   3,712
   Adjustments to reconcile net earnings to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                      673            600            508
      (Gain) loss on sale of securities                                 (236)            97            (27)
      Amortization (accretion) of premiums and
         discounts on investment securities -- net                       131            (10)           (72)
      Proceeds from sale of loans in secondary market                 49,403          9,835          7,970
      Loans disbursed for sale in secondary market                   (49,450)        (9,610)        (7,848)
      Gain on sale of loans                                             (478)           (85)           (85)
      Gain on sale of other assets                                        (4)           (22)            (7)
      Amortization of deferred loan origination costs                    377            266            177
      Federal Home Loan Bank stock dividends                            (196)          (160)          (124)
      Provision for losses on loans                                    1,238          1,150            859
      Increase (decrease) in cash due to changes in:
         Prepaid expenses and other assets                                 4             15             77
         Accrued interest receivable                                    (359)          (401)          (313)
         Accrued interest payable and other liabilities                  165            304             73
         Federal income taxes
            Current                                                     (262)            20             37
            Deferred                                                     (71)           (52)          (127)
                                                                   ---------      ---------      ---------

               Net cash provided by operating activities               6,976          5,655          4,810

CASH FLOWS PROVIDED BY (USED IN)
INVESTING ACTIVITIES:

   Loan disbursements                                               (223,814)      (174,756)      (100,983)
   Principal repayments on loans                                     167,304        125,760         62,467
   Principal repayments on mortgage-backed securities                  2,579          2,083          2,438
   Proceeds from sale of investment securities designated
      as available for sale                                            5,046          5,120          4,599
   Proceeds from maturity of investment securities                    32,875         25,820         15,261
   Proceeds from sale of other assets                                      4             50             69
   Purchase of investment securities designated as
      available for sale                                             (45,543)       (33,602)       (32,601)
   (Increase) decrease in federal funds sold -- net                   (5,914)           362          6,422
   Purchase of Federal Home Loan Bank stock                               --           (426)          (580)
   Purchase of office premises and equipment                          (1,807)          (675)        (1,090)
   Redemption of cash surrender value of life insurance -- net           591             --             --
                                                                   ---------      ---------      ---------

               Net cash used in investing activities                 (68,679)       (50,264)       (43,998)
                                                                   ---------      ---------      ---------

               Net cash used in operating and investing
                  activities (balance carried forward)               (61,703)       (44,609)       (39,188)
                                                                   ---------      ---------      ---------

                                         OAK HILL FINANCIAL, INC.
                             CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                          Year ended December 31,
                                              (In thousands)
                                                                        1998           1997           1996

Net cash used in operating and investing
  activities (balance brought forward)                             $ (61,703)     $ (44,609)     $ (39,188)

CASH FLOWS PROVIDED BY (USED IN)
FINANCING ACTIVITIES:

   Proceeds from securities sold under agreement to repurchase           682            128            130
   Net increase in deposit accounts                                   64,125         43,343         27,977
   Proceeds from Federal Home Loan Bank advances                      17,000         36,850         21,975
   Repayment of Federal Home Loan Bank advances                      (17,921)       (33,582)        (9,443)
   Net decrease in mortgage escrow funds                                  --             --             (4)
   Dividends on common shares                                         (1,293)          (940)          (790)
   Purchase of treasury stock                                           (727)            --             --
   Proceeds from issuance of shares under stock option plan               97             15             10
                                                                   ---------      ---------      ---------

               Net cash provided by financing activities              61,963         45,814         39,855
                                                                   ---------      ---------      ---------

Net increase in cash and cash equivalents                                260          1,205            667

Cash and cash equivalents at beginning of year                         9,840          8,635          7,968
                                                                   ---------      ---------      ---------

Cash and cash equivalents at end of year                           $  10,100      $   9,840      $   8,635
                                                                   =========      =========      =========

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:

Cash paid during the year for:
   Federal income taxes                                            $   3,081      $   1,946      $   1,863
                                                                   =========      =========      =========

   Interest on deposits and borrowings                             $  15,667      $  13,593      $  11,344
                                                                   =========      =========      =========

SUPPLEMENTAL DISCLOSURE OF
NONCASH INVESTING ACTIVITIES:

   Unrealized gains (losses) on securities designated as
      available for sale, net of related tax effects               $       3      $     217      $     (85)
                                                                   =========      =========      =========

   Recognition of mortgage servicing rights in
      accordance with SFAS No. 125                                 $     377      $      78      $      --
                                                                   =========      =========      =========

   Transfers from loans to real estate acquired
      through foreclosure                                          $      33      $      --      $      --
                                                                   =========      =========      =========

        The accompanying notes are an integral part of these statements.

                            OAK HILL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              For the years ended December 31, 1998, 1997, and 1996


NOTE A -- SUMMARY OF ACCOUNTING POLICIES

          The business activities of Oak Hill Financial, Inc. (the "Company") have been limited primarily to holding the common shares of Oak Hill Banks (the "Bank"). Accordingly, the Company's results of operations are dependent upon the results of the Bank's operations. The Bank conducts a general commercial banking business in southeastern and south central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) and the interest expense paid on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of competitive factors, such as governmental monetary policy, that are outside of management's control.

          The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

          On October 2, 1997, the Company merged Unity Savings Bank with and into its subsidiary, the Bank, in a transaction that was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements have been previously restated to reflect the effects of the business combination as of January 1, 1996. Pursuant to the merger agreement, the Company issued 804,612 split-adjusted shares of common stock.

          The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1.   PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, the Bank and Action Finance Company ("Action"). Action was incorporated for the purpose of conducting consumer finance lending operations. Action began such operations during 1998 using two separate office locations. All significant intercompany balances and transactions have been eliminated.

2.   INVESTMENT SECURITIES

          The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held to maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses charged to operations or stockholders' equity, respectively. At December 31, 1998 and 1997, the Company's stockholders' equity reflected net unrealized gains on securities designated as available for sale, net of applicable tax effects, totaling $193,000 and $190,000, respectively.

Realized gains and losses on sales of securities are recognized using the specific identification method.

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996


3.   LOANS RECEIVABLE

          Loans held in portfolio are stated at the principal amount outstanding, adjusted for premiums and discounts on loans purchased and sold and the allowance for loan losses. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans.

          Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

          Loans held for sale are carried at the lower of cost or market, determined in the aggregate. Loans held for sale are identified at the point of origination. In computing lower of cost or market, deferred loan origination fees are deducted from the principal balance of the related loan. All loan sales are made without further recourse to the Company. The Company had not identified any loans held for sale at December 31, 1997. At December 31, 1998, loans held for sale were carried at cost.

          The Bank generally retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. The Bank accounts for mortgage servicing rights pursuant to the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Bank recognize as separate assets, right to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights.

          SFAS No. 125 requires that securitization of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 125 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is based on fair value.

          The mortgage servicing rights recorded by the Bank, calculated in accordance with the provisions of SFAS No. 125, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value of the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

          The Bank recorded amortization related to mortgage servicing rights totaling approximately $25,000 for the year ended December 31, 1998. No amortization of mortgage servicing rights was recorded for the year ended December 31, 1997. At December 31, 1998 and 1997, the fair value of the Bank's mortgage servicing rights totaled approximately $430,000 and $78,000, respectively.

4.   LOAN ORIGINATION AND COMMITMENT FEES

          The Company accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996


          Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

5.   ALLOWANCE FOR LOAN LOSSES

          It is the Company's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary market area. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

          The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This Statement requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans observable market price or fair value of the collateral.

          A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family residential loans, consumer installment loans and credit card loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in commercial loans and its evaluation of impairment thereof, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

          It is the Company's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

          At December 31, 1998 and 1997, the Company had no loans that would be defined as impaired under SFAS No. 114.

6.   OFFICE PREMISES AND EQUIPMENT

          Depreciation and amortization are provided on the straight-line and accelerated methods over the estimated useful lives of the assets, estimated to be ten to fifty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment.

7.   REAL ESTATE ACQUIRED THROUGH FORECLOSURE

          Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. The loan loss allowance is charged for any write down in the loan's carrying value to fair value at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8.   FEDERAL INCOME TAXES

          The Company accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes."

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996


          Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

          The Company's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, capitalized mortgage servicing rights, certain components of retirement expense and the allowance for loan losses. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

9.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

          The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

          The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 1998 and 1997.

          CASH AND CASH EQUIVALENTS. The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

          FEDERAL FUNDS SOLD. The carrying amounts presented in the consolidated statements of financial condition for federal funds sold are deemed to approximate fair value.

          INVESTMENT SECURITIES. For investment securities, fair value is deemed to equal the quoted market price.

          LOANS RECEIVABLE. The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential real estate, multi-family residential real estate, commercial and installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

          FEDERAL HOME LOAN BANK STOCK. The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996


          DEPOSITS. The fair value of NOW accounts, savings accounts, demand deposits, money market deposits and other transaction accounts is deemed to approximate the amount payable on demand at December 31, 1998 and 1997. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

          ADVANCES FROM THE FEDERAL HOME LOAN BANK. The fair value of advances from the Federal Home Loan Bank has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

          SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE. The fair value of securities sold under agreements to repurchase is deemed to approximate fair value.

          COMMITMENTS TO EXTEND CREDIT. For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at December 31, 1998 and 1997, was not material.

          Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments are as follows:

                                                                      DECEMBER 31,

                                                              1998                      1997

                                                     CARRYING      FAIR        CARRYING       FAIR
                                                      VALUE        VALUE        VALUE         VALUE
                                                                     (IN THOUSANDS)
Financial assets
   Cash and due from banks                           $ 10,100     $ 10,100     $  9,840     $  9,840
   Federal funds sold                                   9,687        9,687        3,773        3,773
   Investment securities                               57,143       57,143       51,989       51,989
   Loans receivable                                   340,693      339,201      285,249      289,826
   Federal Home Loan Bank stock                         2,855        2,855        2,659        2,659
                                                     --------     --------     --------     --------

                                                     $420,478     $418,986     $353,510     $358,087
                                                     ========     ========     ========     ========

Financial liabilities
   Deposits                                          $366,090     $367,052     $301,965     $301,329
   Advances from the Federal


Home Loan Bank                                         23,784       23,798       24,705       24,781
   Securities sold under agreement to repurchase          940          940          258          258
                                                     --------     --------     --------     --------

                                                     $390,814     $391,790     $326,928     $326,368
                                                     ========     ========     ========     ========

10.   EARNINGS PER SHARE

          Basic earnings per share is computed based upon the weighted-average shares outstanding during the year. Weighted-average common shares outstanding totaled 4,397,524, 4,396,519, and 4,395,866 for the years ended December 31, 1998, 1997, and 1996, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Company's stock option plan. Weighted average common shares deemed to be outstanding for purposes of computing diluted earnings per share totaled 4,497,989, 4,448,856, and 4,404,508 for the years ended December 31, 1998, 1997, and 1996, respectively.

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996


          There were 100,465, 52,337 and 8,642 incremental shares related to the assumed exercise of stock options in the computation of diluted earnings per share for the years ended December 31, 1998, 1997 and 1996, respectively. Options to purchase 110,625 and 67,500 shares of common stock with a weighted-average exercise price of $18.00 and $10.00 were outstanding at December 31, 1997 and 1996, but were excluded from the computation of common share equivalents because their exercise prices were greater than the average market price of the common shares.

          Weighted-average shares outstanding and all other share and per share references herein, for the years ended December 31, 1997 and 1996, have been restated to give effect to the Company's 5-for-4 stock split effected during 1998.

11.   CASH AND CASH EQUIVALENTS

          For purposes of reporting cash flows, cash and cash equivalents are comprised of cash and due from banks.

12.   RECLASSIFICATIONS

          Certain prior year amounts have been reclassified to conform to the 1998 consolidated financial statement presentation.

NOTE B -- INVESTMENT SECURITIES

          The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities at December 31 are shown below.

                                                                          1998
                                                                   GROSS        GROSS        ESTIMATED
                                                   AMORTIZED     UNREALIZED   UNREALIZED       FAIR
                                                      COST         GAINS        LOSSES         VALUE
                                                                     (IN THOUSANDS)
U.S Government and agency obligations               $54,443         $375         $146         $54,672
Obligations of state and political subdivisions       2,408           65            2           2,471
                                                    -------         ----         ----         -------

               Total investment securities          $56,851         $440         $148         $57,143
                                                    =======         ====         ====         =======

                                                                          1997
                                                                   GROSS        GROSS        ESTIMATED
                                                   AMORTIZED     UNREALIZED   UNREALIZED       FAIR
                                                      COST         GAINS        LOSSES         VALUE
                                                                     (IN THOUSANDS)
U.S Government and agency obligations               $49,338         $316         $ 32         $49,622
Obligations of state and political subdivisions       2,364           20           17           2,367
                                                    -------         ----         ----         -------

               Total investment securities          $51,702         $336         $ 49         $51,989
                                                    =======         ====         ====         =======

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996


          The amortized cost and estimated fair value of investment securities by term to maturity at December 31 are shown below.

                                                         1998                          1997
                                                              ESTIMATED                     ESTIMATED
                                               AMORTIZED        FAIR         AMORTIZED        FAIR
                                                 COST           VALUE          COST           VALUE
(In thousands)
Due in three years or less                      $ 9,481        $ 9,604        $17,326        $17,332
Due after three years through five years          5,746          5,767         15,249         15,371
Due after five years through ten years           36,293         36,420         12,792         12,897
Due after ten years                               5,331          5,352          6,335          6,389
                                                -------        -------        -------        -------

                                                $56,851        $57,143        $51,702        $51,989
                                                =======        =======        =======        =======

          Proceeds from sale of investment securities designated as available for sale during the year ended December 31, 1998, totaled $5.0 million, resulting in a realized gain of $236,000 on such sales.

          Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 1997, totaled $5.1 million, resulting in a realized loss of $97,000 on such sales.

          Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 1996, totaled $4.6 million, resulting in a realized gain of $27,000 on such sales.

          At December 31, 1998 and 1997, investment securities with an aggregate book value of $46.3 million and $41.6 million, respectively, were pledged as collateral for public deposits.

NOTE C -- LOANS RECEIVABLE

        The composition of the loan portfolio, including loans held for sale, is as follows at December 31:

                                                                      1998            1997
                                                                       (IN THOUSANDS)
Real estate mortgage (primarily residential)                      $192,908        $169,316
Installment, net of unearned interest of $2,729 and $3,243          59,177          47,771
Commercial and other                                                91,519          70,546
Credit card                                                          1,405           1,360
                                                                  --------        --------
                                                                   345,009         288,993
Less:
     Allowance for loan losses                                       4,316           3,744
                                                                  --------        --------

                                                                  $340,693        $285,249
                                                                  ========        ========

          The Company's lending efforts have historically focused on real estate mortgages and consumer installment loans, which comprised approximately $252.1 million, or 74%, of the total loan portfolio at December 31, 1998, and approximately $217.1 million, or 76%, of the total loan portfolio at December 31, 1997. Historically, such loans have been conservatively underwritten with sufficient collateral or cash down payments to provide the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that real

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996


estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values. However, management is of the belief that real estate values and economic conditions in the Company's primary lending areas are presently stable.

          As stated previously, the Company has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $60.1 million, $33.3 million, and $28.8 million at December 31, 1998, 1997, and 1996, respectively.

          The activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                         1998           1997           1996
                                                   (IN THOUSANDS)
Balance at beginning of period         $3,744         $2,934         $2,367
Provision charged to operations         1,238          1,150            859
Charge-offs                              (812)          (492)          (448)
Recoveries                                146            152            156
                                       ------         ------         ------

Balance at end of period               $4,316         $3,744         $2,934
                                       ======         ======         ======

          At December 31, 1998, 1997, and 1996, the Company had nonaccrual and nonperforming loans totaling approximately $1.6 million, $1.0 million, and $1.0 million, respectively. Interest that would have been recognized had nonaccraual loans performed pursuant to contractual terms totaled approximately $113,600, $71,000, and $15,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

NOTE D -- OFFICE PREMISES AND EQUIPMENT

          Office premises and equipment are summarized at December 31 as follows:

                                                              1998            1997
                                                                (IN THOUSANDS)
Land and buildings                                         $ 6,460         $ 5,442
Furniture and equipment                                      3,677           3,184
Leasehold improvements                                         194              --
                                                           -------         -------

                                                            10,331           8,626
     Less accumulated depreciation and amortization         (4,614)         (4,018)
                                                           -------         -------

                                                           $ 5,717         $ 4,608
                                                           =======         =======

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996


NOTE E -- DEPOSITS

        Deposit balances at December 31 are summarized as follows:

DEPOSIT TYPE AND                              1998                        1997
INTEREST RATE RANGE                     AMOUNT      RATE            AMOUNT      RATE
                                                    (DOLLARS IN THOUSANDS)
Demand deposit accounts                $ 38,258       --           $ 30,369       --
Savings accounts                         42,423     2.65%            41,259     3.06%
NOW accounts                             25,604     1.88%            24,143     1.78%
Money market deposit accounts             6,333     3.11%             6,911     3.14%
Premium investment accounts              21,012     4.34%            19,161     4.82%
Select investment accounts               16,456     4.19%             7,234     4.82%
                                       --------                    --------

Total transaction accounts              150,086                     129,077

Certificates of deposit
     3.00 -- 4.99%                       27,941                      14,606
     5.00 -- 6.99%                      187,875                     157,835
     7.00 -- 9.00%                          188                         447
                                       --------                    --------

Total certificates of deposit           216,004     5.46%           172,888     5.63%
                                       --------                    --------

Total deposits                         $366,090     4.15%          $301,965     4.28%
                                       ========     ====           ========     ====

          The Bank had deposit accounts with balances in excess of $100,000 totaling $118.6 million and $87.5 million at December 31, 1998 and 1997, respectively.

          Interest expense on deposits is summarized as follows for the years ended December 31:

                                        1998           1997           1996
                                                  (IN THOUSANDS)
NOW accounts                         $   515        $   529        $   492
Savings accounts                       1,234          1,271          1,381
Money market deposit accounts            198            196            120
Premium investment accounts              993          1,027          1,131
Select investment accounts               625            247             14
Certificates of deposit               10,978          8,833          7,478
                                     -------        -------        -------

                                     $14,543        $12,103        $10,616
                                     =======        =======        =======

          The contractual maturities of outstanding certificates of deposit are summarized as follows at December 31:

                                        1998            1997
                                          (IN THOUSANDS)
Less than one year                  $157,875        $118,824
One year through three years          54,969          49,582
More than three years                  3,160           4,482
                                    --------        --------

                                    $216,004        $172,888
                                    ========        ========

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996


NOTE F -- ADVANCES FROM THE FEDERAL HOME LOAN BANK

        Advances from the Federal Home Loan Bank, collateralized at December 31, 1998 and 1997 by pledges of certain residential mortgage loans totaling $35.7 million and $37.1 million, respectively, and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                              MATURING IN
                               YEAR ENDED     DECEMBER 31,
INTEREST RATE                 DECEMBER 31,            1998             1997
5.78% to 6.20%                    1998             $    --          $ 9,825
5.90% to 7.25%                    1999               2,168            2,598
5.75% to 6.50%                    2000                 863            1,429
4.87% to 6.35%                    2001               6,147            3,195
     6.50%                        2002               1,000            1,000
     8.20%                        2004               1,223            1,629
     5.14%                        2005               4,000               --
     6.50%                        2006                 621              758
     7.40%                        2010               1,310            1,542
     6.95%                        2011               1,476            1,717
     6.70%                        2017                 986            1,012
     4.87%                        2018               3,990               --
                                                   -------          -------
                                                   $23,784          $24,705
Weighted-average interest rate                        5.91%            6.39%
                                                   =======          =======

NOTE G -- FEDERAL INCOME TAXES

        The provision for federal income taxes differs from that computed at the statutory corporate tax rate for the year ended December 31 as follows:

                                                               1998           1997           1996
                                                                        (IN THOUSANDS)
Federal income taxes computed at the statutory rate          $3,046         $1,958         $1,865
Increase (decrease) in taxes resulting from:
   Interest income on municipal loans and obligations
      of state and political subdivisions                       (69)           (83)           (70)
   Nondeductible merger-related expenses                         --            159             --
   Other                                                        (59)            18            (21)
                                                             ------         ------         ------

Federal income tax provision per consolidated
   financial statements                                      $2,918         $2,052         $1,774
                                                             ======         ======         ======

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996


          The composition of the Company's net deferred tax asset at December 31 is as follows:

                                                                            1998           1997
                                                                              (IN THOUSANDS)
Taxes (payable) refundable on temporary
   differences at statutory rate:

Deferred tax assets:
   Book/tax difference of loan loss allowance                             $1,462         $1,273
   Retirement expense                                                         97             --
                                                                          ------         ------

      Total deferred tax assets                                            1,559          1,273

Deferred tax liabilities:
   Deferred loan origination costs                                          (271)          (242)
   Federal Home Loan Bank stock dividends                                   (292)          (225)
   Unrealized gains on securities designated as available for sale           (99)           (97)
   Mortgage servicing rights                                                (146)           (27)
                                                                          ------         ------

      Total deferred tax liabilities                                        (808)          (591)
                                                                          ------         ------

Net deferred tax asset                                                    $  751         $  682
                                                                          ======         ======

          The Company has not recorded a valuation allowance for any portion of the net deferred tax asset at December 31, 1998 and 1997. Such estimate was based on the amount of income taxes subject to recovery in carryback years.

NOTE H -- RELATED PARTY TRANSACTIONS

          In the normal course of business, the Company has made loans to its directors, officers, and their related business interests. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory lending limitations. The balance of such loans outstanding at December 31, 1998, 1997, and 1996 totaled approximately $2.2 million, $1.7 million, and $2.0 million, respectively.

          The Company had also received demand and time deposits of approximately $16.9 million, $3.7 million, and $5.8 million at December 31, 1998, 1997, and 1996 from directors, officers and their related business interests.

NOTE I -- EMPLOYEE BENEFIT PLANS

          The Company has a profit-sharing and 401(k) plan covering all employees who have attained the age of twenty-one and completed one full year of service. The profit-sharing plan is non-contributory and contributions to the plan are at the discretion of the Board of Directors. The Company contributed $165,000, $123,000, and $125,000 to the plan for the years ended December 31, 1998, 1997, and 1996, respectively.

          The 401(k) plan allows employees to make voluntary, tax-deferred contributions up to 15% of their base annual compensation. The Company provides, at its discretion, a 25% matching of funds for each participant's contribution, subject to a maximum of 6% of base compensation. For 1998, 1997, and 1996, if the participant elected to invest their contributions in the common stock of Oak Hill Financial, Inc., the Company provided a 100% matching of each participant's contribution. The Company's matching contributions under the 401(k) plan totaled $175,000, $122,000, and $100,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996


NOTE J -- LOAN COMMITMENTS

          The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

          The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

          At December 31, 1998, the Company had outstanding commitments of approximately $6.9 million to originate variable rate residential and commercial loans. Also, the Company had unused lines of credit and letters of credit totaling approximately $40.9 million and $523,000, respectively, as of December 31, 1998. In the opinion of management, outstanding loan commitments equaled or exceeded prevalent market interest rates as of December 31, 1998, such commitments were underwritten in accordance with normal loan underwriting policies, and all disbursements will be funded via cash flow from operations and existing excess liquidity.

NOTE K -- REGULATORY CAPITAL

          The Bank is subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital accounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

          The FDIC has adopted risk-based capital guidelines to which the Bank is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance-sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

          These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier 2") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt, and the allowance for loan losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital (the sum of Tier 1 and Tier 2 capital) ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above minimum required levels.

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996


          In addition, the FDIC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital adjusted to total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

          During the years ended December 31, 1998 and 1997, the Bank was notified by its primary federal regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum Tier 1 capital, total risk-based capital, and Tier 1 leverage ratios of 6%, 10%, and 5%, respectively.

          As of December 31, 1998 and 1997, management believes that the Bank has met all of the capital adequacy requirements to which it is subject. The Bank's Tier 1 capital, total risk-based capital, and Tier 1 leverage ratios at December 31, 1998 and 1997 are set forth in the following table.

1998:
                                                 AMOUNT          RATIO
                                                (DOLLARS IN THOUSANDS)
Total capital (to risk-weighted assets)         $41,074          13.4%
Tier 1 capital (to risk weighted assets)        $37,234          12.1%
Tier 1 leverage                                 $37,234           8.7%

1997:
                                                 AMOUNT          RATIO
                                                (DOLLARS IN THOUSANDS)
Total capital (to risk-weighted assets)         $36,297          14.5%
Tier 1 capital (to risk-weighted assets)        $33,159          13.2%
Tier 1 leverage                                 $33,159           9.2%

          The Bank's management believes, that under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the primary market areas, could adversely affect future earnings and consequently, the ability to meet future minimum regulatory capital requirements.

NOTE L -- STOCK OPTION PLAN

          The Company initiated a Stock Option Plan in August 1995 (the "1995 Plan") that provided for the issuance of 500,000 shares of authorized, but unissued shares of common stock. In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996


          The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                       1998            1997            1996
Net earnings (In thousands)        As reported       $6,041          $3,708          $3,712
                                                     ======          ======          ======
                                     Pro forma       $5,868          $3,429          $3,681
                                                     ======          ======          ======

Basic earnings per share           As reported       $ 1.37          $  .84          $  .84
                                                     ======          ======          ======
                                     Pro forma       $ 1.33          $  .78          $  .84
                                                     ======          ======          ======

Diluted earnings per share         As reported       $ 1.34          $  .83          $  .84
                                                     ======          ======          ======
                                     Pro forma       $ 1.30          $  .77          $  .84
                                                     ======          ======          ======

          The fair value of each option granted is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1998, 1997, and 1996, respectively: dividend yield of 4.0% and expected volatility of 10.0% for all years, risk-free interest rates of 5.50%, 5.50%, and 6.15%, and expected lives of six years.

          A summary of the status of the Company's 1995 Plan as of December 31, 1998, 1997, and 1996 and changes during the periods ended on those dates is presented below:

                                                               1998                         1997                         1996
                                                             WEIGHTED-                    WEIGHTED-                    WEIGHTED-
                                                              AVERAGE                      AVERAGE                      AVERAGE
                                                             EXERCISE                     EXERCISE                     EXERCISE
                                               SHARES          PRICE        SHARES           PRICE       SHARES           PRICE
Outstanding at beginning of year              279,875         $13.58        131,125        $ 8.98         50,500         $7.62
Granted                                       120,750          17.25        151,250         17.48         81,875          9.81
Exercise                                       (7,000)          9.27         (1,250)         7.80         (1,250)         7.80
Forfeited                                          --           9.75         (1,250)         7.80             --            --
                                              -------                       -------                      -------

Outstanding at end of year                    393,625         $14.83        279,875        $13.58        131,125         $8.98
                                              =======                       =======                      =======

Options exercisable at year-end               375,400                       248,625                      116,750
                                              =======                       =======                      =======
Weighted-average fair value of
   options granted during the year                            $ 2.23                       $ 1.66                        $1.15
                                                              ======                       ======                        =====

          The following information applies to options outstanding at December 31, 1998:

Number outstanding                                                                                                     393,625
Range of exercise prices                                                                                        $7.40 - $18.05
Weighted-average exercise price                                                                                         $14.83
Weighted-average remaining contractual life                                                                          8.8 years

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996


NOTE M -- OAK HILL FINANCIAL, INC. CONDENSED FINANCIAL INFORMATION

          The following condensed financial statements summarize the financial position of Oak Hill Financial, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years ended December 31, 1998, 1997, and 1996.

                                OAK HILL FINANCIAL, INC.
                       CONDENSED STATEMENTS OF FINANCIAL CONDITION
                                      December 31,
                                     (In thousands)
                                                                    1998            1997
ASSETS

Cash and due from banks                                          $    28         $   966
Interest-bearing deposits in Oak Hill Banks                        1,572           1,004
Investment in Oak Hill Banks                                      34,217          31,536
Investment in Action Finance Co.                                   1,929              --
Prepaid expenses and other assets                                    117             124
                                                                 -------         -------

               Total assets                                      $37,863         $33,630
                                                                 =======         =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Other liabilities                                                $   393         $   281

Stockholders' equity
    Common stock                                                   2,208           1,765
    Additional paid-in capital                                     4,106           4,012
    Retained earnings                                             31,718          27,410
    Less cost of treasury stock                                     (755)            (28)
    Unrealized gains on securities designated as
       available for sale, net of related tax effects                193             190
                                                                 -------         -------

               Total stockholders' equity                         37,470          33,349
                                                                 -------         -------

               Total liabilities and stockholders' equity        $37,863         $33,630
                                                                 =======         =======

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996

                            OAK HILL FINANCIAL, INC.
                        CONDENSED STATEMENTS OF EARNINGS
                             Year ended December 31,
                                 (In thousands)
                                            1998           1997           1996
REVENUE

Interest income                           $   41         $   71         $  103
Equity in earnings of subsidiaries         6,206          4,030          3,704
                                          ------         ------         ------

               Total income                6,247          4,101          3,807

EXPENSES

General and administrative                   292            448            133
Federal income tax credits                   (86)           (55)           (38)
                                          ------         ------         ------

               Total expenses                206            393             95
                                          ------         ------         ------

               NET EARNINGS               $6,041         $3,708         $3,712
                                          ======         ======         ======

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996

                                          OAK HILL FINANCIAL, INC.
                                     CONDENSED STATEMENTS OF CASH FLOWS
                                                December 31,
                                               (In thousands)
                                                                       1998            1997            1996
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:

Net earnings for the year                                           $ 6,041         $ 3,708         $ 3,712
Adjustments to reconcile net earnings to net
cash provided by (used in) operating activities:
   Undistributed earnings of consolidated subsidiaries               (2,607)         (3,030)         (3,704)
   Increase (decrease) in cash due to changes in:
      Prepaid expenses and other assets                                   7             (87)            334
      Other liabilities                                                 112             109              58
                                                                    -------         -------         -------

         Net cash provided by operating activities                    3,553             700             400

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:

Investment in Action Finance Company                                 (2,000)             --              --
Proceeds from maturity of investment securities                          --              --           1,001
(Increase) decrease in interest-bearing deposits                       (568)          1,040          (1,041)

         Net cash provided by (used in) investing activities         (2,568)          1,040             (40)
                                                                    -------         -------         -------

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:

Proceeds from exercise of stock options                                  97              15              10
Purchase of treasury stock                                             (727)             --              --
Dividends on common shares                                           (1,293)           (799)           (604)
                                                                    -------         -------         -------

         Net cash used in financing activities                       (1,923)           (784)           (594)
                                                                    -------         -------         -------

Net increase (decrease) in cash and cash equivalents                   (938)            956            (234)

Cash and cash equivalents at beginning of year                          966              10             244
                                                                    -------         -------         -------

Cash and cash equivalents at end of year                            $    28         $   966         $    10
                                                                    =======         =======         =======

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996


NOTE N -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

          The following table summarizes the Company's quarterly results for the years ended December 31, 1998 and 1997.

                                                               THREE MONTHS ENDED
                                                MARCH 31,     JUNE 30,      SEPT. 30,     DEC. 31,
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
1998:

Total interest income                            $7,634        $7,978        $8,569        $8,772
Total interest expense                            3,654         3,796         4,065         4,216

Net interest income                               3,980         4,182         4,504         4,556
Provision for losses on loans                       277           312           331           318
Other income                                        516           675           654           733
General, administrative and other expense         2,298         2,244         2,470         2,591
Earnings before income taxes                      1,921         2,301         2,357         2,380
Federal income taxes                                615           751           772           780

Net earnings                                     $1,306        $1,550        $1,585        $1,600
                                                 ======        ======        ======        ======

Basic earnings per share                         $  .30        $  .35        $  .36        $  .36
                                                 ======        ======        ======        ======
Diluted earnings per share                       $  .29        $  .34        $  .35        $  .36
                                                 ======        ======        ======        ======


                                                               THREE MONTHS ENDED
                                                MARCH 31,     JUNE 30,      SEPT. 30,     DEC. 31,
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
1997:

Total interest income                            $6,575        $6,849        $7,270        $7,560
Total interest expense                            3,245         3,308         3,556         3,598
                                                 ------        ------        ------        ------

Net interest income                               3,330         3,541         3,714         3,962
Provision for losses on loans                       106           236           455           353
Other income                                        342           361           296           414
General, administrative and other expense         1,920         2,091         3,037         2,002
                                                 ------        ------        ------        ------

Earnings before income taxes                      1,646         1,575           518         2,021
Federal income taxes                                548           516           472           516
                                                 ------        ------        ------        ------

Net earnings                                     $1,098        $1,059        $   46        $1,505
                                                 ======        ======        ======        ======

Basic earnings per share                         $  .25        $  .24        $  .01        $  .34
                                                 ======        ======        ======        ======
Diluted earnings per share                       $  .25        $  .24        $  .01        $  .34
                                                 ======        ======        ======        ======

                            OAK HILL FINANCIAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
              For the years ended December 31, 1998, 1997, and 1996


NOTE O -- SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

Obligations for securities sold under agreements to repurchase were collateralized at December 31, 1998 and 1997 by investment securities with a book value including accrued interest of approximately $3.0 million and $4.0 million and a market value of approximately $3.1 million and $4.1 million. The maximum balance of repurchase agreements outstanding at any month-end during the years ended December 31, 1998 and 1997 was $3.1 million and $2.8 million, and the average month-end balance outstanding for the years was approximately $1.1 million and $622,000, respectively.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Oak Hill Financial, Inc.

          We have audited the accompanying consolidated statements of financial condition of Oak Hill Financial, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity, comprehensive income, and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oak Hill Financial, Inc. as of December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.


                                                   Cincinnati, Ohio
                                                   February 3, 1999

                                                                      EXHIBIT 23


                          INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in the Registration Statement on Form S-8, File No. 333-27401, of our report dated February 3, 1999 contained in the 1998 Annual Report to Shareholders of Oak Hill Financial, Inc., which is incorporated by reference in this Form 10-K.


                                                  /s/ Grant Thornton LLP


Cincinnati, Ohio
March 29, 1999

                                                                      EXHIBIT 24

                                POWER OF ATTORNEY
                                -----------------

         Each of the undersigned directors and officers of Oak Hill Financial, Inc. (the "Corporation") whose signature appears below hereby appoints John D. Kidd or H. Grant Stephenson, or either of them, as his attorney-in-fact to sign, in his name and behalf and in any and all capacities stated below, and to cause to be filed with the Securities and Exchange Commission, the Corporation's Annual Report on Form 10-K (the "Annual Report") for the fiscal year ended December 31, 1998, and likewise to sign and file any amendments, including post-effective amendments, to the Annual Report, hereby granting unto such attorneys and each of them full power and authority to do and perform in the name and on behalf off the undersigned, and in any and all such capacities, every act and thing whatsoever necessary to be done in and about the premises as fully as the undersigned could or might do in person, hereby granting to such attorney-in-fact full power of substitution and revocation, and hereby ratifying all that such attorney-in-fact or his substitute may do by virtue hereof.

         IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney in counterparts if necessary, effective as of March 26, 1998.


    SIGNATURE                               TITLE

/s/John D. Kidd                     President, Chief Executive Officer, Director
----------------------------        (Principal Executive Officer)
   John D. Kidd

/s/Evan E. Davis
----------------------------        Chairman of the Board
   Evan E. Davis

/s/Richard P. LeGrand
----------------------------        Executive Vice President and Director
   Richard P. LeGrand

/s/H. Tim Bichsel                   Secretary and Treasurer
----------------------------        (Principal Accounting Officer)
   H. Tim Bichsel

/s/Barry M. Dorsey
----------------------------
  Barry M. Dorsey                   Director

/s/Rick A. McNelly
----------------------------
   Rick A. McNelly                  Director

/s/Donald R. Seigneur
----------------------------
   Donald R. Seigneur               Director

/s/H. Grant Stephenson
----------------------------
  H. Grant Stephenson               Director

/s/C. Clayton Johnson
----------------------------
  C. Clayton Johnson                Director

/s/D. Bruce Knox
----------------------------
   D. Bruce Knox                    Director

                                                                      Appendix F

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 10-Q


                QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      For the Quarter Ended March 31, 1999


                         Commission File Number: 0-26876


                            OAK HILL FINANCIAL, INC.
             (Exact name of Registrant as specified in its charter)

            OHIO                                               31-1010517
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                           Identification Number)

       14621 STATE ROUTE 93
           JACKSON, OHIO                                         45640
(Address of principal executive office)                        (Zip Code)


       Registrant's telephone number, including area code: (740) 286-3283


         Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                       Yes  X    No
                           ---      ---

         As of May 7, 1999, the latest practicable date, 4,369,015 shares of the registrant's common stock, $.50 stated value, were issued and outstanding.

                            Oak Hill Financial, Inc.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

                         PART I - FINANCIAL INFORMATION

Item 1: Financial Statements

                Consolidated Statements of Financial Condition                3

                Consolidated Statements of Earnings                           4

                Consolidated Statements of Comprehensive Income               5

                Consolidated Statements of Cash Flows                         6

                Notes to Consolidated Financial Statements                    8

Item 2: Management's Discussion and Analysis of Financial Condition
             and Results of Operations                                       11

Item 3: Quantitative and Qualitative Disclosures About Market Risk           13


                          PART II - OTHER INFORMATION

Item 1: Legal Proceedings                                                    14

Item 2: Changes in Securities and Use of Proceeds                            14

Item 3: Default Upon Senior Securities                                       14

Item 4: Submission of Matters to a Vote of Security Holders                  14

Item 5: Other Information                                                    15

Item 6: Exhibits and Reports on Form 8-K                                     15

Signatures

                                    OAK HILL FINANCIAL, INC.

                         CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                (In thousands, except share data)


                                                                       MARCH 31,   DECEMBER 31,
         ASSETS                                                           1999         1998


Cash and due from banks                                                $  9,011      $ 10,100
Federal funds sold                                                       11,871         9,687
Investment securities designated as available for sale - at market       54,606        57,143

Loans receivable - net                                                  346,839       340,143
Loans held for sale - at lower of cost or market                             86           550
Office premises and equipment - net                                       5,790         5,717
Federal Home Loan Bank stock - at cost                                    2,904         2,855
Accrued interest receivable                                               2,701         2,705

Prepaid expenses and other assets                                           478           176
Prepaid federal income tax                                                    -           152
Deferred federal income tax asset                                           878           751
                                                                       --------      --------

         Total assets                                                  $435,164      $429,979
                                                                       ========      ========


         LIABILITIES AND STOCKHOLDERS' EQUITY


Deposits                                                               $370,933      $366,090
Securities sold under agreements to repurchase                              979           940
Advances from the Federal Home Loan Bank                                 22,389        23,784
Accrued interest payable and other liabilities                            1,854         1,695
Federal income taxes payable                                                636             -
                                                                       --------      --------
         Total liabilities                                              396,791       392,509


Stockholders' equity
 Common stock - $.50 stated value; authorized 5,000,000 shares,
    4,415,865 shares issued                                               2,208         2,208
 Additional paid-in capital                                               4,106         4,106
 Retained earnings                                                       32,896        31,718
 Treasury stock (48,100 shares at cost)                                    (755)         (755)
 Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                    (82)          193
                                                                       --------      --------

         Total stockholders' equity                                      38,373        37,470
                                                                       --------      --------

         Total liabilities and stockholders' equity                    $435,164      $429,979
                                                                       ========      ========

                            OAK HILL FINANCIAL, INC.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                      For the three months ended March 31,
                        (In thousands, except share data)

                                                      1999       1998
Interest income
  Loans                                              $7,717     $6,672
  Investment securities                                 871        802
  Interest-bearing deposits and other                   160        160
                                                     ------     ------
                  Total interest income               8,748      7,634

Interest expense
  Deposits                                            3,706      3,343
  Borrowings                                            352        311
                                                     ------     ------
                  Total interest expense              4,058      3,654
                                                     ------     ------

                  Net interest income                 4,690      3,980

Provision for losses on loans                           303        277
                                                     ------     ------

                  Net interest income after
                   provision for losses on loans      4,387      3,703

Other income
 Gain on sale of loans                                  159        144
 Gain on investment securities transactions               5         14
 Service fees, charges and other operating              422        358
                                                     ------     ------
                  Total other income                    586        516

General, administrative and other expense
 Employee compensation and benefits                   1,534      1,288
 Occupancy and equipment                                317        309
 Federal deposit insurance premiums                      18         15
 Franchise taxes                                        123        127
 Other operating                                        606        559
                                                     ------     ------
                  Total general, administrative
                    and other expense                 2,598      2,298
                                                     ------     ------

                  Earnings before income taxes        2,375      1,921

Federal income taxes
  Current                                               788        521
  Deferred                                               15         94
                                                     ------     ------

                  Total federal income taxes            803        615
                                                     ------     ------

                  NET EARNINGS                       $1,572     $1,306
                                                     ======     ======

                  EARNINGS PER SHARE
                      Basic                          $  .36     $  .30
                                                     ======     ======
                      Diluted                        $  .35     $  .29
                                                     ======     ======

                            OAK HILL FINANCIAL, INC.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                      For the three months ended March 31,
                                 (In thousands)



                                                          1999        1998
Net earnings                                             $1,572      $1,306


Other comprehensive income, net of tax:

         Unrealized gains (losses) on securities
             designated as available for sale              (272)         77
        Reclassification adjustment for realized
             (gains) losses included in net earnings         (3)         (9)
                                                         ------      ------

Comprehensive income                                     $1,297      $1,374
                                                         ======      ======

                                    OAK HILL FINANCIAL, INC.

                              CONSOLIDATED STATEMENTS OF CASH FLOWS

                              For the three months ended March 31,
                                         (In thousands)

                                                                          1999          1998
Cash flows from operating activities:
  Net earnings for the period                                          $  1,572      $  1,306
  Adjustments to reconcile net earnings to net
   cash provided by (used in) operating activities:
     Depreciation and amortization                                          129           136
     Amortization of premiums and discounts
        on investment securities - net                                       34            17
     Amortization of deferred loan origination costs                        105           101
     Federal Home Loan Bank stock dividends                                 (49)          (47)
     Loans originated for sale in secondary market                       (7,873)       (9,520)
     Proceeds from sale of loans in the secondary market                  8,425         9,048
     Gain on sale of loans                                                  (88)          (96)
     Provision for losses on loans                                          303           277
     Gain on investment securities transactions                              (5)          (14)
     Gain on sale of office equipment                                         -            (4)
      Increase (decrease) in cash due to changes in:
       Accrued interest receivable                                            4           191
       Prepaid expenses and other assets                                   (302)         (270)
       Accrued expenses and other liabilities                               159           742
       Federal income taxes
          Current                                                           788          (188)
          Deferred                                                           15            94
                                                                       --------      --------
                  Net cash provided by operating activities               3,217         1,773

Cash flows provided by (used in) investing activities:
   Loan principal repayments                                             39,936        38,386
   Loan disbursements                                                   (47,040)      (44,683)
   Principal repayments on mortgage-backed securities                       628           306
   Proceeds from maturity and redemption of investment securities        10,745         6,000
   Purchase of office premises and equipment                               (202)          (83)
   Proceeds from sale of office equipment                                     -             4
   Purchase of investment securities
    designated as available for sale                                     (9,282)       (6,385)
   Increase in federal funds sold - net                                  (2,184)       (8,380)
                                                                       --------      --------
                  Net cash used in investing activities                  (7,399)      (14,835)
                                                                       --------      --------

                  Net cash used in operating and investing
                    activities (balance carried forward)                 (4,182)      (13,062)
                                                                       --------      --------

                                   OAK HILL FINANCIAL, INC.

                       CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                             For the three months ended March 31,
                                        (In thousands)

                                                                         1999          1998
                  Net cash used in operating and investing
                    activities (balance brought forward)               $(4,182)     $(13,062)

Cash flows provided by (used in) financing activities:
  Proceeds from securities sold under agreement to repurchase               39           671
  Net increase in deposit accounts                                       4,843        19,201
  Proceeds from Federal Home Loan Bank advances                            540           975
  Repayment of Federal Home Loan Bank advances                          (1,935)       (9,156)
  Proceeds from issuance of shares under stock option plan                   -            10
  Dividends paid on common shares                                         (394)         (282)
                                                                       -------      --------

                  Net cash provided by financing activities              3,093        11,419
                                                                       -------      --------


Net decrease in cash and cash equivalents                               (1,089)       (1,643)
Cash and cash equivalents at beginning of period                        10,100         9,840
                                                                       -------      --------


Cash and cash equivalents at end of period                             $ 9,011      $  8,197
                                                                       =======      ========


Supplemental disclosure of cash flow information:
 Cash paid during the period for:
    Federal income taxes                                               $     -      $      -
                                                                       =======      ========


    Interest on deposits and borrowed money                            $ 4,170      $  3,662
                                                                       =======      ========

Supplemental disclosure of noncash investing activities:
  Unrealized  gains (losses) on securities designated as available
    for sale, net of related tax effects                               $  (275)     $     68
                                                                       =======      ========

  Recognition of mortgage servicing rights in
    accordance with SFAS No. 125                                       $    71      $     48
                                                                       =======      ========

                            OAK HILL FINANCIAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Basis of Presentation
         ---------------------

                  The accompanying unaudited consolidated financial statements were prepared in accordance with instructions for Form 10-Q and, therefore, do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. Accordingly, these financial statements should be read in conjunction with the consolidated financial statements and notes thereto of the Company included in the Annual Report on Form 10-K for the year ended December 31, 1998. However, all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the consolidated financial statements have been included. The results of operations for the three month periods ended March 31, 1999 and 1998, are not necessarily indicative of the results which may be expected for the entire year.

2.       Principles of Consolidation
         ---------------------------

                  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries the Bank and Action Finance Company ("Action"). Action was incorporated during 1997 for the purpose of conducting consumer finance lending operations. Action began such operations during 1998 using two separate office locations. All significant intercompany balances and transactions have been eliminated.

3.       Earnings Per Share
         ------------------

                  Basic earnings per share is computed based upon the weighted-average shares outstanding during the period, adjusted for a 5 for 4 stock dividend which was declared on April 28, 1998. Weighted-average common shares outstanding totaled 4,367,765 and 4,398,418 for the three month periods ended March 31, 1999 and 1998, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Company's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 4,448,146 and 4,477,867 for the three month periods ended March 31, 1999 and 1998, respectively. There were 80,381 and 79,449 incremental shares related to the assumed exercise of stock options in the computation of diluted earnings per share for the three month periods ended March 31, 1999 and 1998, respectively.

4.       Effects of Recent Accounting Pronouncements
         -------------------------------------------

                           In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging activities, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedging accounting.

                  The definition of derivative financial instruments is complex, but in general, it is an instrument with one or more underlyings, such as interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other

                            OAK HILL FINANCIAL, INC.

4.       Effects of Recent Accounting Pronouncements (continued)
         -------------------------------------------------------

         contracts, unless the underling of the embedded derivative is clearly and closely related to the host contract. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. On adoption, entities are permitted to transfer held-to-maturity debt securities to an available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Company's financial statements.

5.       Year 2000 Compliance Matters
         ----------------------------

                  As with all providers of financial services, the Company's operations are heavily dependent on information technology systems. The Bank and Action are addressing the potential problems associated with the possibility that the computers that control or operate the Bank's and Action's information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. The Bank and Action are working with the companies that supply or service its information technology systems to identify and remedy any year 2000 related problems.

                  In 1997, the Company developed a three phase program within the guidelines of the Federal Financial Institutions Examination Council (the "FFIEC"). Phase I Awareness and Assessment was to define the problem, to establish a committee to oversee the project, to develop an overall strategy, to identify all aspects that could be affected by the year 2000, to recognize vendor responsibilities, and to formulate contingency plans. Phase II Renovation is to upgrade and replace equipment as necessary. Phase I and Phase II were largely completed by December 31, 1998. During the phases the following systems were considered to be mission critical: Peerless 21 software, ISBO Link, and Fedline. Peerless 21 is the Bank's main processing system, while ISBO Link is the Bank's connection with the Independent State Bank of Ohio. The ISBO Link processes wires, credit card applications, and fed funds. Fedline is the Bank's connection with the Federal Reserve Bank. Wires, automated clearing house (ACH), treasury tax and loan, and payer services are mission critical applications processed on the Fedline. The Company is in the process of upgrading these systems as necessary. However, should any of these mission critical systems fail to be year 2000 ready, contingency plans to warehouse transactions, to correspond with ISBO and the Federal Reserve via telephone and fax, and to manually process payer services and ACH are in place and to be used until such time that the year 2000 errors can be corrected. Phase III Validation, which began during the fourth quarter of 1998 was substantially completed at March 31, 1999. In this phase, systems and equipment were tested to ensure year 2000 readiness.

                  The Company believes to ensure year 2000 readiness, approximately $120,000 in costs will be incurred. Approximately 25% of the costs were incurred as of March 31, 1999, while the remaining amount is expected to be incurred during the remainder of 1999. Although the Company believes the estimate is reasonable at this time, if the Bank and/or Action is ultimately required to purchase replacement computer systems, programs and/or equipment, or incur substantial expense to make their systems, programs, and/or equipment year 2000 ready, the Company's net earnings and financial condition could be adversely affected.

                            OAK HILL FINANCIAL, INC.

         ----------------------------------------

                  In addition to possible expense related to its own systems, the Bank and/or Action could incur losses if loan payments are delayed due to year 2000 problems affecting any major borrowers in their primary market areas. Because their loan portfolios are highly diversified with regard to individual borrowers and types of businesses, and their primary market areas are not significantly dependent upon any one employer or industry, they do not expect any significant or prolonged difficulties that will affect net earnings or cash flow.

6.       Other Events
         ------------

                  On March 11, 1999, the Company announced the signing of a definitive agreement for the acquisition of Towne Financial Corporation ("Towne"). Under terms of the agreement, the Company will exchange
         4.125 shares of its common stock for each of the 222,100 shares of Towne stock , resulting in a transaction valued at approximately $17.6 million. The combination will be accounted for as a pooling-of-interests. At March 31, 1999, Towne reported total assets of $122.3 million, total deposits of $98.4 million, and stockholders' equity of $9.5 million. The transaction is expected to be completed during the third quarter of 1999, subject to the approval of both the Company's and Towne's shareholders and subject to regulatory approval.

                            OAK HILL FINANCIAL, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


Discussion of Financial Condition Changes from December 31, 1998 to March 31,
-----------------------------------------------------------------------------
1999
----

         At March 31, 1999, the Company had total assets of $435.2 million, an increase of approximately $5.2 million, or 1.2%, over December 31, 1998 levels. The increase in total assets was funded primarily by growth in the deposit portfolio of $4.8 million and undistributed net earnings of $1.2 million, which were partially offset by a decrease in Federal Home Loan Bank advances of $1.4 million.

         Cash, federal funds sold and investment securities totaled $75.5 million at March 31, 1999, a decrease of $1.4 million, or 1.9%, from December 31, 1998 levels. During the three months ended March 31, 1999, management purchased $9.3 million of investment securities, while $11.4 million of securities matured or were called. Securities purchased consisted primarily of U.S. treasury notes and U.S. government agency securities. The increase reflects management's efforts to maintain adequate levels of liquidity while maximizing yield on short-term investments.

         Loans receivable and loans held for sale totaled $346.9 million at March 31, 1999, an increase of $6.2 million, or 1.8%, over the total at December 31, 1998. Loan disbursements totaled approximately $54.9 million during the 1999 three month period, while principal repayments and sales amounted to $39.9 million and $8.3 million, respectively. Loan disbursements increased by $710,000, or 1.3%, during the 1999 period, as compared to the three month period in 1998. Loans originated in 1999 were primarily comprised of commercial loans and 1-4 family residential loans.

         The Company's allowance for loan losses amounted to $4.4 million at March 31, 1999, an increase of $76,000 or 1.8% over the total at December 31, 1998. The allowance for loan losses represented 1.25% of the total loan portfolio at March 31, 1999 and December 31, 1998. The Company's allowance represented 287.5% and 272.8% of non-performing loans, which totaled $1.5 million and $1.6 million at March 31, 1999 and December 31, 1998, respectively.

         The deposit portfolio totaled $370.9 million at March 31, 1999, an increase of $4.8 million, or 1.3%, over December 31, 1998 levels. Proceeds from deposit growth were utilized to fund loan originations and to repay advances from the Federal Home Loan Bank. The increase resulted primarily from management's marketing efforts and continued growth at newer branch facilities.

         The Bank is required to maintain minimum regulatory capital pursuant to federal regulations. At March 31, 1999, the Bank's regulatory capital substantially exceeded all regulatory capital requirements.

                            OAK HILL FINANCIAL, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

            For the three month periods ended March 31, 1999 and 1998

Comparison of Results of Operations for the Three Month Periods Ended March 31,
-------------------------------------------------------------------------------
1999 and 1998
-------------

General
-------

         Net earnings for the three months ended March 31, 1999 totaled $1.6 million, an increase of $266,000, or 20.4%, over the $1.3 million in net earnings reported in the comparable 1998 period. The increase in earnings in the 1999 period is primarily attributable to a $684,000 increase in net interest income after provision for losses on loans and a $70,000 increase in other income, which were partially offset by a $300,000 increase in general, administrative and other expenses and an increase in the federal income tax provision of $188,000.

Net Interest Income
-------------------

         Total interest income for the three months ended March 31, 1999 increased by $1.1 million, or 14.6%, generally reflecting the effects of growth in average interest-earning assets from $353.0 million to $417.6 million for the three month periods ending March 31, 1998 and 1999, respectively, which was partially offset by a decrease in weighted-average yield from 8.77% in the 1998 period to 8.50% in the 1999 period. Similarly, total interest expense increased for the three months ended March 31, 1999 by $404,000, or 11.1%, also reflecting the growth in average interest-bearing liabilities from $306.9 million to $354.7 million; however, the weighted-average cost of funds decreased from 4.94% in the 1998 period to 4.64% in the 1999 period.

         As a result of the foregoing changes in interest income and interest expense, net interest income increased by $710,000, or 17.8%, for the three months ended March 31, 1999, as compared to the comparable quarter in 1998. The interest rate spread amounted to 3.86% and 3.83% for the three months ended March 31, 1999 and 1998, while the net interest margin totaled 4.56% and 4.57% for the three months ended March 31, 1999 and 1998, respectively.

Provision for Losses on Loans
-----------------------------

         The provision for losses on loans totaled $303,000 for the three months ended March 31, 1999, an increase of $26,000 over the comparable 1998 period. The provision was primarily attributable to growth in the loan portfolio year-to-year.

         Although management believes that it uses the best information available in providing for possible loan losses and believes that the allowance is adequate at March 31, 1999, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

            For the three month periods ended March 31, 1999 and 1998

Comparison of Results of Operations for the Three Month Periods Ended March 31,
-------------------------------------------------------------------------------
1999 and 1998 (continued)
-------------------------

Other Income
------------

         Other income for the three months ended March 31, 1999, totaled $586,000, an increase of $70,000, or 13.6%, over the $516,000 reported in the comparable 1998 period. The increase resulted from a $64,000, or 17.9% increase in service fees, charges and other operating income and an increase of $15,000, or 10.4% in gain on sale of loans, which were partially offset by a $9,000 decrease in gain on sale of investments.

General, Administrative and Other Expense
-----------------------------------------

         General, administrative and other expense increased for the three months ended March 31, 1999 by $300,000, or 13.1%. The increase was due primarily to a $246,000, or 19.1%, increase in employee compensation and benefits, an increase in occupancy and equipment expense of $8,000, or 2.6%, and an increase in federal deposit insurance premiums of $3,000, or 20.0%, which were partially offset by a $4,000, or 3.1% decrease in franchise taxes. Other operating expenses also increased year-to-year by $47,000, or 8.4%.

         The increase in employee compensation and benefits is due primarily to additional staffing levels, primarily related to the start-up of the Action subsidiary, coupled with normal merit increases, which were partially offset by an increase in deferred costs related to greater lending volume year-to-year. The increase in occupancy and equipment expense resulted primarily from expenses related to the addition of new branch facilities. The increase in other operating expenses is primarily attributable to costs incurred in connection with the inception of the Action subsidiary, coupled with the Company's overall growth year to year.

Federal Income Taxes
--------------------

         The provision for federal income taxes increased by $188,000, or 30.6%, during the three months ended March 31, 1999, as compared to the same period in 1998. The effective tax rates for the three month periods ended March 31, 1999 and 1998 were 33.8% and 32.0%, respectively.


ITEM 3:  Quantitative and Qualitative Disclosures About Market Risk
-------  ----------------------------------------------------------

         Not applicable.

                            OAK HILL FINANCIAL, INC.

                                     PART II


ITEM 1.  Legal Proceedings
         -----------------

         Not applicable

ITEM 2.  Changes in Securities
         ---------------------

         Not applicable

ITEM 3.  Defaults Upon Senior Securities
         -------------------------------

         Not applicable

ITEM 4.  Submission of Matters to a Vote of Security Holders
         ---------------------------------------------------

         (a) The Company held its 1999 Annual Meeting of Stockholders April 27, 1999. Holders of 3,812,803 Common Shares of the Company were present representing 87.29% of the Company's 4,367,765 Common Shares outstanding.

         (b) and (c) The following persons were elected Class I members of the
                     Company's Board of Directors to serve until the 2001 Annual Meeting or until their successors are duly elected and qualified. Each person received the number of votes for or the number of votes with authority withheld indicated below.

                  Name                   Votes For           Votes Withheld
                  ----                   ---------           --------------
                  Evan E. Davis          3,774,877               37,926
                  John D. Kidd           3,774,702               38,101
                  Richard P. LeGrand     3,774,877               37,926
                  D. Bruce Knox          3,774,627               38,176
                  C. Clayton Johnson     3,772,752               40,051

                  The continuing Class II Directors, whose terms expire at the 2000 Annual Meeting are: Barry M. Dorsey, Ph.D., Rick A. McNelly, Donald R. Seigneur, and H. Grant Stephenson.

                  The proposal for the amendment to the Company's Third Amended and Restated Articles of Incorporation, which increases the authorized Common Stock of the Company from 5,000,000 to 15,000,000 shares, was approved with 3,721,468 votes FOR, 75,533 votes AGAINST, and 15,802 votes ABSTAIN.

                  The proposal for the amendment to the Company's 1995 Stock Option Plan, which increases the number of shares of the Company's Common Stock issuable upon exercise of stock options under the Company's 1995 Stock Option Plan from 500,000 to 800,000 shares, was approved with 2,818,579 votes FOR, 93,038 votes AGAINST, and 20,827 votes ABSTAIN.

                  The proposal for the ratification of the appointment of Grant Thornton, LLP as independent auditors for the Company for the fiscal year ending December 31, 1999, was approved with 3,797,650 votes FOR, 3,551 votes AGAINST, and 11,602 votes ABSTAIN.

ITEM 5.  Other Information
         -----------------

         None

ITEM 6.  Exhibits and Reports on Form 8-K
         --------------------------------

         The Company has filed the following current reports on Form 8-K with the Securities and Exchange Commission:

         (a) Form 8-K, dated March 11, 1999, filed with the Securities and Exchange Commission on March 15, 1999, filed, as amended, on March 18,1999.

         (b) Form 8-K, dated April 6, 1999, filed with the Securities and Exchange Commission on April 12, 1999.

         Exhibits: Financial Data Schedule for the three months ended March 31, 1999.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 7, 1999                           By: /s/ John D. Kidd
      -----------                              ----------------------------
                                                John D. Kidd
                                                President



Date: May 7, 1999                           By: /s/ H. Tim Bichsel
      -----------                              ----------------------------
                                                H. Tim Bichsel
                                                Chief Financial Officer

                                                                      Appendix G

                                                            EXHIBIT 13 TO 10-KSB





                            TOWNE FINANCIAL CORPORATION

                                 Parent Company of
                     The Blue Ash Building and Loan Company












                                       1998
                                   ANNUAL REPORT

                                TO OUR SHAREHOLDERS


     On behalf of the directors, officers and employees of Towne Financial Corporation ("Towne Financial") and The Blue Ash Building and Loan Company ("Blue Ash"), we would like to express our thanks and gratitude for your continuing support and investment in Towne Financial. Since 1908, great efforts have been made to make Blue Ash a safe, sound and profitable mutual savings and loan. As a publicly-owned savings and loan holding company, whose primary investment is Blue Ash, Towne Financial is still positioned to build on the strong foundation laid by those past efforts.

     In celebrating 90 years in business of providing a wide array of quality financial products and services to our customers, fiscal 1998 was marked by a record year in earnings, continued growth in assets and solid performances within the lending and savings operations. The strength and vitality of Towne Financial continues, as evidenced by the consolidated financial reports and information as of and for the year ended June 30, 1998, included in our Seventh Annual Report.

     Towne Financial closed fiscal 1998 with assets totaling an unprecedented $117.8 million, an increase of $15.2 million, or 14.9%, from fiscal 1997 asset levels. This represents the fourth consecutive year of double-digit asset growth for the Corporation. Since 1992, Towne Financial has doubled in asset size, as the Board of Directors and management continue to aggressively grow the business in all facets to insure continued strong operating performance and enhanced shareholder value in the years ahead. The increase in asset size during fiscal 1998 was primarily due to an increase in the loan portfolio of $5.6 million, or 8.3%, and an increase in the mortgage-backed securities portfolio of $6.3 million, or 23.4%. These increases were primarily funded by deposits, which grew to an all time high of $95.0 million at June 30, 1998, an increase of $13.2 million, or 16.1%, over deposit levels at June 30, 1997. The growth in assets during fiscal 1998 gave rise to a healthy increase of $335,000, or 12.3%, in net interest income. It is important to stress that the growth in assets experienced during fiscal 1998, as well as over the last few years, can be tangibly measured and is symbolic of the increasing consumer preference for transacting business with a community-based financial institution. It should also be noted that such growth in the asset base has been consistent with our short-term and long-term goals and objectives, as we continue expanding our customer base within existing and new market areas.

     Our operating results were fueled by a record setting performance in net earnings. Consolidated net earnings during the year ended June 30, 1998 totaled a record $938,000, an increase of $573,000, or 157.0%, over the $365,000 in net earnings recorded in fiscal 1997. As a result, diluted earnings per share rose from $1.69 per share during fiscal 1997 to $4.28 per share during fiscal 1998, an increase in diluted earnings per share of $2.59, or 153.3%. Included in fiscal 1997 consolidated net earnings was the negative impact from an after-tax charge of $242,000 for a special assessment levied on all financial institutions insured by the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation
(FDIC). Without the one-time special charge for the SAIF assessment, fiscal 1997 consolidated net earnings would have been reported at $607,000, or $2.81 per diluted share. If this SAIF charge is not included in fiscal 1997 consolidated net earnings, Towne Financial's consolidated net earnings for fiscal 1998 were $331,000, or 54.5%, greater than fiscal 1997 net earnings and $1.47, or 52.3%, greater on a diluted per share basis. The components fueling the significant 54.5% increase in fiscal 1998 net earnings, exclusive of the effects of the SAIF charge in fiscal 1997, were the increase in net interest income of $335,000, or 12.3%, an increase in other income of $288,000, or 135.8%, primarily from gains on sale of loans and mortgage-backed securities, and to reduced federal deposit insurance premiums resulting from the one-time special SAIF assessment levied in fiscal 1997 and stringent expense control of operating costs. Notwithstanding a fourth straight year of double-digit asset growth, our cost of operations increased by less than 6% year-to-year. In point of fact, our annual operating costs have increased by only 13% over the last three years while assets have grown by 48%.

     Indicative of our strong earnings were the improvements made in two of our key financial ratios. Return on equity, which is net earnings divided by average equity, was 11.54% during the year ended June 30, 1998, as compared to a SAIF-adjusted 8.29% during the year ended June 30, 1997. Return on assets, which is net earnings divided by average total assets, was 0.84% during the year ended June 30, 1998, as compared to a SAIF-adjusted 0.63% during the year ended June 30, 1997. During fiscal 1998, both of these key financial ratios exceeded fiscal 1997 levels by 39% and 33%, respectively.

     Even though we achieved strong earnings, 1998 was not without its difficulties. Significant pressure was placed on our interest rate spread from the combination of a declining interest rate environment and a flattening yield curve. Simply put, our interest rate spread, the difference between what we pay our depositors and what we receive from our borrowers, declined from 2.80% in fiscal 1997 to 2.68% in fiscal 1998. In order to remain profitable under less than ideal conditions, we found it necessary to compensate for this decline in spread by continuing our strategy of sustained loan portfolio growth to the extent practicable, placing a greater emphasis during fiscal 1998 on increasing other income by originating mortgage loans for sale in the secondary market in order to meet the demand for fixed-rate loans in a declining interest rate environment, restructuring the securities portfolio by taking profits on certain securities and acquiring additional securities for sale in order to take advantage of the declining interest rate environment and driving down our overall cost of funds by continuing to push transaction accounts and implementing more stringent pricing on certificate of deposit accounts. Despite this decline in interest rate spread during fiscal 1998, core earnings still increased. Specifically, net interest income, which is the interest income generated by interest-earning assets after the deduction of interest expense associated with deposits and borrowed money, increased by $335,000, or 12.3%, from $2.7 million during fiscal 1997 to $3.0 million during fiscal 1998, primarily from the growth in interest-earning assets.

     Our primary business activity, mortgage lending, had another extremely strong growth year in fiscal 1998, as demand for mortgage loans to finance home sales and construction in our lending area remained relatively strong. Loan originations and purchases in fiscal 1998 totaled approximately $48.5 million, an increase of $19.6 million, or 67.6%, over the $28.9 million loan origination level in fiscal 1997. Attributing to the significant increase in loan volume was loans originated for sale in the secondary market. During fiscal 1998, loans originated for sale in the secondary market totaled $18.9 million, as compared to only $1.7 million in fiscal 1997, and loan sales increased from $1.9 million in fiscal 1997 to $18.9 million in fiscal 1998. During fiscal 1998 while market rates of interest were declining, loan originations and loan sales were at higher levels than in fiscal 1997. In order to accommodate the increased consumer demand for fixed-rate loans, loan sales were utilized more heavily in fiscal 1998 resulting in increased gains and origination activity. In addition to loans originated for sale, loans originated and purchased for the portfolio also increased during fiscal 1998 by $2.4 million, or 8.7%, from $27.2 million during fiscal 1997 to $29.6 million during fiscal 1998. As a result of this strong loan origination volume for the portfolio, the loan portfolio grew a robust 8.3%, from $66.8 million at June 30, 1997 to $72.4 million at June 30, 1998. Since 1992, the loan portfolio has grown by over $45 million, or 168%. Such growth in loans can be attributed to our strong lending operation, to an aggressive marketing and selling effort of our lending products and services to the communities we lend to and to the continual development and refinement of new and innovative lending programs that give us a more competitive advantage.

     Residential mortgage lending will continue to be a major area of opportunity for the Company. Looking ahead, we see opportunities to continue to grow our loan portfolio and to grow it at attractive spreads; however, such growth may be slowed somewhat if interest rates remain at historical lows and loan prepayments accelerate. If such a low interest rate scenario exists in the months ahead, selling residential mortgage loans in the secondary market will continue to be a major part of the Company's future plans. This practice enables the Company to enhance the management of its liquidity position, as well as effect changes in its asset and liability mix. As we move forward into fiscal 1999 and beyond, we expect to continue concentrating our efforts at increasing our lending presence into newer market areas, much like we did during the past twelve months. During fiscal 1998, we hired two new loan officers to help further our lending presence in Northern Kentucky and the west side of Cincinnati. In addition to expanding into newer markets, we also want to focus on further developing the rapidly growing Mason area, as there is much new home construction occurring in and around our branch facility. It is our continued goal to increase loan production and the level of loan retention, obtaining such goal mainly through customer deposit growth.

     The key to our growth is how well we manage it. With every new branch and every new product come new opportunities and new challenges. Changing technology continues to require investment to ensure that we are both efficient and cost effective. Our ability and willingness to accept and adopt new technologies and to quickly adapt to the ever-changing needs of our customers regarding our products and services will determine how successful we are in growing our business as we head into the next century. Keeping this in mind, we are not complacent with the current year's growth rate, as we continue to explore new branching possibilities and additional services to provide to our customers. During fiscal 1997, we invested in new loan origination software which gave us the capability of directly interfacing with the Federal Home Loan Mortgage Corporation (FHLMC), our primary source for selling loans. As loans originated for sale in the secondary market intensified during fiscal 1998, we began processing a significant amount of these loans through FHLMC's "Loan Prospector" system which gave us faster loan processing time and qualified potential borrowers who may not have normally qualified for low fixed-rate mortgage loans. Since we are one of the first companies to have this new secondary market technology in our local area, it gives us a distinct competitive advantage in marketing these types of loans. During fiscal 1998, we hired a Federal Housing Administration (FHA) Direct-Endorsed (DE) Underwriter and were approved by the Housing Urban Development (HUD) as a direct-endorsed lender to originate FHA loans. We also streamlined our entire underwriting process in order to obtain better efficiencies in delivering quality loan products and services to our customers. In the area of new deposit offerings, we extended our "free checking" program in fiscal 1998 to all of our branch offices as we continued placing a stronger emphasis on obtaining new checking customers. The goals for increasing checking accounts are to attract new core deposit customers, lower the average cost of funds and provide a strong volume of cross-selling opportunities for other company products. Finally, the Board of Directors and management made a commitment in fiscal 1998 to upgrade most of the teller terminals in our offices with an eye towards having all of the Company's internal computer systems fully functional for the year 2000. The upgrades were completed in July 1998 and will enhance our ability to offer better service to our customers. We are very excited about these advancements in technology and look forward to providing better service to our customers in the future. We believe that branching out into new markets and expanding and improving current services to our customers is essential so that Blue Ash can compete and grow amidst the ever-increasing technology of the financial services industry. Continued reinvestment of our earnings will help sustain this growth and maximize shareholder value.

     Additional efforts to improve shareholder value were initiated in fiscal 1998 by paying out for the first time ever quarterly cash dividends. In addition to realizing an annual return from net earnings of $4.28 per diluted share during fiscal 1998, quarterly cash dividends for the year of $.40 were paid out to each shareholder, bringing the total rate of return on each shareholder's initial investment of $10.00 per share to approximately 47% for the year ended June 30, 1998. As long as we continue to be successful in the years ahead, we will continue looking to enhance our shareholder value through the payment of quarterly cash dividends and increase the expected payout of such dividends in relation to our earnings growth.

     We are pleased to report that shareholders' equity totaled $8.7 million at June 30, 1998, or $41.55 per common share. As of June 30, 1998, Blue Ash's regulatory capital position has been built to a level that considerably exceeds all current federally-mandated minimum capital requirements. Blue Ash's regulatory capital at that date was almost two times greater than the most stringent of the minimum regulatory capital requirements.

     Our vision of the future sees an industry where not only competition, but ever-continuing change creates daily challenges and opportunities. Also of great importance is the ability to effectively compete with other financial services providers, an area where Towne Financial continues to be at somewhat of a disadvantage. With outdated, inequitable legislation, financial institutions continue to pay a regulatory price while credit unions, insurance companies and other financial entities face no such restrictions. We accept the fact that we will always have competitors; what we ask for is to compete as equals. We encourage our customers and shareholders to support fair and reasonable financial reform legislation as we approach the next century.

     Our strong growth and earnings performance in fiscal 1998 was achieved against a backdrop of an industry in flux, with continuing consolidation and new competitors on the horizon. In today's volatile environment, we are competing for customers not only with other financial institutions, but also with the major mutual fund companies, brokerage houses, credit card companies and insurers. In fiscal 1998, the blurring of the lines in the financial services industry began accelerating more rapidly. Not only did banks join together, but also numerous mergers of banks and brokerage houses, insurance companies and brokerages, and banks and credit card companies were announced or completed. We believe this trend will continue, and ultimately a dozen or so companies will hold a dominant share of the financial services business. The leaders in this new financial services industry will be those companies that find the most innovative ways to help customers simplify their financial lives. The industry, the consumer and the economy have changed and we will continue to do so as well. Operating efficiently and containing costs will be a key ingredient in our future success. We believe that Towne Financial's strength and prudent business approach enable us to compete successfully in today's business, regulatory and economic environment, as well as tomorrow's. To know where you are going, you have to have some idea where you have been. Over the years we have had the good fortune to grow and succeed. With the solid foundation established by Blue Ash's growth through operations and branch expansion, we feel confident looking toward the opportunities and challenges of the future.

     Our future remains challenging and quite exciting. We are encouraged by the opportunities that lie before us - new communities, new products, new customers and a new commitment to community banking. As always, we remain committed to greater service and greater achievement, as being part of a growing, successful company is extremely rewarding. We hope that you will continue to be a part of our success, and we truly thank you for your support, loyalty and trust in Towne Financial.

                                        Sincerely,



                                        /s/ William S. Siders
                                        William S. Siders
                                        Executive Vice President
                                        and Managing Officer

                    BUSINESS OF TOWNE FINANCIAL CORPORATION


     Towne Financial Corporation ("Towne Financial", or the "Corporation"), an Ohio corporation, is a unitary savings and loan holding company which owns all of the issued and outstanding common shares of The Blue Ash Building and Loan Company ("Blue Ash", or the "Company"), a savings and loan association incorporated under the laws of the State of Ohio. In 1992, Towne Financial acquired all of the common shares issued by Blue Ash upon its conversion from a mutual savings and loan association to a stock savings and loan association (the "Conversion"). Since the completion of this transaction, Towne Financial's activities have been limited primarily to holding the common shares of Blue Ash. Future references to the Corporation or the Company are utilized herein as the context requires.

     Blue Ash's overall operating philosophy has evolved from the fundamental goal of providing affordable home ownership for the communities it serves and providing a safe, competitive return for its depositors. Serving the Cincinnati, Ohio, area since 1908, Blue Ash conducts business from its main office at 4811 Cooper Road in Blue Ash, Ohio, and from three full-service branch offices located in Mason, Cherry Grove and Amelia. Specifically, Blue Ash considers its principal market areas to be the northeastern and eastern areas of Cincinnati, Ohio. During fiscal 1998, Blue Ash increased its lending presence in Northern Kentucky and the western side of Cincinnati by increasing its advertising and marketing efforts in those areas and by hiring two new loan officers for purpose of originating loans there. In addition to the Company's efforts to continue expanding operations into new markets and increasing the Company's assets and profitability, Blue Ash continued to expand and improve its customer retail services during fiscal 1998 in order to successfully compete in today's ever-changing business and economic environment. Blue Ash actively utilized the Federal Home Loan Mortgage Corporation "Loan Prospector" system for processing secondary market loans, which it had invested in during fiscal 1997. By utilizing this system, more potential loan borrowers qualified for low fixed-rate mortgage loans and greater time efficiencies were realized for the benefit of the loan customer, both of which gave Blue Ash a distinct competitive advantage. Blue Ash also extended its "free checking" program to all its offices during fiscal 1998 in order to continue attracting new customers and obtain a greater volume of lower cost core deposits.

     As a community-oriented financial institution, Blue Ash offers a range of retail banking services to residents of the Greater Cincinnati area through its four offices. Blue Ash is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to originate first mortgage loans secured by one-to-four family residential real estate located in Blue Ash's lending area. Blue Ash also originates loans for the construction of one-to-four family residential real estate, loans secured by multi-family (over four units) real estate, nonresidential real estate, land, home equity line of credit loans secured by residential real estate, passbook and secured consumer loans. Blue Ash also invests in U.S. Government and agency obligations, corporate debt securities, municipal obligations, interest-bearing deposits and certificates of deposit in other financial institutions, federal funds sold, government guaranteed mortgage-backed and related securities and other investments permitted by applicable law. Funds for lending and other investments are obtained primarily from savings deposits, borrowings, loan repayments and proceeds from the sale of loans in the secondary market. Blue Ash's revenues are primarily derived from interest income on real estate loans, interest income on mortgage-backed and related securities, gain on sale of loans in the secondary market, and to a lesser extent, interest income on investments and interest-bearing deposits, servicing fee income on loans sold, fees from lending and deposit activities, gain on sale of securities designated as available for sale, and gain on sale of real estate acquired through foreclosure and other assets. Blue Ash's most significant expenses are interest on deposits and borrowings and administrative expenses related to personnel, occupancy and equipment, federal deposit insurance premiums, data processing services, franchise taxes, advertising and federal income taxes.

     As a savings and loan holding company, Towne Financial is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings and loan association incorporated under the laws of the State of Ohio, Blue Ash is subject to regulation, supervision and examination by the OTS, the Federal Deposit Insurance Corporation (the "FDIC") and the Ohio Division of Financial Institutions (the "Division"). Deposits in Blue Ash are insured up to the applicable limits by the Savings Association Insurance Fund (the "SAIF") of the FDIC. Blue Ash is also a member of the Federal Home Loan Bank of Cincinnati (the "FHLB") and is further subject to certain regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") governing reserves required to be maintained against deposits and certain other matters. The business and regulation of Blue Ash are also subject to legislative changes from time to time.

                      MARKET FOR TOWNE FINANCIAL'S COMMON
                   SHARES AND RELATED SECURITY HOLDER MATTERS


     There were 208,500 common shares of Towne Financial outstanding on September 9, 1998, held of record by approximately 125 shareholders. At the present time, there is no active public trading market for the Corporation's common shares. The common shares are listed over-the-counter through the National Daily Quotation Bureau, Inc.

     Towne Financial had not declared or paid any cash dividends through June 30, 1997. On August 20, 1997, however, Towne Financial declared its first ever quarterly cash dividend of $.10 per share. During fiscal 1998, there were a total of four quarterly cash dividends of $.10 per share declared and paid on 208,500 outstanding common shares totaling $.40 per share, or $84,000. Dividends are paid based upon the determination of the Board of Directors of the Corporation that such payments are consistent with the short-term and long-term interests of Towne Financial. The factors affecting this determination include Towne Financial's current and projected earnings, operating results, financial condition, regulatory restrictions, future growth plans and other relevant factors.

     The principal source of earnings to Towne Financial on an unconsolidated basis consists of dividends, if any, on Blue Ash's stock paid to Towne Financial. Consequently, declarations of cash dividends by Towne Financial will depend upon dividend payments by Blue Ash to Towne Financial, which payments are subject to various restrictions. During fiscal 1998, Blue Ash declared capital distributions in the form of dividends of $150,000 to be distributed to Towne Financial for the payment by Towne Financial of cash dividends to its shareholders and for other general corporate purposes.

     In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings and loan associations. Under OTS regulations applicable to converted savings associations, Blue Ash is not permitted to pay a cash dividend on its common shares if Blue Ash's regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the Liquidation Account (the account established for the purpose of granting a limited priority claim on the assets of Blue Ash in the event of a complete liquidation to those members of Blue Ash before the conversion who maintain a savings account at Blue Ash after the conversion) or applicable regulatory capital requirements prescribed by the OTS.

     As a condition to regulatory approval of the stock conversion and reorganization to the holding company form of organization, Blue Ash agreed to limit the amount of dividends payable to Towne Financial. Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to a proposed capital distribution (including a dividend) has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the sum of (i) 100% of its net earnings to date during the calendar year, plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the calendar year or (ii) 75% of its net earnings for the most recent four quarters. Savings associations with total capital in excess of the fully phased-in capital requirement that have been notified by the OTS that they are in need of more than normal supervision will be subject to restrictions on dividends. A savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS.

     Blue Ash currently meets its fully phased-in capital requirement and, unless the OTS determines that Blue Ash is an institution requiring more than normal supervision, Blue Ash may pay dividends in accordance with the foregoing provisions of the OTS regulations. Unrestricted retained earnings of Blue Ash at June 30, 1998, available for payment of dividends to Towne Financial under the foregoing regulations, were at least $2.3 million.

                             SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

     The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding Towne Financial at the dates and for the years indicated. The consolidated financial information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein. For additional information about the Corporation, reference is also made to "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Selected consolidated financial
condition and other data:
                                                         At June 30,
                                    ------------------------------------------------------
                                      1998        1997         1996       1995      1994
                                    --------    --------     -------    -------    -------
                                                   (Dollars in thousands)
Total Amount of:
  Assets                            $117,790    $102,558     $92,214    $79,484    $69,405
  Interest-bearing deposits (1)        5,485       1,613       2,756      2,477      1,367
  Investment securities
    designated as available for
    sale - at market                     809         ---         ---        ---        ---
  Investment securities held to
    maturity - at amortized cost         809       1,399       1,300        500      1,228
  Mortgage-backed securities
    designated as available
    for sale - at market              18,354      15,269      15,680     11,803      8,959
  Mortgage-backed securities
    held to maturity - at
    amortized cost                    14,641      11,463      11,948     13,173     14,607
  Loans receivable - net (2)          72,358      66,817      55,071     45,783     38,771
  Deposits                            94,988      81,794      75,618     59,784     52,031
  Advances from the Federal
    Home Loan Bank                    12,674      12,000       8,424      8,318     10,000
  Obligations for securities
    sold under agreements to
    repurchase                           ---         ---         ---      3,504        ---
  Shareholders' equity - net,
    restricted (3)                     8,663       7,638       7,157      6,883      6,357

Number of:
  Real estate loans
    outstanding (4)(5)                 1,007         960         853        749        644
  Deposit accounts                     8,198       7,521       7,609      6,772      6,239
  Full-service offices                     4           4           4          4          3

_________________________
Footnotes on page 13

                                                            Year ended June 30,
                                         ----------------------------------------------------------
                                          1998         1997         1996         1995         1994
                                         ------       ------       ------       ------       ------
                                                   (In thousands, except per share data)
Summary of earnings:
  Interest income                        $8,462       $7,192       $6,410       $5,090       $4,564
  Interest expense                        5,396        4,461        4,063        2,859        2,593
                                         ------       ------       ------       ------       ------
  Net interest income                     3,066        2,731        2,347        2,231        1,971

  Provision for losses on loans              24           18           11           --           30
                                         ------       ------       ------       ------       ------
  Net interest income after
    provision for losses on loans         3,042        2,713        2,336        2,231        1,941
  Other income                              500          212          470          262          207
  General, administrative and
    other expense                         2,108        2,359        2,001        1,873        1,673
                                         ------       ------       ------       ------       ------
  Earnings before federal income
    taxes and cumulative effect of
    changes in accounting methods         1,434          566          805          620          475

  Federal income taxes                      496          201          284          229          142
                                         ------       ------       ------       ------       ------
  Earnings before cumulative effect
    of changes in accounting methods        938          365          521          391          333
  Cumulative effect of changes in
    accounting methods (6)                   --           --           --           --          299
                                         ------       ------       ------       ------       ------
  Net earnings                           $  938       $  365       $  521       $  391       $  632
                                         ======       ======       ======       ======       ======
Basic earnings per share (7):
  Earnings before cumulative
    effect of changes in
    accounting methods                   $ 4.50       $ 1.75       $ 2.51       $ 1.89       $ 1.61
  Cumulative effect of changes
    in accounting methods                    --           --           --           --         1.44
                                         ------       ------       ------       ------       ------
  Net earnings                           $ 4.50       $ 1.75       $ 2.51       $ 1.89       $ 3.05
                                         ======       ======       ======       ======       ======
Diluted earnings per share (7):
  Earnings before cumulative
    effect of changes in
    accounting methods                   $ 4.28       $ 1.69       $ 2.44       $ 1.86       $ 1.61
  Cumulative effect of changes
    in accounting methods                    --           --           --           --         1.44
                                         ------       ------       ------       ------       ------
  Net earnings                           $ 4.28       $ 1.69       $ 2.44       $ 1.86       $ 3.05
                                         ======       ======       ======       ======       ======

________________________________
Footnotes on page 13

(1) Includes federal funds sold, interest-bearing deposits in other financial institutions, certificates of deposit in other financial institutions and Federal Home Loan Bank stock.


(2) Includes loans held for sale, which are recorded at the lower of cost or market value.


(3) See Notes I and K of Notes to Consolidated Financial Statements regarding restrictions on equity.


(4)  Includes home equity line of credit loans.


(5) Whole mortgage loans serviced by Blue Ash and sold in the secondary market are not included.


(6)  Includes cumulative effect of changes in accounting for income taxes
     (SFAS No. 109) and investments in certain debt and equity securities (SFAS No. 115).


(7) All earnings per share amounts reflect the implementation of Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share," which establishes new standards for computing and presenting earnings per share. SFAS No. 128 requires institutions to present basic earnings per share and, if applicable, diluted earnings per share, respectively. Effective during the year ended June 30, 1998, the Corporation began presenting earnings per share pursuant to the provisions of SFAS No. 128. All earnings per share data relating to prior years have been restated to conform to the provisions of the Statement. For additional information, see Note A-13 of Notes to Consolidated Financial Statements.



                                          At or for the Year ended June 30,
                                     ------------------------------------------
Selected Financial Ratios (1):        1998     1997     1996     1995     1994
                                     ------   ------   ------   ------   ------

Interest rate spread (2):
     Average during year               2.68%    2.80%    2.66%    3.16%    2.72%
     End of year                       2.48     2.75     2.52     2.73     2.91

Net yield on average
     interest-earning assets           2.89     2.99     2.86     3.30     2.85

Average interest-earning assets
     as a percentage of average
     interest-bearing liabilities    104.06   103.86   104.04   103.21   103.58

Return on equity (net earnings
     divided by average equity) (3)   11.54     4.99     7.28     6.03    10.42

Return on assets (net earnings
     divided by average total
     assets) (3)                       0.84     0.38     0.60     0.54     0.85

Equity-to-assets ratio (average
     equity divided by average
     total assets)                     7.27     7.57     8.19     8.89     8.18

Allowance for loan losses as a
     percentage of non-performing
     loans at end of year             29.83    60.55    34.22    72.85    36.85

Allowance for loan losses as a
     percentage of total loans
     at end of year                    0.36     0.37     0.42     0.48     0.57

Non-performing loans as a
     percentage of total loans
     at end of year (4)                1.22     0.60     1.23     0.66     1.54

Non-performing assets as a
     percentage of total assets
     at end of year (4)                0.75     0.39     0.73     0.38     1.10

General, administrative and other
     expense as a percentage of
     average total assets (3)          1.88     2.44     2.29     2.56     2.26

Overhead efficiency ratio (3)(5)      59.51    80.65    71.31    75.13    77.89

________________________________
Footnotes on page 15

(1) With the exception of end of year ratios, all ratios are based on average monthly balances during the years presented.


(2) Interest rate spread represents the difference between the weighted-average yield earned on interest-earning assets and the weighted-average rate paid on interest-bearing liabilities.


(3) Before consideration of the non-recurring charge incurred in fiscal 1997 for the SAIF recapitalization assessment, the ratios set forth above would have been as follows for the year ended June 30, 1997:

     Return on equity                 8.29%
     Return on assets                 0.63%
     General, administrative and
       other expense as a percentage
       of average total assets        2.06%
     Overhead efficiency ratio       68.14%


(4) Non-performing loans consist of nonaccrual loans and accruing loans that are contractually past due 90 days or more, and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.


(5) The overhead efficiency ratio is equal to general, administrative and other expense as a percentage of the sum of net interest income after provision for losses on loans and other income.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Towne Financial's activities have been limited primarily to holding the common shares of Blue Ash since acquiring such common shares in connection with the Conversion. Prior to completion of the Conversion, the Corporation did not own any material assets or transact any material business. At June 30, 1998, on an unconsolidated basis, Towne Financial had no significant assets other than the capital stock of Blue Ash and had no significant liabilities. Consequently, the following discussion and analysis focuses primarily on the financial condition and results of operations of Blue Ash.


                        FORWARD-LOOKING STATEMENTS

     In the following pages, management presents an analysis of Towne Financial's consolidated financial condition as of June 30, 1998, and the consolidated results of operations for the year ended June 30, 1998, as compared to prior years. In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, Towne Financial's operations and Towne Financial's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in Towne Financial's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

     1. Management's analysis of the interest rate risk of Blue Ash as set forth under "Asset and Liability Management;"

     2. Management's discussion of the liquidity of Blue Ash's assets and the regulatory capital of Blue Ash as set forth under "Liquidity and Capital Resources;"

     3. The discussion of the anticipated effect of legislation that has or may be enacted as set forth under "Potential Impact on Future Results of Operations of Current and Pending Legislation;"

     4. Management's assessment of the risks of potential problems that could arise from the failures of computer systems and programming to recognize the year 2000 as set forth under "Year 2000 Compliance Issues;"

     5. Management's opinion as to the effects of recent accounting pronouncements on Towne Financial's consolidated financial statements as set forth under "Effect of Recent Accounting Pronouncements;" and

     6. Management's determination of the amount and adequacy of the allowance for loan losses as set forth under "Comparison of Financial Condition at June 30, 1998 and 1997," and "Comparison of Results of Operations for the Years Ended June 30, 1998 and 1997."


                                    GENERAL

     Blue Ash is primarily engaged in the business of attracting savings deposits from the general public and investing such funds in real estate loans. Blue Ash offers a full range of real estate lending, including construction and permanent financing for residential, multi-family and nonresidential properties. Additional real estate loans for second mortgages and home equity lines of credit are marketed as well. To attract loan customers, Blue Ash aggressively pursues relationships with realtors serving its lending area to communicate the various lending programs and rates currently being offered. Blue Ash also stresses its ability to quickly approve and close loans. Advertisements in local newspapers and promotions to savings customers are also used to generate loan activity. Management feels it is offering a variety of innovative loan programs designed to fit the needs of the community. Programs designed to meet the credit needs of its lending area include: (i) conventional mortgage loans for the purchase and refinancing of single and multi-family dwellings which include 15 and 30-year fixed-rate loans and one, two, three and five-year adjustable-rate loans; (ii) one-year adjustable-rate mortgage loans secured by one-to-four family residential real estate that can be converted to fixed-rate mortgages; (iii) one, two, three and five-year adjustable and fixed-rate conventional mortgage loans for the purchase of developed building lots by individuals and builders; (iv) 30-year fixed-rate loans on nonowner-occupied one-to-four family residential investment properties; (v) short-term (six months to one year) construction loans for the construction of single and multi-family dwellings and nonresidential properties; (vi) permanent adjustable-rate mortgage loans on nonresidential properties, including a ten-year/one-year adjustable rate mortgage loan; (vii) 15-year fixed-rate mortgage loans with a twenty year amortization period on multi-family and nonresidential properties; (viii) monthly adjustable-rate line of credit loans secured by residential and nonresidential property; and (ix) loans to individuals with deposit instruments and securities as collateral. In addition to investing in real estate loans, Blue Ash also invests in U.S. Government and agency obligations, corporate debt securities, municipal obligations, interest-bearing deposits and certificates of deposit in other financial institutions, federal funds sold, government guaranteed mortgage-backed and related securities and other investments permitted by applicable law.

     Blue Ash faces strong competition both in making real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks and mortgage bankers who also make loans secured by real estate located in Blue Ash's lending area. Blue Ash competes for real estate loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates and the quality of services it provides to borrowers. Blue Ash faces substantial competition in attracting deposits from other savings institutions, commercial banks, money market and mutual funds, and credit unions in its lending area, including many large institutions which have greater financial and marketing resources available to them. The ability of Blue Ash to attract and retain deposits depends on its ability to provide an investment opportunity that satisfies the requirements of investors as to rate of return, liquidity, risk and other factors. Blue Ash competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours, convenient branch locations with inter-branch deposit and withdrawal privileges and 24-hour ATM drive-up services.

     Blue Ash's profitability is primarily dependent upon its net interest income, which is the difference between interest income on its loan, mortgage-backed and investment portfolios and interest paid on deposits and other borrowed funds. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. Blue Ash's profitability is also affected by the provision for loan losses as well as the level of other income and other expense. Other income consists primarily of service charges and gains on the sale of loans and other assets. General, administrative and other expense includes salaries and employee benefits, occupancy and equipment expenses, federal deposit insurance premiums, state franchise taxes, data processing expenses, advertising expenses and miscellaneous other operating expenses.

     The operating results of Blue Ash are also affected by general economic conditions, the monetary and fiscal policies of federal agencies and the regulatory policies of agencies that regulate financial institutions. Blue Ash's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which, in turn, is affected by the interest rates at which such loans are made, general economic conditions and the availability of funds for lending activities.

     Blue Ash's current business strategy is to operate as a well-capitalized, profitable and independent community-oriented savings association dedicated to financing home ownership and providing quality service to its customers. Blue Ash has sought to implement this strategy in recent years by: (i) closely monitoring the needs of customers and providing personal, quality customer service; (ii) emphasizing the origination of both one-to-four and multi-family residential mortgage loans in the Company's lending area; (iii) prudently growing and expanding its earnings base through branch expansion and acquisitions; (iv) minimizing interest rate risk exposure through the constant matching of asset and liability maturities and rates; (v) increasing residential and non-residential lending while maintaining high asset quality in the loan portfolio; (vi) maintaining a strong retail deposit base; and (vii) maintaining capital in excess of regulatory requirements.


                         ASSET AND LIABILITY MANAGEMENT

     The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Blue Ash's interest rate spread, which is the difference between the rates received on assets and the rates paid on liabilities, is the principal determinant of income. The interest rate spread, and therefore net interest income, can vary considerably over time because asset and liability repricing do not coincide. Moreover, the long-term or cumulative effect of interest rate changes can be substantial. Interest rate risk is defined as the sensitivity of an institution's earnings and net asset value to changes in interest rates. In general, financial institutions are vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets.

     The measurement and analysis of Blue Ash's exposure to changes in the interest rate environment is referred to as asset and liability management. Blue Ash's Board of Directors has formulated and implemented asset and liability management policies designed to better match the maturities and repricing terms of Blue Ash's interest-earning assets and interest-bearing liabilities in order to minimize the adverse effects on Blue Ash's results of operations of material and prolonged increases in interest rates. Such management policies are designed to accomplish Blue Ash's principal financial objective of enhancing long-term profitability while reducing its interest rate risk. The principal elements of such policies are to: (i) emphasize the origination and purchase of adjustable-rate mortgage loans subject to market conditions; (ii) maintain excess liquidity in relatively short-term, interest-bearing instruments; (iii) maintain a substantial portion of its investments and mortgage-backed securities in instruments having adjustable interest rates;
(iv) sell fixed-rate mortgage loans to the extent practicable; (v) maintain high levels of capital and strong asset quality; (vi) attract transaction accounts which are considered to be more resistant to changes in interest rates than certificate of deposit accounts; and (vii) lengthen the maturity of its liabilities by seeking longer-term deposits and borrowings when practicable.

     As a result of implementing these asset and liability initiatives and managing its exposure to changes in interest rates, Blue Ash has generally acquired for its portfolio adjustable-rate assets; however, during fiscal 1997 and 1998, Blue Ash's loan portfolio has shifted more towards fixed-rate loans in the portfolio as a result of a change in strategy adopted by the Board of Directors and management to hold fixed-rate loans in the loan portfolio to the extent practicable. At June 30, 1998, $36.4 million, or 50.3%, of Blue Ash's loan portfolio consisted of adjustable-rate loans and $30.0 million, or 89.9%, of Blue Ash's mortgage-backed securities portfolio consisted of adjustable-rate mortgage-backed and related securities. At June 30, 1997, $41.3 million, or 61.9%, of Blue Ash's loan portfolio consisted of adjustable-rate loans and $24.8 million, or 92.9%, of Blue Ash's mortgage-backed securities portfolio consisted of adjustable-rate mortgage-backed and related securities. As market conditions and exposure to interest rate changes dictate, Blue Ash will continue to originate for sale in the future certain fixed-rate residential loans it deems necessary in order to minimize its interest rate risk exposure. The Board of Directors and management regularly re-evaluate market conditions as well as relevant regulatory considerations with a view to establishing a desired level of interest rate sensitivity and identifying methods of achieving such desired levels. As a result of these efforts, Blue Ash's one year "gap" (the difference between interest-earning assets deemed to mature or reprice in one year and the amount of interest-bearing liabilities deemed to reprice during such year) was a negative 1.7% of total assets at June 30, 1998. Thus, decreases in interest rates during this time period would generally increase Blue Ash's net interest income, while increases in interest rates would generally decrease Blue Ash's net interest income.

     A negative gap leaves Blue Ash's earnings vulnerable to rising interest rates because when interest rates are rising the interest income earned on assets may increase more slowly than the interest expense paid on Blue Ash's liabilities as interest-bearing liabilities reprice at a faster pace than interest-earning assets. A decrease in interest rates would be expected to cause interest income to decline more slowly than interest expense. However, despite Blue Ash's negative gap, certain limitations are inherent when analyzing its gap position. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in the market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets such as adjustable-rate mortgage loans have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and decay rates would likely deviate significantly from those assumed in calculating the gap. Finally, the ability of many borrowers to afford the payments on their adjustable-rate mortgage loans may decrease in the event of an interest rate increase.

     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. One method utilized by Blue Ash to monitor its interest rate risk has been the analytical review of interest rate risk reports prepared by the OTS. Such reports provide a detailed evaluation of Blue Ash's net portfolio value within different interest rate scenarios and analyze Blue Ash's interest rate sensitivity gap, which is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that same period. A positive gap occurs when interest-earning assets exceed interest-bearing liabilities repricing during a designated time period. Conversely, a negative gap occurs when interest-bearing liabilities exceed interest-earning assets repricing within a designated time period. During a period of falling interest rates therefore, the net interest income of an institution with a positive gap may be adversely affected due to its interest-earning assets repricing to a greater extent than its interest-bearing liabilities, while an institution with a negative gap would likely have an opposite result. Conversely, during a period of rising interest rates, the net interest income of an institution with a positive gap position may increase since it is able to increase the yield on its interest-earning assets more rapidly than the cost of its interest-bearing liabilities, while an institution with a negative gap would likely have an opposite result.

     Management presently monitors and evaluates the potential impact of interest rate changes upon the market value of Blue Ash's portfolio equity and the level of net interest income on a quarterly basis. The OTS adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. The OTS has indicated that no institution will be required to deduct an interest rate risk component from capital for purposes of computing the risk-based capital requirement until further notice. In general, institutions which have risk-based capital in excess of 12% and assets under $300 million are exempt from the new requirement unless the OTS requires otherwise. The OTS will continue, however, to closely monitor the level of interest rate risk at individual institutions and retains the authority, on a case-by-case basis, to impose a higher individual minimum capital requirement for individual institutions with significant interest rate risk. At June 30, 1998, Blue Ash had total assets of $117.8 million and risk-based capital in excess of 14.8% which would have qualified Blue Ash for this exemption had the new requirements been in effect at such date.

     At June 30, 1998, 2% of the present value of Blue Ash's assets was approximately $2.4 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $2.9 million at June 30, 1998, Blue Ash would have been required to deduct $230,000 (50% of the $459,000 difference) from its capital in determining whether Blue Ash met its risk-based capital requirement. Despite such reduction, however, Blue Ash's risk-based capital at June 30, 1998, if the new interest rate risk requirements were in effect, would still have exceeded the regulatory requirement by approximately $3.7 million, or 6.4%.

     The following table presents Blue Ash's NPV as of June 30, 1998 as calculated by the OTS, based on information provided to the OTS by Blue Ash.


                             NET PORTFOLIO VALUE


                                     Estimated
  Change in                           NPV as a
interest rates       Estimated       percentage         Amount
(basis points)          NPV          of assets        of change       Percent

     +400             $ 4,757           4.35%          $(7,446)        (61)%
     +300               7,242           6.42            (4,961)        (41)
     +200               9,326           8.04            (2,877)        (24)
     +100              11,072           9.33            (1,131)        ( 9)
       --              12,203          10.09                --          --
     -100              12,744          10.40               541           4
     -200              12,916          10.43               713           6
     -300              13,210          10.55             1,007           8
     -400              13,709          10.81             1,506          12

     In managing its asset and liability mix, Blue Ash may, at times -- depending on the relationship between long and short-term interest rates, market conditions and consumer preference -- place somewhat greater emphasis on maximizing its interest rate spread than on strictly matching the interest rate sensitivity of its assets and liabilities. The Board of Directors believes that the increased net earnings resulting from a modest mismatch in the maturity of its asset and liability portfolios can, during periods of stable interest rates, provide high enough returns to justify the increased exposure which can result from such a mismatch. In view of its positive gap position at the time and other factors previously discussed, Blue Ash changed its strategy with respect to fixed-rate mortgage loans in fiscal 1996. Instead of originating for sale all residential fixed-rate loans, management elected to portfolio fixed-rate loans subject to certain interest rate risk limitations. This change in strategy was largely due in part to the Board of Directors' and management's desire to maximize, to the extent practicable, Blue Ash's interest rate spread and core earnings. As a result of originating fixed-rate loans for the portfolio in fiscal 1996 and continuing so in fiscal 1997 and 1998, Blue Ash's overall sensitivity to changes in interest rates increased from fiscal 1996 to fiscal 1998, and its overall one year gap went from a positive 3.9% at June 30, 1996 to a negative 1.7% at June 30, 1998; however, during fiscal 1998, Blue Ash's overall one year gap position improved from a negative 9.5% at June 30, 1997 to a negative 1.7% at June 30, 1998. By adopting a strategy of holding fixed-rate loans for the portfolio to the extent practicable, the Board of Directors and management anticipated such an increase in interest rate exposure ratios and a negative one year gap position and were willing to accept those things in exchange for improving Blue Ash's interest rate spread and overall profitability in fiscal 1997 and 1998.
At June 30, 1998 there would have been a decrease in Blue Ash's NPV of approximately 24% of the present value of its assets, assuming a 200 basis point increase in interest rates. At June 30, 1997, a 200 basis point increase in interest rates would have produced a decline of approximately 30% in the present value of its assets. The reduced risks at June 30, 1998 associated with interest rate sensitivity was attributed to management's strong efforts in lengthening the maturities of its certificate of deposit accounts and borrowings from the FHLB during a low interest rate environment. While interest-bearing liabilities increased by $13.8 million, or 14.7%, during fiscal 1998, those liabilities repricing or maturing in the one year or less categories actually declined by $1.1 million, or 1.7%. At June 30, 1998, the Board of Directors had a mandated target range for Blue Ash's interest rate sensitivity gap for a 200 basis point increase in interest rates of (30%). As indicated in the table above, Blue Ash operated within this target range during fiscal 1998.


                      LIQUIDITY AND CAPITAL RESOURCES

     Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings withdrawals and pay operating expenses. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost, and have contingency plans to meet unanticipated funding needs or the loss of a funding source.

     Blue Ash's liquidity is a product of its operating, investing and financing activities. These activities are summarized below for the years ended June 30, 1998, 1997 and 1996.

                                             For the Years ended
                                                    June 30,
                                     ------------------------------------
                                       1998          1997           1996
                                     -------       -------        -------
Net earnings for the year            $   938       $   365        $   521
  Adjustments to reconcile
  net earnings to net cash
  provided by (used in)
  operating activities                  (232)          350        ( 1,245)
                                     -------       -------        -------
Net cash provided by (used in)
  operating activities                   706           715        (   724)
Net cash used in
  investing activities               (11,731)      (11,428)       (11,713)
Net cash provided by
  financing activities                13,948         9,817         12,535
                                     -------       -------        -------
Net increase (decrease) in
  cash and cash equivalents            2,923          (896)            98
Cash and cash equivalents
  at beginning of year                 2,715         3,611          3,513
                                     -------       -------        -------
Cash and cash equivalents
  at end of year                     $ 5,638       $ 2,715        $ 3,611
                                     =======       =======        =======

     The primary investing activities of Blue Ash include investing in loans and mortgage-backed securities. The origination of loans and purchases of mortgage-backed securities have recently been funded primarily from loan and mortgage-backed securities repayments, sales of loans and mortgage-backed securities, maturities of investment securities and proceeds from deposits and borrowings. During the year ended June 30, 1998, purchases of mortgage-backed securities totaled $17.6 million, loans receivable and loans held for sale increased by $5.6 million, customer deposits increased by $13.2 million and borrowings increased by $644,000. During the year ended June 30, 1997, purchases of mortgage-backed securities totaled $2.0 million, loans receivable and loans held for sale increased by $11.7 million, customer deposits increased by $6.2 million and borrowings increased by $3.6 million. During the year ended June 30, 1996, purchases of mortgage-backed securities totaled $16.5 million, loans receivable and loans held for sale increased by $9.3 million and customer deposits increased by $15.8 million, while borrowings declined by $3.4 million.

     Blue Ash's primary sources of funds are deposits, borrowings, sales of mortgage loans, sales of investments and mortgage-backed securities, maturities of investment securities, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities and funds provided by operations. While scheduled loan and mortgage-backed securities amortization and maturing interest-bearing deposits and investment securities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by economic conditions, the general level of interest rates and competition. Blue Ash manages the pricing of its deposits to maintain a deposit base deemed appropriate and desirable. Blue Ash invests excess funds in FHLB overnight deposits, federal funds sold and other short-term interest-earning assets which provide liquidity to meet lending requirements. The particular sources of funds utilized by Blue Ash from time to time are selected based on comparative costs and availability. Blue Ash has at various times decided not to pay rates on deposits as high as the rates paid by its thrift and bank competitors. As a result, Blue Ash has borrowed funds from the FHLB of Cincinnati and from other commercial banks. In addition, Blue Ash has selectively obtained brokered deposits and other out-of-state monies as a supplement to its local deposits when such funds are attractively priced in relation to the local market. At June 30, 1998, Blue Ash had outstanding $12.7 million in advances from the FHLB, $30,000 outstanding on a loan for the Employee Stock Ownership Plan ("ESOP") from an independent third party and $5.8 million in outstanding brokered deposits and other out-of-state funds. During fiscal 1995, as another alternative funding source,

Blue Ash entered into reverse repurchase agreements, or collateralized borrowings, with the Federal National Mortgage Association ("Fannie Mae"). A reverse repurchase agreement (or "repo") is defined as a transaction involving the sale of securities with an agreement to repurchase the exact same securities at a pre-negotiated price on a predetermined future date. In practice, repos allow Blue Ash to borrow funds at a fixed or floating rate using its investments and mortgage-backed securities as collateral. Liquidity can be added to Blue Ash's portfolio without parting with the specific assets. At June 30, 1995, Blue Ash had outstanding borrowings under reverse repurchase agreements of $3.5 million. During fiscal 1996, all outstanding borrowings under reverse repurchase agreements were repaid in full.

     The OTS requires minimum levels of liquid assets. OTS regulations presently require Blue Ash to maintain specified levels of "liquid" investments in qualifying types of United States Government and agency obligations and other permissible investments having certain maturity limitations and marketability requirements. Such minimum requirement, which was revised by the OTS in fiscal 1998, is an amount equal to 4% of the sum of Blue Ash's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Blue Ash may rely if necessary to fund deposit withdrawals and other short-term funding needs.

     The liquidity of Blue Ash, as measured by the ratio of cash, cash equivalents (not committed, pledged or required to liquidate specific liabilities) and qualifying investments, mortgage-backed securities and loans to the sum of net withdrawable savings plus borrowings payable within one year, was 52.9% at June 30, 1998. At June 30, 1998, Blue Ash's "liquid" assets totaled approximately $40.0 million, which was approximately $37.0 million in excess of the current $3.0 million OTS minimum requirement at such date. Blue Ash believes that the Company's liquidity posture at June 30, 1998 was adequate to meet outstanding loan commitments and other cash requirements.

     Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as FHLB of Cincinnati overnight deposits, time deposits or federal funds sold. On a longer-term basis, Blue Ash maintains a strategy of investing in various mortgage-backed and related securities and lending products. During the year ended June 30, 1998, Blue Ash used its sources of funds primarily to meet its ongoing commitments to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain its portfolio of investments and mortgage-backed and related securities. At June 30, 1998, Blue Ash had total outstanding commitments of approximately $1.8 million to originate residential one-to-four family real estate loans, $565,000 to originate a land development loan, $252,000 to originate a residential multi-family loan and $71,000 to originate a nonresidential real estate loan. At the same date, commitments under unused lines of credit secured by one-to-four family residential property amounted to $2.9 million, commitments under unused lines of credit secured by nonresidential real estate totaled $37,000 and the unadvanced portion of loans in process and undisbursed loans approximated $2.6 million. Blue Ash also had $2.0 million in loans committed to be sold in the secondary market at June 30, 1998. Of these loans, $882,000 were originated on or prior to June 30, 1998 and classified as held for sale. Additionally, Blue Ash committed to purchase approximately $1.8 million in investment securities designated as available for sale at June 30, 1998. As an additional liquidity source, Blue Ash has a $5.0 million line of credit facility with the FHLB of Cincinnati, which it renewed for another year during fiscal 1998. There were no amounts outstanding under such facility at June 30, 1998. Certificates of deposit scheduled to mature in one year or less at June 30, 1998 totaled $53.4 million. Management of Blue Ash believes that the Company has adequate resources, including principal prepayments, repayments of loans and mortgage-backed securities and other funding sources such as FHLB advances and repos, to fund all of its commitments to the extent required and to meet and exceed its foreseeable short-term and long-term liquidity needs. Blue Ash could also decide to raise funds through the sale of loan products or available for sale securities. In addition, although Blue Ash has extended commitments to fund loans or lines of credit, historically, Blue Ash has not been required to fund all of its outstanding commitments. Management believes that a significant portion of maturing deposits will remain with Blue Ash as it can adjust the rates of certificates of deposit in order to retain such deposits in changing interest rate environments; however, there can be no assurance that Blue Ash can retain all such deposits.

     Blue Ash is subject to minimum regulatory capital standards promulgated by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on Blue Ash's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Blue Ash must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Blue Ash's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement mandates maintenance of shareholders' equity less all intangible assets equal to 1.5% of adjusted total assets. The core capital requirement provides for the maintenance of tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets equal to 3.0% of adjusted total assets, while the risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets, as defined by OTS regulations.

     Management has determined that Blue Ash is in compliance with each of the three capital requirements at June 30, 1998. Specifically, Blue Ash's tangible and core capital of $8.3 million, or 7.1% of total adjusted assets, exceeded the respective minimum requirements of $1.8 million and $3.5 million at that date by approximately $6.5 million, or 5.6% of total adjusted assets, and $4.8 million, or 4.1% of total adjusted assets. Additionally, Blue Ash's risk-based capital of approximately $8.6 million at June 30, 1998, or 14.8% of risk-weighted assets (including a general loan loss allowance of $264,000), exceeded the current 8.0% requirement of $4.7 million by approximately $3.9 million, or 6.8% of risk-weighted assets.

     The OTS has proposed an amendment to the core capital requirement that would increase the minimum requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to Blue Ash's excess regulatory capital position if the proposal is adopted in its present form.


                    IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements of Towne Financial and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Towne Financial's operations.

     Unlike most industrial companies, virtually all of the assets and liabilities of Towne Financial are monetary in nature. As a result, interest rates generally have a more significant impact on Towne Financial's performance than do the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services. In the current interest rate environment, the liquidity and maturity structures of Towne Financial's assets and liabilities are critical to the maintenance of acceptable performance levels.


                POTENTIAL IMPACT ON FUTURE RESULTS OF OPERATIONS
                       OF CURRENT AND PENDING LEGISLATION

     Legislation repealing the percentage of earnings bad debt reserve provisions of the Internal Revenue Code previously applicable to qualifying thrift institutions was enacted into law in fiscal 1997. The legislation, which is part of The Small Business Job Protection Act of 1996 (the "Jobs Act"), requires all thrift institutions to pay tax on or recapture their excess bad debt reserves accumulated since 1988. The legislation substantially equalizes the taxation of banks and thrift institutions, but it protects thrifts from taxes on "bad debt reserves" established prior to 1988. The Jobs Act eliminates the percentage of taxable income method for deducting bad debt reserves for all thrifts for tax years beginning after December 31, 1995 (July 1, 1996, as to Towne Financial). Under the legislation, Towne Financial is required to recapture approximately $487,000 of its bad debt reserves as taxable income, which represents the post-1987 additions to the reserves, and is unable to utilize the percentage of earnings method to compute its reserves in the future. Towne Financial has provided deferred taxes for this amount and will be permitted to amortize the recapture of its bad debt reserves over six years, beginning in fiscal 1999.

     Legislation has been introduced in Congress to eliminate the federal regulation of savings and loan associations and to develop a common charter for all financial institutions. As a result, Towne Financial might become subject to a different form of holding company regulation, which may limit the activities in which it may engage and subject it to other additional regulatory requirements, including separate capital requirements. In addition, Congress may eliminate the OTS, and Blue Ash may be regulated under federal law as a bank or may be required to change its charter. Such change in regulation or charter would likely change the range of activities in which Blue Ash may engage and would probably subject Blue Ash to more regulation by the FDIC. Towne Financial and Blue Ash cannot predict when or whether Congress may actually pass such legislation or whether such legislation will actually change the regulation and permissible activities of Towne Financial and Blue Ash. Although such legislation may change the activities in which both Towne Financial and Blue Ash may engage, it is not anticipated that current activities will be materially affected by those activity limits.


                          YEAR 2000 COMPLIANCE ISSUES

     The Year 2000 issue is a serious operational problem which is widespread and complex, affecting all industries. The Federal Financial Institution Examination Council (the "FFIEC"), representing the views of each of the primary financial institution regulators, has focused on the risk that programming code in existing computer systems will fail to properly recognize the new millennium when it occurs in the year 2000. According to various studies, most computer programs and related hard-printed memory circuits have been developed utilizing six-digit date fields (YYMMDD) with the YY two-digit field for the year the basis for all calculation formulas. While this two-digit approach has worked in the past, as the financial services industry enters the year 2000, the two-digit field will not permit accurate calculations based on current formulas. For example, January 1, 2000, will read as 000101; many computers will recognize this date as January 1, 1900, or default to January 1, 1980. In either case, the potential impact to data calculations will be significant. Erroneous calculations may occur due to the computers' erroneous reading of the year, or entire systems failures may occur. Other concerns have been raised regarding February 29, 2000, as well as September 9, 1999 (990999), which are new calculation challenges that may result in further problems.

     Most significantly affected are all forms of financial accounting, including interest computations, due dates, pensions, personnel benefits, investments, legal commitments, valuations, fixed asset depreciation lapse schedules, tax filings and financial models. Additional problems may occur on inventory, maintenance and file record retention programs. The total impact is currently unknown; however, it is projected that failure to address these programming code issues and make appropriate changes may expose an institution to all types of risks, including credit, transaction, liquidity, interest rate, compliance, reputation, strategic, price and foreign exchange.

     Programming code changes to account for these issues will require from thousands to millions of lines of code, representing a tremendous time commitment and cost to correct. Many financial institutions, services and vendors are on a tight time line for determining what programming changes to fix, correcting the affected software programs, testing the new software code, and then fully implementing the software changes.

     Blue Ash established a Year 2000 Action Team, which includes senior management representatives and other key employees, to assess the risk of potential problems that might arise from the failures of computer programming to recognize the year 2000 and to develop a plan to mitigate any such risk. Research by the Action Team indicates that the greatest potential impact upon Blue Ash is the risk related to vendors used by Blue Ash, particularly Blue Ash's data processing service bureau. Quarterly progress reports from the service bureau indicate levels of manpower and expertise sufficient to amend and test the adequacy of their computer programming and systems prior to the arrival of the year 2000. All other vendors used by Blue Ash have been identified and requests for year 2000 certifications have been forwarded.

     The year 2000 compliance program established by the Action Team includes quarterly progress reports submitted to the Board of Directors and a target date of December 31, 1998 for all required internal testing of each system utilized, which is expected to be minimal. The Action Team estimates that the impact upon Blue Ash's results of operations, liquidity and capital resources will be immaterial.


                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements and transfers of receivables with recourse. An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held to maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value. SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligations for the liability or is legally released from being the primary obligor. SFAS No. 125 supersedes SFAS No. 122 and was effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and was to be applied prospectively. Earlier or retroactive application was not permitted. The adoption of SFAS No. 125 did not have a material impact on Towne Financial's consolidated financial position or results of operations.

     In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which requires institutions to present basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully-diluted earnings per share, respectively. Basic earnings per share is computed without including potential common shares, i.e., no dilutive effect. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares, including options, warrants, convertible securities and contingent stock agreements. SFAS No. 128, which superseded Accounting Principles Board ("APB") Opinion No. 15, was effective for interim and annual periods ending after December 15, 1997, and prior year earnings per share disclosures presented for comparative purposes (including those in interim financial statements, summaries of earnings and selected financial data) were to be restated. Early application of SFAS No. 128 was not permitted, although institutions could disclose pro forma earnings per share amounts computed using SFAS No. 128 in financial statement notes in years before the effective date. Effective during the year ended June 30, 1998, Towne Financial began presenting earnings per share pursuant to the provisions of SFAS No. 128. In accordance with the Statement, all prior year earnings per share presentations for comparative purposes have been revised to conform to SFAS No. 128.

     Simultaneously with the issuance of SFAS No. 128, the FASB issued SFAS No. 129, "Disclosure of Information About Capital Structure," which establishes standards for disclosing information about an institution's capital structure. This Statement consolidated existing accounting guidance relating to disclosure about an institution's capital structure and contained no changes in disclosure requirements for institutions that were subject to the previously existing requirements. SFAS No. 129 applied to all institutions, public and nonpublic, and was effective for financial statements issued for periods ending after December 15, 1997. Public companies generally have been required to make disclosures now required by SFAS No. 129 and, therefore, it had no impact on Towne Financial.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. SFAS No. 130 requires that an enterprise
(i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997, and requires restatement of prior year financial statements presented for comparative purposes. The adoption of SFAS No. 130 relates solely to the disclosure provisions, and therefore, will not have a material effect on Towne Financial's consolidated financial position or results of operations.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more

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information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, but earlier application is encouraged. Segment information reported in earlier years is to be restated to conform to the requirements of SFAS No. 131. Enterprises will not be required to report segment information in interim financial statements in the year of adoption, but comparative financial information is required beginning with the second year after adoption. SFAS No. 131 is not expected to have a material impact on Towne Financial's consolidated financial statements.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises employers' disclosures about pension and other post-retirement benefit plans. It eliminates certain current disclosures and requires additional information about changes in the benefit obligation and the fair values of plan assets. It also standardizes the disclosure requirements of SFAS No. 87, No. 88 and No. 106 to the extent practicable and recommends a parallel format for presenting information about pensions and other postretirement benefits. SFAS No. 132 does not change any of the measurement or recognition provisions provided for in SFAS No. 87, No. 88 or No. 106, and provides reduced disclosure requirements for nonpublic entities. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997, with earlier application encouraged. Restatement of disclosures for earlier periods is required unless the information is not readily available, in which case the notes to the financial statements shall include all available information and a description of the information not available. Management does not expect the adoption of SFAS No. 132 to have a material effect on Towne Financial's consolidated financial position or results of operations.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes uniform accounting and reporting standards for derivative financial instruments and other similar financial instruments and for hedging activities. SFAS No. 133 requires all derivatives to be measured at fair value and be recognized as either assets or liabilities in the statement of financial position. SFAS No. 133 includes a provision that permits the transfer of held to maturity securities to the available for sale category or the trading category on the date of adoption of the Statement. Such transfers from the held to maturity category will not call into question an entity's intent to hold other debt securities to maturity in the future. SFAS No. 133 precludes certain fair value hedges of held to maturity securities and precludes certain cash flow hedges of the variable interest payments of held to maturity securities. SFAS No. 133 therefore includes the provision permitting transfer of securities out of the held to maturity category because it will enable an entity to hedge the securities or the cash flows from the securities in the future. The unrealized holding gain or loss on a held to maturity security that is transferred to the available for sale category should be reported as part of the cumulative effect adjustment in accumulated other comprehensive income, together with other transition adjustments reported in other comprehensive income on adoption of SFAS No. 133. If the security is transferred to the trading category, the unrealized holding gain or loss should be reported as part of the cumulative effect adjustment of adopting SFAS No. 133 in arriving at net income. SFAS No. 133 should be adopted in its entirety; it cannot be adopted piecemeal. All provisions of SFAS No. 133 should therefore be applied on initial application. The Statement is effective for fiscal years beginning after June 15, 1999. Early adoption is permitted as of the beginning of any fiscal quarter that begins after the Statement was issued. Management does not believe that the adoption of SFAS No. 133 will have a material adverse effect on Towne Financial's consolidated financial position or results of operations.


          COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 1998 AND 1997

     At June 30, 1998, Towne Financial's consolidated assets totaled $117.8 million, representing an increase of $15.2 million, or 14.9%, over the $102.6 million asset level at June 30, 1997. The increase in asset size experienced during the year ended June 30, 1998 was funded principally through an increase in deposits of $13.2 million, or 16.1%, and to a lesser extent, an increase in borrowings of $644,000, or 5.3%, an increase in shareholders' equity of $1.1 million, or 13.4%, and an increase realized in all noninterest-bearing liabilities of $369,000, or 34.6%. Such increase in total assets was primarily due to an increase in loans receivable and loans held for sale of $5.6 million, or 8.3%, an increase in mortgage-backed securities of $6.3 million, or 23.4%, and an increase in cash and cash equivalents of $2.9 million, or 107.7%. The current year's growth in assets followed an increase of $10.4 million, or 11.2%, during fiscal 1997. Towne Financial's growth over the last two years was generally indicative of management's efforts to increase net interest income levels by effectively leveraging the capital base. The growth in total assets was also consistent with management's short-term goals and with its strategic objective of continuing to grow the size of the operations within the existing branch structure.

     Cash and due from banks, federal funds sold, interest-bearing deposits and certificates of deposit in other financial institutions totaled approximately $6.1 million at June 30, 1998, an increase of $2.9 million, or 92.0%, from June 30 1997 levels of $3.2 million. The significant increase during fiscal 1998 in cash, cash equivalents and certificates of deposit in other financial institutions was largely driven by growth in deposits, which was coupled with a slowdown in the growth in the loan portfolio during the second half of fiscal 1998 as loan prepayments accelerated. The increase in deposits of $13.2 million, or 16.1%, was primarily used to fund an increase of $5.6 million, or 8.3%, in loans receivable and loans held for sale and an increase of $6.3 million, or 23.4%, in mortgage-backed securities, while the remaining inflows from an increased deposit base and, to a lesser extent, borrowed funds from the Federal Home Loan Bank were invested into federal funds sold. Growth in deposits and borrowings outpaced growth in the loan and investment portfolios, causing the buildup in cash and cash equivalents at June 30, 1998.

     Investment securities designated as available for sale and held to maturity totaled $1.6 million at June 30, 1998, an increase of $219,000, or 15.7%, over June 30, 1997 levels of $1.4 million. This increase in investment securities reflected the purchase of U.S. Government agency obligations and municipal obligations of $2.8 million, which was partially offset by proceeds received from the maturity and call of U.S. Government agency obligations of $2.1 million and proceeds received from sale of municipal obligations of $496,000. With interest rates declining during fiscal 1998, management elected for the most part not to replace all of its called U.S. Government agency obligations with newer ones, as yields on newer fixed-rate short-term callable securities were not as attractive without further extending out the maturities on these securities. As a result, the excess funds were utilized to purchase tax-free fixed-rate municipal obligations designated as available for sale with eight to ten years of call protection and maturities ranging from twelve to twenty-five years. These securities were acquired for the purpose of not holding them to maturity, while in the meantime during the holding period earning an attractive tax equivalent yield in a declining interest rate environment. The overall increase in investment securities during fiscal 1998 resulted from management's decision to leverage funds into higher yielding assets, such as municipal obligations.

     Mortgage-backed securities designated as available for sale and mortgage-backed securities held to maturity increased by approximately $6.3 million, or 23.4%, during the year ended June 30, 1998. This increase in the mortgage-backed securities portfolio was attributed to purchases of $12.7 million in collateralized mortgage obligations and adjustable-rate participation certificates designated by management as available for sale, purchases of $4.9 million in collateralized mortgage obligations designated as held to maturity and a net decrease in unrealized market losses on securities designated as available for sale of $210,000, all of which were partially offset by proceeds from the sale of securities designated as available for sale, net of gains, of $8.8 million, principal repayments and calls on securities of $2.7 million and amortization of premiums and accretion of discounts on securities, net, of $7,000. Management elected to increase the level of its mortgage-backed securities, especially during the last six months of fiscal 1998 when the loan portfolio growth slowed, in attempts to diversify its investment holdings and to increase the volume of interest-earning assets relative to the equity base (leverage) in order to improve net interest income and overall net earnings. Funding the growth in the mortgage-backed securities portfolio was provided primarily from increased deposits, proceeds from the sale of certain securities, principal repayment cash flows on existing securities in the portfolio and utilization from time to time of advances from the Federal Home Loan Bank. During fiscal 1998, management elected to sell for profit, due to favorable market conditions and improved pricing on securities from a lower interest rate environment, certain of its floating-rate collateralized mortgage obligations which the Corporation had a heavy concentration in. In addition, the Corporation sold an adjustable-rate mortgage backed security in order to alleviate the greater prepayment risk exposure inherent in the security resulting from a decline in long-term interest rates throughout fiscal 1998. The sale strategies employed during fiscal 1998 had an additional benefit of allowing management to better diversify its investment positions by reinvesting the proceeds from the sale of securities into short to intermediate-term fixed-rate securities and other floating-rate securities not previously emphasized, adjusting monthly, which were primarily indexed to either the composite prime rate of 75% of the thirty largest U.S. banks, as reported by The Wall Street Journal, or the 10-year U.S. treasury rate. By investing in short to intermediate-term fixed-rate securities, specifically collateralized mortgage obligations, management intended to capitalize if the Federal Reserve began cutting short-term interest rates, which appear artificially high in relation to long-term interest rates. The floating-rate securities tied to the composite prime rate were acquired in order to take advantage of an attractive spread to the comparable U.S. treasury index without incurring a greater prepayment risk stemming from a lower interest rate environment that existed during fiscal 1998. The floating-rate securities tied to the 10-year treasury index were acquired to take advantage of a future steepening yield curve environment. As a result of these acquisitions, management wanted to be in position to not only improve its current overall yield on mortgage-backed securities, but to more favorably capitalize in differing interest rate environments.

     Loans receivable and loans held for sale increased in the aggregate by approximately $5.6 million, or 8.3%, during the year ended June 30, 1998. This increase was largely attributed to loan disbursements, loan purchases and loans originated for sale in the secondary market of $48.5 million, which were partially offset by loan sales, net of gains, of $18.8 million and principal repayments on loans of $24.2 million. Growth in the loan portfolio was primarily due to an increase of $4.3 million, or 8.5%, in one-to-four family residential real estate and construction loans, an increase of $1.0 million, or 35.1%, in multi-family residential real estate loans and an increase of $374,000, or 3.4%, in nonresidential real estate and land loans, all of which were partially offset by a decrease of $72,000, or 2.7%, in home equity line of credit loans and a decrease of $58,000, or 22.9%, in passbook loans to deposit customers and other secured consumer loans. Blue Ash's growth in the loan portfolio has been the result of a continued greater loan origination volume in all types of loans, management's strategy to primarily hold loans in the portfolio subject to certain interest rate risk limitations and management's strategy to redeploy funds from other asset categories into lending activities to the extent practicable. The strategy to hold loans has reflected management's continued desire to grow the Corporation largely through loan portfolio growth, management's desire to obtain a better loan portfolio mix of adjustable- and fixed-rate loans by increasing the fixed-rate portion of its loan portfolio and management's intent to increase its loan-to-deposits ratio. During the second half of fiscal 1998, however, due to a decline in long-term interest rates toward historical lows, management redirected its efforts and strategies on originating for sale in the secondary market all conforming single-family residential mortgage loans in order to reduce its exposure to interest rate risk. From January 1, 1998 to June 30, 1998, the loan portfolio actually decreased by $3.2 million, or 4.2%, as loan sales of $14.5 million and principal repayments on loans of $14.8 million exceeded loan disbursements, purchases and loans originated for sale of $26.1 million. During this six month period of generally lower interest rates, loan originations and loan sales were at higher levels than in prior periods due to an increased loan demand consisting primarily of refinancings and fixed-rate loans. It was management's strategy to accelerate loan originations during this lower interest rate period by utilizing loan sales as a means to accommodate the increased loan volume, thereby slowing loan portfolio growth and increasing other operating income from gains on sale of loans in the secondary market. Management utilized sales of loans in the secondary market as a means of meeting the consumer preference for fixed-rate loans.

If interest rates remain at all time historical lows, selling residential mortgage loans in the secondary market will continue to be a part of Blue Ash's future plans, as this practice will enable Blue Ash to enhance the management of its liquidity position as well as effect changes in its asset and liability mix. Despite the change in strategy of holding all loans in the portfolio which was dictated by a declining interest rate environment, overall loan portfolio growth and loan volume remained strong during the year ended June 30, 1998 due to the continued strong marketing and selling effort by management to originate loans and the continual development and refinement of new loan products and programs to better serve the lending area.

     At June 30, 1998, the Corporation's allowance for loan losses totaled $264,000, an increase of $20,000, or 8.2%, over the $244,000 level represented at June 30, 1997. During the year ended June 30, 1998, the Corporation increased its allowance for general loan losses by $20,000 and allowance for specific loan losses by $4,000, which were partially offset by loan charge-offs of $4,000. The Corporation's internally-classified assets totaled approximately $885,000 at June 30, 1998, as compared to $478,000 at June 30, 1997. Non-performing and nonaccrual loans totaled $885,000, or 1.22% of loans receivable and loans held for sale, at June 30, 1998, and $403,000, or 0.60% of loans receivable and loans held for sale, at June 30, 1997. The increase in internally-classified and non-performing and nonaccrual loans during fiscal 1998 was solely due to an increase in delinquencies of single-family residential mortgage loans. Minimizing the effects of this increase in internally-classified assets and non-performing and nonaccrual loans during fiscal 1998 was the payoff in full of a delinquent single-family loan in the amount of $187,000 subsequent to June 30, 1998. In the opinion of management, such internally-classified assets and non-performing and nonaccrual loans in the aggregate represented an approximate 70-75% loan-to-value ratio at June 30, 1998 and were deemed adequately secured in the event of default by the borrowers. Because the loan loss allowance is based on estimates, it is monitored regularly on an ongoing basis and adjusted as necessary to provide an adequate allowance. The Corporation reviews on a monthly basis its loan portfolio, including problem loans, to determine whether any loans require classification and/or the establishment of appropriate allowances. The allowance for loan losses is determined by management based upon past loss experience, trends in the level of delinquent and problem loans, adverse situations that may effect the borrowers' ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in Blue Ash's lending area. The provision for general loan losses of $20,000 and specific loan losses of $4,000 recorded during the year ended June 30, 1998 was attributed to the overall growth of 8.3% in the loan portfolio and to the increase in internally-classified and non-performing and nonaccrual loans at June 30, 1998. Management believed that the loan loss allowance existing at June 30, 1998 was adequate to cover unforeseen loan losses based upon the ongoing review of such internally-classified assets and non-performing and nonaccrual loans. Although management believed that its allowance for loan losses at June 30, 1998 was adequate based on facts and circumstances available at the time, there can be no assurance that additions to such allowance will not be necessary in future periods which could adversely affect the Corporation's results of operations. At June 30, 1998, the Corporation's allowance for loan losses consisted entirely of general valuation allowances, as defined by the regulations of the OTS, and represented 0.36% of the total amount of loans outstanding, including those loans designated as held for sale, and 30% of internally-classified assets.

     Deposits totaled $95.0 million at June 30, 1998, an increase of $13.2 million, or 16.1%, over the $81.8 million in deposits outstanding at June 30, 1997. The increase in total overall deposits was primarily the result of an increase in certificates of deposit of $13.5 million, or 21.5%, which was partially offset by a decrease in transaction accounts (NOW accounts, money market deposit accounts, passbook accounts and Christmas club accounts) of $268,000, or 1.4%. The increase in certificates of deposit (primarily certificates of deposit with original terms to maturity of two years or less) during the year ended June 30, 1998 was attributed to an increase in certificate of deposit balances obtained from the local market area of $12.5 million, or 21.6%, and an increase in brokered deposits of $985,000, or 20.4%. In an effort to sustain deposit growth during the year ended June 30, 1998, Blue Ash continued its strategy of selectively obtaining brokered deposits and out-of-state funds to supplement its local deposit base. These deposits were typically obtained at interest rates at or below local market interest rates and had terms to maturity of two years or less. Given its other available funding alternatives, Blue Ash has the ability to suspend brokered deposit activity at any time and has the ability to repay its maturities on all brokered deposits without placing any undue risk on its liquidity position or cost of funds. However, as long as demand for new loan production remains strong, brokered deposits will continue to be a viable funding source, as management is reluctant to aggressively price above market and seek at all times certificates of deposit from its local market area. The increase in certificates of deposit from its local market area during the year ended June 30, 1998 was attributed to the influx of new accounts resulting from continued strong marketing efforts and competitive pricing on certificate of deposit accounts. The decrease in transaction accounts, primarily from money market deposit accounts and NOW accounts, which are subject to daily repricing, was primarily due to the decline of $687,000 in the outstanding balance of attorney loan closing checking accounts and the transfer of funds from money market accounts into higher yielding certificate of deposit investments and other investment alternatives such as mutual funds or the stock market, which were both partially offset by an increase in customer checking accounts. As part of its efforts to increase the deposit base, management made a more assertive effort over the last two years in its attempts to minimize the outflow of funds from transaction accounts and to reacquire these deposit balances by placing a stronger emphasis on the cross-selling of deposit products (i.e. checking accounts) at the branch level and developing specific advertising campaigns aimed at transaction account customers. Specifically, in order to better market checking accounts to its customers, Blue Ash introduced a new "free checking" account program in June 1997 at its Mason office. This program was set up to attract a greater volume of checking accounts at that office and to lower deposit costs. During the year ended June 30, 1998, this new checking program helped increase the outstanding balance of checking accounts by 56.8% and the number of checking accounts at the Mason office by 101.1%. Due to the initial success of the program at the Mason office, the "free checking" program was extended to all the offices during the year ended June 30, 1998. As a result of this "free checking" program and all other marketing and selling efforts to date, the outstanding balance of all checking accounts increased by $568,000, or 19.4%, the number of overall checking accounts increased by 17.4% and the outstanding balance of passbook and club accounts increased by $144,000, or 1.8%, during the year ended June 30, 1998. The overall growth in deposits during the year ended June 30, 1998 reflected management's continuing efforts to maintain steady growth and was consistent with management's short-term and long-term goals. From time to time, however, in an attempt to closely control its overall cost of funds and based on the current interest rate environment, management may temporarily elect to use alternative funding sources, such as brokered deposits. It is the continued goal of management to increase loan production and the level of loan retention, thereby increasing the need for overall deposits and available liquid assets. Management expects to continue meeting the need for deposits, for the most part, through increased marketing and competitive pricing of the Company's deposit products, which could result in additional operating expenses and interest expense.

     Total borrowings, which consisted principally of Federal Home Loan Bank advances at June 30, 1998, increased by $644,000, or 5.3%, from $12.1 million at June 30, 1997 to $12.7 million at June 30, 1998. This increase in borrowings during the year ended June 30, 1998 was primarily due to proceeds of $10.0 million received from advances from the Federal Home Loan Bank, which was partially offset by repayments of $9.3 million from advances from the Federal Home Loan Bank. During the year ended June 30, 1998, Blue Ash repaid the remaining $800,000 outstanding balance on its line-of-credit facility with the Federal Home Loan Bank by obtaining an $800,000 one-year LIBOR-based advance, adjusting monthly. An additional $700,000 one-year LIBOR-based advance, adjusting monthly, was also utilized for short-term funding of the asset growth versus offering special rates on short-term deposits. In attempts to restructure its borrowings by extending out its maturities and lowering its overall cost of borrowings, management elected to take advantage of special borrowing offerings from the Federal Home Loan Bank during fiscal 1998. Blue Ash obtained a $3.5 million convertible fixed-rate ten-year/one-year advance with an interest rate of 5.15% in March 1998 and a $2.5 million convertible fixed-rate ten-year/one-year advance with an interest rate of 5.24% in June 1998. These rates were below the treasury rates of comparable final maturities because Blue Ash was allowing the Federal Home Loan Bank at its option to convert these fixed-rate advances on a quarterly basis to LIBOR-based adjustable-rate advances after the first year of the advances. If the Federal Home Loan Bank does not convert the advances to LIBOR floating rates on the initial option date, the advances will remain at the original fixed rates until final maturity in ten years or the next quarterly option date. If the Federal Home Loan Bank does convert the advances to LIBOR, then Blue Ash may pay off the advances in whole or in part on any of the quarterly repricing dates with no fee. By obtaining these convertible fixed-rate advance offerings at interest rates of 5.15% and 5.24%, respectively, approximately $2.9 million in one-year LIBOR-based advances were repaid in March 1998, $600,000 in one-year LIBOR-based advances were repaid in April 1998 and $2.5 million in maturing five-year fixed-rate advances were repaid in June 1998, enabling Blue Ash to lower its overall cost of funds on borrowings. The adjustable-rate LIBOR-based advances which were repaid had an average cost of approximately 5.63% and the maturing five-year fixed-rate advances had an average cost of 5.55%. From time to time, Federal Home Loan Bank advances are utilized as an alternative funding source or as a supplement to deposits if the cost of such borrowings is favorable in comparison to the cost of deposits. Federal Home Loan Bank advances are utilized by Blue Ash for funding in times of low cash availability, as well as funding specific needs, such as large loans. Another use is the funding of investments and mortgage-backed securities, where an attractive spread is offered when compared to the cost of borrowing, and where both the security and the borrowing may have similar terms to maturity or similar repricing patterns. Management believes that the use of Federal Home Loan Bank advances is a prudent measure in the above instances. Additionally, Federal Home Loan Bank advances may also be used as an instrument in the control of interest rate risk when appropriate. In future periods, management may acquire additional Federal Home Loan Bank advances to fund loan production, to acquire investments and mortgage-backed securities, or as a tool to manage the interest rate risk of Blue Ash.

     Shareholders' equity totaled $8.7 million at June 30, 1998, an increase of $1.1 million, or 13.4%, over the total of $7.6 million at June 30, 1997. The increase in shareholders' equity was due primarily to net earnings for the year of $938,000, a reduction in required contributions of the Employee Stock Ownership Plan of $30,000 and a decrease in unrealized market losses on securities designated as available for sale, net of related tax effects, of $141,000, all of which were partially offset by the payment of dividends to shareholders of $84,000. At June 30, 1998, shareholders' equity as a percentage of total assets was 7.4%.


                    COMPARISON OF THE RESULTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1998 AND 1997

     General

     Net earnings amounted to $938,000 for the year ended June 30, 1998, representing an increase of $573,000, or 157.0%, over the $365,000 in net earnings recorded for the year ended June 30, 1997. The improvement in earnings level for the year ended June 30, 1998 was primarily attributable to an increase in net interest income after provision for losses on loans of $329,000, or 12.1%, an increase in other income of $288,000, or 135.8%, and a decrease in general, administrative and other expense of $251,000, or 10.6%. The increase in earnings level before federal income taxes of $868,000, or 153.4%, resulted in an increase in the provision for federal income taxes of $295,000, or 146.8%. The Corporation's net earnings for the year ended June 30, 1997 were negatively impacted by a special assessment levied on all savings institutions insured by SAIF of the FDIC to recapitalize the SAIF to the required statutory level in accordance with legislation enacted into law in fiscal 1997. Excluding the nonrecurring after-tax charge of $242,000 due to the special assessment, the Corporation would have shown net earnings of $607,000, or $2.81 per share on a diluted basis, for the year ended June 30, 1997. Excluding the SAIF charge in fiscal 1997, net earnings for the year ended June 30, 1998 still would have represented an increase in net earnings of $331,000, or 54.5%, and an increase in diluted earnings per share of $1.47, or 52.3%, over fiscal 1997.

     Net Interest Income and Provision for Losses on Loans

     The Corporation's net interest income increased by $335,000, or 12.3%, during the year ended June 30, 1998, as compared to the year ended June 30, 1997. The increase in net interest income during fiscal 1998 was primarily the result of an increase in total interest income, due to increases in the average outstanding balances of all the Corporation's interest-earning assets (loans, mortgage-backed securities, investment securities and other interest-earning assets), and to increases in the weighted-average rates earned on loans and other interest-earning assets, which were partially offset by declines in the weighted-average rates earned on mortgage-backed securities and investment securities. Total interest income on the Corporation's interest-earning assets increased by $1.3 million, or 17.7%, during fiscal 1998 due to overall increases of $14.9 million, or 16.3%, in the average outstanding balances of such assets, which were coupled with overall increases of 9 basis points (100 basis points equals 1%), or 1.1%, in the weighted-average yields earned on such assets. The increase in total interest income during fiscal 1998 was partially offset by an increase in total interest expense, primarily due to increases in the average outstanding balances of deposits and borrowings and to an increase in the weighted-average rate paid on deposits, which were partially offset by a decrease in the weighted-average rate paid on borrowings. Total interest expense on the Corporation's interest-bearing liabilities for fiscal 1998, as compared to fiscal 1997, increased by $935,000, or 21.0%, due to overall increases of $14.1 million, or 16.1%, in the average outstanding balances of such liabilities, which were coupled with overall increases of 21 basis points, or 4.1%, in the weighted- average yields paid on the Corporation's interest-bearing liabilities. The upward movement in the average yields earned on the Corporation's interest-earning assets compared to the average yields paid on the Corporation's interest-bearing liabilities reflected liabilities repricing upward more rapidly than assets. Such changes in yields earned and paid were reflected in the interest rate spread, which had decreased from 2.80% during fiscal 1997 to 2.68% during fiscal year 1998, and the net yield (net interest income as a percentage of average interest-earning assets), which had decreased from 2.99% during fiscal 1997 to 2.89% during fiscal 1998. The major factors contributing to the decreases in the interest rate spread and the net yield year-to-year were the decline in long-term interest rates toward historical lows and the extremely flat yield curve which developed toward the second half of fiscal 1998, which made it more difficult for the Corporation to earn a significant positive spread on new deposit and new borrowing activity.

     Interest income on loans increased by $1.1 million, or 20.4%, during the year ended June 30, 1998, as compared to the year ended June 30, 1997. The increase in interest income on loans during fiscal 1998 was due to an increase of $11.6 million, or 19.1%, in the average balance of loans outstanding, which was coupled with an increase of 10 basis points, or 1.2%, in the weighted-average rate earned on loans. The increase in the average outstanding balance of loans year-to-year reflected a continuation of loan demand in which loan originations and purchases exceeded loan principal repayments, sales and payoffs. The growth in the loan portfolio was also attributed to management's ongoing strategy to portfolio fixed-rate mortgage loans subject to certain interest rate risk limitations. The increase in the average yield earned on loans was principally the result of management's strategy to hold fixed-rate mortgage loans to the extent practicable, so as to improve interest rate spread and overall net earnings. The greater percentage of outstanding fixed-rate mortgage loans in the loan portfolio during fiscal 1998, the greater volume of originations of multi-family and nonresidential loans, the upward repricing of existing adjustable-rate ("teaser") mortgage loans and strong consumer preferences toward originating fixed-rate mortgages as opposed to lower rate adjustable mortgages in a relatively stable but lower interest rate environment are other contributing factors leading to overall higher loan yields during fiscal 1998, all of which were partially offset by the acceleration of prepayments on higher yielding fixed-rate mortgage loans held in the portfolio during the second half of fiscal 1998.

     Interest income on mortgage-backed securities designated as available for sale and held to maturity increased by $76,000, or 4.3%, during the year ended June 30, 1998, as compared to the year ended June 30, 1997. The increase in interest income on mortgage-backed securities during fiscal 1998 was the result of a increase in the average outstanding balance of mortgage-backed securities of $1.6 million, or 5.9%, which was partially offset by a decline in the weighted-average rate earned on such assets of 10 basis points, or 1.6%. The increase in the average outstanding balance of mortgage-backed securities reflected the purchases of fixed-rate and floating-rate collateralized mortgage obligations, which were partially offset by principal repayments and sales of securities. As long-term interest rates declined and greater emphasis was placed on originating fixed-rate loans for sale during the second half of fiscal 1998, management elected to shift more funds from other asset categories into the mortgage-backed securities portfolio as loan portfolio growth slowed from the increased refinancing and payoff of higher rate portfolio fixed-rate loans. Such increase in the average balance of mortgage-backed securities outstanding was attributable in part to a strategy adopted by management to sustain continued growth in asset levels by primarily using deposits and repayment cash flows to fund purchases of such assets. From time to time when circumstances dictate and opportunities exist, purchases of mortgage-backed securities are leveraged against advances from the Federal Home Loan Bank to obtain a particular interest rate spread. The increased volume of mortgage-backed securities, which supplemented the growth in the loan portfolio, helped improve the Corporation's overall interest rate spread and net earnings level as well as achieve better diversification of securities within the portfolio. The decrease in the weighted-average yield earned on mortgage-backed securities year-to-year generally reflected the greater principal repayments on higher yielding securities due to a declining interest rate environment in fiscal 1998 and the downward movement in the U.S. treasury rates which a certain segment of the Corporation's adjustable-rate and floating-rate mortgage-backed securities and collateralized mortgage obligations are tied to in determining interest rate changes. Such decreases in the U.S. treasury indexes were partially offset by an increase in the eleventh district cost of funds index on which a large part of the Corporation's adjustable-rate and floating-rate securities portfolio are tied to in determining interest rate changes.

     Interest and dividend income on investment securities and other interest-earning assets increased in the aggregate by $125,000, or 61.6%, during the year ended June 30, 1998, as compared to the year ended June 30, 1997. The increase during fiscal 1998 was primarily due to increases of $275,000, or 22.2%, and $1.4 million, or 75.3%, in the average outstanding balances of investment securities and other interest-earning assets (primarily interest-bearing deposits in other financial institutions), respectively, and to an increase in the weighted-average rate earned on other interest-earning assets of 86 basis points, or 14.2%, all of which were partially offset by a decline of 48 basis points, or 6.5%, in the weighted-average rate earned on investment securities. The increase in the average outstanding balance of investment securities was principally due to the purchase of callable U.S. Government agency obligations and municipal obligations. U.S. Government agency obligations were generally acquired for liquidity purposes as well as to provide the Corporation with attractive, above market interest rates to compensate for the call feature inherent in these securities. Such callable securities were principally viewed by management as "yield enhancers," especially during a flat yield curve environment that predominately existed at the time of many of these purchases, and helped improve the Corporation's overall yield on investment securities from past levels. During the second half of fiscal 1998 as interest rates continued falling toward historical lows, the purchasing of new U.S. Government agency obligations became less attractive as interest rate spreads tightened and call periods shortened. As a result, the Corporation began purchasing tax-free fixed-rate municipal obligations with good call protections and relatively attractive tax equivalent yields in comparison to other investment alternatives. These municipal securities were primarily designated as available for sale and were utilized to supplement the overall asset yields while loan portfolio growth slowed. The decrease in the weighted-average yield earned on investment securities was the function of a lower interest rate environment year-to-year, as newer securities' purchases were obtained at lower rates than those securities previously purchased. The increase in other interest-earning assets was attributed in part to increased liquidity needs resulting from significant asset growth year-to-year and growth in deposits and borrowings outpacing growth in loans and investments. The increase in the weighted-average rate earned on such assets year-to-year was the direct result of an increase in short-term interest rates by the Federal Reserve in March 1997 and the purchase of high yielding short-term certificate of deposit investments for the portfolio which were primarily acquired in fiscal 1997. These certificate of deposit investments were primarily adjustable in nature and interest rate changes moved in the opposite direction of market interest rates.

     Interest expense on deposits, the largest component of the Corporation's interest-bearing liabilities, increased by $847,000, or 22.3%, during the year ended June 30, 1998, as compared to the year ended June 30, 1997. The increase in interest expense on deposits during fiscal 1998 was due to an increase of $12.7 million, or 16.5%, in the average balance of deposits outstanding, which was coupled with an increase of 25 basis points, or 5.1%, in the weighted-average rate paid on deposits. The increase in the average balance of deposits outstanding during the years presented reflected a significant increase in term certificates of deposit (primarily certificates of deposit with original terms to maturity of two years or less) of $13.1 million, or 22.7%, which was partially offset by a decline of $437,000, or 2.3%, in deposit balances subject to daily repricing (passbook, money market deposit and NOW accounts). Such increase in certificates of deposit emanated from depositors' preference for shifting funds from deposits subject to daily repricing to higher yielding term certificates of deposit and from an influx of new deposits due to increased marketing and selling efforts by management and competitive pricing strategies. In addition, during fiscal 1998, management utilized brokered deposits and other out-of-state funds as an alternative source of funds in an effort to continue the growth in certificates of deposit. In many cases, interest rates paid on brokered deposits were actually the same or lower than interest rates paid on local deposits. The increase in the average outstanding balance of deposits was necessary to predominately fund the growth in the loan and mortgage-backed securities portfolios.

The increase in the weighted-average rate paid on deposit accounts year-to-year reflected higher market rates of interest. Specifically, the weighted-average rate paid on certificates of deposit increased from 5.68% during fiscal 1997 to 5.86% during fiscal 1998, while the weighted-average rate paid on transaction accounts decreased slightly from 2.70% during fiscal 1997 to 2.64% during fiscal 1998.

     Interest expense on borrowings, consisting primarily of fixed-rate Federal Home Loan Bank advances, special convertible fixed-rate advances and, to a lesser extent, an adjustable-rate loan of the ESOP, increased by $88,000, or 13.2%, during the year ended June 30, 1998, as compared to the year ended June 30, 1997. The increase in interest expense on borrowings during fiscal 1998 was attributed to an increase of $1.5 million, or 13.3%, in the average outstanding balance of borrowings, which was partially offset by a decline of 1 basis point, or 0.2%, in the weighted-average rate paid on borrowings. Such increase in the average outstanding balance of borrowings year-to-year was the result of management utilizing new borrowings from the Federal Home Loan Bank to assist, in part, in funding the Corporation's lending and investment activities. Advances from the Federal Home Loan Bank were utilized by management as an alternative funding source to deposits in order to provide additional liquidity and sources of funds to the lending function during periods of cash outflows, as well as to pursue its lending and investment programs when the opportunities existed. During fiscal 1998, the weighted-average rate paid on borrowings declined to 6.05%, a reduction of 1 basis point, or 0.2%, from 6.06% during fiscal 1997. This decline in the weighted-average rate paid year-to-year generally reflected management's restructuring efforts of its borrowing mix by lengthening out maturities in a lower interest rate environment that prevailed throughout fiscal 1998. Management accomplished its objectives by taking advantage of special convertible fixed-rate advances offered at attractive rates by the Federal Home Loan Bank and paying off higher rate short-term LIBOR-based advances as well as replacing a maturing five year fixed-rate advance. Such restructuring of its total borrowings allowed Blue Ash the opportunity to reduce its costs of funds on $6.0 million of borrowings by approximately 43 basis points. Reducing the weighted-average rate paid on borrowings through restructuring was partially offset by the maturity of $2.5 million in low fixed-rate advances in fiscal 1997 and the higher costs associated with certain adjustable-rate advances acquired in fiscal 1998 in comparison to those acquired in past years.

     The Corporation's provision for losses on loans increased by $6,000, or 33.3%, during the year ended June 30, 1998, as compared to the year ended June 30, 1997. The provision for losses on loans, which was comprised of discretionary additions to the general loan loss allowance and specific loan losses, represents a charge to earnings to maintain the allowance for loan losses at a level management believes is adequate to absorb losses in the loan portfolio. The fiscal 1998 loan loss provision was the result of management's continued efforts to set the allowance at a level considered to be appropriate based upon the internal analysis of the risk of loss in the loan portfolio. Among the factors considered in this analysis were the assessment of general economic conditions in Blue Ash's lending area applied to the portfolio, analysis of specific loans in the portfolio, known and inherent risk in the portfolio, growth in the loan portfolio, changes in the composition of loans and other factors previously discussed. The Corporation has historically followed strict underwriting guidelines in its loan origination process, and this is considered to be one of the many factors which have resulted in minimal loan losses (charge-offs) over the past five years. The Corporation's provision for losses on loans during the year ended June 30, 1998 was principally attributable to loan portfolio growth of 8.3%, and to increases in internally-classified assets and non-performing and nonaccrual loans. Management uses the best information available in providing for possible loan losses and believes that the allowance is adequate to cover any unforeseen losses in the loan portfolio at June 30, 1998. However, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

     As a result of the foregoing changes in interest income, interest expense and provision for losses on loans, net interest income after provision for losses on loans increased during the year ended June 30, 1998 by $329,000, or 12.1%, as compared to the year ended June 30, 1997.

     Other Income

     Total other income increased by $288,000, or 135.8%, from $212,000 during the year ended June 30, 1997 to $500,000 during the year ended June 30, 1998. The primary reasons for this rise in other income during fiscal 1998 were an increase in gain on sale of mortgage loans of $301,000, or 470.3%, an increase in gain on sale of mortgage-backed securities designated as available for sale of $14,000, or 100.0%, an increase in gain on sale of investment securities of $3,000, an increase in service fees, charges and other operating income of $14,000, or 40.0%, and a decrease in loss on sale of real estate acquired through foreclosure of $1,000, all of which were partially offset by a decrease in loan servicing fees of $45,000, or 45.0%.

     The increase in gain on sale of mortgage loans of $301,000, or 470.3%, year-to-year was the result of an increase of $328,000 in gains (including mortgage servicing rights pursuant to SFAS No. 125) on the sale of mortgage loans in the secondary market, which was partially offset by the absence in fiscal 1998 of $27,000 in unrealized market gains on loans identified as held for sale during fiscal 1997. The Corporation recognized gains on the sale of mortgage loans in the secondary market of $365,000 and $37,000 during the years ended June 30, 1998 and 1997, respectively. Such gains were the result of Blue Ash selling its fixed-rate single-family residential mortgage loans to the Federal Home Loan Mortgage Corporation in the secondary market as a means of minimizing interest rate risk as well as generating additional funds for lending and other purposes. Loan sales volume increased dramatically during fiscal 1998, as the demand for fixed-rate single-family residential mortgage loans was stronger within Blue Ash's lending area than during fiscal 1997 due to a lower interest rate environment prevailing during fiscal 1998. As a result, proceeds from the sale of loans in the secondary market increased from $1.9 million during fiscal 1997 to $18.9 million during fiscal 1998, an increase of $17.0 million, or 870.7%, and loans originated for sale in the secondary market increased from $1.7 million during fiscal 1997 to $18.9 million during fiscal 1998, an increase of $17.2 million, or 996.1%. In order to adequately meet the increased demand for lower rate fixed-rate mortgages and refinancings of higher rate fixed-rate mortgages and adjustables during fiscal 1998, management began placing more emphasis on loans originated for sale in the secondary market as opposed to holding loans in the portfolio as it had predominately done over the past two years. Such a change in strategy had the effect of slowing loan portfolio growth and core earnings, while at the same time increasing gains on sale of loans and reducing the Corporation's overall exposure to interest rate risk.

     The increases in gain on sale of mortgage-backed securities of $14,000, or 100.0%, and investment securities of $3,000 during the year ended June 30, 1998 were due to increased sales activity. During fiscal 1998, there were proceeds of $8.9 million from the sale of mortgage-backed securities and $496,000 from the sale of investment securities, while there was only $1.1 million in total sales proceeds from securities during fiscal 1997. Such sales activity in fiscal 1998 was predicated upon the declining interest rate environment that prevailed and better diversifying the mortgage-backed securities portfolio so as to improve the Corporation's overall yield and market performance to varying interest rate environments. The decrease in loan servicing fees of $45,000, or 45.0%, during fiscal 1998 was principally attributed to a decline of approximately $480,000, or 1.1%, in the average outstanding balance of loans sold in the secondary market and to other financial institutions, which was coupled with an increase of $39,000 in expenses for amortization and impairment of originated mortgage servicing rights under SFAS No. 125 due to a greater mortgage servicing rights portfolio during fiscal 1998 and to accelerated prepayments of mortgages associated with a declining interest rate environment. The increase in service fees, charges and other operating income of $14,000, or 40.0%, reflected increased fees generated year-to-year from NOW accounts, construction loan draws, mortgage loan modifications and conversions of adjustable-rate mortgage loans to fixed, which were partially offset by a reduction in fee income received from correspondent lenders for nonconforming loans.

     General, Administrative and Other Expense

     Total general, administrative and other expense decreased by $251,000, or 10.6%, during the year ended June 30, 1998, as compared to the year ended June 30, 1997. The components of this decrease in total general, administrative and other expense during fiscal 1998 were comprised of a decrease in federal deposit insurance premiums of $414,000, or 88.7%, a decrease in amortization of goodwill of $4,000, or 10.5%, and a decrease in data processing expense of $1,000, or 1.0%, all of which were partially offset by an increase in employee compensation and benefits of $129,000, or 12.9%, an increase in occupancy and equipment expense of $22,000, or 6.2%, an increase in advertising expense of $6,000, or 6.7%, an increase in state franchise tax expense of $4,000, or 4.3%, and an increase in other operating expense of $7,000, or 3.2%.

     The driving factor behind the significant decline in total general, administrative and other expense during fiscal 1998 was the decrease in federal deposit insurance premiums of $414,000, or 88.7%, which was due to the one-time special assessment of $366,000 to recapitalize the SAIF to federally-mandated levels and to reduced deposit insurance premiums of $48,000 following the September 1996 SAIF recapitalization. Excluding the SAIF special assessment, however, total general, administrative and other expense would have only increased from $2.0 million during fiscal 1997 to $2.1 million during fiscal 1998, an increase of $115,000, or 5.8%.

     The principal category of the Corporation's general, administrative and other expense is employee compensation and benefits. The increase in this expense category of $129,000, or 12.9%, during fiscal 1998, as compared to fiscal 1997, was primarily due to normal merit increases, increases in loan officer salaries due to a restructuring in the method of compensating these employees, increases in employee group health insurance premiums, increases in expenses related to the ESOP due to the payout of benefits to terminated employees, increases in loan officer bonus expense as a result of a greater lending volume, increases in annual bonus expense to employees and officers stemming from a higher earnings level and increases in certain payroll-related taxes such as social security taxes, all of which were partially offset by a decrease in director medical reimbursement expenses and an increase of $87,000, or 82.9%, in deferred loan origination costs in accordance with SFAS No. 91 as a result of an approximate $19.6 million, or 67.6%, increase in total lending volume year-to-year and increased loan personnel costs per loan during fiscal 1998.

     The increase in occupancy and equipment expense of $22,000, or 6.2%, was largely due to increases in office building repair and maintenance, furniture and fixture expenses, telephone expense, postage and expenses associated with ATM processing. The increase in advertising expense of $6,000, or 6.7%, was principally attributable to a continuation of intensified marketing and selling efforts by management, which were directed toward the loan origination function and attracting new deposits. The decrease of $1,000, or 1.0%, in data processing and related fees, which are based on the outstanding number of loan and deposit accounts, reflected the negotiation of lower costs in the renewal of Blue Ash's contract with its third party provider of data processing services during fiscal 1998, which was partially offset by an increased average deposit base as well as growth in lending operations. The increase in state franchise tax expense of $4,000, or 4.3%, was primarily attributed to an enhanced equity capital position year-to-year. The increase in other operating expense of $7,000, or 3.2%, was primarily due to increases in supervisory assessments, directors' and officers' insurance, organizational dues and subscriptions, charitable contributions, NOW accounts, filing fees of public documents, printing expenses of annual report to shareholders, office supplies as a result of an expanded loan and savings operation and legal expenses pertaining to problem loans and adoption of the Corporation's 1997 Stock Option Plan, all of which were partially offset by a reduction in outside consulting services, real estate owned expenses and nonrecurring miscellaneous expenses.

     Federal Income Taxes

     The provision for federal income taxes totaled $496,000 for the year ended June 30, 1998, as compared to $201,000 for the year ended June 30, 1997, an increase of $295,000, or 146.8%. The increase in the provision for federal income taxes reflected the higher level of pre-tax earnings for the year ended June 30, 1998, an increase of $868,000, or 153.4%, from $566,000 during the year
ended June 30, 1997 to $1.4 million during the year ended June 30, 1998. As previously discussed, the one-time charge to replenish the SAIF had a detrimental impact on net earnings for the year ended June 30, 1997. As a result, the level of federal income tax expense for each of the years ended June 30, 1998 and 1997 generally reflected the level of pre-tax earnings for such years. The Corporation's effective tax rates amounted to 34.6% and 35.5% for the years ended June 30, 1998 and 1997, respectively.


                    COMPARISON OF THE RESULTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

     General

     Net earnings amounted to $365,000 for the year ended June 30, 1997, a decrease of $156,000, or 29.9%, from the $521,000 in net earnings recorded for the year ended June 30, 1996. The decrease in net earnings was primarily attributable to an increase in general, administrative and other expense of $358,000, or 17.9%, and a decrease in other income of $258,000, or 54.9%, which were partially offset by an increase in net interest income after provision for losses on loans of $377,000, or 16.1%. The decrease in earnings level before federal income taxes of $239,000, or 29.7%, resulted in a decrease in the provision for federal income taxes of $83,000, or 29.2%. As previously discussed, the earnings level of $365,000 for the year ended June 30, 1997 was greatly affected by a nonrecurring $242,000 after-tax charge to net earnings, or $1.12 per diluted share, for the FDIC special assessment to recapitalize the SAIF to the required statutory level in accordance with the legislation enacted into law during fiscal 1997. Excluding the detrimental effects on net earnings of the one-time SAIF recapitalization charge, net earnings for the year ended June 30, 1997 would have been recorded at $607,000, as compared to $521,000 for the year ended June 30, 1996, an increase of $86,000, or 16.5%.

     Net Interest Income and Provision for Losses on Loans

     The Corporation's net interest income increased by $384,000, or 16.4%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The increase in net interest income during fiscal 1997 was primarily the result of an increase in total interest income, due to increases in the average outstanding balances of loans, mortgage-backed securities and investment securities, and to increases in the weighted-average rates earned on loans and investment securities, which were partially offset by a decrease in the average outstanding balance of other interest-earning assets and to declines in the weighted-average rates earned on mortgage-backed securities and other interest-earning assets. Total interest income on the Corporation's interest-earning assets increased by $782,000, or 12.2%, during fiscal 1997 due to overall increases of $9.2 million, or 11.3%, in the average outstanding balances of such assets, which were coupled with overall increases of 7 basis points, or 0.9%, in the weighted-average yields earned on such assets. The increase in total interest income during fiscal 1997 was partially offset by an increase in total interest expense, primarily due to increases in the average outstanding balance of deposits and borrowings, which were partially offset by declines in the weighted-average rates paid on deposits and borrowings. Total interest expense on the Corporation's interest-bearing liabilities for fiscal 1997, as compared to fiscal 1996, increased by $398,000, or 9.8%, due to overall increases of $9.0 million, or 11.4%, in the average outstanding balances of such liabilities, which were partially offset by overall declines of 7 basis points, or 1.4%, in the weighted-average rates paid on the Corporation's interest-bearing liabilities. The upward movement in the average yields earned on the Corporation's interest-earning assets compared to the downward movement in the average yields paid on the Corporation's interest-bearing liabilities reflected a widening of the interest rate spread during fiscal 1997, which correlated into increased core earnings. Such positive movement in yields earned and paid was reflected in the interest rate spread, which had increased from 2.66% in fiscal 1996 to 2.80% in fiscal 1997, while the net yield (net interest income as a percentage of average interest-earning assets) increased from 2.86% in fiscal 1996 to 2.99% in fiscal 1997. The major factor contributing to the increases in the interest rate spread and net yield year-to-year was believed to be management's concerted efforts in growing the loan portfolio by holding in the portfolio the majority of fixed-rate loans originated in the fiscal 1997 interest rate environment.

     Interest income on loans increased by $811,000, or 18.3%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The increase in interest income on loans during fiscal 1997 was due to an increase of $9.2 million, or 17.9%, in the average balance of loans outstanding, which was coupled with an increase 3 basis points, or 0.3%, in the weighted-average rate earned on loans. The increase in the average outstanding balance of loans year-to-year reflected a continuation of loan demand in which loan originations and purchases exceeded loan principal repayments, sales and payoffs. The growth in the loan portfolio was also attributed to management's decision to portfolio fixed-rate loans in the fiscal 1997 interest rate environment subject to certain interest rate risk limitations. The increase in the average yield earned on loans was principally the result of management's strategy to hold fixed-rate mortgage loans, so as to improve interest rate spread and overall net earnings. The greater percentage of outstanding fixed-rate mortgage loans in the loan portfolio in fiscal 1997, the upward repricing of existing adjustable-rate ("teaser") mortgage loans and strong consumer preferences toward originating fixed-rate mortgages as opposed to lower rate adjustable mortgages in a relatively stable interest rate environment are other contributing factors leading to overall higher loan yields in fiscal 1997. All these factors were coupled with a generally higher interest rate environment prevailing during fiscal 1997.

     Interest income on mortgage-backed securities designated as available for sale and held to maturity decreased by $10,000, or 0.6%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The decrease in interest income on mortgage-backed securities was the result of a decrease in the weighted-average rate earned on such assets of 9 basis points, or 1.4%, which was partially offset by an increase in the average outstanding balance of mortgage-backed securities of $238,000, or 0.9%. The increase in the average balance of mortgage-backed securities outstanding during fiscal 1997 reflected the purchase of floating-rate collateralized mortgage obligations designated as available for sale, the purchase of collateralized mortgage obligations designated as held to maturity for liquidity and diversification purposes, the purchase of an adjustable-rate participation certificate and the sale of securities in fiscal 1996, all of which were partially offset by principal repayments on securities with respect to the underlying loans and the sale of securities in fiscal 1997. Such increase in the average balance of mortgage-backed securities outstanding was attributable in part to a strategy adopted by management to sustain continued growth in asset levels by primarily using deposits and repayment cash flows to fund purchases of such assets. The increased volume of mortgage-backed securities, which supplemented the growth in the loan portfolio, helped improve the Corporation's overall interest rate spread and net earnings level. The increase in the average balance of mortgage-backed securities outstanding, however, began shrinking during the second half of fiscal 1997 as management shifted more proceeds from sales of securities and principal repayments towards the origination of loans. Management's primary objective during fiscal 1997 was to grow the loan portfolio by shifting funds from other asset categories to the extent practicable. The decline in the weighted-average yield earned on mortgage-backed securities generally reflected the downward movement of interest rate changes on the Corporation's adjustable-rate and floating-rate mortgage-backed securities and collateralized mortgage obligations.

     Interest and dividend income on investment securities held to maturity and other interest-earning assets decreased in the aggregate by $19,000, or 8.6%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The decrease during fiscal 1997 was due primarily to a decrease of $657,000, or 26.2%, in the average balance outstanding of other interest-earning assets and a decline of 53 basis points, or 8.0%, in the weighted-average rate earned on other interest-earning assets, which were partially offset by an increase of $446,000, or 56.3%, in the average balance outstanding of investment securities and an increase of 15 basis points, or 2.1%, in the weighted-average rate earned on investment securities. The increase in the average outstanding balance of investment securities during fiscal 1997 was largely attributable to the purchase of callable U.S. Government agency obligations in both fiscal 1997 and 1996, which was partially offset by the call of some of these securities and the maturities of other investment securities during fiscal 1997. Such callable obligations were generally offered at attractive, above-market rates in order to compensate the buyer for the call feature and helped improve the Corporation's overall yield on investment securities and interest rate spread. The increase in the weighted-average rate earned on investment securities during fiscal 1997 was due to the purchase of callable U.S. Government agency obligations at rates generally higher than those securities called or matured in fiscal 1997, resulting from a generally higher interest rate environment. The reduction in other interest-earning assets was the function of a steadily growing lending operation, while the decline in yield earned on such short-term liquid assets was due in part to two interest rate reductions by the Federal Reserve in fiscal 1996, which was partially offset by one interest rate increase in fiscal 1997.

     Interest expense on deposits increased by $356,000, or 10.4%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The increase in interest expense on deposits during fiscal 1997 was due to an increase of $8.2 million, or 12.0%, in the average balance of deposits outstanding, which was partially offset by a decrease of 8 basis points, or 1.6%, in the weighted- average rate paid on deposits. The increase in the average balance of deposits outstanding during the fiscal years presented reflected a significant increase in term certificates of deposit (primarily certificates of deposit with original terms to maturity of two years or less) of $8.7 million, or 17.8%, which was partially offset by a decline of $461,000, or 2.3%, in deposit balances subject to daily repricing (passbook, money market deposit and NOW accounts). Such increase in certificates of deposit emanated from depositors' preference for shifting funds from deposits subject to daily repricing to higher yielding term certificates of deposit and from an influx of new deposits due to increased marketing and selling efforts by management and competitive pricing strategies. In addition, during fiscal 1997, management began utilizing more frequently brokered deposits and other out-of-state funds as an alternative source of funds in an effort to continue the growth in certificates of deposit. In many cases, interest rates paid on brokered deposits were actually the same or lower than interest rates paid on local deposits. The increase in the average outstanding balance of deposits was necessary to predominately fund the growth in the loan portfolio. The decrease in the weighted- average rate paid on deposit accounts year-to-year reflected lower market rates of interest during fiscal 1997, as compared to fiscal 1996. Specifically, the weighted-average rate paid on certificates of deposit decreased from 5.88% in fiscal 1996 to 5.68% in fiscal 1997, which was coupled with a decrease in the weighted-average rate paid on transaction accounts from 2.84% in fiscal 1996 to 2.70% in fiscal 1997.

     Interest expense on borrowings, consisting primarily of fixed-rate Federal Home Loan Bank advances, adjustable-rate LIBOR-based advances and line of credit advances and, to a lesser extent, an adjustable-rate loan of the ESOP, increased by $42,000, or 6.7%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The increase in interest expense on borrowings during fiscal 1997 was attributed to an increase of $785,000, or 7.7%, in the average outstanding balance of borrowings, which was partially offset by a decrease of 5 basis points, or 0.8%, in the weighted-average rate paid on borrowings. The increase in the average outstanding balance of borrowings year-to-year was the result of management utilizing new borrowings from the Federal Home Loan Bank to assist, in part, in funding the Corporation's lending and investment activities. Such increase in the average outstanding balance of borrowings was partially offset by significant principal repayments on Federal Home Loan Bank advances and other short-term borrowings in fiscal 1996. These repayments in fiscal 1996 were funded with excess liquidity and deposit inflows, as it was management's intent of principally growing the Corporation through an increased deposit base. During fiscal 1997, however, advances from the Federal Home Loan Bank were utilized by management as an alternative funding source to provide additional liquidity and sources of funds to the lending function during periods of cash outflows, as well as to pursue its lending and investment programs as previously discussed. During fiscal 1997, the weighted-average rate paid on borrowings declined to 6.06%, a decrease of 5 basis points, or 0.8%, from 6.11% in fiscal 1996. This decrease in the weighted-average rate paid year-to-year generally reflected the lower costs of new borrowings in comparison to borrowings obtained in prior years. Additionally, the interest rates paid on the adjustable rate portion of Federal Home Loan Bank advances in fiscal 1997 were generally lower than the interest rates paid on that portion in fiscal 1996, as management utilized such advances during periods of lower interest rates.

     The Corporation's provision for losses on loans increased by $7,000, or 63.6%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The provision for losses on loans was comprised solely of discretionary additions to the general loan loss allowance. As previously discussed, provisions for losses on loans are charged to earnings to bring the total allowance to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by Blue Ash, industry standards, the status of past due principal and interest payments, general economic conditions, particularly as they relate to Blue Ash's lending area, and other factors related to the collectibility of the loan portfolio. The provision for losses on loans during fiscal 1997 was predicated upon the overall loan portfolio growth and management's review of non-performing and nonaccrual loans and anticipated losses on loans for the year.

     As a result of the foregoing changes in interest income, interest expense and provision for losses on loans, net interest income after provision for losses on loans increased during the year ended June 30, 1997 by $377,000, or 16.1%, as compared to the year ended June 30, 1996.

     Other Income

     Total other income decreased by $258,000, or 54.9%, from $470,000 during the year ended June 30, 1997 to $212,000 during the year ended June 30, 1996. The principal causes for this decline in other income were a decrease in gain on sale of mortgage loans of $97,000, or 60.2%, a decrease in gain on sale of mortgage-backed securities designated as available for sale of $135,000, or 90.6%, a decrease in loan servicing fees of $13,000, or 11.5%, an increase in loss on sale of real estate acquired through foreclosure of $1,000 and a decrease in service fees, charges and other operating income of $12,000, or 25.5%.

     The decrease in gain on sale of mortgage loans was the result of a reduction in secondary market activities during fiscal 1997, as compared to fiscal 1996, due to management's strategy of holding in the loan portfolio certain fixed-rate mortgage loans subject to certain interest rate risk limitations. The Corporation recognized cash gains on the sale of mortgage loans in the secondary market of $17,000 and $125,000 during fiscal 1997 and 1996, respectively. As a result, proceeds from the sale of loans in the secondary market declined from $8.2 million in fiscal 1996 to $1.9 million in fiscal 1997, and loans originated for sale in the secondary market decreased from $9.4 million in fiscal 1996 to $1.7 million in fiscal 1997. Prior to management's change in strategy of originating fixed-rate mortgage loans in fiscal 1996, loan sales were frequently utilized as a means of minimizing interest rate risk as well as generating additional funds for lending and other purposes.

     The decrease in gain on sale of mortgage-backed securities of $135,000, or 90.6%, was due to the significant decline in sales activity during fiscal 1997, as compared to fiscal 1996. Proceeds from the sale of mortgaged-backed securities were $1.1 million and $10.8 million during fiscal 1997 and 1996, resulting in gains of $14,000 and $149,000, respectively. Such greater sales activity in fiscal 1996 was undertaken by management for diversification purposes and to realize profits, arising from a favorable interest rate environment, that had accumulated on certain floating-rate collateralized mortgage obligations which were tied to a particular lagging market index. The decrease in loan servicing fees of $13,000, or 11.5%, during fiscal 1997 was principally attributed to a decline of approximately $3.6 million, or 7.6%, year-to-year in the average outstanding balance of loans sold in the secondary market and to other financial institutions, which was coupled with an increase of $4,000, or 66.7%, in expense for amortization and impairment of originated mortgage servicing rights under SFAS No. 125. The decline in service fees, charges and other operating income of $12,000, or 25.5%, reflected the increased costs incurred by the Corporation in the origination of no-cost line of credit loans which were more prevalent in fiscal 1997 and the reduction in fees received from correspondent lenders, which were partially offset by increased fees generated year-to-year from NOW accounts. In addition, the Corporation recognized a loss of $1,000 during fiscal 1997 on the sale of real estate acquired through foreclosure (single-family residence).

     General, Administrative and Other Expense

     Total general, administrative and other expense increased by $358,000, or 17.9%, during the year ended June 30, 1997, as compared to the year ended June 30, 1996. The components of this increase in total general, administrative and other expense during fiscal 1997 were comprised of an increase in employee compensation and benefits of $36,000, or 3.7%, an increase in federal deposit insurance premiums of $323,000, or 224.3%, an increase in state franchise tax expense of $9,000, or 10.7%, an increase in data processing expense of $6,000, or 6.5%, and an increase in advertising expense of $3,000, or 3.5%, all of which were partially offset by a decrease in occupancy and equipment expense of $14,000, or 3.8%, and a decrease in other operating expense of $5,000, or 2.2%.

     The increase in employee compensation and benefits of $36,000, or 3.7%, during fiscal 1997, as compared to fiscal 1996, was primarily due to normal merit increases, increases in employee group health insurance premiums and decreases in deferred loan origination costs in accordance with SFAS No. 91 as a result of an approximate $568,000, or 1.9%, decrease in total lending volume year-to-year, all of which were partially offset by decreases in employee salaries due to a temporary reduction in the work staff in the savings and mortgage operations, decreases in contributions to the ESOP plan and decreases in certain payroll-related taxes such as workers compensation premiums and state unemployment taxes.

     The increase of $323,000 in federal deposit insurance premiums was due to the one-time special assessment of $366,000 to recapitalize the SAIF to federally-mandated levels and to an increased average deposit base year-to-year, which were partially offset by a reduction of $72,000 in regular SAIF premium assessments after enactment of the SAIF legislation as previously discussed. The increase in data processing expense of $6,000, or 6.5%, also reflected an increased average deposit base as well as growth in lending operations. The increase in state franchise tax expense of $9,000, or 10.7%, was primarily attributed to an enhanced equity capital position year-to-year. The increase of $3,000, or 3.5%, in advertising expense was principally attributable to a continuation of intensified marketing and selling efforts by management, which were directed toward the loan origination function and attracting new deposits. The decrease in occupancy and equipment expense of $14,000, or 3.8%, was largely due to the reduction in office building repair and maintenance expenses and expenses associated with ATM processing, which were partially offset by higher light, heat and utilities costs and furniture, fixtures and equipment expenses. The decrease in other operating expense of $5,000, or 2.2%, during fiscal 1997 was due in part to a decrease in NOW processing expenses and a decrease in office supplies and stationery costs, which were partially offset by an increase in supervisory assessments resulting from a greater asset base and an increase in consulting fees associated with analyzing new loan origination software and upgrading the Corporation's computer system.

     Federal Income Taxes

     The provision for federal income taxes totaled $201,000 for the year ended June 30, 1997, compared to $284,000 for the year ended June 30, 1996, a decrease of $83,000, or 29.2%. The decrease in the provision for federal income taxes reflected the lower level of pre-tax earnings for the year ended June 30, 1997, a decrease of $239,000, or 29.7%. As previously discussed, the one-time charge to replenish the SAIF had a detrimental impact on net earnings for the year ended June 30, 1997. As a result, the level of federal income tax expense for each of the years ended June 30, 1997 and 1996 generally reflected the level of pre-tax earnings for such years.

                                    [ LOGO ]


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Towne Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Towne Financial Corporation and Subsidiary as of June 30, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years ended June 30, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Towne Financial Corporation and Subsidiary as of June 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years ended June 30, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.




/s/ Grant Thornton LLP

Cincinnati, Ohio
September 4, 1998

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                    June 30,
                       (In thousands, except share data)



       ASSETS                                                                1998      1997
Cash and due from banks                                                  $  1,419  $  2,310
Federal funds sold                                                          3,900       200
Interest-bearing deposits in other financial institutions                     319       205
                                                                         --------  --------

       Cash and cash equivalents                                            5,638     2,715



Certificates of deposit in other financial institutions                       469       466
Investment securities designated as available for sale - at market            809         -
Investment securities held to maturity - at amortized cost, approximate
 market value of $812 and $1,399 at June 30, 1998 and 1997                    809     1,399
Mortgage-backed securities designated as available for sale - at market    18,354    15,269
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $14,592 and $11,267 at June 30,
 1998 and 1997                                                             14,641    11,463
Loans held for sale - at lower of cost or market                              882         -
Loans receivable - net                                                     71,476    66,817
Office premises and equipment - at depreciated cost                         2,250     2,335
Federal Home Loan Bank stock - at cost                                        797       742
Accrued interest receivable on loans                                          678       562
Accrued interest receivable on mortgage-backed securities                     189       166
Accrued interest receivable on investments and interest-
 bearing deposits                                                              25        31
Goodwill - net of accumulated amortization                                    333       367
Prepaid expenses and other assets                                             425       226
Prepaid federal income taxes                                                   15         -
                                                                         --------  --------

       Total assets                                                      $117,790  $102,558
                                                                         ========  ========

       LIABILITIES AND SHAREHOLDERS' EQUITY                                  1998      1997
Deposits                                                                 $ 94,988  $ 81,794
Advances from the Federal Home Loan Bank                                   12,674    12,000
Loan of Employee Stock Ownership Plan                                          30        60
Advances by borrowers for taxes and insurance                                 300       260
Accounts payable on mortgage loans serviced for others                        492       368
Accrued interest payable                                                       38        28
Other liabilities                                                             175       138
Accrued federal income taxes                                                    -         9
Deferred federal income taxes                                                 430       263
                                                                         --------  --------

       Total liabilities                                                  109,127    94,920

Commitments                                                                     -         -

Shareholders' equity
 Preferred shares - 250,000 shares of $1.00 par value authorized;
  no shares issued                                                              -         -
 Common shares - 2,250,000 shares of $1.00 par value authorized;
  208,500 shares issued and outstanding at June 30, 1998 and 1997             209       209
 Additional paid-in capital                                                 1,680     1,680
 Retained earnings - substantially restricted                               6,841     5,987
 Less required contributions for shares acquired by
  Employee Stock Ownership Plan (ESOP)                                        (30)      (60)
 Unrealized losses on securities designated as available for
  sale - net of related tax effects                                           (37)     (178)
                                                                         --------  --------

       Total shareholders' equity                                           8,663     7,638
                                                                         --------  --------

       Total liabilities and shareholders' equity                        $117,790  $102,558
                                                                         ========  ========












The accompanying notes are an integral part of these statements.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS

                              Year ended June 30,
                     (In thousands, except per share data)



                                                                 1998    1997     1996
Interest income
 Loans                                                         $6,301  $5,232   $4,421
 Mortgage-backed securities                                     1,833   1,757    1,767
 Investment securities                                            104      91       57
 Interest-bearing deposits and other                              224     112      165
                                                               ------  ------   ------
      Total interest income                                     8,462   7,192    6,410

Interest expense
 Deposits                                                       4,639   3,792    3,436
 Borrowings                                                       757     669      627
                                                               ------  ------   ------
      Total interest expense                                    5,396   4,461    4,063
                                                               ------  ------   ------

      Net interest income                                       3,066   2,731    2,347

Provision for losses on loans                                      24      18       11
                                                               ------  ------   ------
      Net interest income after provision for losses on loans   3,042   2,713    2,336

Other income (loss)
 Loan servicing fees                                               55     100      113
 Gain on sale of mortgage loans                                   365      64      161
 Gain on sale of mortgage-backed securities                        28      14      149
 Gain on sale of investment securities                              3       -        -
 Loss on sale of real estate acquired through foreclosure           -      (1)       -
 Service fees, charges and other operating                         49      35       47
                                                               ------  ------   ------
      Total other income                                          500     212      470

General, administrative and other expense
 Employee compensation and benefits                             1,131   1,002      966
 Occupancy and equipment                                          375     353      367
 Data processing                                                   98      99       93
 Federal deposit insurance premiums                                53     467      144
 Franchise taxes                                                   97      93       84
 Advertising                                                       95      89       86
 Amortization of goodwill                                          34      38       38
 Other operating                                                  225     218      223
                                                               ------  ------   ------
      Total general, administrative and other expense           2,108   2,359    2,001
                                                               ------  ------   ------

      Earnings before federal income taxes                      1,434     566      805

Federal income taxes
 Current                                                          401     163      210
 Deferred                                                          95      38       74
                                                               ------  ------   ------
      Total federal income taxes                                  496     201      284
                                                               ------  ------   ------

      NET EARNINGS                                             $  938  $  365   $  521
                                                               ======  ======   ======

      EARNINGS PER SHARE
       Basic                                                   $ 4.50  $ 1.75   $ 2.51
                                                               ======  ======   ======

       Diluted                                                 $ 4.28  $ 1.69   $ 2.44
                                                               ======  ======   ======


The accompanying notes are an integral part of these statements.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                For the years ended June 30, 1998, 1997 and 1996
                     (In thousands, except per share data)

                                                                                                  UNREALIZED
                                                                                                       GAINS
                                                                                     REQUIRED    (LOSSES) ON
                                                                                CONTRIBUTIONS     SECURITIES
                                                          ADDITIONAL               FOR SHARES  DESIGNATED AS
                                                  COMMON     PAID-IN  RETAINED       ACQUIRED      AVAILABLE
                                                  SHARES     CAPITAL  EARNINGS        BY ESOP       FOR SALE   TOTAL

Balance at July 1, 1995                             $208      $1,669    $5,101          $(118)          $ 23  $6,883

Stock options exercised                                -           6         -              -              -       6
Principal repayments on loan of ESOP                   -           -         -             29              -      29
Net earnings for the year ended June 30, 1996          -           -       521              -              -     521
Unrealized losses on securities designated as
 available for sale - net of related tax effects       -           -         -              -           (282)   (282)
                                                  ------  ----------  --------  -------------  -------------  ------

Balance at June 30, 1996                             208       1,675     5,622            (89)          (259)  7,157

Stock options exercised                                1           5         -              -              -       6
Principal repayments on loan of ESOP                   -           -         -             29              -      29
Net earnings for the year ended June 30, 1997          -           -       365              -              -     365
Unrealized gains on securities designated as
 available for sale - net of related tax effects       -           -         -              -             81      81
                                                  ------  ----------  --------  -------------  -------------  ------

Balance at June 30, 1997                             209       1,680     5,987            (60)          (178)  7,638

Principal repayments on loan of ESOP                   -           -         -             30              -      30
Net earnings for the year ended June 30, 1998          -           -       938              -              -     938
Cash dividends of $.40 per share                       -           -       (84)             -              -     (84)
Unrealized gains on securities designated as
 available for sale - net of related tax effects       -           -         -              -            141     141
                                                  ------  ----------  --------  -------------  -------------  ------

Balance at June 30, 1998                            $209      $1,680    $6,841           $(30)          $(37) $8,663
                                                  ======  ==========  ========  =============  =============  ======




The accompanying notes are an integral part of these statements.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              Year ended June 30,
                                 (In thousands)


                                                                  1998     1997     1996
Cash flows provided by (used in) operating activities:
 Net earnings for the year                                     $   938  $   365  $   521
 Adjustments to reconcile net earnings to net
 cash provided by (used in) operating activities:
  Amortization of premiums and accretion of discounts
   on mortgage-backed securities, net                                7       11       28
  Gain on sale of investment securities                             (3)       -        -
  Gain on sale of mortgage-backed securities                       (28)     (14)    (149)
  Provision for losses on loans                                     24       18       11
  Gain on sale of mortgage loans                                  (136)     (44)     (73)
  Accretion of discounts on loans                                   (2)       -        -
  Amortization of deferred loan origination fees                   (39)     (42)     (37)
  Loans originated for sale in the secondary market            (18,897)  (1,724)  (9,374)
  Proceeds from sale of loans in the secondary market           18,918    1,949    8,201
  Depreciation and amortization                                    159      153      152
  Loss on sale of real estate acquired through foreclosure           -        1        -
  Federal Home Loan Bank stock dividends                           (55)     (50)     (46)
  Amortization of goodwill                                          34       38       38
  Increases (decreases) in cash due to changes in:
   Accrued interest receivable on loans                           (116)     (19)     (91)
   Accrued interest receivable on mortgage-backed securities       (23)       9      (12)
   Accrued interest receivable on investments and
    interest-bearing deposits                                        6      (11)      (6)
   Prepaid expenses and other assets                              (199)      18       27
   Accrued interest payable                                         10       (8)       -
   Other liabilities                                                37       (1)      27
   Federal income taxes
    Current                                                        (24)      28      (15)
    Deferred                                                        95       38       74
                                                              --------  -------  -------
      Net cash provided by (used in) operating activities          706      715     (724)
                                                              --------  -------  -------

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                              Year ended June 30,
                                 (In thousands)


                                                                                                     1998      1997      1996
Cash flows provided by (used in) investing activities:
 Proceeds from sale of investment securities designated as
  available for sale                                                                              $   496  $      -  $      -
 Proceeds from maturities of investment securities held to maturity                                   250       410         -
 Proceeds from called investment securities held to maturity                                        1,850       400       400
 Purchase of investment securities designated as available for sale                                (1,299)        -         -
 Purchase of investment securities held to maturity                                                (1,510)     (909)   (1,200)
 Proceeds from sale of mortgage-backed securities designated
  as available for sale                                                                             8,884     1,148    10,803
 Proceeds from called mortgage-backed securities held to maturity                                     500         -         -
 Purchase of mortgage-backed securities designated as available
  for sale                                                                                        (12,674)   (1,672)  (14,045)
 Purchase of mortgage-backed securities held to maturity                                           (4,926)     (349)   (2,430)
 Principal repayments on mortgage-backed securities designated as:
  Available for sale                                                                                  959     1,081     1,468
  Held to maturity                                                                                  1,225       815     1,246
 Loan disbursements                                                                               (28,908)  (26,835)  (20,069)
 Purchase of loans                                                                                   (671)     (258)      (49)
 Loan principal repayments                                                                         24,170    15,189    12,102
 Purchase of office premises and equipment                                                            (74)      (80)      (39)
 (Increase) decrease in certificates of deposit in other financial
  institutions - net                                                                                   (3)     (368)       100
                                                                                                  -------  --------  --------
       Net cash used in investing activities                                                      (11,731)  (11,428)  (11,713)

Cash flows provided by (used in) financing activities:
 Issuance of and credits to deposit accounts                                                       88,782    83,717    72,257
 Withdrawals from deposit accounts                                                                (75,588)  (77,541)  (56,423)
 Proceeds from Federal Home Loan Bank advances                                                     10,000     3,776     9,706
 Repayments of Federal Home Loan Bank advances                                                     (9,326)     (200)   (9,600)
 Repayments of obligations for securities sold under
  agreements to repurchase                                                                              -         -    (3,504)
 Advances by borrowers for taxes and insurance                                                         40        31        89
 Accounts payable on mortgage loans serviced for others                                               124        28         4
 Proceeds from the exercise of stock options                                                            -         6         6
 Dividends paid on common shares                                                                      (84)        -         -
                                                                                                  -------  --------  --------
       Net cash provided by financing activities                                                   13,948     9,817    12,535
                                                                                                  -------  --------  --------

Net increase (decrease) in cash and cash equivalents                                                2,923     (896)        98

Cash and cash equivalents at beginning of year                                                      2,715     3,611     3,513
                                                                                                  -------  --------  --------

Cash and cash equivalents at end of year                                                          $ 5,638  $  2,715  $  3,611
                                                                                                  =======  ========  ========

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                              Year ended June 30,
                                 (In thousands)


                                                                  1998    1997    1996
Supplemental disclosure of cash flow information:
 Cash paid during the year for:
  Federal income taxes                                          $  425  $  135  $  225
                                                                ======  ======  ======

  Interest on deposits and borrowings                           $5,386  $4,469  $4,063
                                                                ======  ======  ======

Supplemental disclosure of noncash investing activities:
 Foreclosed mortgage loans transferred to real estate acquired
  through foreclosure                                           $    -  $  108  $    -
                                                                ======  ======  ======

 Loans disbursed to finance the sale of real estate acquired
  through foreclosure                                           $    -  $  107  $    -
                                                                ======  ======  ======

 Transfers of loans from held for sale to held for investment
  classification                                                $    -  $1,755  $    -
                                                                ======  ======  ======

 Transfers of loans held for investment to held for sale
  classification                                                $  766  $   59  $  210
                                                                ======  ======  ======

 Recognition of mortgage servicing rights in accordance
  with Statement of Financial Accounting Standards No. 125      $  229  $   20  $   88
                                                                ======  ======  ======

 Loan charge-offs                                               $    4  $    5  $    -
                                                                ======  ======  ======

 Transfers of mortgage-backed securities from held to maturity
  to available for sale classification                          $    -  $    -  $2,371
                                                                ======  ======  ======

 Unrealized gains (losses) on securities designated
  as available for sale - net of related tax effects            $  141  $   81  $ (282)
                                                                ======  ======  ======
















The accompanying notes are an integral part of these statements.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES

  Towne Financial Corporation ("Towne Financial", or the "Corporation") conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Corporation's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Corporation can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

  The financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

  The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

  1.  Principles of Consolidation

  Towne Financial is a unitary savings and loan holding company. Since the date of incorporation, Towne Financial's activities have been limited primarily to holding the common stock of its subsidiary, The Blue Ash Building and Loan Company ("Blue Ash", or the "Company").

  The consolidated financial statements include the accounts of the Corporation and the Company. Condensed financial statements of the Corporation as of June 30, 1998 and 1997 and for the years ended June 30, 1998, 1997 and 1996 are presented in Note M. Future references are made to either the Corporation or the Company as the context requires. All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  2.  Investment Securities and Mortgage-Backed Securities

  The Corporation accounts for investment securities and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires the classification of certain debt and equity securities as held to maturity, trading or available for sale. SFAS No. 115 also addresses the accounting and reporting for investments in equity securities that have readily determinable fair values (market value) and for all investments in debt securities. Such investments are classified in three categories and accounted for as follows: (i) debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost; (ii) debt and equity securities that are held for current resale are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings, and (iii) debt and equity securities not classified as either securities held to maturity or trading securities are classified as securities available for sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. Under SFAS No. 115, securities that could be sold in the future because of changes in interest rates or other factors are not classified as held to maturity. As required by SFAS No. 115, management determines the appropriate classification of investment securities and mortgage-backed securities at the time of purchase.

  The Corporation's investment securities are classified as either held to maturity or available for sale. Investment securities which are classified as held to maturity are recorded at cost, with any premium or discount amortized or accreted to maturity of the security. It is management's positive intent to hold such securities until maturity, and the Corporation has the ability to hold the securities until maturity. Investment securities which are classified as available for sale are stated at fair value, with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of shareholders' equity until realized. This classification includes securities that may be sold in response to changes in interest rates, the securities prepayment risk, liquidity needs, the availability of and the yield on alternative investments and funding sources. The Corporation's investment securities are comprised of U.S. Government agency obligations, municipal obligations and corporate equity securities at June 30, 1998, and solely of U.S. Government agency obligations at June 30, 1997. Amortization and accretion of premiums and discounts on investment securities are recorded using the interest method. Gains and losses on the sale of securities are recognized using the specific identification method.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  2.  Investment Securities and Mortgage-Backed Securities (continued)

  The Corporation classifies its mortgage-backed securities into two classifications depending on certain underlying characteristics of the securities. Mortgage-backed securities classified as held to maturity are stated at the unpaid principal amount outstanding (cost), adjusted for unamortized premiums and unaccreted discounts. Premiums and discounts are amortized and accreted into operations using the interest method over the estimated average life of the underlying loans collateralizing the securities. The mortgage-backed securities classified as held to maturity are carried at cost, as it is management's intent, and the Corporation has the ability to hold the securities until maturity. In considering the Corporation's ability to hold securities, collateralized mortgage obligations are reviewed for possible regulatory mandated divestiture under existing banking regulations. Mortgage-backed securities classified as available for sale are stated at fair value, with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of shareholders' equity until realized. Mortgage-backed securities classified as available for sale are those that management intends to sell or that would be sold for liquidity purposes, changes in interest rates, prepayment risk and asset/liability management reasons, even if there is not a present intention of such a sale. At June 30, 1998 and 1997, the Corporation's shareholders' equity reflected unrealized losses on securities designated as available for sale, net of applicable tax effects, of $37,000 and $178,000, respectively. Realized gains and losses on the sale of mortgage-backed securities are recognized using the specific identification method.

  Trading account securities are held for resale in anticipation of short-term market movements and are carried at fair value, with unrealized holding gains and losses reflected in earnings. There were no investment securities and mortgage-backed securities designated as trading securities at June 30, 1998 and 1997.

  3.  Mortgage Banking Activities

  The Company conducts mortgage banking operations via the sale of certain loans or participating interests in loans in order to generate servicing income and to provide additional funds for lending. Loans held for sale are identified at the point of origination and are carried at the lower of cost or market, determined in the aggregate. Market is determined on the basis of rates quoted in the secondary mortgage market. Net unrealized losses are recognized through a valuation allowance by charges against income. In computing cost, deferred loan origination costs (fees) are added to (deducted from) the principal balances of the related loans. Gains and losses on the sale of loans are based on the carrying amount of the loans sold under the specific identification method. At June 30, 1998, loans held for sale were carried at cost. At June 30, 1997, there were no loans identified as held for sale.

  During fiscal 1997, the Company transferred approximately $1.8 million in fixed-rate loans from a held for sale to a held for investment classification to better serve its objectives of sustaining loan portfolio growth and improving its overall yield on loans. These loans were valued at the lower of cost or market, determined in the aggregate, at the date of transfer.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  3.  Mortgage Banking Activities (continued)

  The Company retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. These rates can differ from the loan's contractual interest rate resulting in a "yield differential". In addition to previously deferred loan origination fees and cash gains, gains on sale of loans can represent the present value of the future yield differential less a normal servicing fee, capitalized over the estimated life of the loans sold. Normal servicing fees are determined by reference to the stipulated minimum servicing fee set forth by the government agencies to which the loans are sold. Such servicing fees are representative of the Company's normal servicing costs. The resulting capitalized excess servicing fee is amortized to operations over the life of the loans using the interest method. If prepayments are higher than expected, an immediate charge to operations is made. If prepayments are lower, then the related adjustments are made prospectively.

  The Company accounts for mortgage servicing rights in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Company recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained allocates some of the cost of the loans to the mortgage servicing rights. SFAS No. 125 eliminates the accounting distinction between servicing rights acquired through purchase transactions and those acquired through loan originations. Pursuant to the provisions of SFAS No. 125, the relative fair value of mortgage servicing rights (normal servicing fee income less applicable servicing costs) is allocated to the cost of loans sold for purposes of determining gain or loss. SFAS No. 125 also requires that an institution allocate the cost of purchasing or originating the mortgage loans between the mortgage servicing rights and the loans when mortgage loans are securitized, if it is practicable to estimate the fair value of mortgage servicing rights. Additionally, SFAS No. 125 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. In determining fair value, and the amount of impairment, if any, an institution would stratify mortgage servicing rights based on the predominant risk characteristics of the underlying loans serviced, such as loan type, loan size and note rate.

  During the years ended June 30, 1998, 1997 and 1996, approximately $229,000, $20,000 and $88,000 of mortgage servicing rights were capitalized in connection with SFAS No. 125. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income over the estimated life of the servicing portfolio. Amortization expense totaled $36,000, $8,000 and $5,000 for the years ended June 30, 1998, 1997 and 1996, respectively. The estimated fair value of capitalized mortgage servicing rights was approximately $274,000 and $93,000 at June 30, 1998 and 1997.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  3.  Mortgage Banking Activities (continued)

  The mortgage servicing rights recorded by the Company, calculated in accordance with the provisions of SFAS No. 125, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net present value to an acquirer of the acquired servicing.

  The carrying amount of the mortgage servicing rights is measured for impairment each quarter. If the carrying value of an individual pool exceeds its fair value, a valuation allowance is established. At June 30, 1998 and 1997, there was a total valuation allowance established for impairment of $14,000 and $2,000, respectively.

  4.  Loans Receivable

  Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees and costs, the allowance for losses on loans and discounts arising from the reclassification of loans from held for sale to held for investment. Discounts on loans are accreted to operations using the interest method over the average life of the underlying loans.

  Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  5.  Loan Origination and Commitment Fees

  The Company accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Company's experience with similar commitments, are deferred and amortized over the life of the related loan using the interest method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

  6.  Allowance for Losses on Loans

  It is the Company's policy to provide valuation allowances for estimated losses on loans based on past loss experience, changes in the composition of the loan portfolio, current trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in its primary lending areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value, although collection efforts continue and future recoveries may occur. In providing valuation allowances, costs of holding real estate, including the cost of capital, are considered. Major loans, including development projects, and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

  The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 amends SFAS Nos. 5 and 15 to clarify that a creditor should evaluate the collectibility of both contractual interest and contractual principal on all loans when assessing the need for loan loss reserves. In October 1994, the Financial Accounting Standards Board ("FASB") issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure," which amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans. SFAS No. 114, as amended by SFAS No. 118 as to certain income recognition provisions and financial statement disclosure requirements, is applicable to all creditors and to all loans that are individually and specifically evaluated for impairment, uncollateralized as well as collateralized, except those loans that are accounted for at fair value or at the lower of cost or fair value. SFAS No. 114 requires that the expected loss of interest income on nonperforming loans be taken into account when calculating loan loss reserves and that specified impaired loans be measured based upon the present value of

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  6.  Allowance for Losses on Loans (continued)

  expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral if the loan is collateral dependent. SFAS No. 114 does not apply to large groups of small balance, homogeneous loans that are collectively evaluated for impairment, leases or debt securities as defined under SFAS No. 115. A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family and multi-family residential loans, home equity lines of credit loans and passbook loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in nonresidential loans, and its evaluation of any impairment thereon, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value. Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time. SFAS No. 114 also requires an institution to account for a troubled debt restructuring involving a modification of terms at fair value as of the date of restructuring.

  The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as provision for loan losses expense.

  For impairment recognized in accordance with SFAS No. 114, as amended, the entire change in present value of expected cash flows is reported as provision for loan losses expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. Interest on impaired loans is reported on the cash basis. Impaired loans are loans that are considered to be permanently impaired in relation to principal or interest based on the original contract. Impaired loans are charged off in the same manner as all loans subject to charge off. At June 30, 1998 and 1997, the Company did not have any loans that would be defined under SFAS No. 114 as impaired.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  7.  Office Premises and Equipment

  Office premises and equipment are carried at cost less accumulated depreciation and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred.

  For financial reporting, depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations, principally on the straight-line and accelerated methods over the useful lives of the assets, estimated to be thirty to forty years for buildings, ten to fifteen years for building improvements, fifteen to twenty years for land improvements and five to ten years for furniture, fixtures and equipment.
  An accelerated depreciation method is used for tax reporting purposes.

  8.  Real Estate Acquired through Foreclosure

  Real estate properties acquired through loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. An increase in the loan valuation allowance is recorded for any write down in the loan's carrying value to fair value at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the real estate acquired through foreclosure is carried at the lower of cost or fair value. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value after foreclosure, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred. The specific identification method is used to determine gain or loss on the sale of real estate acquired through foreclosure. There was no real estate acquired through foreclosure at June 30, 1998 and 1997.

  9.  Amortization of Goodwill

  Goodwill arising from an acquisition is being amortized to operations using the straight-line method over a fifteen year period.

  At June 30, 1998, goodwill consisted of the following:


                               ORIGINAL    UNAMORTIZED
                                BALANCE      BALANCE
                                    (In thousands)

  Goodwill                        $504        $333
                                  ====        ====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  9.  Amortization of Goodwill (continued)

  The approximate scheduled amortization with respect to goodwill is as follows:



                                                        FUTURE
                  FISCAL YEAR ENDING JUNE 30,     AMORTIZATION
                                                (In thousands)
                     1999                                 $ 34
                     2000                                   34
                     2001                                   34
                     2002                                   34
                     2003                                   34
                     2004 and years thereafter             163
                                                          ----
                                                          $333
                                                          ====



  Management periodically evaluates the carrying value of goodwill in relation to the continuing earnings capacity of the acquired assets and assumed liabilities.

  In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS No. 121 provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The Corporation adopted SFAS No. 121 effective July 1, 1996, as required, without material effect on consolidated financial condition or results of operations.

  10.  Federal Income Taxes

  The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current year earnings, carried back against prior years' earnings, offset

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  10.  Federal Income Taxes (continued)

  against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimates of taxes payable on future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

  The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the past practice of preparing the federal income tax return on the cash basis of accounting, while the consolidated financial statements are prepared on the accrual basis of accounting, and from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, book and tax bad debt deductions, the general loan loss allowance, capitalized mortgage servicing rights, deferred compensation and gains on the sale of mortgage loans utilizing the net yield method. Additionally, a temporary difference is also recognized for depreciation expense utilizing accelerated methods for federal income tax purposes.

  The Corporation and the Company file a consolidated federal income tax return. There is a tax allocation agreement in effect between the Corporation and the Company.

  11.  Employee Benefits and Retirement Plan

  Coincident with conversion to the stock form of organization, Towne Financial established an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed six months of service and have attained the age of 21. The Corporation recognized expense totaling $50,000, $28,000 and $32,000 related to the ESOP for the years ended June 30, 1998, 1997 and 1996, respectively.

  The Company provides incentive compensation through a discretionary bonus plan to substantially all employees. Bonus compensation is determined annually solely at the discretion of the Board of Directors. The provision for bonus compensation under this plan totaled approximately $167,000, $109,000 and $103,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  11.  Employee Benefits and Retirement Plan (continued)

  In addition to providing employees with access to a discretionary bonus plan, the Company provides a medical reimbursement plan to all outside directors. The Company's obligation under the medical reimbursement plan is for the payment or reimbursement of qualifying medical care expenses incurred in any plan year by a director up to a maximum amount of $4,000 each per year. Qualifying medical care expenses are defined under the plan as those expenses not covered by the director's primary health plan. Expense under the medical reimbursement plan totaled approximately $4,000, $5,000 and $6,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

  12.  Stock Option and Incentive Plans

  The Corporation has a Stock Option and Incentive Plan (the "Plan"), which was adopted and approved in fiscal 1993, that provides for the issuance of 20,000 shares of authorized, but unissued shares of common stock to management and the Board, at an option price of not less than the fair market value of such shares at the date of grant of each option. The Board of Directors granted all of the available options under the Plan within four months upon completion of the Company's conversion to the stock form of organization at an exercise price of $11.50 per share. Each option granted under the Plan is exercisable within a ten year period according to a prescribed schedule. No option is exercisable after the expiration of ten years from the date it is granted. During fiscal 1994, options for 2,500 shares were surrendered, while options for 2,500 shares were reissued at an exercise price of $12.00 per share. Options for 500 shares were exercised in each of the three years ended June 30, 1997, 1996 and 1995. During fiscal 1998, there were no options exercised, leaving 18,500 unexercised shares outstanding under the Plan at June 30, 1998.

  On August 20, 1997, the Board of Directors of the Corporation approved and adopted the Towne Financial Corporation 1997 Stock Option Plan (the "1997 Plan") which was approved by a majority of the shareholders of the Corporation. The objective of the 1997 Plan was to enable the Corporation to compete successfully in attracting, retaining and providing incentives to the directors, officers and key employees of the Corporation and its subsidiary, thereby encouraging them to acquire a proprietary and vested interest in the growth and performance of the Corporation, and, in general, to generate an increased incentive to contribute to the Corporation's future success and prosperity, thus enhancing the value of the Corporation for the benefit of the shareholders. Pursuant to the 1997 Plan, a maximum of 20,000 shares of common stock was reserved for issuance by the Corporation upon the granting of options to certain directors, officers and key employees of the Corporation or its subsidiary from time to time under the 1997 Plan. Any shares of common stock issued under the 1997 Plan will be authorized but unissued shares or issued shares which have been reacquired by the Corporation. On January 28, 1998, all 20,000 shares of authorized, but

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  12.  Stock Option and Incentive Plans (continued)

  unissued shares of common stock under the 1997 Plan were granted to directors, officers and certain key employees at an exercise price as determined by the Board of Directors of $27.50, representing the fair market value of the common shares of the Corporation at the date of grant. The options granted are exercisable (i) as to not more than 20% of the total number of shares which may be purchased under the options, during the first year after the grant of the options; (ii) as to not more than 40% during the first two years of the grant of the options; (iii) as to not more than 60% during the first three years after the grant of the options; (iv) as to not more than 80% during the first four years after the grant of the options; and
  (v) the total number of shares not previously exercised during the remaining term of the options. The right of cumulation does exist in that, to the extent not previously exercised or terminated, option installments can accumulate and be exercisable, in whole or in part, in any subsequent period, but no installment of the options will be exercisable later than ten years from the date the options are granted. At June 30, 1998, none of the options granted under the 1997 Plan were eligible to be exercised by the participants.

  13.  Earnings Per Share and Dividends Per Share

  In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which requires institutions to present basic earnings per share and, if applicable, diluted earnings per share, respectively. Basic earnings per share is computed without including potential common shares, i.e., no dilutive effect. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares, including options, warrants, convertible securities and contingent stock agreements. SFAS No. 128, which superseded Accounting Principles Board ("APB") Opinion No. 15, was effective for interim and annual periods ending after December 15, 1997, and prior period earnings per share disclosures presented for comparative purposes (including those in interim financial statements, summaries of earnings and selected financial data) were required to be restated.
  Effective during the year ended June 30, 1998, the Corporation began presenting earnings per share pursuant to the provisions of SFAS No. 128. In accordance with the Statement, the fiscal 1997 and 1996 earnings per share presentations have been revised to conform to SFAS No. 128.

  In accordance with the provisions of SFAS No. 128, basic earnings per share was computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding during each of the years presented. Basic earnings per share for each of the three years ended June 30, 1998, 1997 and 1996 has been computed based on 208,500, 208,232 and
  207,538 weighted-average shares of common stock outstanding, respectively. Unlike the primary earnings per share calculation of APB Opinion No. 15, the denominator of basic earnings per share does not include dilutive common stock equivalents, such as convertible securities, warrants, or stock options. As a result, exercisable options, attendant to Towne Financial's Stock Option and Incentive Plans, were not considered in the computation of basic earnings per share.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  13.  Earnings Per Share and Dividends Per Share (continued)

  Diluted earnings per share, which replaced fully-diluted earnings per share under APB Opinion No. 15, takes into consideration common shares outstanding (as computed under basic earnings per share) and dilutive potential common shares. As a result, diluted earnings per share was computed assuming exercise of all Towne Financial's outstanding stock options. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 219,218, 216,189 and 213,738 for each of the three years ended June 30, 1998, 1997 and 1996, respectively.

  On August 20, 1997, the Board of Directors of the Corporation declared a first ever quarterly cash dividend of $.10 per share. During fiscal 1998, there were a total of four quarterly cash dividends of $.10 per share declared and paid on 208,500 outstanding common shares totaling $84,000.

  14.  Cash and Cash Equivalents

  For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks, federal funds sold and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

  15.  Fair Value of Financial Instruments

  SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

  The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Because of the judgment and subjective considerations required in determining appropriate and reasonable assumptions, the derived fair value estimates cannot be substantiated by comparison to independent markets. Further, the amounts which could be realized in immediate settlement of the instrument could vary significantly from the fair value estimate depending upon bulk versus individual settlements or sales as well as other factors. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate net fair value amounts presented do not represent the underlying value of the Corporation.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  15.  Fair Value of Financial Instruments (continued)

  The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 1998 and 1997:

          Cash and Cash Equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value due to the frequency of repricing of these items.

          Certificates of Deposit in Other Financial Institutions: The carrying amounts presented in the consolidated statements of financial condition for certificates of deposit in other financial institutions are deemed to approximate fair value.

          Investment Securities Designated as Available for Sale, Investment Securities Held to Maturity, Mortgage-Backed Securities Designated as Available for Sale and Mortgage-Backed Securities Held to Maturity:
          For investments and mortgage-backed securities, fair value is deemed to equal the quoted market price or dealer quote.

          Loans Held for Sale: For loans designated as held for sale, fair value is determined on the basis of rates quoted in the secondary mortgage market.

          Loans Receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, home equity lines of credit, multi-family residential, nonresidential real estate and land. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

          Federal Home Loan Bank Stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value since a quoted market price is not available on Federal Home Loan Bank stock.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  15.  Fair Value of Financial Instruments (continued)

          Deposits: The fair value of NOW accounts, passbook and club accounts and money market deposits is deemed to approximate the amount payable on demand at June 30, 1998 and 1997. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

          Advances from the Federal Home Loan Bank: The fair value of Federal Home Loan Bank advances has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities or, when available, quoted market prices.

          Loan of Employee Stock Ownership Plan (ESOP): The fair value of the ESOP loan is deemed to approximate the historical carrying value due to the daily repricing of the loan's interest rate.

          Escrow Deposits and Amounts Due on Loans Serviced for Others: The carrying value of advances by borrowers and amounts due on loans serviced for others is deemed to approximate fair value.

          Commitments to Extend Credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  15.  Fair Value of Financial Instruments (continued)

       Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at June 30:


                                                                  1998                1997
                                                          CARRYING      FAIR  CARRYING      FAIR
                                                             VALUE     VALUE     VALUE     VALUE
                                                                    (In thousands)
Financial assets:
 Cash and cash equivalents                                $  5,638  $  5,638  $  2,715  $  2,715
 Certificates of deposit in other financial institutions       469       469       466       466
 Investment securities designated as available
  for sale                                                     809       809         -         -
 Investment securities held to maturity                        809       812     1,399     1,399
 Mortgage-backed securities designated as available
  for sale                                                  18,354    18,354    15,269    15,269
 Mortgage-backed securities held to maturity                14,641    14,592    11,463    11,267
 Loans held for sale                                           882       888         -         -
 Loans receivable - net                                     71,476    73,723    66,817    68,625
 Federal Home Loan Bank stock                                  797       797       742       742
                                                          --------  --------  --------  --------

                                                          $113,875  $116,082  $ 98,871  $100,483
                                                          ========  ========  ========  ========

Financial liabilities:
 Deposits                                                 $ 94,988  $ 95,263  $ 81,794  $ 81,838
 Advances from the Federal Home Loan Bank                   12,674    12,550    12,000    11,840
 Loan of Employee Stock Ownership Plan                          30        30        60        60
 Advances by borrowers and amounts due on loans
  serviced for others                                          792       792       628       628
                                                          --------  --------  --------  --------

                                                          $108,484  $108,635  $ 94,482  $ 94,366
                                                          ========  ========  ========  ========

Off-balance sheet commitments:
 Commitments to extend credit (notional amount of
  $2,715 and $3,849 at June 30, 1998 and 1997)            $      -  $  2,757  $      -  $  3,884
                                                          ========  ========  ========  ========


  16.  Reclassifications

  Certain prior year amounts have been reclassified to conform to the June 30, 1998 consolidated financial statement presentation.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

  The amortized cost and estimated fair values of investment securities at June 30, including those designated as available for sale, are summarized as follows:

                                                   1998                  1997
                                                      ESTIMATED             ESTIMATED
                                           AMORTIZED       FAIR  AMORTIZED       FAIR
                                                COST      VALUE       COST      VALUE
                                                      (In thousands)
INVESTMENT SECURITIES AVAILABLE FOR SALE:
 U. S. Government agency obligations            $247       $249     $    -     $    -
 Municipal obligations                           559        559          -          -
 Corporate equity securities                       -          1          -          -
                                                ----       ----     ------     ------

                                                $806       $809     $    -     $    -
                                                ====       ====     ======     ======

INVESTMENT SECURITIES HELD TO MATURITY:
 U.S. Government agency obligations             $809       $812     $1,399     $1,399
                                                ====       ====     ======     ======


  At June 30, 1998, the estimated fair value appreciation of the Corporation's investment securities designated as available for sale in excess of cost totaled $3,000, which was comprised solely of gross unrealized gains. The estimated fair value appreciation of the Corporation's investment securities held to maturity in excess of cost totaled $3,000, which was comprised of gross unrealized gains of $5,000 and gross unrealized losses of $2,000. At June 30, 1997, the Corporation's estimated fair value of investment securities held to maturity was equal to the cost carrying value, consisting of gross unrealized gains of $5,000 and gross unrealized losses of $5,000.

  The amortized cost and estimated fair values of U.S. Government agency obligations and municipal obligations, including those designated as available for sale, at June 30, 1998, by term to maturity, are shown below. Expected maturities on certain U.S. Government agency obligations and municipal bonds may differ from contractual maturities because the issuer may have the right to call the obligations without prepayment penalties.


                                                             ESTIMATED
                                                    AMORTIZED     FAIR
                                                         COST    VALUE
                                                       (In thousands)
         INVESTMENT SECURITIES AVAILABLE FOR SALE:
          Due after five years through ten years         $247     $249
          Due after ten years through twenty years        312      312
          Due after twenty years                          247      247
                                                         ----     ----

                                                         $806     $808
                                                         ====     ====

         INVESTMENT SECURITIES HELD TO MATURITY:
          Due within five years or less                  $210     $211
          Due after five years through ten years          199      203
          Due after ten years through twenty years        400      398
                                                         ----     ----

                                                         $809     $812
                                                         ====     ====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

  Proceeds from the sale of investment securities designated as available for sale during the year ended June 30, 1998 totaled $496,000, resulting solely in gross realized gains of $3,000 on such sales.

  The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 1998 and 1997 (including those designated as available for sale), are shown below.

                                                                      1998
                                                                GROSS       GROSS  ESTIMATED
                                                AMORTIZED  UNREALIZED  UNREALIZED       FAIR
                                                     COST       GAINS      LOSSES      VALUE
                                                           (In thousands)
MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE:
 Federal Home Loan Mortgage Corporation
  Participation certificates                      $ 1,649         $ 5       $(21)    $ 1,633
  Collateralized mortgage obligations               8,894          10        (22)      8,882
 Federal National Mortgage Association
  Participation certificates                        1,936           -        (14)      1,922
  Collateralized mortgage obligations               5,934           3        (20)      5,917
                                                  -------         ---       -----    -------

                                                  $18,413         $18       $(77)    $18,354
                                                  =======         ===       =====    =======

MORTGAGE-BACKED SECURITIES HELD TO MATURITY:
 Federal Home Loan Mortgage Corporation
  Participation certificates                      $   932         $ -       $ (9)    $   923
  Collateralized mortgage obligations               5,633          31        (14)      5,650
 Federal National Mortgage Association
  Participation certificates                          706           3         (3)        706
  Collateralized mortgage obligations               5,987           1        (46)      5,942
 Small Business Administration
  Participation certificates                          867           -        (11)        856
 Residential Funding Corporation
  Collateralized mortgage obligations                 189           -           -        189
 Salomon Brothers, Inc.
  Collateralized mortgage obligations                  19           -           -         19
 Guardian Savings and Loan Association
  Collateralized mortgage obligations                 308           -         (1)        307
                                                  -------         ---       -----    -------

                                                  $14,641         $35       $(84)    $14,592
                                                  =======         ===       =====    =======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

                                                                       1997
                                                                GROSS       GROSS  ESTIMATED
                                                AMORTIZED  UNREALIZED  UNREALIZED       FAIR
                                                     COST       GAINS      LOSSES      VALUE
                                                           (In thousands)
MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE:
 Federal Home Loan Mortgage Corporation
  Participation certificates                      $ 1,881         $11      $ (27)    $ 1,865
  Collateralized mortgage obligations               2,363           -        (24)      2,339
 Federal National Mortgage Association
  Participation certificates                          679           8         (7)        680
  Collateralized mortgage obligations               9,504          13       (245)      9,272
 Santa Barbara Savings and Loan
  REMIC participation certificates                    737           -         (6)        731
 The Prudential Home Mortgage Securities
  Company, Inc.
   Collateralized mortgage obligations                374           8           -        382
                                                  -------         ---      ------    -------

                                                  $15,538         $40      $(309)    $15,269
                                                  =======         ===      ======    =======

MORTGAGE-BACKED SECURITIES HELD TO MATURITY:
 Federal Home Loan Mortgage Corporation
  Participation certificates                      $ 1,106         $ 9      $  (4)    $ 1,111
  Collateralized mortgage obligations               3,987           -        (57)      3,930
 Federal National Mortgage Association
  Participation certificates                          854           5         (6)        853
  Collateralized mortgage obligations               4,173          14       (141)      4,046
 Government National Mortgage Association
  Collateralized mortgage obligations                  80           1           -         81
 Small Business Administration
  Participation certificates                        1,046           1         (9)      1,038
 Residential Funding Corporation
  Collateralized mortgage obligations                 189           -         (9)        180
 Salomon Brothers, Inc.
  Collateralized mortgage obligations                  28           -           -         28
                                                  -------         ---      ------    -------

                                                  $11,463         $30      $(226)    $11,267
                                                  =======         ===      ======    =======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

  The carrying values of mortgage-backed securities at June 30, 1998, including those designated as available for sale, are shown below by contractual terms to maturity. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                  CARRYING
                                                                     VALUE
                                                             (In thousands)
             MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE:
              Due within one year                                  $   205
              Due after one year through three years                 1,600
              Due after three years through five years               1,385
              Due after five years through ten years                 4,932
              Due after ten years through twenty years               8,319
              Due after twenty years                                 1,913
                                                                   -------
                                                                   $18,354
                                                                   =======

             MORTGAGE-BACKED SECURITIES HELD TO MATURITY:
              Due within one year                                  $ 2,204
              Due after one year through three years                 1,425
              Due after three years through five years               1,026
              Due after five years through ten years                 2,792
              Due after ten years through twenty years               6,002
              Due after twenty years                                 1,192
                                                                    ------
                                                                   $14,641
                                                                   =======


  Proceeds from the sale of mortgage-backed securities designated as available for sale during the years ended June 30, 1998, 1997 and 1996 totaled $8.9 million, $1.1 million and $10.8 million, respectively, resulting in gross realized gains of $40,000, $14,000 and $175,000 during the years ended June 30, 1998, 1997 and 1996, respectively, and gross realized losses of $12,000 and $26,000 during the years ended June 30, 1998 and 1996.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

  In fiscal 1996, a one-time reassessment of the Corporation's mortgage-backed securities designated as held to maturity was undertaken, as permitted by the FASB's "Special Report" related to implementation of SFAS No. 115. This special report allowed the Corporation to reclassify any of its securities, including held to maturity debt securities, without calling into question the intent of the Corporation to hold debt securities to maturity in the future. Any transfers from the held to maturity category to an available for sale classification resulted in unrealized gains or losses being recognized as a separate component of shareholders' equity, net of related tax effects. In connection with this special report, management elected to restructure the Corporation's securities portfolio, and transferred mortgage-backed securities held to maturity with an amortized cost of $2.4 million to mortgage-backed securities designated as available for sale in order to permit more responsiveness to changes in interest rates and other balance sheet management factors. At the date of transfer, the mortgage-backed securities transferred from a held to maturity classification had net unrealized market losses of $36,000.


NOTE C - LOANS RECEIVABLE

  The composition of the loan portfolio at June 30 is summarized as follows:


                                                   1998     1997
                                                  (In thousands)
               Residential real estate
                One-to-four family residential   $51,790  $49,549
                Home equity lines of credit        2,627    2,699
                Multi-family residential           4,215    3,009
                Construction                       3,802    2,277
               Nonresidential real estate         10,797   10,437
               Land                                  659      631
               Deposit account                       111      250
               Consumer and other                     84        3
                                                 -------  -------
                                                  74,085   68,855
               Less:
                Undisbursed portion of loans in
                 process                          (2,186)  (1,632)
                Deferred loan origination fees      (159)    (162)
                Allowance for loan losses           (264)    (244)
                                                 -------  -------

                                                 $71,476  $66,817
                                                 =======  =======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE C - LOANS RECEIVABLE (continued)

  As depicted above, the Company's lending efforts have historically focused on one-to-four family residential and multi-family residential real estate loans, which comprise approximately $60.0 million, or 84%, of the total loan portfolio at June 30, 1998, and approximately $55.7 million, or 83%, of the total loan portfolio at June 30, 1997. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with more than adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

  As discussed previously, the Company has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $48.8 million, $41.6 million and $47.6 million at June 30, 1998, 1997 and 1996, respectively.

  In the ordinary course of business, the Company has made loans to some of its directors, officers and their related business interests. All related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. There were no loans outstanding to officers and directors at June 30, 1998. The aggregate dollar amount of loans outstanding to officers and directors was approximately $3,000 and $8,000 at June 30, 1997 and 1996, respectively. During the year ended June 30, 1998, there were no loans disbursed to officers and directors, while principal repayments of $3,000 were received from officers and directors.


NOTE D - ALLOWANCE FOR LOAN LOSSES

  The activity in the allowance for loan losses is summarized as follows for the years ended June 30:


                                              1998    1997    1996
                                                 (In thousands)

           Balance at beginning of year       $244    $231    $220
           Provision for losses on loans        24      18      11
           Charge-off of loans                  (4)     (5)      -
                                              ----    ----    ----
           Balance at end of year             $264    $244    $231
                                              ====    ====    ====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE D - ALLOWANCE FOR LOAN LOSSES (continued)

  At June 30, 1998, the Company's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

  At June 30, 1998, 1997 and 1996, the Company had nonaccrual and non-performing loans totaling $885,000, $403,000 and $675,000, respectively. Interest income which would have been recognized if such nonaccrual loans had performed pursuant to contractual terms totaled approximately $3,000, $1,000 and $4,000 for the years ended June 30, 1998, 1997 and 1996.

  The Company had no loans designated as impaired as described in SFAS No. 114 at June 30, 1998 and 1997, nor were any loans so designated during the years ended June 30, 1998 and 1997.


NOTE E - OFFICE PREMISES AND EQUIPMENT

  Office premises and equipment at June 30 are comprised of the following:


                                                          1998     1997
                                                         (In thousands)
       Office buildings and improvements                 $1,908   $1,884
       Furniture, fixtures and equipment                    959      909
                                                        -------  -------
                                                          2,867    2,793

        Less accumulated depreciation and amortization   (1,173)  (1,014)
                                                        -------  -------

                                                          1,694    1,779

       Land                                                 556      556
                                                        -------  -------

                                                         $2,250   $2,335
                                                        =======  =======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE F - DEPOSITS

  Deposits consist of the following major classifications at June 30:


DEPOSIT TYPE AND WEIGHTED-
AVERAGE INTEREST RATE                                    1998               1997
                                                  AMOUNT       %     AMOUNT       %
                                                          (Dollars in thousands)
Passbook and club accounts
 1998 - 2.78%                                    $ 8,232     8.7%
 1997 - 2.78%                                                        $ 8,088     9.9%
NOW accounts, including noninterest-
 bearing deposits of $956 in 1998 and
 $1,514 in 1997
 1998 - 2.08%                                      4,109     4.3
 1997 - 2.06%                                                          4,228     5.2
Money market deposit accounts
 1998 - 3.17%                                      6,673     7.0
 1997 - 3.10%                                                          6,966     8.5
                                                 -------   -----     -------   -----

Total demand, transaction and passbook deposits   19,014    20.0      19,282    23.6

Certificates of deposit
 Original maturities of
  Less than 12 months
   1998 - 5.46%                                   11,618    12.2
   1997 - 5.60%                                                       12,711    15.6
  12 months
   1998 - 5.71%                                   12,683    13.4
   1997 - 5.75%                                                        8,832    10.8
  15 months
   1998 - 5.85%                                   24,237    25.5
   1997 - 5.88%                                                       20,934    25.6
  18 months
   1998 - 5.80%                                    4,211     4.4
   1997 - 5.62%                                                        1,972     2.4
  24 months
   1998 - 5.89%                                    5,119     5.4
   1997 - 5.77%                                                        4,095     5.0
  30 months
   1998 - 5.86%                                    1,585     1.7
   1997 - 6.06%                                                        1,745     2.1
  35 months
   1998 - 5.93%                                    4,026     4.2
   1997 - 5.93%                                                        1,177     1.4
  48 months
   1998 - 6.16%                                      288     0.3
   1997 - 5.82%                                                          316     0.4
  60 months
   1998 - 5.77%                                    2,193     2.3
   1997 - 5.62%                                                        1,706     2.1
Individual retirement accounts
   1998 - 5.95%                                   10,014    10.6
   1997 - 5.96%                                                        9,024    11.0
                                                 -------   -----     -------   -----
Total certificates of deposit                     75,974    80.0      62,512    76.4
                                                 -------   -----     -------   -----
Total deposits                                   $94,988   100.0%    $81,794   100.0%
                                                 =======   =====     =======   =====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE F - DEPOSITS (continued)

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $7.1 million and $6.3 million at June 30, 1998 and 1997, respectively. Deposit amounts within individual deposit accounts exceeding $100,000 are not federally insured.

During fiscal 1998 and 1997, the Company received and accepted brokered deposits, which amounted to $5.8 million, or 6.1% of total deposits at June 30, 1998, and $4.8 million, or 5.9% of total deposits at June 30, 1997.

Interest expense on deposit accounts for the years ended June 30 is summarized as follows:


                                           1998           1997          1996
                                                 (In thousands)
Passbook and club accounts               $  221         $  228        $  245
NOW accounts                                 61             66            62
Money market deposit accounts               215            227           254
Certificates of deposit                   4,142          3,271         2,875
                                         ------         ------        ------
                                         $4,639         $3,792        $3,436
                                         ======         ======        ======

Maturities of outstanding certificates of deposit are summarized as follows at June 30:

                                                         1998        1997
                                                         (In thousands)
Less than three months                                $12,785        $11,309
Three months to six months                             15,097         12,536
Six months to one year                                 25,537         25,026
One to two years                                       15,754          8,921
Two to three years                                      4,286          3,410
Three to four years                                       284          1,119
Over four years                                         2,231            191
                                                      -------        -------
                                                      $75,974        $62,512
                                                      =======        =======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

  Advances from the Federal Home Loan Bank, collateralized at June 30, 1998 and 1997 by pledges of certain residential mortgage loans totaling $19.0 million and $18.0 million, and the Company's investment in Federal Home Loan Bank stock are summarized as follows at June 30:


      INTEREST                        MATURING IN FISCAL
      RATE                            YEAR ENDING IN         1998     1997
                                                           (In thousands)
      5.55% - 5.75%                        1998           $     -  $ 5,326
      5.80%                                2001             2,600    2,600
      6.20% - 8.05%                        2002               828      828
      6.50%                                2003             2,500    2,500
      7.85% - 8.30%                        2005               740      740
      8.10%                                2006                 6        6
      5.15% - 5.24%                        2008             6,000        -
                                                          -------  -------

                                                          $12,674  $12,000
                                                          =======  =======

      Weighted-average interest rate                        5.82%    6.05%
                                                          =======  =======


  During fiscal 1998, the Company restructured its outstanding borrowings by paying off monthly adjustable short-term borrowings and obtaining $6.0 million in convertible fixed-rate ten-year/one-year Federal Home Loan Bank advances with a weighted-average interest rate of 5.19% and final maturity of ten years. The interest rates on these convertible fixed-rate advances are guaranteed for a minimum of one year. Thereafter, for the remaining nine years, the Federal Home Loan Bank has quarterly options to convert the interest rates on these advances to the floating 3-month LIBOR rate in effect at the time. If and when the Federal Home Loan Bank exercises the conversion to LIBOR, the Company can then pay off the advances without penalty. If the Federal Home Loan Bank does not convert any of the advances to the LIBOR rate, the advances will remain at the original fixed rates until final maturity in ten years.


NOTE H - LOAN OF EMPLOYEE STOCK OWNERSHIP PLAN

  As discussed previously in Note A-11, the Corporation established an ESOP which initially acquired 20,700 shares of common stock in the conversion offering. In order to fund the acquisition of stock, the ESOP borrowed $207,000 from an independent third-party lender, payable over a seven year period. The sole security for the loan is the acquired stock and, while neither the Company nor the Corporation have guaranteed the loan, future contributions to retire the loan will be paid to the ESOP from current or retained earnings. Accordingly, the Corporation has deducted the remaining unpaid amount of the loan of the ESOP from shareholders' equity with the corresponding future payments reflected as a liability. At June 30, 1998, the ESOP held 20,048 shares of the Corporation's common stock, of which approximately 3,779 shares had not been allocated to participants as of that date.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE I - FEDERAL INCOME TAXES

The provision for federal income taxes on earnings differs from that computed at the statutory corporate tax rate for the years ended June 30 as follows:


                                                            1998   1997    1996
                                                              (In thousands)
Federal income taxes computed at the statutory rate         $488   $192    $274
Increase (decrease) in taxes resulting from:
 Amortization of goodwill                                     11     11      11
 Tax-exempt interest                                          (1)    (1)     (1)
 Exercise of nonqualified stock options                       (3)    (2)      -
 Other                                                         1      1       -
                                                            ----   ----    ----
    Federal income tax provision per consolidated
     financial statements                                   $496   $201    $284
                                                            ====   ====    ====


Deferred federal income tax expense results from temporary differences between the financial reporting and tax basis of assets and liabilities. A reconciliation of the sources of the Corporation's temporary differences at the statutory corporate tax rate to the amount of deferred federal income tax expense is as follows for the years ended June 30:

                                                                      1998   1997   1996
                                                                        (In thousands)
EFFECT OF TEMPORARY DIFFERENCES AT STATUTORY CORPORATE TAX RATE:
 Loan origination fees and costs deferred for financial
  reporting but recognized currently for tax purposes                  $36    $30    $28
 Federal Home Loan Bank stock dividends                                 18     17     16
 Differences between book and tax depreciation                           1      6     16
 Effect of change from cash to accrual method for tax purposes           -     (1)   (18)
 Deferred compensation, accrued for financial reporting,
  deductible for tax purposes when paid                                (12)    (3)   (18)
 Capitalized mortgage servicing rights                                  61      4     28
 Unrealized gains and losses on loans held for sale                     (2)    (9)    10
 General loan losses, deductible for financial reporting,
  recognized when finalized for tax purposes                            (7)    (6)    (2)
 Percentage of earnings bad debt deduction                               -      -     14
                                                                       ---    ---    ---
    Deferred federal income tax expense per
     consolidated financial statements                                 $95    $38    $74
                                                                       ===    ===    ===

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE I - FEDERAL INCOME TAXES (continued)

  The composition of the Corporation's net deferred tax liability at June 30 is as follows:


        TAXES (PAYABLE) REFUNDABLE ON TEMPORARY            1998     1997
        DIFFERENCES AT STATUTORY CORPORATE TAX RATE:     (In thousands)
        Deferred tax liabilities:
         Federal Home Loan Bank stock dividends         $  (140) $  (122)
         Deferred loan origination costs                    (55)     (19)
         Book/tax depreciation differences                 (118)    (117)
         Capitalized interest                                (1)      (1)
         Deferred premium on loans sold                      (1)      (1)
         Capitalized mortgage servicing rights              (93)     (32)
         Percentage of earnings bad debt deduction         (165)    (165)
                                                        -------  -------
            Total deferred tax liabilities                 (573)    (457)

        Deferred tax assets:
         Deferred compensation                               32       20
         Unrealized gains on loans held for sale              2        -
         Unrealized losses on securities designated as
          available for sale                                 19       91
         General loan loss allowance                         90       83
                                                        -------  -------
            Total deferred tax assets                       143      194
                                                        -------  -------

            Net deferred tax liability                  $  (430) $  (263)
                                                        =======  =======


The Company was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. The cumulative tax bad debt reserve in excess of book allowance for loan losses for which a tax liability had not been recorded totaled approximately $1.1 million at June 30, 1998. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is $377,000 at June 30, 1998.

Legislation repealing the percentage of earnings bad debt reserve provisions of the Internal Revenue Code previously applicable to qualifying thrift institutions was enacted into law in fiscal 1997. The legislation, which is part of The Small Business Job Protection Act of 1996 (the "Jobs Act"), requires all thrift institutions to pay tax on or recapture their excess bad debt reserves accumulated since 1988. The legislation substantially equalizes the taxation of banks and thrift institutions, but it protects thrifts from taxes on bad debt reserves established prior to 1988. Under the law in effect prior to the enactment of the Jobs Act, a thrift institution annually could elect to deduct bad debts under either (i) the percentage of taxable

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE I - FEDERAL INCOME TAXES (continued)

  income method applicable only to thrift institutions, or (ii) the experience method that was also available to small banks. For tax years beginning before July 1, 1996, the Company used the percentage of taxable income method because that method provided a higher bad debt deduction than the experience method. The Jobs Act eliminates the percentage of taxable income method for deducting bad debt reserves for all thrifts for tax years beginning after December 31, 1995 (July 1, 1996, as to the Corporation). All thrifts are required to recapture or pay tax on all or a portion of their bad debt reserves added since the base year (i.e., the last taxable year beginning before January 1, 1988). The amount of reserves to be recaptured is dependent upon whether or not an institution is a "large institution" (i.e., assets exceed $500 million) under the bad debt rules for commercial banks. Large institutions have to switch to the specific charge-off method. Institutions with assets of $500 million or less, such as the Company, are permitted to use the experience method to compute their bad debt deduction.

  An institution is required to recapture the excess of its bad debt reserves over the balance of the bad debt reserves outstanding at the end of the base year ratably over a six year period beginning with the first taxable year after December 31, 1995. Institutions can postpone the payment of these taxes for up to two years if they meet a residential loan requirement during tax years beginning before January 1, 1998. Generally, to meet the residential loan requirement, an institution's mortgage lending activity must equal or exceed its average mortgage lending activity for the six taxable years preceding 1996, adjusted for inflation.

  SFAS No. 109 requires thrift institutions to maintain a deferred tax liability for the excess of the bad debt reserves at year end over the bad debt reserves outstanding at the end of the base year. As a result, there will be no impact on the Corporation's provision for federal income taxes resulting from the recapture of the excess reserves. As the tax on the recapture is paid, the Corporation will reduce its deferred tax liability accordingly. For the Corporation, this excess bad debt reserve amounts to approximately $487,000 at June 30, 1998. The approximate amount of the deferred tax liability relating to the excess cumulative bad debt reserve is $165,000 at June 30, 1998. This amount will have to be ratably paid out over a six year period beginning in fiscal 1999, as the Corporation met the residential loan requirement so as to exclude itself from recapturing its excess bad debt reserves in fiscal 1997 and 1998.

  The repeal of the thrift bad debt reserve provisions also means that the merger of a thrift into a commercial bank will not trigger the recapture of the base year reserve. As a result, it will no longer be necessary to recognize additional financial statement income tax expense related to the recapture of the base year reserve. Recapture of pre-1988 reserves resulting from certain distributions, such as dividends and stock repurchases, or because an institution ceases to qualify as a bank, are not exempt under the new legislation.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES

  The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

  The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In extending commitments, the Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as collateral.

  At June 30, 1998, the Company had total outstanding commitments of approximately $1.8 million to originate residential one-to-four family real estate loans on the basis of at least an 80% loan-to-value ratio, of which $198,000 were comprised of adjustable-rate loans at interest rates ranging from 8.50% to 11.00%, and $1.6 million were comprised of fixed-rate loans at interest rates ranging from 7.00% to 8.88%. The Company also had total outstanding commitments of approximately $565,000 to originate a land development loan, $252,000 to originate a residential multi-family loan secured by a ten-unit apartment building and $71,000 to originate a nonresidential real estate loan secured by an office building. Such loan commitments consisted of adjustable-rate loans with interest rates ranging from 8.75% to 9.50%. Additionally, the Company had unused lines of credit under home equity loans of approximately $2.9 million at June 30, 1998 and unused collateralized lines of credit secured by nonresidential real estate of $37,000. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 1998, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

  The Company has $2.0 million in loans committed to be sold in the secondary market at June 30, 1998. Of these loans, approximately $882,000 were originated on or prior to June 30, 1998 and classified as held for sale. Additionally, the Company committed to purchase approximately $1.8 million in investment securities designated as available for sale at June 30, 1998.

  The Company has a $5.0 million line of credit facility with the Federal Home Loan Bank of Cincinnati, which the Company entered into during fiscal 1998. There were no amounts outstanding under such facility at June 30, 1998.

  The Company was committed under a data processing services agreement in the aggregate amount of approximately $423,000 at June 30, 1998. During fiscal 1998, the Company renewed its contract with its third party provider for data processing services for an additional five year term expiring in May 2003. The future minimum annual payments expected to be incurred under the renewed contract are as follows:


          YEAR ENDING JUNE 30,                         (In thousands)
               1999                                         $ 86
               2000                                           86
               2001                                           86
               2002                                           86
               2003                                           79
                                                            ----

               Total future minimum payments expected       $423
                                                            ====


  At June 30, 1998, the Company was also committed under a master data processing agreement with Midwest Payment Systems ("MPS") primarily to be a member of the "Jeanie" network in order to provide electronic banking services to its customers via automatic teller machines ("ATMs"). During fiscal 1997, the Company amended its original agreement with MPS by extending the initial five year term of the contract by an additional five years in lieu of certain cost concessions by MPS. The future minimum annual payments expected to be incurred under the contract are as follows:


          YEAR ENDING JUNE 30,                         (In thousands)
               1999                                         $ 20
               2000                                           20
               2001                                           20
               2002                                           20
               2003                                           20
               2004 and years thereafter                      18
                                                            ----

               Total future minimum payments expected       $118
                                                            ====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

  Additionally, the Company was committed under a financial institution venture agreement with MPS at June 30, 1998. Under the agreement, MPS and the Company agree to cooperatively provide for the placement and operation of ATMs at certain of the Company's office locations. In accordance with the original terms of the agreement, all revenues generated and expenses incurred in operating the ATMs were shared equally between MPS and the Company.
  During fiscal 1997, however, the venture agreement between MPS and the Company was amended to extend the initial five year term an additional two years and for both parties to share equally in the monthly net profits of the joint venture over the first $100, which must first be paid to MPS. In lieu of these changes in the agreement, the Company was given certain cost concessions regarding installation costs of the ATMs. The amended term of this venture agreement is for seven years and expires in fiscal 2003.


NOTE K - SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL

  The Company is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on its financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

  The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets as of June 30, 1998. In computing risk-weighted assets, the Company multiplies the value of each asset on its statement of financial condition by a defined risk-weighted factor, e.g. , one-to-four family residential loans carry a risk-weighted factor of 50%.

  The OTS has proposed an amendment to the core capital requirement that would increase the minimum requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Company's excess regulatory capital position if the proposal is adopted in its present form.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE K - SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL (continued)

  As of June 30, 1998 and 1997, management believes that the Company met all capital adequacy requirements to which it is subject.


       AS OF JUNE 30, 1998

                                                                 TO BE "WELL-
                                                              CAPITALIZED" UNDER
                                           FOR CAPITAL        PROMPT CORRECTIVE
                        ACTUAL          ADEQUACY PURPOSES     ACTION PROVISIONS
                    -------------     ---------------------   ------------------
                    AMOUNT  RATIO     AMOUNT       RATIO      AMOUNT     RATIO
                                      (Dollars in thousands)
Tangible Capital    $8,295   7.1%     *$1,762      *1.5%      *$5,874    * 5.0%

Core Capital        $8,295   7.1%     *$3,524      *3.0%      *$7,049    * 6.0%

Risk-based Capital  $8,559  14.8%     *$4,640      *8.0%      *$5,800    *10.0%


       AS OF JUNE 30, 1997

                                                                TO BE "WELL-
                                                              CAPITALIZED" UNDER
                                           FOR CAPITAL        PROMPT CORRECTIVE
                       ACTUAL           ADEQUACY PURPOSES     ACTION PROVISIONS
                    -------------     ---------------------   -----------------
                    AMOUNT  RATIO     AMOUNT       RATIO      AMOUNT     RATIO
                                      (Dollars in thousands)
Tangible Capital    $7,437   7.3%     *$1,537      *1.5%      *$5,123   * 5.0%

Core Capital        $7,437   7.3%     *$3,074      *3.0%      *$6,148   * 6.0%

Risk-based Capital  $7,681  14.8%     *$4,138      *8.0%      *$5,173   *10.0%


  The Company's management believes that, under the current regulatory capital regulations, the Company will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Company, such as increased interest rates or a downturn in the economy in the Company's market area, could adversely affect future earnings and consequently, the ability to meet future regulatory capital requirements.

* Greater than or equal to.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE K - SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL (continued)

  The deposit accounts of the Company and of other savings associations are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. Both the SAIF and the BIF are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee. This premium disparity had a negative competitive impact on the Company and other institutions in the SAIF.

  Legislation was enacted to recapitalize the SAIF and provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Company held $55.8 million in deposits at March 31, 1995, resulting in an assessment of approximately $366,000, or $242,000 after-tax, which was charged to operations in fiscal 1997.


NOTE L - STOCK OPTION AND INCENTIVE PLANS

  As previously discussed in Note A-12, the Corporation has a Stock Option and Incentive Plan that was approved and adopted in fiscal 1993 that provided for the issuance of 20,000 shares of authorized, but unissued shares of common stock at the fair market value at the date of grant. These shares were fully granted to the officers and directors of the Corporation in connection with the conversion to the stock form of organization. In fiscal 1998, the Board of Directors approved and adopted a second Stock Option and Incentive Plan for the purpose of granting another 20,000 shares of common stock at the fair market value to the officers, directors and key employees of the Corporation. These shares were fully granted during fiscal 1998 and are exercisable over a ten year period, with one-fifth of the options awarded becoming exercisable on each of the first five anniversaries of the date of grant.

  On July 1, 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for employee stock options and similar equity instruments under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE L - STOCK OPTION AND INCENTIVE PLANS (continued)

  The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                    1998   1997   1996
         Net earnings (In thousands)  As reported   $938   $365   $521
                                                   =====  =====  =====

                                        Pro-forma   $829   $365   $521
                                                   =====  =====  =====

         Earnings per share
          Basic                       As reported  $4.50  $1.75  $2.51
                                                   =====  =====  =====

                                        Pro-forma  $3.98  $1.75  $2.51
                                                   =====  =====  =====

          Diluted                     As reported  $4.28  $1.69  $2.44
                                                   =====  =====  =====

                                        Pro-forma  $3.78  $1.69  $2.44
                                                   =====  =====  =====


  The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1998: dividend yield of 1.5%, expected volatility of 20.0%, a risk-free interest rate of 5.5% and expected lives of ten years.

  A summary of the status of the Corporation's stock option plans as of June 30, 1998, 1997 and 1996, and changes during the years ending on those dates is presented below:


                                      1998                 1997               1996
                                        WEIGHTED-            WEIGHTED-          WEIGHTED-
                                          AVERAGE              AVERAGE            AVERAGE
                                         EXERCISE             EXERCISE           EXERCISE
                                SHARES      PRICE    SHARES      PRICE  SHARES      PRICE
Outstanding at beginning of year  18,500   $11.57    19,000     $11.57  19,500     $11.56
Granted                           20,000    27.50         -          -       -          -
Exercised                              -        -       500      11.50     500      11.50
                                  ------   ------    ------     ------  ------     ------

Outstanding at end of year        38,500   $19.84    18,500     $11.57  19,000     $11.57
                                  ======   ======    ======     ======  ======     ======

Options exercisable at year-end    6,500   $11.58     6,000     $11.54   3,000     $11.58
                                  ======   ======    ======     ======  ======     ======
Weighted-average fair value of
 options granted during the year           $ 9.57                  N/A                N/A
                                           ======               ======             ======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE L - STOCK OPTION AND INCENTIVE PLANS (continued)

  The following information applies to options outstanding at June 30, 1998:


          Number outstanding                                    38,500
          Range of exercise prices                     $11.50 - $27.50
          Weighted-average exercise price                       $19.84
          Weighted-average remaining contractual life       7.06 years


  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Corporation's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF TOWNE FINANCIAL
     CORPORATION

  The following condensed financial statements summarize the financial position of Towne Financial Corporation as of June 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years ended June 30, 1998, 1997 and 1996.

                          TOWNE FINANCIAL CORPORATION
                       STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)

        ASSETS                                           1998    1997
     Cash                                                $   43  $   13
     Investment in The Blue Ash Building and
       Loan Company                                       8,618   7,630
     Prepaid expenses and other assets                        5      13
                                                         ------  ------

        Total assets                                     $8,666  $7,656
                                                         ======  ======

        LIABILITIES AND SHAREHOLDERS' EQUITY

     Accounts payable and other liabilities              $    3  $   18

     Shareholders' equity
       Common shares                                        209     209
       Additional paid-in capital                         4,966   4,966
       Retained earnings                                  3,555   2,701
       Less required contributions for shares acquired
         by ESOP                                            (30)    (60)
       Unrealized losses on securities designated as
         available for sale - net of related tax effects    (37)   (178)
                                                         ------  ------

        Total shareholders' equity                        8,663   7,638
                                                         ------  ------

        Total liabilities and shareholders' equity       $8,666  $7,656
                                                         ======  ======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF TOWNE FINANCIAL
     CORPORATION (continued)

                          TOWNE FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                              Year ended June 30,
                                 (In thousands)

                                                        1998  1997  1996
       Revenue
        Dividends received from subsidiary              $150  $  -  $ 56
        Equity in undistributed earnings of subsidiary   817   407   492
                                                        ----  ----  ----

           Total revenue                                 967   407   548

       Expenses
        Management fees                                   12    12    12
        Amortization of organizational costs               -     4     5
        Other operating                                   36    51    63
                                                        ----  ----  ----

           Total expenses                                 48    67    80
                                                        ----  ----  ----

           Net earnings before tax credits               919   340   468

       Federal income tax credits                        (19)  (25)  (53)
                                                        ----  ----  ----

           Net earnings                                 $938  $365  $521
                                                        ====  ====  ====


                          TOWNE FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                              Years ended June 30,
                                 (In thousands)

                                                            1998   1997   1996
  Cash flows provided by (used in) operating activities:
   Net earnings for the year                               $ 938  $ 365  $ 521
   Adjustments to reconcile net earnings to net cash
   provided by (used in) operating activities:
    Undistributed earnings of subsidiary                    (817)  (407)  (492)
    Amortization of organizational costs                       -      4      5
    Increases (decreases) in cash due to changes in:
     Prepaid expenses and other assets                         8     46    (59)
     Accounts payable and other liabilities                  (15)   (33)    47
                                                           -----  -----  -----
      Net cash provided by (used in) operating activities    114    (25)    22

  Cash flows provided by (used in) financing activities:
   Proceeds from the exercise of stock options                 -      6      6
   Payment of dividends on common shares                     (84)     -      -
                                                           -----  -----  -----
      Net cash provided by (used in) financing activities    (84)     6      6
                                                           -----  -----  -----

  Net increase (decrease) in cash and cash equivalents        30    (19)    28

  Cash and cash equivalents at beginning of year              13     32      4
                                                           -----  -----  -----

  Cash and cash equivalents at end of year                 $  43  $  13  $  32
                                                           =====  =====  =====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF TOWNE FINANCIAL
     CORPORATION (continued)

  The Corporation's activities during fiscal 1998, 1997 and 1996 were solely limited to holding the Company's stock. As previously discussed in Note A-13, there were cash dividends of $84,000 declared and paid on 208,500 outstanding common shares of the Corporation during fiscal 1998. There was no payment of cash dividends to the shareholders during fiscal 1997 and 1996.

  As a condition to regulatory approval of the stock conversion and reorganization to the holding company form of organization, the Company agreed to limit the amount of dividends payable to the Corporation. Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to a proposed capital distribution, has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of up to the greater of (i) 100% of its net earnings to date during the calendar year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the calendar year or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Company had the ability to pay dividends of approximately $2.3 million to the Corporation at June 30, 1998.


NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following table summarizes the Corporation's consolidated quarterly results for the years ended June 30, 1998 and 1997. Certain amounts, as previously reported, have been reclassified to conform to the 1998 presentation.


                                                                   FOR THE THREE MONTH PERIODS ENDED
                                                     SEPTEMBER 30,   DECEMBER 31,     MARCH 31,    JUNE 30,
                                                              1997           1997          1998        1998
                                                              (In thousands, except for share data)
Total interest income                                       $2,019         $2,116        $2,162      $2,165
Total interest expense                                       1,289          1,349         1,363       1,395
                                                            ------         ------        ------      ------
    Net interest income                                        730            767           799         770

Provision for losses on loans                                    6              6             6           6
                                                            ------         ------        ------      ------
    Net interest income after provision
      for losses on loans                                      724            761           793         764
Other income                                                    65             86           215         134
General, administrative and other expense                      504            504           539         561
                                                            ------         ------        ------      ------
    Earnings before income taxes                               285            343           469         337

Federal income taxes                                            99            119           162         116
                                                            ------         ------        ------      ------

    Net earnings                                            $  186         $  224        $  307      $  221
                                                            ======         ======        ======      ======

    Earnings per share
     Basic                                                  $  .89         $ 1.08        $ 1.47      $ 1.06
                                                            ======         ======        ======      ======

     Diluted                                                $  .85         $ 1.02        $ 1.40      $ 1.01
                                                            ======         ======        ======      ======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                          June 30, 1998, 1997 and 1996


NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)

                                                                       FOR THE THREE MONTH PERIODS ENDED
                                                             SEPTEMBER 30,   DECEMBER 31,    MARCH 31,    JUNE 30,
                                                                      1996           1996         1997        1997
                                                                     (In thousands, except for share data)
Total interest income                                               $1,714         $1,778       $1,805      $1,895
Total interest expense                                               1,079          1,101        1,112       1,169
                                                                    ------         ------       ------      ------
   Net interest income                                                 635            677          693         726

Provision for losses on loans                                            5              4            4           5
                                                                    ------         ------       ------      ------
   Net interest income after provision
     for losses on loans                                               630            673          689         721
Other income                                                            68             64           40          40
General, administrative and other expense                              864            495          485         515
                                                                    ------         ------       ------      ------
   Earnings (loss) before income taxes (credits)                      (166)           242          244         246

Federal income taxes (credits)                                         (54)            84           86          85
                                                                    ------         ------       ------      ------

   Net earnings (loss)                                              $ (112)        $  158       $  158      $  161
                                                                    ======         ======       ======      ======

   Earnings (loss) per share
     Basic                                                          $ (.54)        $  .76       $  .76      $  .77
                                                                    ======         ======       ======      ======

     Diluted                                                           N/A         $  .73       $  .74      $  .74
                                                                    ======         ======       ======      ======

                             CORPORATE INFORMATION
                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

                          TOWNE FINANCIAL CORPORATION
                               BOARD OF DIRECTORS

Neil S. Strawser, Director and Chairman of the Board
Ralph E. Heitmeyer, Director and President
William S. Siders, Director and Executive Vice President
Herb L. Krombholz, Director and Vice President
William T. Thornell, Director and Vice President

                               EXECUTIVE OFFICERS

William S. Siders, Executive Vice President
William T. Thornell, Vice President
Joseph L. Michel, Vice President, Treasurer and
     Chief Financial Officer
Mildred Martin, Secretary

                     THE BLUE ASH BUILDING AND LOAN COMPANY
                               BOARD OF DIRECTORS

Neil S. Strawser, Director and Chairman of the Board
Ralph E. Heitmeyer, Director and President
William S. Siders, Director, Executive Vice President and
     Managing Officer
Herb L. Krombholz, Director and Vice President
William T. Thornell, Director, Vice President and Chief
     Lending Officer

                               EXECUTIVE OFFICERS

William S. Siders, Executive Vice President and
     Managing Officer
William T. Thornell, Vice President and Chief Loan Officer
Joseph L. Michel, Vice President, Treasurer and
     Chief Financial Officer
Mildred Martin, Secretary

Director Emeritus:             John M. Kuhnell


Executive Offices:             Towne Financial Corporation
                               4811 Cooper Road
                               Blue Ash, Ohio 45242

Branch Locations:               MAIN OFFICE
                                4811 Cooper Road
                                Blue Ash, Ohio 45242
                                (513) 791-1870

                                AMELIA OFFICE
                                1187 Ohio Pike
                                Amelia, Ohio 45102
                                (513) 753-7283

                                BEECHMONT OFFICE
                                8620 Beechmont Avenue
                                Cincinnati, Ohio 45255
                                (513) 474-4977

                                MASON OFFICE
                                6501 Mason-Montgomery Road
                                Mason, Ohio 45040
                                (513) 459-9660

Independent Auditors:           Grant Thornton LLP
                                Cincinnati, Ohio

Legal Counsel:                  Cors & Bassett
                                Cincinnati, Ohio

Shareholder Services:           Towne Financial acts as its own
                                transfer agent and registrar.

Annual Meeting:                 The Annual Meeting of Shareholders of Towne
                                Financial Corporation will be held on October
                                28, 1998, at 10:00 a.m., Eastern Standard Time, at the main office of Blue Ash, 4811 Cooper
                                Road, Blue Ash, Ohio 45242. Shareholders are cordially invited to attend. A formal notice of the meeting, together with a proxy statement and a proxy card, accompanies this Annual Report.

Form 10-KSB Annual
Report: A copy of Towne Financial's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:


                          Towne Financial Corporation
                                4811 Cooper Road
                              Blue Ash, Ohio 45242


                ATTN: Joseph L. Michel, Chief Financial Officer

                                                                      Appendix H

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-QSB


                   QUARTERLY REPORT UNDER SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended March 31, 1999


Commission File No. 0-20144
                    -------


                           TOWNE FINANCIAL CORPORATION
--------------------------------------------------------------------------------
             (Exact Name of Registrant as specified in its charter)

     OHIO                                            31-1334563
---------------                                  ----------------
(State or other                                  (I.R.S. Employer
 jurisdiction of                                   Identification
 incorporation                                      Number)
 or organization)

4811 COOPER ROAD
BLUE ASH, OHIO                                        45242
---------------------                               ----------
(Address of principal                               (Zip Code)
 executive office)


Registrant's telephone number, including area code:  (513) 791-1870


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X                                     No
    ---                                       ---

As of May 7, 1999, the latest practicable date, 220,200 shares of the registrant's common shares, $1.00 par value, were issued and outstanding.

Transitional Small Business Disclosure Format:  Yes     No  X
                                                    ---    ---

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                                      INDEX

                                                                                 PAGE
                                                                                 ----
PART I     -    FINANCIAL INFORMATION

                Consolidated Statements of Financial
                Condition                                                          3

                Consolidated Statements of Earnings                                5

                            Consolidated Statements of Comprehensive
                            Income                                                 7

                Consolidated Statements of Cash Flows                              8

                Notes to Consolidated Financial Statements                        11

                Management's Discussion and Analysis
                of Financial Condition and Results of
                Operations                                                        18


PART II    -    OTHER INFORMATION                                                 57


SIGNATURES                                                                        59

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                        (In thousands, except share data)

                                                   MARCH 31,   JUNE 30,
       ASSETS                                        1999        1998
                                                   --------   --------

Cash and due from banks                            $  2,310   $  1,419
Federal funds sold                                    2,800      3,900
Interest-bearing deposits in other financial
 institutions                                           297        319
                                                   --------   --------
       Cash and cash equivalents                      5,407      5,638

Certificates of deposit in other financial
 institutions                                           290        469
Investment securities designated as available
 for sale - at market, amortized cost of
 $7,400 and $806 at March 31, 1999 and
 June 30, 1998                                        7,403        809
Investment securities held to maturity - at
 amortized cost, approximate market value of
 $602 and $812 at March 31, 1999 and
 June 30, 1998                                          599        809
Mortgage-backed securities designated as
 available for sale - at market, amortized cost
 of $19,067 and $18,413 at March 31, 1999
 and June 30, 1998                                   18,966     18,354
Mortgage-backed securities held to maturity - at
 amortized cost, approximate market value of
 $13,088 and $14,592 at March 31, 1999 and
 June 30, 1998                                       13,111     14,641
Loans held for sale - at lower of cost or market      1,312        882
Loans receivable - net                               70,149     71,476
Office premises and equipment - at depreciated
 cost                                                 2,196      2,250
Real estate acquired through foreclosure                132          -
Federal Home Loan Bank stock - at cost                  840        797
Accrued interest receivable on loans                    616        678
Accrued interest receivable on mortgage-backed
 securities                                             168        189
Accrued interest receivable on investments and
 interest-bearing deposits                              129         25
Goodwill - net of accumulated amortization              308        333
Prepaid expenses and other assets                       669        425
Prepaid federal income taxes                             22         15
                                                   --------   --------

       TOTAL ASSETS                                $122,317   $117,790
                                                   ========   ========

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                        (In thousands, except share data)


                                                          MARCH 31,         JUNE 30,
      LIABILITIES AND SHAREHOLDERS' EQUITY                  1999              1998
                                                          --------         --------

Deposits                                                  $ 98,409         $ 94,988
Advances from the Federal Home Loan Bank                    12,674           12,674
Loan of Employee Stock Ownership Plan                           15               30
Advances by borrowers for taxes and insurance                  400              300
Accounts payable on mortgage loans serviced for
 others                                                        633              492
Accrued interest payable                                        30               38
Other liabilities                                              140              175
Deferred Federal income taxes                                  512              430
                                                          --------         --------

      Total liabilities                                    112,813          109,127

Commitments                                                      -                -

Shareholders' equity
 Preferred shares - 250,000 shares of $1.00
  par value authorized; no shares issued                         -                -
 Common shares - 2,250,000 shares of $1.00
  par value authorized; 222,200 and 208,500
  shares issued and outstanding at March 31,
  1999 and June 30, 1998, respectively                         222              209
 Additional paid-in capital                                  1,884            1,680
 Retained earnings - substantially restricted                7,478            6,841
 Less required contributions for shares acquired
  by Employee Stock Ownership Plan (ESOP)                      (15)             (30)
 Accumulated other comprehensive income:
  Unrealized losses on securities designated as
   available for sale - net of related tax effects             (65)             (37)
                                                          --------         --------

      Total shareholders' equity                             9,504            8,663
                                                          --------         --------

      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $122,317         $117,790
                                                          ========         ========

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF EARNINGS

                  For the nine and three months ended March 31,

                      (In thousands, except per share data)



                                                     Nine months ended          Three months ended
                                                         March 31,                   March 31,
                                                   ---------------------        --------------------
                                                     1999           1998          1999          1998
                                                   ------         ------        ------        ------
Interest income
  Loans                                            $4,512         $4,750        $1,467        $1,610
  Mortgage-backed securities                        1,449          1,309           441           462
  Investment securities                               220             84           109            24
  Interest-bearing deposits and other                 208            154            53            66
                                                   ------         ------        ------        ------

      Total interest income                         6,389          6,297         2,070         2,162

Interest expense
  Deposits                                          3,662          3,431         1,185         1,167
  Borrowings                                          555            570           182           196
                                                   ------         ------        ------        ------

      Total interest expense                        4,217          4,001         1,367         1,363
                                                   ------         ------        ------        ------

      Net interest income                           2,172          2,296           703           799

Provision for losses on loans                          23             18             7             6
                                                   ------         ------        ------        ------

      Net interest income after provision
       for losses on loans                          2,149          2,278           696           793

Other income
  Loan servicing fees (costs)                          (8)            36            12             7
  Gain on sale of mortgage loans                      436            277           150           189
  Gain (loss) on sale of mortgage-backed
   securities                                          (1)            20          --               7
  Gain on sale of investment securities                34           --              10          --
  Service fees, charges and other operating            43             33            10            12
                                                   ------         ------        ------        ------

      Total other income                              504            366           182           215

General, administrative and other expense
  Employee compensation and benefits                  890            839           301           297
  Occupancy and equipment                             290            277            99            96
  Data processing                                      67             76            25            24
  Federal deposit insurance premiums                   43             39            15            14
  Franchise taxes                                      72             72            22            25
  Advertising                                          76             69            22            22
  Amortization of goodwill                             25             25             9             8
  Other operating                                     174            150            59            53
                                                   ------         ------        ------        ------

      Total general, administrative and
       other expense                                1,637          1,547           552           539
                                                   ------         ------        ------        ------

      Earnings before income taxes
       (subtotal carried forward)                   1,016          1,097           326           469

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                  For the nine and three months ended March 31,

                      (In thousands, except per share data)

                                             Nine months ended          Three months ended
                                                 March 31,                  March 31,
                                           --------------------        --------------------
                                             1999          1998          1999          1998
                                           ------        ------        ------        ------
      Earnings before income taxes
       (subtotal brought forward)          $1,016        $1,097        $  326        $  469

Federal income taxes
  Current                                     206           299            60           133
  Deferred                                     96            81            23            29
                                           ------        ------        ------        ------
      Total federal income taxes              302           380            83           162
                                           ------        ------        ------        ------

      NET EARNINGS                         $  714        $  717        $  243        $  307
                                           ======        ======        ======        ======

      EARNINGS PER SHARE:
        Basic                              $ 3.39        $ 3.44        $ 1.14        $ 1.47
                                           ======        ======        ======        ======

        Diluted                            $ 3.17        $ 3.27        $ 1.04        $ 1.40
                                           ======        ======        ======        ======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                  For the nine and three months ended March 31,

                                 (In thousands)

                                                                Nine months ended           Three months ended
                                                                     March 31,                  March 31,
                                                               -------------------         -------------------
                                                                1999          1998          1999          1998
                                                               -----         -----         -----         -----

Net earnings                                                   $ 714         $ 717         $ 243         $ 307

Other comprehensive income, net of related tax effects:
   Unrealized gains (losses) on securities
    designated as available for sale
      Unrealized gains (losses) arising
       during the period                                          (6)          165            (9)          177

      Reclassification adjustment:
       gain included in net earnings                             (22)          (13)           (7)           (4)
                                                               -----         -----         -----         -----

                                                                 (28)          152           (16)          173
                                                               -----         -----         -----         -----

Comprehensive income                                           $ 686         $ 869         $ 227         $ 480
                                                               =====         =====         =====         =====

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                       For the nine months ended March 31,

                                 (In thousands)

                                                                   1999             1998
                                                                   ----             ----

Cash flows provided by (used in) operating
 activities:
   Net earnings for the period                                 $    714         $    717
   Adjustments to reconcile net earnings to
    net cash provided by (used in) operating
    activities:
      Amortization of premiums and accretion of
       discounts on investment securities, net                        1                -
      Amortization of premiums and accretion of
       discounts on mortgage-backed securities, net                  61                8
      Gain on sale of investment securities                         (34)               -
      Loss (gain) on sale of mortgage-backed securities               1              (20)
      Provision for losses on loans                                  23               18
      Gain on sale of mortgage loans                               (156)            (102)
      Accretion of discount on loans                                 (2)              (2)
      Amortization of deferred loan origination fees                (36)             (28)
      Loans originated for sale in the secondary market         (21,837)         (14,118)
      Proceeds from sale of loans in the secondary
       market                                                    22,407           14,295
      Depreciation and amortization                                 123              119
      Federal Home Loan Bank stock dividends                        (43)             (41)
      Amortization of goodwill                                       25               25
      Increases (decreases) in cash due to changes in:
        Accrued interest receivable on loans                         62              (51)
        Accrued interest receivable on mortgage-backed
         securities                                                  21              (18)
        Accrued interest receivable on investments
         and interest-bearing deposits                             (104)              (7)
        Prepaid expenses and other assets                          (244)            (166)
        Accrued interest payable                                     (8)               7
        Other liabilities                                           (35)              23
        Federal income taxes
         Current                                                     (7)              24
         Deferred                                                    96               81
                                                               --------         --------

            Net cash provided by operating activities             1,028              764

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                       For the nine months ended March 31,

                                 (In thousands)

                                                                  1999             1998
                                                                  ----             ----

Cash flows provided by (used in) investing activities:
  Proceeds from sale of investment securities
   designated as available for sale                           $  3,863         $      -
  Proceeds from called investment securities held
   to maturity                                                     285            1,800
  Purchase of investment securities designated
   as available for sale                                       (10,424)            (247)
  Purchase of investment securities held to maturity               (75)          (1,310)
  Proceeds from sale of mortgage-backed securities
   designated as available for sale                              1,993            6,352
  Purchase of mortgage-backed securities designated as
   available for sale                                           (4,514)          (8,319)
  Purchase of mortgage-backed securities held to
   maturity                                                     (2,187)          (3,623)
  Principal repayments on mortgage-backed securities
   designated as:
    Available for sale                                           1,865              379
    Held to maturity                                             3,657              764
  Purchase of loans                                               (481)            (561)
  Loan disbursements                                           (21,410)         (22,605)
  Loan principal repayments                                     22,257           17,710
  Purchase of office premises and equipment                        (69)             (31)
  (Increase)decrease in certificates of deposit in
   other financial institutions - net                              179             (102)
                                                              --------         --------

      Net cash used in investing activities                     (5,061)          (9,793)

Cash flows provided by (used in) financing activities:
  Issuance of and credits to deposit accounts                   61,456           64,988
  Withdrawals from deposit accounts                            (58,035)         (53,901)
  Proceeds from Federal Home Loan Bank advances                      -            5,000
  Repayments of Federal Home Loan Bank advances                      -           (3,726)
  Advances by borrowers for taxes and insurance                    100              115
  Accounts payable on mortgage loans serviced for
   others                                                          141              354
  Proceeds from the exercise of stock options                      217                -
  Dividends paid on common shares                                  (77)             (63)
                                                              --------         --------

      Net cash provided by financing activities                  3,802           12,767
                                                              --------         --------

  Net increase (decrease) in cash and cash equivalents            (231)           3,738

  Cash and cash equivalents at beginning of period               5,638            2,715
                                                              --------         --------

  Cash and cash equivalents at end of period                  $  5,407         $  6,453
                                                              ========         ========

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                       For the nine months ended March 31,

                                 (In thousands)


                                                                   1999            1998
                                                                   ----            ----

Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Federal income taxes                                        $   213         $   275
                                                                =======         =======

    Interest on deposits and borrowings                         $ 4,225         $ 3,994
                                                                =======         =======

Supplemental disclosure of noncash investing activities:
  Foreclosed mortgage loans transferred to
   real estate acquired through foreclosure                     $   150         $     -
                                                                =======         =======

  Loans disbursed to finance the sale of real
   estate acquired through foreclosure                          $    18         $     -
                                                                =======         =======

  Transfers of loans held for investment
   to held for sale classification                              $   814         $   766
                                                                =======         =======

  Transfer of allowance for loan losses
   from a general to a specific allocation                      $    35         $     -
                                                                =======         =======

  Loan charge-offs                                              $     -         $     4
                                                                =======         =======

  Recognition of mortgage servicing rights in
   accordance with Statement of Financial Accounting
   Standards No. 125                                            $   280         $   175
                                                                =======         =======

  Unrealized gains (losses) on securities designated
   as available for sale - net of related tax effects           $   (28)        $   152
                                                                =======         =======

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   For the nine and three month periods ended
                             March 31, 1999 and 1998

         Towne Financial Corporation ("Towne Financial", or the "Corporation") conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Corporation's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Corporation can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

1. Basis of Presentation
   ---------------------

         The accompanying unaudited consolidated financial statements were prepared in accordance with instructions for Form 10-QSB and, therefore, do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. However, all adjustments (consisting of only normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the consolidated financial statements have been included. The results of operations for the nine and three month periods ended March 31, 1999 and 1998 are not necessarily indicative of the results which may be expected for an entire fiscal year.

2. Principles of Consolidation
   ---------------------------

         Towne Financial is a unitary savings and loan holding company. Since the date of its incorporation, Towne Financial's activities have been limited primarily to holding the common stock of its wholly-owned subsidiary, The Blue Ash Building and Loan Company ("Blue Ash", or the "Company").

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                   For the nine and three month periods ended
                             March 31, 1999 and 1998

2. Principles of Consolidation (continued)
   ---------------------------

         The accompanying consolidated financial statements include the accounts of Towne Financial and Blue Ash. Future references to Towne Financial or Blue Ash are utilized herein as the context requires. All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

3. Effects of Recent Accounting Pronouncements
   -------------------------------------------

         In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. Comprehensive income consists of net earnings or loss for the current period and other comprehensive income - revenue, expenses, gains and losses that bypass the income statement and are reported directly in a separate component of equity. Other comprehensive income includes, for example, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investment securities. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. SFAS No. 130 requires that an enterprise (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 was effective for fiscal years beginning after December 15, 1997, and required restatement of prior year financial statements presented for comparative purposes. For the nine and three months ended March 31, 1999, Towne Financial presented a separate statement of comprehensive income and other information pursuant to the provisions of SFAS No. 130. In accordance with the Statement, prior period financial statements presented for comparative purposes were restated to conform with SFAS No. 130.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                   For the nine and three month periods ended
                             March 31, 1999 and 1998

3. Effects of Recent Accounting Pronouncements (continued)
   -------------------------------------------

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. A reportable segment, referred to as an operating segment, is a component of an enterprise about which separate financial information is produced internally, that is evaluated by the chief operating decision-maker to assess performance and allocate resources. Enterprises are required to report segment profit or loss, certain specific revenue and expense items and segment assets based on financial information used internally for evaluating performance and allocating resources. An enterprise is also required to describe how its operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in its financial statements and any changes in the measurement of segment amounts from the previous period. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 was effective for fiscal years beginning after December 15, 1997, but earlier application was encouraged. Segment information reported in earlier years was to be restated to conform to the requirements of SFAS No. 131. Enterprises were not required to report segment information in interim financial statements in the year of adoption, but comparative financial information was required beginning with the second year after adoption. The adoption of SFAS No. 131 did not have a material impact on Towne Financial's consolidated financial statements as management did not believe that implementation of this Statement resulted in the identification of other reportable business segments at this time.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                   For the nine and three month periods ended
                             March 31, 1999 and 1998

3. Effects of Recent Accounting Pronouncements (continued)
   -------------------------------------------

         In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," which revises employers' disclosures about pension and other Postretirement benefit plans. It eliminates certain current disclosures and requires additional information about changes in the benefit obligation and the fair values of plan assets. It also standardizes the disclosure requirements of SFAS No. 87, No. 88 and No. 106 to the extent practicable and recommends a parallel format for presenting information about pensions and other postretirement benefits. SFAS No. 132 does not change any of the measurement or recognition provisions provided for in SFAS No. 87, No. 88 or No. 106, and provides reduced disclosure requirements for nonpublic entities. SFAS No. 132 was effective for fiscal years beginning after December 15, 1997, with earlier application encouraged. Restatement of disclosures for earlier periods was required unless the information was not readily available, in which case the notes to the financial statements would include all available information and a description of the information not available. The adoption of SFAS No. 132 did not have a material impact on Towne Financial's consolidated financial position or results of operations.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes uniform accounting and reporting standards for derivative financial instruments and other similar financial instruments and for hedging activities. SFAS No. 133 requires all derivatives to be measured at fair value and be recognized as either assets or liabilities in the statement of financial position. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged and specifies detailed criteria to be met to qualify for hedge accounting. The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract. In

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                   For the nine and three month periods ended
                             March 31, 1999 and 1998

3. Effects of Recent Accounting Pronouncements (continued)
   -------------------------------------------

addition, SFAS No. 133 includes a provision that permits the transfer of held to maturity securities to the available for sale category or the trading category on the date of adoption of the Statement. Such transfers from the held to maturity category will not call into question an entity's intent to hold other debt securities to maturity in the future. SFAS No. 133 precludes certain fair value hedges of held to maturity securities and precludes certain cash flow hedges of the variable interest payments of held to maturity securities. SFAS No. 133 therefore includes the provision permitting transfer of securities out of the held to maturity category because it will enable an entity to hedge the securities or the cash flows from the securities in the future. The unrealized holding gain or loss on a held to maturity security that is transferred to the available for sale category should be reported as part of the cumulative effect adjustment in accumulated other comprehensive income, together with other transition adjustments reported in other comprehensive income on adoption of SFAS No. 133. If the security is transferred to the trading category, the unrealized holding gain or loss should be reported as part of the cumulative effect adjustment of adopting SFAS No. 133 in arriving at net income. SFAS No. 133 should be adopted in its entirety; it cannot be adopted piecemeal. All provisions of SFAS No. 133 should therefore be applied on initial application. The Statement is effective for fiscal years beginning after June 15, 1999. Early adoption is permitted as of the beginning of any fiscal quarter that begins after the Statement was issued. Management does not believe that the adoption of SFAS No. 133 will have a material adverse effect on Towne Financial's consolidated financial position or results of operations.

         In December 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." The Statement amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities," to require a mortgage banking entity that securitizes mortgage loans held for sale to classify any retained mortgage-backed securities and other retained interests based on the entity's ability and intent to sell or hold those investments. Retained mortgage-backed securities should be classified as trading, available for sale, or held to maturity, as provided under SFAS No. 115, "Accounting for Certain Investments in Debt and

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                   For the nine and three month periods ended
                             March 31, 1999 and 1998

3. Effects of Recent Accounting Pronouncements (continued)
   -------------------------------------------

Equity Securities." However, any retained mortgage-backed securities that a mortgage banking enterprise commits to sell before or during the securitization process must be classified as trading. SFAS No. 134 conforms the accounting treatment for these transactions by a mortgage banking enterprise with the accounting for securities retained after the securitization of other types of assets, such as credit card receivables, by a nonmortgage banking enterprise. The Statement was effective for the first fiscal quarter beginning after December 15, 1998, with early application encouraged. On adoption of the Statement, an entity could reclassify mortgage-backed securities and other beneficial interests retained after the securitization of mortgage loans held for sale from the trading category, except for those with sales commitments in place. Transfers from the trading category resulting from the adoption of SFAS No. 134 should be accounted for under SFAS No. 115, that is, the unrealized gain or loss at the date of the transfer will have already been recognized in earnings and should not be reversed. Management did not believe that the adoption of SFAS No. 134 had a material adverse effect on Towne Financial's consolidated financial position or results of operations.

4. Earnings Per Share
   ------------------

         In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which requires institutions to present basic earnings per share and, if applicable, diluted earnings per share, respectively. Basic earnings per share is computed without including potential common shares, i.e., no dilutive effect. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares, including options, warrants, convertible securities and contingent stock agreements.

         In accordance with the provisions of SFAS No. 128, basic earnings per share was computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding during each of the periods presented. Basic earnings per share has been computed based on 210,574 and 208,500 weighted-average shares of common stock outstanding for the nine month periods ended March 31, 1999 and 1998, respectively, and

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                   For the nine and three month periods ended
                             March 31, 1999 and 1998

4. Earnings Per Share (continued)
   ------------------

213,931 and 208,500 weighted-average shares of common stock outstanding for the three month periods ended March 31, 1999 and 1998, respectively. Unlike the primary earnings per share calculation of Accounting Principles Board ("APB") Opinion No. 15, the denominator of basic earnings per share does not include dilutive common stock equivalents, such as convertible securities, warrants, or stock options. As a result, exercisable options, attendant to Towne Financial's Stock Option and Incentive Plans, were not considered in the computation of basic earnings per share.

         Diluted earnings per share, which replaced fully-diluted earnings per share under APB Opinion No. 15, takes into consideration common shares outstanding (as computed under basic earnings per share) and dilutive potential common shares. As a result, diluted earnings per share was computed assuming exercise of all Towne Financial's outstanding stock options. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 225,024 and 219,218 for the nine month periods ended March 31, 1999 and 1998, respectively, and 230,746 and 219,218 for the three month periods ended March 31, 1999 and 1998, respectively.



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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Forward-Looking Statements
--------------------------

         In the following pages, management presents an analysis of Towne Financial's consolidated financial condition as of March 31, 1999, and the consolidated results of operations for the nine and three month periods ended March 31, 1999, as compared to the same periods in 1998. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, Towne Financial's operations and Towne Financial's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in Towne Financial's general market area.

         Without limiting the foregoing, some of the forward-looking statements included herein include the following:

         1. Management's determination of the amount of and adequacy of the allowance for loan losses;

         2.       The effect of changes in interest rates;

         3. Management's analysis and discussion of the interest rate risk, liquidity and regulatory capital of Blue Ash;

         4. Management's belief that Towne Financial's and Blue Ash's activities will not be materially affected by proposed changes in the regulation of all savings institutions and their holding companies;

         5. Management's opinion as to the effects of recent accounting pronouncements on Towne Financial's consolidated financial statements;

         6. Management's assessment of the risks of potential problems that could arise from the failures of computer systems and programming to recognize the year 2000; and

         7. Management's belief that Towne Financial will not likely incur significant expense to implement the necessary corrective measures regarding any year 2000 related problems.



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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Financial Condition Changes from June 30, 1998 to March 31, 1999
------------------------------------------------------------------------------

         At March 31, 1999, Towne Financial's consolidated assets totaled $122.3 million, representing an increase of $4.5 million, or 3.8%, over the $117.8 million asset level at June 30, 1998. The increase in asset size experienced during the nine months ended March 31, 1999 was funded principally through an increase in deposits of $3.4 million, or 3.6%, and, to a lesser extent, an increase in shareholders' equity of $841,000, or 9.7%, and an increase realized in all noninterest-bearing liabilities of $280,000, or 19.5%, all of which were partially offset by a decrease in borrowings of $15,000, or 0.1%. Such increase in total assets was primarily due to an increase in investment securities of $6.4 million, or 394.6%, which was partially offset by a reduction in mortgage-backed securities of $918,000, or 2.8%, a reduction in loans receivable and loans held for sale of $897,000, or 1.2%, and a reduction in cash, cash equivalents and certificates of deposit in other financial institutions of $410,000, or 6.7%. The current period's growth in assets followed an increase of $15.2 million, or 14.9%, during fiscal 1998 and $10.4 million, or 11.2%, during fiscal 1997. Towne Financial's growth during the nine month period ended March 31, 1999 and over the last two years was generally indicative of management's efforts to increase net interest income levels by effectively leveraging the capital base. The growth in total assets was also consistent with management's short-term goals and with its strategic objective of continuing to grow the size of the operations within the existing branch structure.

         Cash and due from banks, federal funds sold, interest-bearing deposits and certificates of deposits in other financial institutions totaled approximately $5.7 million at March 31, 1999, a decrease of $410,000, or 6.7%, from June 30, 1998 levels of $6.1 million. The reduction during the nine months ended March 31, 1999 in cash, cash equivalents and certificates of deposit in other financial institutions was largely driven by the dissemination of excess cash and liquid funds into primarily higher yielding investment securities and, to a lesser extent, certain fixed-rate mortgage-backed and related securities. As the Corporation's liquidity position increased during the 1999 period as a result of a continued growth in deposits, which was coupled with a reduction in the loan portfolio as loan prepayments and loan sales



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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Financial Condition Changes from June 30, 1998 to March 31, 1999
------------------------------------------------------------------------------
(continued)

accelerated in a historically low interest rate environment, management elected to channel such increasing liquidity into the investment and mortgage-backed securities portfolios to take advantage of certain market opportunities as well as to increase its overall investment yield in a declining and flat yield curve environment. The increase in investment securities of $6.4 million, or 394.6%, and the purchase of $6.7 million in mortgage-backed securities during the nine months ended March 31, 1999 were predominately funded by an increase in deposits of $3.4 million, or 3.6%, a decrease in loans receivable and loans held for sale of $897,000, or 1.2%, a decrease in cash and other liquid assets of $410,000, or 6.7%, and cash flows received from accelerated prepayments on certain mortgage-backed securities. Growth in the investment securities portfolio outpaced growth in deposits and proceeds received from loan sales and repayments on loans and securities, causing the reduction in cash and cash equivalents at March 31, 1999.

         Investment securities designated as available for sale and held to maturity totaled $8.0 million at March 31, 1999, an increase of $6.4 million, or 394.6%, over June 30, 1998 levels of $1.6 million. This increase in investment securities reflected the purchase of predominately municipal obligations of $10.4 million, which was partially offset by proceeds received from the sale of municipal obligations of $3.9 million and proceeds received from the call of securities of $285,000. With interest rates having fallen so rapidly during the nine months ended March 31, 1999, the Corporation experienced an increase in liquidity and a shortening in duration on many security positions within the investment and mortgage-backed securities portfolios. This was especially true considering the amount of cash flow which has and will be coming into the portfolio through called U.S. Government and agency obligations and mortgage prepayments on loans and securities in the months ahead. The result is exposure to a continued decline in interest rates. The Corporation's interest rate risk position has changed as the decline in interest rates has accelerated cash flows from callable and mortgage securities. As a result, the Corporation has become heavily exposed to falling interest rates. To correct this exposure, the purchase of fixed-rate assets was



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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Financial Condition Changes from June 30, 1998 to March 31, 1999
------------------------------------------------------------------------------
(continued)

needed. The wide spreads and steepness of the municipal yield curve made tax-free securities especially attractive to correct exposure to falling interest rates during the nine months ended March 31, 1999. As a result, the excess funds from the deposit growth as well as from proceeds from loan sales and prepayments on loans and mortgage-backed securities were utilized to purchase tax-free fixed-rate municipal obligations designated as available for sale with eight to ten years of call protection and maturities ranging from twelve to twenty-five years. These securities were acquired for the purpose of not holding them to maturity, to obtain attractive tax-equivalent yields in a declining interest rate environment, to recognize additional earnings through profits from sale of securities in future periods to offset the pressures of narrowing net interest margins and to lengthen out maturities within the investment portfolio so as to combat the shortened portfolio duration as a result of accelerating calls and prepayments on securities. The overall increase in investment securities during the nine months ended March 31, 1999 not only resulted from a slowdown in the growth of the loan portfolio, but also resulted from management's decision to leverage funds into higher yielding assets, such as municipal obligations.

         Mortgage-backed securities designated as available for sale and mortgage-backed securities held to maturity decreased by approximately $918,000, or 2.8%, during the nine months ended March 31, 1999. This decrease in the mortgage-backed securities portfolio was attributed to principal repayments on securities of $5.5 million, proceeds from the sale of securities designated as available for sale, including losses, of $2.0 million, amortization of premiums and accretion of discounts on securities, net, of $61,000 and a net increase in unrealized market losses on securities designated as available for sale of $42,000, all of which were partially offset by purchases of $1.6 million in floating-rate collateralized mortgage obligations designated by management as held to maturity, purchases of $543,000 in fixed-rate participation certificates designated as held to maturity and purchases of $4.5 million in fixed-rate collateralized mortgage obligations and participation certificates designated as available for sale. In addition to growing the investment portfolio, management elected to change the mix as well as to increase the



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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Financial Condition Changes from June 30, 1998 to March 31, 1999
------------------------------------------------------------------------------
(continued)

level of its mortgage-backed securities during the nine months ended March 31, 1999 as the loan portfolio growth slowed in attempts to diversify its investment holdings and to increase the volume of interest-earning assets relative to the equity base (leverage) in order to improve net interest income and overall net earnings. However, the Corporation experienced heavier than expected prepayments on its mortgage-backed securities due to the decline in overall interest rates. Such accelerated prepayment activity on securities in conjunction with proceeds received from sales on securities more than fully offset the Corporation's purchase activity during the 1999 period, thereby reducing the overall level of mortgage-backed securities at March 31, 1999. As a result, the reduction in the mortgage-backed securities portfolio was utilized, in part, to help fund the increase in the investment securities portfolio, specifically the purchase of tax-free fixed-rate municipal obligations. From time to time, when opportunities exist, the Corporation utilizes advances from the Federal Home Loan Bank in the acquisition of certain securities in order to lock in an attractive spread between investment and borrowing. In continuing its efforts from prior periods to better diversify the mortgage-backed securities portfolio so as to improve overall performance and yield, the Corporation acquired during the nine months ended March 31, 1999 short- to immediate-term fixed-rate securities designated as available for sale, a monthly floating-rate collateralized mortgage obligation indexed to the composite prime rate of 75% of the thirty largest U.S. banks as reported by THE WALL STREET JOURNAL and a monthly floating-rate short average life collateralized mortgage obligation indexed to the Eleventh District cost of funds. By investing in short- to intermediate-term fixed-rate securities, specifically collateralized mortgage obligations and participation certificates, management intended to capitalize if and when the Federal Reserve Board began cutting short-term interest rates, which appeared artificially high in relation to long-term interest rates. The floating-rate security tied to the composite prime rate was acquired in order to take advantage of an attractive spread to the comparable U.S. treasury index without incurring a greater prepayment risk stemming from a lower interest rate environment that existed during the nine months ended March 31, 1999. The floating-rate security tied to the



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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Financial Condition Changes from June 30, 1998 to March 31, 1999
------------------------------------------------------------------------------
(continued)

Eleventh District cost of funds was acquired as a defensive measure and to take advantage of a lower interest rate environment currently in effect. The Corporation also invested in a fully securitized fixed-rate Government National Mortgage Association project loan that offered an attractive yield and good lock out protection. As a result of these acquisitions, management wanted to be in position to not only improve its current overall yield on mortgage-backed securities, but to more favorably capitalize in a declining interest rate environment.

         Loans receivable and loans held for sale decreased in the aggregate by approximately $897,000, or 1.2%, during the nine months ended March 31, 1999. This decline was largely attributed to loan sales, net of gains, of $22.3 million, principal repayments on loans of $22.3 million and loans acquired through foreclosure of $150,000, all of which were partially offset by loan disbursements, loan purchases and loans originated for sale in the secondary market of $43.7 million. The reduction in the loan portfolio was primarily due to a decrease of $1.4 million, or 11.9%, in nonresidential real estate and land loans, a decrease of $257,000, or 9.8%, in home equity line of credit loans and a decrease of $128,000, or 3.3%, in multi-family construction and residential real estate loans, all of which were partially offset by an increase of $794,000, or 1.5%, in one-to-four family residential real estate and construction loans and an increase of $33,000, or 16.9%, in passbook loans to deposit customers and other secured consumer loans. Over the past few years, Blue Ash has substantially grown in the loan portfolio as a result of a continued greater loan origination volume in all types of loans, management's strategy to primarily hold loans in the portfolio subject to certain interest rate risk limitations and management's strategy to redeploy funds from other asset categories into lending activities to the extent practicable. The strategy to hold loans has reflected management's continued desire to grow the Corporation largely through loan portfolio growth, management's desire to obtain a better loan portfolio mix of adjustable- and fixed-rate loans by increasing the fixed-rate portion of its loan portfolio and management's intent to increase its loan-to-deposit ratio. During the nine months ended March 31, 1999 as well as during the


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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Financial Condition Changes from June 30, 1998 to March 31, 1999
------------------------------------------------------------------------------
(continued)

last two previous quarters, however, due to a decline in long-term interest rates toward historical lows, combined with a shift to a very flat yield curve, management redirected its efforts and strategies to originating for sale in the secondary market all conforming single-family residential mortgage loans in order to reduce its exposure to interest rate risk. Adhering to this change in strategy, coupled with heavy principal repayments and payoffs on loans, including a couple of large balance nonresidential real estate loans, resulted in a reduction of loans receivable and loans held for sale at March 31, 1999. During this period of generally lower interest rates, loan originations and loan sales were at higher levels than in prior periods due to an increased loan demand consisting primarily of refinancings and fixed-rate loans. During the nine months ended March 31, 1999, total loan originations and purchases were a robust $43.7 million, as compared to $37.3 million during the nine months ended March 31, 1998, an increase of $6.4 million, or 17.3%. Specifically, loans originated for sale in the secondary market increased significantly during the nine months ended March 31, 1999, as compared to the nine months ended March 31, 1998 from $14.1 million to $21.8 million, while loans originated and purchased for the portfolio declined period-to-period from $23.2 million to $21.9 million. It was management's strategy to accelerate loan originations during this lower interest rate period by utilizing loan sales as a means to accommodate the increased loan volume, thereby slowing loan portfolio growth and increasing other operating income from gains on sale of loans in the secondary market. Management utilized sales of loans in the secondary market as a means of meeting the consumer preference for fixed-rate loans. If interest rates remain at all time historical lows, selling residential mortgage loans in the secondary market will continue to be a part of Blue Ash's future plans, as this practice will enable Blue Ash to enhance the management of its liquidity position as well as effect changes in its asset and liability mix. Despite the reduction in the loan portfolio which was dictated by a declining interest rate environment, overall loan origination volume remained very strong during the nine months ended March 31, 1999 due to the continued strong marketing and selling effort by management to originate loans and the continual development and refinement of new loan products and programs to better serve the lending area.



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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Financial Condition Changes from June 30, 1998 to March 31, 1999
------------------------------------------------------------------------------
(continued)

         At March 31, 1999, the Corporation's allowance for loan losses totaled $270,000, an increase of $6,000, or 2.3%, over the $264,000 level represented at June 30, 1998. During the nine months ended March 31, 1999, the Corporation increased its allowance for general loan losses by $23,000, transferred $35,000 in allowance for loan losses from a general to a specific allocation and incurred loan charge-offs of $17,000 on foreclosed single-family residential mortgage loans which were subsequently transferred to real estate acquired through foreclosure. The Corporation's internally-classified assets, net of a specific valuation allowance, totaled approximately $841,000 at March 31, 1999, as compared to $885,000 at June 30, 1998. Non-performing and nonaccrual loans, on the other hand, totaled only $340,000, or 0.48% of loans receivable and loans held for sale, at March 31, 1999, as compared to $885,000, or 1.22% of loans receivable and loans held for sale, at June 30, 1998. The reduction in internally-classified assets during the nine months ended March 31, 1999 was primarily due to an aggregate decrease both in number and outstanding balance in the classification of single-family residential mortgage loans, which was partially offset by the initial classification of a single-family construction loan as "Special Mention." The improvement in non-performing and nonaccrual loans was largely due to the reduction in single-family residential and lot loan delinquencies of 90 days or more during the 1999 period. In the opinion of management, such internally-classified assets and non-performing and nonaccrual loans in the aggregate represented an approximate 70-75% loan-to-value ratio at March 31, 1999 and were deemed adequately secured in the event of default by the borrowers. Because the loan loss allowance is based on estimates, it is monitored regularly on an ongoing basis and adjusted as necessary to provide an adequate allowance. The Corporation reviews on a monthly basis its loan portfolio, including problem loans, to determine whether any loans require classification and/or the establishment of appropriate allowances. The allowance for loan losses is determined by management based upon past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrowers' ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in Blue Ash's lending area. The



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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Financial Condition Changes from June 30, 1998 to March 31, 1999
------------------------------------------------------------------------------
(continued)

provision for general loan losses of $23,000 recorded during the nine months ended March 31, 1999 was attributed to management's assessment of the current level of internally-classified and non-performing and nonaccrual loans, the current composition of loans within the portfolio and Blue Ash's overall growth within the loan portfolio over the past few years. Management believed that the loan loss allowance existing at March 31, 1999 was adequate to cover unforeseen loan losses based upon the ongoing review of such internally-classified assets and non-performing and nonaccrual loans. Although management believed that its allowance for loan losses at March 31, 1999 was adequate based on facts and circumstances available at the time, there can be no assurance that additions to such allowance will not be necessary in future periods which could adversely affect the Corporation's results of operations. At March 31, 1999, the Corporation's allowance for loan losses consisted of a general valuation allowance, as defined by the regulations of the Office of Thrift Supervision ("OTS"), of $252,000 and a specific loan loss allowance of $18,000, and represented 0.38% of the total amount of loans outstanding, including those loans designated as held for sale, and 31% of internally-classified assets.

         Deposits totaled $98.4 million at March 31, 1999, an increase of $3.4 million, or 3.6%, over the $95.0 million in deposits outstanding at June 30, 1998. The increase in total overall deposits was primarily the result of an increase in certificates of deposit of $1.3 million, or 1.8%, which was coupled with an increase in transaction accounts (NOW accounts, money market deposit accounts, passbook accounts and Christmas club accounts) of $2.1 million, or 10.9%. The increase in certificates of deposit (primarily certificates of deposit with original terms to maturity of two years or less) during the nine months ended March 31, 1999 was attributed to an increase in certificate of deposit balances obtained from the local market area of $5.5 million, or 6.2%, which was partially offset by a decline in outstanding brokered deposits of $2.1 million, or 35.5%. In an effort to sustain deposit growth during the nine months ended March 31, 1999, management continued its strategy in part of funding the growth in assets by carefully growing the deposit base through certificates of deposit. The increase in certificates of deposit from Blue Ash's local market



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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Financial Condition Changes from June 30, 1998 to March 31, 1999
------------------------------------------------------------------------------
(continued)

area during the nine months ended March 31, 1999 was attributed to the influx of new accounts resulting from continued strong marketing efforts and competitive pricing on certificate of deposit accounts. The emphasis in brokered deposits and other out-of-state funds was de-emphasized by management as they became a less attractive alternative funding source. The need for brokered deposits lessened as the loan portfolio growth slowed in the declining interest rate environment and cash flows from loans and mortgage-backed securities accelerated. From time to time, however, when circumstances dictate in the future, management will continue its strategy of selectively obtaining brokered deposits and other out-of-state funds to supplement its deposit base. As long as demand for new loan production remains strong in the periods ahead, brokered deposits will continue to be a viable funding source, as management is reluctant to aggressively price above market and seek at all times certificates of deposit from its local market area. The increase in transaction accounts during the nine months ended March 31, 1999 was due to an increase in NOW accounts of $1.3 million, or 32.6%, an increase in money market deposit accounts of 685,000, or 10.3%, and an increase in passbook and club accounts of $53,000, or 0.6%. As part of its efforts to increase the deposit base, management continued its more assertive efforts during the nine months ended March 31, 1999 in its attempts to minimize the outflow of funds from transaction accounts and to reacquire these deposit balances by placing a stronger emphasis on the cross-selling of deposit products (i.e., checking accounts) at the branch level and developing specific advertising campaigns aimed at transaction account customers. As a result of these marketing and selling efforts, the outstanding balance of all customer checking accounts increased by $504,000, or 14.4%, and the number of overall checking accounts increased by 9.8% during the nine months ended March 31, 1999. In terms of checking account growth at the Mason branch office, which is located in a fast-developing and growing area, there was an increase of 35.3% in the number of accounts open and an increase of 21.1% in the outstanding balance of such accounts during the nine months ended March 31, 1999. The overall growth in deposits during the nine months ended March 31, 1999 reflected management's continuing efforts to maintain steady growth and was consistent with management's short-




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                      AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Financial Condition Changes from June 30, 1998 to March 31, 1999
------------------------------------------------------------------------------
(continued)

term and long-term goals. From time to time, however, in an attempt to closely control its overall cost of funds and based on the current interest rate environment, management may temporarily elect to use alternative funding sources, such as brokered deposits. It is the continued goal of management to increase loan production and the level of loan retention, thereby increasing the need for overall deposits and available liquid assets. Management expects to continue meeting the need for deposits, for the most part, through increased marketing and competitive pricing of the Company's deposit products, which could result in additional operating expenses and interest expense.

         Total borrowings, which consisted principally of Federal Home Loan Bank advances at March 31, 1999, totaled approximately $12.7 million at March 31, 1999, as compared to $12.7 million at June 30, 1998. During the nine months ended March 31, 1999, there was a principal repayment of $15,000 in regards to the outstanding Employee Stock Ownership Plan loan that is secured by the Corporation's common stock. Although there was no activity with regards to borrowings from the Federal Home Loan Bank during the nine months ended March 31, 1999, Federal Home Loan Bank advances have been actively pursued and utilized by the Corporation for a variety of reasons in prior periods and will continue to be used when necessary in future periods. From time to time, Federal Home Loan Bank advances are utilized as an alternative funding source or as a supplement to deposits if the cost of such borrowings is favorable in comparison to the cost of deposits. Federal Home Loan Bank advances are utilized by Blue Ash for funding in times of low cash availability, as well as funding specific needs, such as large loans. Another use is the funding of investments and mortgage-backed securities, where an attractive spread is offered when compared to the cost of borrowing, and where both the security and the borrowing may have similar terms to maturity or similar repricing patterns. Management believes that the use of Federal Home Loan Bank advances is a prudent measure in the above instances. Additionally, Federal Home Loan Bank advances may also be used as an instrument in the control of interest rate risk when appropriate or for restructuring purposes. In future periods, management may acquire additional Federal Home Loan Bank advances to fund loan production, to acquire investments and mortgage-backed



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                      AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Financial Condition Changes from June 30, 1998 to March 31, 1999
------------------------------------------------------------------------------
(continued)

securities, or as a tool to manage the interest rate risk of Blue Ash.

         Shareholders' equity totaled $9.5 million at March 31, 1999, an increase of $841,000, or 9.7%, over the total of $8.7 million at June 30, 1998. The increase in shareholders' equity was primarily due to net earnings for the period of $714,000, proceeds from the exercise of stock options of $217,000 and a reduction in required contributions of the Employee Stock Ownership Plan of $15,000, all of which were partially offset by the payment of dividends to shareholders of $77,000 and an increase in unrealized market losses on securities designated as available for sale, net of related tax effects, of $28,000. At March 31, 1999, shareholders' equity as a percentage of total assets was 7.8%.

         Blue Ash is subject to minimum regulatory capital standards promulgated by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on Blue Ash's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Blue Ash must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Blue Ash's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets, while the risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets as of March 31,



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                      AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Financial Condition Changes from June 30, 1998 to March 31, 1999
------------------------------------------------------------------------------
(continued)

1999. In computing risk-weighted assets, Blue Ash multiplies the value of each asset on its statement of financial condition by a defined risk-weighted factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

         Management has determined that Blue Ash is in compliance with each of the three capital requirements at March 31, 1999. Specifically, Blue Ash's tangible and core capital of $9.0 million, or 7.4% of total adjusted assets, exceeded the respective minimum requirements of $1.8 million and $3.7 million at that date by approximately $7.2 million, or 5.9% of total adjusted assets, and $5.3 million, or 4.4% of total adjusted assets. Additionally, Blue Ash's risk-based capital of approximately $9.2 million at March 31, 1999, or 16.0% of risk-weighted assets (including a general loan loss allowance of $252,000), exceeded the current 8.0% requirement of $4.6 million by approximately $4.6 million, or 8.0% of risk-weighted assets.

         The OTS has proposed an amendment to the core capital requirement that would increase the minimum requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to Blue Ash's excess regulatory capital position if the proposal is adopted in its present form.

         The OTS adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess change. The rule




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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Financial Condition Changes from June 30, 1998 to March 31, 1999
------------------------------------------------------------------------------
(continued)

provides that the OTS will calculate the interest rate risk component quarterly for each institution. The OTS has indicated that no institution will be required to deduct an interest rate risk component from capital for purposes of computing the risk-based capital requirement until further notice. In general, institutions which have risk-based capital in excess of 12% and assets under $300 million are exempt from the new requirement unless the OTS requires otherwise. The OTS will continue, however, to closely monitor the level of interest rate risk at individual institutions and retains the authority, on a case-by-case basis, to impose a higher individual minimum capital requirement for individual institutions with significant interest rate risk. At March 31, 1999, Blue Ash had total assets of $122.3 million and risk-based capital of 16.0% which would have qualified Blue Ash for this exemption had the new requirements been in effect at such date.

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Nine Month Periods Ended March 31, 1999
-------------------------------------------------------------------------------
and 1998
--------

General
-------

         Net earnings totaled $714,000 for the nine months ended March 31, 1999, a decrease of $3,000, or 0.4%, from the $717,000 in net earnings recorded for the nine months ended March 31, 1998. The slight decline in net earnings was primarily attributable to a decrease in net interest income after provision for losses on loans of $129,000, or 5.7%, and an increase in general, administrative and other expense of $90,000, or 5.8%, which were both partially offset by an increase in other income of $138,000, or 37.7%. The decrease in net interest income after provision for losses on loans was further accentuated by the presentation during the nine months ended March 31, 1999 of interest income on tax-exempt municipal securities on a tax-free basis instead of on a tax-equivalent basis, creating some difficulty and inconsistencies in accurately comparing total interest income and net interest income from the 1999 period to the 1998 period as there were no municipal securities in the portfolio during the 1998 period. The decrease in earnings level before federal income taxes of $81,000, or 7.4%, resulted in a decrease in the provision for federal income taxes of $78,000, or 20.5%. The decrease in the provision for federal income taxes was also attributed to a reduction in the Corporation's effective tax rate resulting primarily from the federal tax treatment of accumulating bank qualified municipal securities.

Net Interest Income and Provision for Losses on Loans
-----------------------------------------------------

         The Corporation's net interest income decreased by $124,000, or 5.4%, during the nine months ended March 31, 1999, as compared to the same period in the prior year. The decrease in net interest income during the nine months ended March 31, 1999 was primarily the result of an increase in total interest expense, due to increases in the average outstanding balances of deposits and borrowings, which were partially offset by decreases in the weighted-average rates paid on deposits and borrowings. Total interest expense on the Corporation's interest-bearing liabilities for the nine months ended March 31, 1999, as compared to the same period in the prior year, increased by $216,000, or 5.4%, due to overall increases of $9.1 million, or 9.0%, in the average

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Nine Month Periods Ended March 31, 1999
-------------------------------------------------------------------------------
and 1998 (continued)
--------

Net Interest Income and Provision for Losses on Loans (continued)
-----------------------------------------------------

outstanding balances of such interest-bearing liabilities, which were partially offset by overall declines of 18 basis points (100 basis points equal 1%), from 5.30% to 5.12%, in the weighted-average rates paid on the Corporation's interest-bearing liabilities. The increase in total interest expense during the nine months ended March 31, 1999 was partially offset by an increase in total interest income, primarily due to increases in the average outstanding balances of mortgage-backed securities, investment securities and other interest-earning assets, which were partially offset by a decrease in the average outstanding balance of loans and to declines in the weighted-average rates earned on all the Corporation's interest-earning assets. Total interest income on the Corporation's interest-earning assets increased by $92,000, or 1.5%, during the nine months ended March 31, 1999, as compared to the same period in the prior year, due to overall increases of $10.0 million, or 9.6%, in the average outstanding balances of such interest-earning assets, which were partially offset by overall declines of 51 basis points, from 8.02% to 7.51%, in the weighted-average yields earned on such interest-earning assets. The downward movement in the average yields earned on the Corporation's interest-earning assets as compared to the average yields paid on the Corporation's interest-bearing liabilities reflected assets repricing downward more rapidly than liabilities. Such changes in yields earned and paid were reflected in the interest rate spread, which had decreased from 2.72% during the nine months ended March 31, 1998 to 2.39% during the nine months ended March 31, 1999, and the net yield (net interest income as a percentage of average interest-earning assets), which had decreased from 2.93% during the nine months ended March 31, 1998 to 2.61% during the nine months ended March 31, 1999. The major factors contributing to the decreases in the interest rate spread and net yield period-to-period were the decline in long-term interest rates toward historical lows and the extremely flat yield curve which continued to evolve during the nine months ended March 31, 1999, which made it more difficult for the Corporation to earn a significant positive spread on new deposit activity.

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Nine Month Periods Ended March 31, 1999
-------------------------------------------------------------------------------
and 1998 (continued)
--------

Net Interest Income and Provision for Losses on Loans (continued)
-----------------------------------------------------

         Interest income on loans decreased by $238,000, or 5.0%, during the nine months ended March 31, 1999, as compared to the same period in the prior year. The decrease in interest income on loans during the nine months ended March 31, 1999 was due to a decrease of $1.4 million, or 2.0%, in the average balance of loans outstanding, which was coupled with a decline of 27 basis points, from 8.75% to 8.48%, in the weighted-average rate earned on loans. The decrease in the average outstanding balance of loans period-to-period reflected a situation in which loan principal repayments, sales and payoffs exceeded loan originations and purchases. Over the past few years, there had been a tremendous growth in the loan portfolio which had been attributed to a strong origination volume and management's strategy, to the extent practicable, to portfolio fixed-rate mortgage loans subject to certain interest-rate risk limitations. Over the past fifteen months, however, this loan growth in the portfolio was curtailed by the rapidly declining interest rate environment which had the effect of accelerating prepayments on loans and refinancing of higher rate mortgage loans. In addition, management began refocusing its efforts during this declining interest rate environment on originating for sale in the secondary market all conforming fixed-rate mortgage loans, which had the effect of reducing the loan portfolio. The majority of loans that were sold in the secondary market during the 1999 period were refinances of loans that were initially originated for the portfolio in prior periods at higher interest rates. The decrease in the average yield earned on loans during the nine months ended March 31, 1999 was principally the result of the acceleration of prepayments on higher yielding fixed-rate mortgage loans held in the loan portfolio in the low interest rate environment, the downward repricing of existing adjustable-rate ("teaser") mortgage loans and the reduction period-to-period in the average outstanding balance of higher rate nonresidential real estate and land loans.

         Interest income on mortgage-backed securities designated as available for sale and held to maturity increased by $140,000, or 10.7%, during the nine months ended March 31, 1999, as compared to the same period in the prior year. The increase in interest income on mortgage-backed securities during the nine months ended March

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Nine Month Periods Ended March 31, 1999
-------------------------------------------------------------------------------
and 1998 (continued)
--------

Net Interest Income and Provision for Losses on Loans (continued)
-----------------------------------------------------

31, 1999 was the result of an increase in the average outstanding balance of mortgage-backed securities of $5.8 million, or 20.9%, which was partially offset by a decline in the weighted-average rate earned on such assets of 53 basis points, from 6.30% to 5.77%. The increase in the average outstanding balance of mortgage-backed securities reflected the purchases of primarily fixed-rate and floating-rate collateralized mortgage obligations and fixed-rate participation certificates, which were partially offset by principal repayments and sales of securities. As long-term interest rates declined and greater emphasis was placed on originating fixed-rate loans for sale during the nine months ended March 31, 1999, management elected to shift more funds from other asset categories into the mortgage-backed securities portfolio as loan portfolio growth slowed from the increased refinancing and payoff of higher rate portfolio fixed-rate loans. Such increase in the average balance of mortgage-backed securities outstanding was attributable in part to a strategy adopted by management to sustain continued growth in asset levels by primarily using deposits and repayment cash flows to fund purchases of such assets. From time to time when circumstances dictate and opportunities exist, purchases of mortgage-backed securities are leveraged against advances from the Federal Home Loan Bank to obtain a particular interest rate spread. The increased volume of mortgage-backed securities, which offset the lack of growth in the loan portfolio, helped improve the Corporation's overall interest rate spread and net earnings level as well as achieve better diversification of securities within the portfolio. The decrease in the weighted-average yield earned on mortgage-backed securities period-to-period generally reflected the greater principal repayments on higher yielding securities due to a lower interest rate environment during the nine months ended March 31, 1999, the recognition against earnings of greater premium amounts on securities resulting from faster prepayment speeds and shorter estimated average lives and the downward movement in the U.S. treasury rates, the specified prime rate and the Eleventh District cost of funds rate which a majority of the Corporation's adjustable-rate and floating-rate mortgage-backed securities and collateralized mortgage obligations are tied to in determining interest rate changes.

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Nine Month Periods Ended March 31, 1999
-------------------------------------------------------------------------------
and 1998 (continued)
--------

Net Interest Income and Provision for Losses on Loans (continued)
-----------------------------------------------------

         Interest and dividend income on investment securities and other interest-earning assets increased in the aggregate by $190,000, or 79.8%, during the nine months ended March 31, 1999, as compared to the same period in the prior year. The increase during the nine months ended March 31, 1999 was primarily due to increases of $3.9 million, or 252.8%, and $1.7 million, or 57.4%, in the average outstanding balances of investment securities and other interest-earning assets (primarily interest-bearing deposits in other financial institutions), respectively, which were partially offset by declines of 13 basis points, or 1.8%, and 98 basis points, or 14.3%, in the weighted-average rates earned on investment securities and other interest-earning assets, respectively. The increase in the average outstanding balance of investment securities during the nine months ended March 31, 1999 was principally due to the purchase of municipal obligations. As interest rates continued falling toward historical lows, the purchasing of new U.S. Government agency obligations became less attractive as interest rate spreads tightened and call periods shortened. As a result, the Corporation began purchasing tax-free fixed-rate municipal obligations with good call protections and relatively attractive tax-equivalent yields in comparison to other investment alternatives. These municipal securities were primarily designated as available for sale and were utilized to supplement the overall asset yield while loan portfolio growth slowed. The decrease in the weighted-average yield earned on investment securities was the function of a lower interest rate environment period-to-period, as newer securities' purchases were obtained at lower rates than those securities previously purchased, and the call of higher rate U.S. Government agency obligations. The increase in other interest-earning assets was attributed in part to continued growth in assets period-to-period and to an increase in excess liquidity and expected cash flows from called investment securities and accelerated mortgage prepayments as a result of interest rates having fallen so rapidly. The decrease in the weighted-average rate earned on such interest-earning assets period-to-period was the direct result of a lower interest rate environment during the nine months ended March 31, 1999 and the

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Nine Month Periods Ended March 31, 1999
-------------------------------------------------------------------------------
and 1998 (continued)
--------

Net Interest Income and Provision for Losses on Loans (continued)
-----------------------------------------------------

significantly greater level of lower earning federal funds sold in the portfolio during the 1999 period.

         Interest expense on deposits, the largest component of the Corporation's interest-bearing liabilities, increased by $231,000, or 6.7%, during the nine months ended March 31, 1999, as compared to the same period in the prior year. The increase in interest expense on deposits during the nine months ended March 31, 1999 was due to an increase of $8.8 million, or 10.0%, in the average balance of deposits outstanding, which was partially offset by a decrease of 16 basis points, from 5.19% to 5.03%, in the weighted-average rate paid on deposits. The increase in the average balance of deposits outstanding during the periods presented reflected a significant increase in term certificates of deposit (primarily certificates of deposit with original terms to maturity of two years or less) of $7.8 million, or 11.3%, which was coupled with an increase of $1.0 million, or 5.4%, in deposit balances subject to daily repricing (passbook, money market deposit and NOW accounts). Such increase in certificates of deposit emanated from depositors' preference for shifting funds from deposits subject to daily repricing to higher yielding term certificates of deposit and from an influx of new deposits due to increased marketing and selling efforts by management and competitive pricing strategies. In addition, from time to time, management has utilized brokered deposits and other out-of-state funds as an alternative source of funds in an effort to continue the growth in certificates of deposit. In many cases, interest rates paid on brokered deposits were actually the same or lower than interest rates paid on local deposits. The increase in transaction accounts was largely due to management's continued strong efforts to expand its core deposit base through increased customer checking accounts so as to better develop cross-selling opportunities of other Company products and services as well as to lower overall cost of funds. The increase in the average outstanding balance of deposits period-to-period was necessary to continually fund the growth in the loan, investment and mortgage-backed securities portfolios. The decrease in the weighted-average rate paid on deposit accounts period-to-period reflected lower market rates of interest, which was partially

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Nine Month Periods Ended March 31, 1999
-------------------------------------------------------------------------------
and 1998 (continued)
--------

Net Interest Income and Provision for Losses on Loans (continued)
-----------------------------------------------------

offset by a greater percentage of higher rate certificate of deposit balances to total deposit balances during the nine months ended March 31, 1999. Specifically, the weighted-average rate paid on certificates of deposit decreased from 5.88% during the nine months ended March 31, 1998 to 5.65% during the nine months ended March 31, 1999, and the weighted-average rate paid on transaction accounts decreased slightly from 2.65% during the nine months ended March 31, 1998 to 2.62% during the nine months ended March 31, 1999. The increase in the higher costing certificate of deposit balances as a percentage of total deposits increased period-to-period from 78.7% to 79.6%.

         Interest expense on borrowings, consisting primarily of fixed-rate Federal Home Loan Bank advances, special convertible fixed-rate advances and, to a lesser extent, an adjustable-rate loan of the ESOP at March 31, 1999, decreased by $15,000, or 2.6%, during the nine months ended March 31, 1999, as compared to the same period in the prior year. The decrease in interest expense on borrowings during the nine months ended March 31, 1999 was attributed to a decline of 27 basis points, or 4.4%, in the weighted-average rate paid on borrowings, which was partially offset by an increase of $237,000, or 1.9%, in the average outstanding balance of borrowings. Such increase in the average outstanding balance of borrowings period-to-period was the result of management utilizing new borrowings from the Federal Home Loan Bank to assist, in part, in funding the Corporation's lending and investment activities. Advances from the Federal Home Loan Bank were utilized by management as an alternative funding source to deposits in order to provide additional liquidity and sources of funds to the lending function during periods of cash outflows, as well as to pursue its lending and investment programs when the opportunities existed. During the nine months ended March 31, 1999, the weighted-average rate paid on borrowings was reduced to 5.83%, a decline of 27 basis points from the 6.10% during the nine months ended March 31, 1998. This decline in the weighted-average rate paid period-to-period generally reflected management's restructuring efforts of its borrowing mix by lengthening out maturities in a lower interest rate environment that prevailed when

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Nine Month Periods Ended March 31, 1999
-------------------------------------------------------------------------------
and 1998 (continued)
--------

Net Interest Income and Provision for Losses on Loans (continued)
-----------------------------------------------------

such restructuring was undertaken. Management accomplished its objectives by taking advantage of special convertible fixed-rate advances offered at attractive rates by the Federal Home Loan Bank and paying off higher rate short-term LIBOR-based advances as well as replacing a maturing five year fixed-rate advance. Such restructuring of its total borrowings allowed the Corporation the opportunity to reduce its cost of funds on $6.0 million of borrowings by approximately 43 basis points.

         The Corporation's provision for losses on loans increased by $5,000, or 27.8%, during the nine months ended March 31, 1999, as compared to the same period in the prior year. The provision for losses on loans, which was comprised solely of discretionary additions to the general loan loss allowance during the nine months ended March 31, 1999, represents a charge to earnings to maintain the allowance for loan losses at a level management believes is adequate to absorb losses in the loan portfolio. The 1999 nine month period loan loss provision was the result of management's continued efforts to set the allowance at a level considered to be appropriate based upon the internal analysis of the risk of loss in the loan portfolio. Among the factors considered in this analysis were the assessment of general economic conditions in Blue Ash's lending area applied to the portfolio, analysis of specific loans in the portfolio, known and inherent risk in the portfolio, growth in the loan portfolio, changes in the composition of loans and other factors previously discussed. The Corporation has historically followed strict underwriting guidelines in its loan origination process, and this is considered to be one of the many factors which has resulted in minimal loan losses (charge-offs) over the past five years. The Corporation's provision for losses on loans during the nine months ended March 31, 1999 was principally attributable to management's current assessment of its internally-classified and non-performing and nonaccrual loans and to the growth in the loan portfolio which has been mostly prevalent over the past several years. Management uses the best information available in providing for possible loan losses and believes that the allowance is adequate to cover any unforeseen losses in the loan portfolio at March 31, 1999. However, future adjustments to

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Nine Month Periods Ended March 31, 1999
-------------------------------------------------------------------------------
and 1998 (continued)
--------

Net Interest Income and Provision for Losses on Loans (continued)
-----------------------------------------------------

the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

         As a result of the foregoing changes in interest income, interest expense and provision for losses on loans, net interest income after provision for losses on loans decreased during the nine months ended March 31, 1999 by $129,000, or 5.7%, as compared to the same period in the prior year.

Other Income
------------

         Total other income increased by $138,000, or 37.7%, from $366,000 during the nine months ended March 31, 1998 to $504,000 during the nine months ended March 31, 1999. The primary reasons for this rise in other income during the nine months ended March 31, 1999 were an increase in gain on sale of mortgage loans of $159,000, or 57.4%, an increase in gain on sale of investments and mortgage-backed securities of $13,000, or 65.0%, and an increase in service fees, charges and other operating income of $10,000, or 30.3%, all of which were partially offset by a decrease in loan servicing fees of $44,000.

         The Corporation recognized gains (including mortgage servicing rights pursuant to SFAS No. 125) on the sale of mortgage loans in the secondary market of $436,000 and $277,000 during the nine months ended March 31, 1999 and 1998, respectively. Such gains were the result of Blue Ash selling its fixed-rate single-family residential mortgage loans to the Federal Home Loan Mortgage Corporation in the secondary market as a means of minimizing interest rate risk as well as generating additional funds for lending and other purposes. Loan sales volume increased significantly during the nine months ended March 31, 1999, as the demand for fixed-rate single-family residential mortgage loans was stronger within Blue Ash's lending area than during the nine months ended March 31, 1998 due to a lower interest rate environment prevailing during the 1999 period. As a result, proceeds from the

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Nine Month Periods Ended March 31, 1999
-------------------------------------------------------------------------------
and 1998 (continued)
--------

Other Income (continued)
------------

sale of loans in the secondary market increased from $14.3 million during the nine months ended March 31, 1998 to $22.4 million during the nine months ended March 31, 1999, an increase of $8.1 million, or 56.7%, and loans originated for sale in the secondary market increased from $14.1 million during the nine months ended March 31, 1998 to $21.8 million during the nine months ended March 31, 1999, an increase of $7.7 million, or 54.7%. In order to adequately meet the increased demand for lower rate fixed-rate mortgages and refinancings of higher rate fixed-rate mortgages and adjustables during the 1999 period, management placed more emphasis on loans originated for sale in the secondary market as opposed to holding loans in the portfolio as it had predominately done over the past few years. Such a change in strategy had the effect of slowing loan portfolio growth and core earnings, while at the same time increasing gains on sale of loans and reducing the Corporation's overall exposure to interest rate risk.

         The increase in gain on sale of mortgage-backed securities and investment securities of $13,000, or 65.0%, during the nine months ended March 31, 1999 was due to the recognition of gains to earnings from the sale of primarily tax-free municipal securities. During the nine months ended March 31, 1999, there were proceeds of $3.9 million from the sale of municipal securities and $2.0 million from the sale of mortgage-backed securities, while there were $6.4 million in total sale proceeds from securities during the nine months ended March 31, 1998. There were more opportunities in the 1999 period to recognize gains from securities transactions based primarily on market conditions prevailing at the times of sale and the types of securities traded. Such sales activity in the 1999 period was predicated upon the declining interest rate environment that prevailed and better diversifying the investment and mortgage-backed securities portfolios so as to improve the Corporation's overall yield and market performance to varying interest rate environments. In particular, the Corporation took advantage of the declining interest rate environment and attractive spreads as compared to other investment alternatives by acquiring and then selling certain tax-free municipal obligations designated as available for sale for the primary purpose of bolstering other

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Nine Month Periods Ended March 31, 1999
-------------------------------------------------------------------------------
and 1998 (continued)
--------

Other Income (continued)
------------

income from the gains on sales in order to combat the effects of declining overall yields on interest-earning assets and a tighter interest rate spread. While there was a greater sales volume within the securities portfolio during the 1998 period, there were fewer opportunities of taking profits at that time as the Corporation was taking steps to better diversify and reposition its securities portfolio. The decrease in loan servicing fees of $44,000 during the nine months ended March 31, 1999 was principally attributed to an increase of $61,000 in expenses for amortization and impairment of originated mortgage servicing rights under SFAS No. 125 due to a greater mortgage servicing rights portfolio during the 1999 period and to accelerated prepayments of mortgages associated with a declining interest rate environment, which was partially offset by an increase in normal loan servicing fees received of $17,000, or 22.4%, due to an increase of approximately $9.3 million, or 21.8%, in the average outstanding balance of loans sold in the secondary market and to other financial institutions. The increase in service fees, charges and other operating income of $10,000, or 30.3%, reflected increased fees generated period-to-period from NOW accounts, debit card processing, construction loan draws, in-house inspection fees, certain loan processing-related fees and fee income received from correspondent lenders for nonconforming and Federal Housing Administration loans.

General, Administrative and Other Expense
-----------------------------------------

         Total general, administrative and other expense increased by $90,000, or 5.8%, during the nine months ended March 31, 1999, as compared to the same period in the prior year. The components of this increase in total general, administrative and other expense during the nine months ended March 31, 1999 were comprised of an increase in employee compensation and benefits of $51,000, or 6.1%, an increase in occupancy and equipment expense of $13,000, or 4.7%, an increase in advertising expense of $7,000, or 10.1%, an increase in federal deposit insurance premiums of $4,000, or 10.3%, and an increase in other operating expense of $24,000, or 16.0%, all of which were partially offset by a decrease in data processing expense of $9,000, or 11.8%.

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Nine Month Periods Ended March 31, 1999
-------------------------------------------------------------------------------
and 1998 (continued)
--------

General, Administrative and Other Expense (continued)
-----------------------------------------

         The principal category of the Corporation's general, administrative and other expense is employee compensation and benefits. The increase in this expense category of $51,000, or 6.1%, during the nine months ended March 31, 1999, as compared to the same period in the prior year, was primarily due to normal merit increases, increases in staffing levels, increases in loan officer salaries due to a change in the method of compensating certain of these employees, increases in employee group health insurance premiums, increases in loan officer bonus expense as a result of a greater lending volume, increases in estimated annual bonus expense to employees and officers stemming from a higher earnings base for purposes of calculating the bonus, increases in director medical reimbursement expenses, increases in certain payroll-related taxes such as social security taxes and workers' compensation and increases in officer, director and employee reimbursement expenses, all of which were partially offset by decreases in expenses related to the ESOP due to the additional expense incurred in the 1998 period for the payout of benefits to terminated employees and increases of $29,000, or 20.4%, in deferred loan origination costs in accordance with SFAS No. 91 as a result of an approximate $6.4 million, or 17.3%, increase in total lending volume period-to-period and increased personnel costs per loan during the 1999 period.

         The increase in occupancy and equipment expense of $13,000, or 4.7%, was largely due to increases in office building repair and maintenance, depreciation on furniture, fixtures and equipment resulting from upgrading the Corporation's internal computer systems, expenses associated with ATM processing, real estate taxes, telephone and postage, all of which were partially offset by decreases in furniture, fixture and equipment expenses and light, heat and other utilities. The increase in advertising expense of $7,000, or 10.1%, was principally attributable to a continuation of intensified marketing and selling efforts by management which were directed toward the loan origination function and attracting new deposits and to an increase in classified advertising in newspapers for various job openings within the Corporation. The decrease of $9,000, or 11.8%, in data processing and related fees, which are based on the outstanding number of loan and deposit accounts, reflected the negotiation of lower costs in the renewal of Blue

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Nine Month Periods Ended March 31, 1999
-------------------------------------------------------------------------------
and 1998 (continued)
--------

General, Administrative and Other Expense (continued)
-----------------------------------------

Ash's contract with its third party provider of data processing services in a prior period, which was partially offset by an increased average deposit base as well as growth in lending operations. The increase in federal deposit insurance premiums of $4,000, or 10.3%, was primarily attributed to an increased average deposit base period-to-period. The increase in other operating expense of $24,000, or 16.0%, was primarily due to increases in supervisory assessments, directors' and officers' insurance, annual audit and tax service, organizational dues and subscriptions, NOW accounts, legal expenses pertaining to delinquent and foreclosed loans, bank service charges, real estate owned expenses and office supplies resulting from an expanding loan and savings operation.

Federal Income Taxes
--------------------

         The provision for federal income taxes totaled $380,000 for the nine months ended March 31, 1999, as compared to $302,000 for the nine months ended March 31, 1998, a decrease of $78,000, or 20.5%. The decrease in provision for federal income taxes reflected the lower level of pre-tax earnings for the nine months ended March 31, 1999, a decrease of $81,000, or 7.4%, from $1.1 million during the nine months ended March 31, 1998 to $1.0 million during the nine months ended March 31, 1999, which was coupled with a reduction in the Corporation's effective tax rate period-to-period due largely to the tax-exempt status regarding municipal securities. As a result, the level of federal income tax expense for each of the nine month periods ended March 31, 1999 and 1998 generally reflected the level of pre-tax earnings for such periods, adjusted for changes in the Corporation's effective tax rate. The Corporation's effective tax rates amounted to 29.7% and 34.6% for the nine month periods ended March 31, 1999 and 1998, respectively.

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Three Month Periods Ended March 31, 1999
--------------------------------------------------------------------------------
and 1998
--------

General
-------

         Net earnings totaled $243,000 for the three months ended March 31, 1999, a decrease of $64,000, or 20.8%, from the $307,000 in net earnings recorded for the three months ended March 31, 1998. The decrease in net earnings was primarily attributable to a decrease in net interest income after provision for losses on loans of $97,000, or 12.2%, a decrease in other income of $33,000, or 15.3%, and an increase in general, administrative and other expense of $13,000, or 2.4%. As previously discussed, the decrease in net interest income after provision for losses on loans was further accentuated during the three months ended March 31, 1999 by the reporting of interest income on municipal securities on a tax-free basis yielding 5.03%, as opposed to a tax-equivalent basis yielding 7.17%. The decrease in earnings level before federal income taxes of $143,000, or 30.5%, resulted in a decrease in the provision for federal income taxes of $79,000, or 48.8%. The decrease in the provision for federal income taxes was also attributed to a reduction in the Corporation's effective tax rate mainly as a result of the federal tax treatment from the accumulation of bank qualified municipal securities during the 1999 period.

Net Interest Income and Provision for Losses on Loans
-----------------------------------------------------

         The Corporation's net interest income decreased by $96,000, or 12.0%, during the three months ended March 31, 1999, as compared to the same period in the prior year. The decrease in net interest income during the three months ended March 31, 1999 was the result of a decrease of $92,000, or 4.3%, in total interest income, due to a decrease in the average outstanding balance of loans and to declines in the weighted-average rates earned on loans, mortgage-backed securities and other interest-earning assets, which were partially offset by increases in the average outstanding balances of mortgage-backed securities, investment securities and other interest-earning assets and to an increase in the weighted-average rate earned on investment securities. The decrease in total interest income during the three months ended March 31, 1999 was coupled with an increase in total interest expense of $4,000, or 0.3%, primarily due to an increase in the average outstanding balance of deposits, which was partially offset by a decrease in

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Three Month Periods Ended March 31, 1999
--------------------------------------------------------------------------------
and 1998 (continued)
--------

Net Interest Income and Provision for Losses on Loans (continued)
-----------------------------------------------------

the average outstanding balance of borrowings and to declines in the weighted-average rates paid on deposits and borrowings. As a result, the Corporation's interest rate spread declined from 2.75% during the three months ended March 31, 1998 to 2.36% during the three months ended March 31, 1999, a decrease of 39 basis points, or 14.2%. Such decrease in the interest rate spread period-to-period was attributed to decreases of 71 basis points, from 7.99% to 7.28%, in the overall weighted-average rates earned on all interest-earning assets, which were partially offset by decreases of 32 basis points, from 5.24% to 4.92%, in the overall weighted-average rates paid on all interest-bearing liabilities. In addition, the Corporation's net yield decreased from 2.95% during the three months ended March 31, 1998 to 2.56% during the three months ended March 31, 1999, a decrease of 39 basis points, or 13.2%.

         Interest income on loans decreased by $143,000, or 8.9%, during the three months ended March 31, 1999, as compared to the same three month period in the prior year. The decrease in interest income on loans during the 1999 period was due to a decrease of $3.2 million, or 4.3%, in the average balance of loans outstanding, which was coupled with a decrease of 42 basis points, from 8.70% to 8.28%, in the weighted-average rate earned on the loan portfolio. Similarly, interest income on mortgage-backed securities decreased by $21,000, or 4.5%, during the three months ended March 31, 1999, as compared to the same period in the prior year. Such decrease in interest income on mortgage-backed securities was the result of a decline in the weighted-average rate earned on mortgage-backed securities of 95 basis points, from 6.31% to 5.36%, which was partially offset by an increase in the average outstanding balance of mortgage-backed securities of $3.7 million, or 12.5%. The decrease in the average outstanding balance of loans period-to-period was a function of loan sales, principal repayments and payoffs exceeding loan originations and purchases due to the acceleration of loan prepayments and refinancings of higher rate mortgage loans in a declining interest rate environment and management's renewed emphasis on originating loans for sale in the secondary market. The decrease in the average yield earned on

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Three Month Periods Ended March 31, 1999
--------------------------------------------------------------------------------
and 1998 (continued)
--------

Net Interest Income and Provision for Losses on Loans (continued)
-----------------------------------------------------

loans was principally the result of a paydown in higher rate fixed-rate loans originated for the loan portfolio and the downward repricing of existing adjustable-rate mortgage loans. The decrease in the average balance of mortgage-backed securities outstanding period-to-period was a function of principal repayments and sales of securities exceeding purchases, as management began shifting funds from proceeds from sales and repayment cash flows on mortgage-backed securities towards the investment portfolio with the purchase of tax-free municipal securities. The decline in the weighted-average yield earned on mortgage-backed securities generally reflected the acceleration of principal repayments on higher rate securities due to a lower interest rate environment in the 1999 period and the downward movement of interest rate changes on the Corporation's adjustable-rate and floating-rate mortgage-backed securities and collateralized mortgage obligations.

         Interest and dividend income on investment securities and other interest-earning assets increased by $72,000, or 80.0%, during the three months ended March 31, 1999, as compared to the same period in the prior year. The increase during the three months ended March 31, 1999 was primarily due to an increase of $6.9 million, or 494.1%, in the average outstanding balance of investment securities, an increase of $385,000, or 11.0%, in the average outstanding balance of other interest-earning assets and an increase in the weighted-average rate earned on investment securities of 31 basis points, from 6.85% to 7.16%, all of which were partially offset by a decline in the weighted-average rate earned on other interest-earning assets of 208 basis points, from 7.53% to 5.45%. The increases in the average outstanding balance and weighted-average rate earned on investment securities period-to-period were attributed to the purchase of tax-free municipal securities at attractive spreads in comparison to other investment alternatives that were tied to the U.S. Treasury index. The increase in the average outstanding balance of other interest-earning assets was mainly the result of an increase in interest-bearing deposits and other short-term liquid funds from a sustained deposit growth and a slowdown in loan portfolio growth, while the decrease in the weighted-average yield earned on other interest-earning assets was attributable to the reduction of short-term

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Three Month Periods Ended March 31, 1999
--------------------------------------------------------------------------------
and 1998 (continued)
--------

Net Interest Income and Provision for Losses on Loans (continued)
-----------------------------------------------------

interest rates by the Federal Reserve Board during the 1999 period and the call and maturity of higher yielding certificate of deposit investments in prior periods.

         Interest expense on deposits increased by $18,000, or 1.5%, during the three months ended March 31, 1999, as compared to the same period in the prior year. The increase in interest expense on deposits for the three months ended March 31, 1999 was primarily attributed to a $7.1 million, or 7.8%, increase in the average balance of deposits outstanding, which was partially offset by a decline of 30 basis points, from 5.12% to 4.82%, in the weighted-average rate paid on deposits, reflecting the lower market rates of interest paid during the 1999 period as compared to the 1998 period, especially on certificate of deposit accounts. As previously indicated, the overall increase in the average outstanding balance of deposits period-to-period, particularly term certificates of deposit and customer checking accounts, was largely due to intensified marketing efforts and competitive pricing strategies in these areas in order to fund the Corporation's lending and investment activities.

         Interest expense on borrowings decreased by $14,000, or 7.1%, during the three months ended March 31, 1999, as compared to the same period in the prior year. The decrease in interest expense on borrowings during the three months ended March 31, 1999 was primarily the result of a decrease in the average outstanding balance of borrowings of $199,000, or 1.5%, which was coupled with a decline in the weighted-average rate paid on borrowings of 34 basis points, from 6.08% to 5.74%. The decrease in the average volume of borrowings period-to-period was principally attributed to the repayment of certain Federal Home Loan Bank advances as a part of a restructuring effort by management in a prior period. These repayments were funded with excess liquidity and deposit inflows, as it was management's intent of principally growing the Corporation through an increased deposit base. The decrease in the weighted-average rate paid on borrowings period-to-period reflected

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Three Month Periods Ended March 31, 1999
--------------------------------------------------------------------------------
and 1998 (continued)
--------

Net Interest Income and Provision for Losses on Loans (continued)
-----------------------------------------------------

the lower costs of newer borrowings in comparison to borrowings obtained in previous periods. During the fourth quarter of fiscal 1998, management utilized special convertible fixed-rate advances from the Federal Home Loan Bank as part of a restructuring effort to extend out the maturities of the Corporation's borrowings. As previously discussed, such convertible advances gave the Corporation an opportunity to lock in long-term money at a very low interest rate as well as to replace higher rate short-term adjustable advances, thereby lowering the overall cost of funds on borrowings in the 1999 period, as compared to the 1998 period.

         The provision for losses on loans totaled $7,000 for the three months ended March 31, 1999, as compared to $6,000 for the three months ended March 31, 1998, an increase of $1,000, or 16.7%. The provision for losses on loans during the three months ended March 31, 1999 was comprised of discretionary additions to the general loan loss allowance. As previously discussed, provisions for losses on loans are charged to earnings to bring the total allowance to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by Blue Ash, industry standards, the status of past due principal and interest payments, general economic conditions, particularly as they relate to Blue Ash's lending area, and other factors related to the collectibility of the loan portfolio. The provision for losses on loans during the three months ended March 31, 1999 was predicated upon the overall loan portfolio growth over the last several years and management's review of non-performing and nonaccrual loans and anticipated losses on loans for the period.

         As a result of the foregoing changes in interest income, interest expense and provision for losses on loans, net interest income after provision for losses on loans decreased during the three months ended March 31, 1999 by $97,000, or 12.2%, as compared to the same period in the prior year.

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Three Month Periods Ended March 31, 1999
--------------------------------------------------------------------------------
and 1998 (continued)
--------

Other Income
------------

         Total other income decreased by $33,000, or 15.3%, from $215,000 during the three months ended March 31, 1998 to $182,000 during the three months ended March 31, 1999. The decrease in other income during the three months ended March 31, 1999 was principally due to a decrease in gain on sale of mortgage loans of $39,000, or 20.6%, and a decrease in service fees, charges and other operating income of $2,000, or 16.7%, both of which were partially offset by an increase of $5,000, or 71.4%, in loan servicing fees and an increase of $3,000, or 42.9%, in gain on sale of investment and mortgage-backed securities. The decrease in gain on sale of mortgage loans of $39,000, or 20.6%, period-to-period was primarily due to the decline in the volume of loan sales during the three months ended March 31, 1999, as the demand for origination of fixed-rate mortgage loans for sale in the secondary market given the low interest rate environment and consumer preference for fixed-rate loans was more pronounced during the 1998 period. During the 1999 period, interest rates had mostly stabilized and the flurry of refinancings of higher rate mortgage loans and subsequent sales of such loans had already occurred in previous periods as interest rates were still falling toward historical lows. The increase in gain on sale of investment and mortgage-backed securities of $3,000, or 42.9%, was due to greater gains realized on the sale of securities in the 1999 period, even though there was a greater sales volume in the 1998 period. During the 1999 period, the Corporation sold approximately $1.8 million in available for sale municipal securities at gains of $10,000 and $1.5 million in available for sale mortgage-backed securities at no gain, as compared to $4.2 million in aggregate sales at gains of $7,000 during the 1998 period. There were greater market opportunities during the 1999 period due to a declining interest rate environment to take some profits on certain municipal securities within the investment portfolio as a means of offsetting the decline in net earnings from a shrinking net interest margin or interest rate spread. The increase in loan servicing fees of $5,000, or 71.4%, was principally attributable to an increase in loan servicing fees received of $7,000, or 26.9%, due to an increase period-to-period in the average outstanding balance of loans sold of $10.0 million, or 22.5%, which was partially offset

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Three Month Periods Ended March 31, 1999
--------------------------------------------------------------------------------
and 1998 (continued)
--------

Other Income (continued)
------------

by an increase of $2,000, or 10.5%, in amortization and impairment expense on originated mortgage servicing rights under SFAS No. 125 due to accelerated prepayments on loans. The decrease in service fees, charges and other operating income of $2,000, or 16.7%, was primarily due to a reduction in fee income from construction loan draws, inspections and loan processing-related matters and an increase in costs incurred for the origination of no-cost home equity line-of-credit loans, which were partially offset by an increase in fee income from NOW accounts, debit card processing and correspondent origination and service release premiums.

General, Administrative and Other Expense
-----------------------------------------

         Total general, administrative and other expense increased by $13,000, or 2.4%, during the three months ended March 31, 1999, as compared to the same period in the prior year, due primarily to an increase in employee compensation and benefits of $4,000, or 1.3%, an increase in occupancy and equipment expense of $3,000, or 3.1%, an increase in federal deposit insurance premiums of $1,000, or 7.1%, an increase in data processing expense of $1,000, or 4.2%, an increase in amortization of goodwill of $1,000, or 12.5%, and an increase in other operating expense of $6,000, or 11.3%, all of which were partially offset by a decrease in state franchise tax expense of $3,000, or 12.0%.

         The increase in employee compensation and benefits of $4,000, or 1.3%, during the three months ended March 31, 1999, as compared to the three months ended March 31, 1998, was principally due to normal merit increases of officer and employee salaries, an increase in staffing levels, an increase in director medical reimbursement expenses, an increase in health insurance costs, an increase in certain payroll-related taxes and a decrease in deferred loan origination costs in accordance with SFAS No. 91 as a result of an approximate $1.9 million, or 12.8%, decline in total loan origination volume period-to-period, all of which were partially offset by a decrease in annual bonus expense as a result of a lower earnings level used for calculating such bonus, a decrease in loan officer bonus expense due to a reduced loan

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Three Month Periods Ended March 31, 1999
--------------------------------------------------------------------------------
and 1998 (continued)
--------

General, Administrative and Other Expense (continued)
-----------------------------------------

origination volume, a decrease in workers' compensation premiums and state unemployment taxes and a decrease in expenses related to the ESOP due to the Plan having to purchase common shares at fair value of certain terminated employees in a previous period.

         The increase in occupancy and equipment expense of $3,000, or 3.1%, period-to-period was the result of an increase in office building repairs and maintenance, an increase in depreciation expense on furniture and equipment, an increase in ATM processing expense and an increase in telephone expense, all of which were partially offset by a decrease in furniture, fixtures and equipment expenses and a decrease in postage. The increase in data processing and related fees of $1,000, or 4.2%, was due to a larger volume of loan and deposit account activity. The increase in federal deposit insurance premiums of $1,000, or 7.1%, was mainly the result of an increased average deposit base, while the decrease in state franchise taxes of $3,000, or 12.0%, was primarily attributed to a higher level of state supervisory tax credits applied to the Corporation for purposes of reducing its franchise tax liability and to a lower effective franchise tax rate, which were partially offset by an enhanced average equity position period-to-period. Other operating expense increased from $53,000 during the three months ended March 31, 1998 to $59,000 during the three months ended March 31, 1999, an increase of $6,000, or 11.3%, due primarily to an increase in supervisory fees and assessments, an increase in annual audit and tax service, an increase in NOW account expenses, an increase in organizational dues and subscriptions, an increase in real estate owned expenses, an increase in legal fees associated with certain holding company and other corporate-related matters and an increase in office supplies resulting from an expanding loan and savings operation, all of which were partially offset by a decrease in legal fees associated with delinquent and foreclosed loans.

Federal Income Taxes
--------------------

         The provision for federal income taxes totaled $83,000 for the three months ended March 31, 1999, as compared to $162,000 for the

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Three Month Periods Ended March 31, 1999
--------------------------------------------------------------------------------
and 1998 (continued)
--------

Federal Income Taxes (continued)
--------------------

three months ended March 31, 1998, a decrease of $79,000, or 48.8%. The decrease in provision for federal income taxes reflected the lower level of pre-tax earnings for the three months ended March 31, 1999, a decrease of $143,000, or 30.5%, from $469,000 during the three months ended March 31, 1998 to $326,000 during the three months ended March 31, 1999, which was coupled with a reduction in the Corporation's effective tax rate period-to-period due largely to the tax-exempt status regarding municipal securities. As a result, the level of federal income tax expense for each of the three month periods ended March 31, 1999 and 1998 generally reflected the level of pre-tax earnings for such periods, adjusted for changes in the Corporation's effective tax rate. The Corporation's effective tax rate amounted to 25.5% and 34.5% for the three month periods ended March 31, 1999 and 1998, respectively.

Year 2000 Compliance Issues
---------------------------

         The Year 2000 issue is a serious operational problem which is widespread and complex, affecting all industries. The Federal Financial Institution Examination Council (the "FFIEC"), representing the views of each of the primary financial institution regulators, has focused on the risk that programming code in existing computer systems will fail to properly recognize the new millennium when it occurs in the year 2000. According to various studies, most computer programs and related hard-printed memory circuits have been developed utilizing nine-digit date fields (YYMMDD) with the YY two-digit field for the year and the basis for all calculation formulas. While this two-digit approach has worked in the past, as the financial services industry enters the year 2000, the two-digit field will not permit accurate calculations based on current formulas. For example, January 1, 2000, will read as 000101; many computers will recognize this date as January 1, 1900, or default to January 1, 1980. In either case, the potential impact to data calculations will be significant. Erroneous calculations may occur due to the computers' erroneous reading of the year, or entire systems failures may occur. Other concerns

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Three Month Periods Ended March 31, 1999
--------------------------------------------------------------------------------
and 1998 (continued)
--------

Year 2000 Compliance Issues (continued)
---------------------------

have been raised regarding February 29, 2000, as well as September 9, 1999 (990999), which are new calculation challenges that may result in further problems.

         Most significantly affected are all forms of financial accounting, including interest computations, due dates, pensions, personnel benefits, investments, legal commitments, valuations, fixed asset depreciation lapse schedules, tax filings and financial models. Additional problems may occur on inventory, maintenance and file record retention programs. The total impact is currently unknown; however, it is projected that failure to address these programming code issues and make appropriate changes may expose an institution to all types of risks, including credit, transaction, liquidity, interest rate, compliance, reputation, strategic, price and foreign exchange.

         Programming code changes to account for these issues will require from thousands to millions of lines of code, representing a tremendous time commitment and cost to correct. Many financial institutions, services and vendors are on a tight time line for determining what programming changes to fix, correcting the affected software programs, testing the new software code, and then fully implementing the software changes.

         Blue Ash established a Year 2000 Action Team, which includes senior management representatives and other key employees, to assess the risk of potential problems that might arise from the failures of computer programming to recognize the year 2000 and to develop a plan to mitigate any such risk. Research by the Action Team indicated that the greatest potential impact upon Blue Ash was the risk related to vendors used by Blue Ash, particularly Blue Ash's data processing service bureau. Most critical to the continuing operations of Blue Ash is the data processing of all the customers' loan and savings accounts. Blue Ash contracts with Intrieve, Inc. to provide the data processing for this critical area. Quarterly progress reports from Intrieve, Inc. have indicated levels of manpower and expertise sufficient to amend and test the adequacy of their computer programming and systems prior

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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Three Month Periods Ended March 31, 1999
--------------------------------------------------------------------------------
and 1998 (continued)
--------

Year 2000 Compliance Issues (continued)
---------------------------

to the arrival of the year 2000. Formal testing in relation to the Intrieve, Inc. system occurred in November 1998. The tests encompassed an extensive sampling of the Intrieve, Inc. online core processing, representing the testing of deposits and loans. No significant problems occurred. All other vendors used by Blue Ash have been identified and requests for year 2000 certifications have been forwarded.

         Since Blue Ash's primary computer applications are not internally developed and contracted with third party vendors, the cost to address Blue Ash's year 2000 issues has been isolated to hardware and system upgrades. Upgrades of Blue Ash's internal hardware and software have occurred within the teller and savings operation, accounting and loan operation in accordance with Blue Ash's normal course of operations. Most of the computer systems replaced were fully depreciated and upgrades and new hardware would have been necessary in the near future. To date, the cost incurred has been approximately $60,000. This cost has been mostly capitalized and will be amortized over a five-year period. Future estimated costs are not expected to have a material impact on the Corporation's consolidated financial statements.

         With regards to handling the most reasonably likely year 2000 worst case scenarios, the Board of Directors has authorized the Year 2000 Action Team to establish policies, procedures and responsibilities for organization-wide contingency planning. Contingency plans typically include identification of the systems and third party risks that the plan covers, analysis of resources and strategies to restore operations and a recovery program that identifies participants, processes and any significant equipment needed. The Action Team estimates the completion of such a written contingency plan by June 1999.

         The year 2000 compliance program established by the Action Team includes quarterly progress reports submitted to the Board of Directors and a target date of December 31, 1998 for all required internal testing of each system utilized, which was expected to be minimal. The Action Team believes that Blue Ash met this target

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                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Three Month Periods Ended March 31, 1999
--------------------------------------------------------------------------------
and 1998 (continued)
--------

Year 2000 Compliance Issues (continued)
---------------------------

date of December 31, 1998 and that all systems and hardware are Year 2000 ready. There are unknown elements outside of management's control or ability to test, such as power, water, telephone failure, which could affect operations. The Action Team estimates, however, that the overall impact of year 2000 compliance upon Blue Ash's results of operations, liquidity and capital resources will be immaterial.

                   TOWNE FINANCIAL CORPORATION AND SUBSIDIARY

                                     PART II


ITEM 1.  Legal Proceedings
         -----------------

         Neither the Corporation nor Blue Ash is involved in any pending legal proceedings other than non-material legal proceedings occurring in the ordinary course of business.

ITEM 2.  Changes in Securities
         ---------------------

         The following table sets forth information regarding all sales of shares of Common Stock by the Corporation without registration for the past three years. All of the sales were a result of the exercise of options granted to directors, executive officers and employees of the Corporation pursuant to the Corporation's 1992 Stock Option Plan. The transactions were exempt from registration under Section 3(a)(11) of the Securities Act of 1933. In each case, the exercise price was paid in cash and no commissions or underwriting fees were paid.

                                  Number of                 Exercise
             Date                  Shares                     Price
             ----                 ---------                 ----------
            6/4/96                      500                 $ 5,750.00
            1/13/97                     500                   5,750.00
            11/9/98                   1,500                  17,250.00
            1/12/99                     500                   5,750.00
            3/2/99                    1,500                  17,250.00
            3/3/99                    1,000                  11,500.00
            3/3/99                    1,500                  17,250.00
            3/4/99                    1,500                  17,250.00
            3/9/99                    1,500                  17,250.00
            3/9/99                    1,000                  12,000.00

ITEM 3.  Defaults Upon Senior Securities
         -------------------------------

         Not Applicable

ITEM 4.  Submission of Matters to a Vote of Security Holders
         ---------------------------------------------------

         Not Applicable

ITEM 5.  Other Materially Important Events
         ---------------------------------

         On March 11, 1999, Oak Hill Financial, Inc. ("Oak Hill Financial"), a corporation chartered under the laws of the State of Ohio, and the Corporation jointly announced the signing of an Agreement and Plan of Merger in which the Corporation will be merged into Oak Hill Financial. Under the terms of the agreement, Oak Hill Financial will exchange
         4.125 of its common shares for each of the 222,100 outstanding shares of the Corporation as of March 11, 1999. The exchange ratio is subject to change if the value of Oak Hill Financial's common stock is above $21.71 per share prior to closing. The Corporation will have the right to terminate the Agreement and Plan of Merger if the average price of Oak Hill Financial's common stock falls below $16.05 per share, unless Oak Hill Financial increases the exchange ratio to compensate for the difference between the price of Oak Hill Financial common stock at closing and $16.05. Based on the average of Oak Hill Financial's closing bid and ask price of $19.22 on March 10, 1999, the transaction is valued at $17.6 million, or $79.28 per share of the Corporation's common stock. The Merger will be accounted for as a pooling-of-interests and is expected to be completed by October 1999, pending Oak Hill Financial and the Corporation shareholder approval, regulatory approval and other customary conditions of closing. The transaction is expected to be a "tax-free" reorganization for federal income tax purposes. At March 31, 1999, Oak Hill Financial reported total assets of $435.2 million, total deposits of $370.9 million and shareholders' equity of $38.4 million.

ITEM 6.  Exhibits and Reports on Form 8-K
         --------------------------------

         Reports on Form 8-K:      None

         Exhibit 2.1 Agreement and Plan of Merger [dated as of March 11, 1999, between Oak Hill Financial, Inc. and Towne Financial Corporation.]

         Exhibit 2.2 Supplemental Agreement [dated as of March 11, 1999, between Oak Hill Financial, Inc. and Towne Financial Corporation.]

         Exhibit 27: Financial Data Schedule for the Nine Months Ended March 31, 1999

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:   May 12, 1999               By:/s/  William S. Siders
                                       -----------------------------
                                       William S. Siders
                                       Executive Vice President


Dated:   May 12, 1999               By:/s/  Joseph L. Michel
                                       ----------------------------
                                       Joseph L. Michel
                                       Chief Financial Officer, Vice
                                         President and Treasurer

                                                                     Exhibit 2.1


                          AGREEMENT AND PLAN OF MERGER
                          ----------------------------


         THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made as of March 11, 1999, between OAK HILL FINANCIAL, INC., a corporation chartered under the law of Ohio ("Oak Hill Financial"), and Towne Financial Corporation, a corporation that is chartered under the law of Ohio ("Towne"). (Oak Hill Financial and Towne are collectively referred to herein as the "Constituent Corporations.")


                                    RECITALS
                                    --------


         A. Oak Hill Financial is a corporation organized and existing under the laws of Ohio and is authorized to issue 5,000,000 shares of common stock, without par value ("Oak Hill Financial Common"), of which 4,367,765 shares were issued and outstanding as of December 31, 1998 (excluding treasury shares) and 200,000 reserved for issuance upon exercise of existing stock option, and (ii) 1,500,000 voting shares of preferred stock, without par value, and 1,500,000 non-voting shares of preferred stock, without par value, of which there are no shares issued and outstanding as of the date hereof.

         B. Towne is a corporation organized and existing under the laws of Ohio and is authorized to issue 2,250,000 shares of common stock, with $1 par value ("Towne Common"), of which 222,100 shares are issued and outstanding as of the date hereof, exclusive of treasury shares, and is authorized to issue 250,000 shares of preferred stock, with $1 par value, of which there are no shares issued and outstanding as of the date hereof. An additional 24,900 shares may be issued pursuant to outstanding stock options previously granted (collectively, the "Towne Stock Options" and individually, a "Towne Stock Option") under the 1992 Stock Option Plan and 1997 Stock Option Plans (the "Towne Stock Option Plans").

         C. The respective Boards of Directors of Oak Hill Financial and Towne have approved the merger of Towne into Oak Hill Financial substantially on the terms and conditions contained in this Agreement.


                                    AGREEMENT
                                    ---------


         In consideration of the foregoing and the mutual promises contained herein, the parties agree as follows:

         1. MERGER. Subject to the terms and conditions hereof, and the terms and conditions contained in a certain Supplemental Agreement, of even date herewith, between Oak Hill Financial, and Towne (the "Supplemental Agreement"), which is incorporated herein by reference, at the "Effective Time" (as such term is defined in Section 2 hereof), Towne shall be merged into Oak Hill Financial (the "Merger"). Oak Hill Financial shall be the surviving corporation in the Merger (the "Surviving Corporation"), which shall continue its corporate existence under the laws of Ohio following the consummation of the Merger. At the Effective Time, the separate existence and corporate organization of Towne shall cease.

         2. EFFECTIVE TIME; EFFECTIVE DATE. The Merger shall be effective at 11:59 p.m., local Ohio time (the "Effective Time"), on (i) the day on which this Agreement and the related Certificate of Merger have been filed in accordance with the requirements of the laws of Ohio, or (ii) such later date as may be specified in such Certificate of Merger (the "Effective Date").

         3. NAME. The name of the Surviving Corporation shall be "Oak Hill Financial, Inc.".

         4. CHARTER. The Articles of Incorporation of Oak Hill Financial in effect at the Effective Time shall be the articles of incorporation of the Surviving Corporation, until amended in accordance with law.

         5. DIRECTORS. The directors of the Surviving Corporation shall Evan E. Davis, 1114 Moriah Road, Oak Hill, Ohio 45656; John D. Kidd, 2500 Five Points Road, Jackson, Ohio 45640; D. Bruce Knox, 301 N. Market Street, McArthur, Ohio 45651; Richard P. LeGrand, 533 Aaron Avenue, Jackson, Ohio 45640; Barry M. Dorsey, 505 W. College Avenue, Rio Grande, Ohio 45674; Rick A. McNelly, 1815 Kessinger School Road, Jackson, Ohio 45640; Donald R. Seigneur, 46 Fruit Hill Drive, Chillicothe, Ohio 45601; C. Clayton Johnson, 701 Sixth Street, Portsmouth, Ohio 45662; and H. Grant Stephenson, 5363 Godown Road, Columbus, Ohio 43235; to serve until their successors are duly elected and qualified in accordance with the Code of Regulations of the Surviving Corporation and the laws of Ohio.

         6. REGULATIONS. The Code of Regulations of Oak Hill Financial in effect at the Effective Time shall be the regulations of the Surviving Corporation, until amended in accordance with law.

         7. STATUTORY AGENT. The name and address of the agent upon whom any process, notice, or demand against any Constituent Corporation or the Surviving Corporation may be served is H. Grant Stephenson, 41 South High Street, Suite 3100, Columbus, Ohio 43215.

         8. CONVERSION OF SHARES.

                (a) All shares of Oak Hill Financial Common that are issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of Oak Hill Financial Common at and after the Effective Time.

                (b) At the Effective Time, the shares of Towne Common issued and outstanding immediately prior to the Effective Time (exclusive of treasury shares, if any, which shall be cancelled, and any shares as to which statutory dissenters' rights are properly sought) shall be converted, by virtue of the Merger and without further action on the part of the holders thereof, into the right to receive shares of the common stock, without par value, of Oak Hill Financial ("Oak Hill Financial Common"), as follows:

                      (i) Each outstanding share of Towne Common shall be converted into the right to receive 4.125 shares of Oak Hill Financial Common (the "Exchange Ratio"), provided, that if the Average Closing Price is greater than 115% of the Starting Price, then each outstanding share shall be converted into the right to receive such number of shares as is equal to the product of multiplying 4.125 by a fraction, the numerator of which is 115% of the Starting Price and the denominator of which is the Average Closing Price. The Exchange Ratio set forth in the preceding sentence shall be adjusted to reflect any non-cash distribution, stock splits or stock dividends on Oak Hill Financial Common occurring or having a record date after the date hereof and prior to the Effective Time. Provided however that if prior to the Effective Time of the merger, Oak Hill Financial publicly announces that it has agreed to a transaction in which Oak Hill Financial will be acquired by another company, the Exchange Ratio shall be 4.125.

                     (ii) If the Average Closing Price of Oak Hill Financial Common shall be less than 85% of the Starting Price, Towne Financial shall have no obligation to consummate this Merger; provided however, that this condition precedent to the obligation of Towne Financial to consummate the Merger shall be satisfied if, when the Average Closing Price of Oak Hill Financial Common shall be less than 85% of the Starting Price, Oak Hill Financial, in conjunction with the Closing, shall add to the number of shares of Oak Hill Financial Common in to which Towne Financial Common shall be converted as otherwise determined by application of Section 8(b)(i) above the number of shares required to make the total dollar value of all of the shares of Oak Hill Financial Common into which shares of Towne Financial are to be converted, equal to the total dollar value of the shares of Oak Hill Financial computed by multiplying the number of outstanding shares of Towne Financial times the Exchange Ratio times 85% of the Starting Price.

                    (iii) No fractional shares of Oak Hill Financial Common shall be issued. Each holder of Towne Common who would otherwise be entitled to receive a fractional part of a share of Oak Hill Financial Common shall instead be entitled to receive cash in an amount equal to the product resulting from multiplying such fraction by the Average Closing Price Per Share of Oak Hill Financial Common. No interest shall be payable with respect to such cash payment.

                (c) Each outstanding share of Towne Common held by a person who has demanded and perfected a right to relief as a dissenting shareholder under
Section 1701.85 of the Ohio Revised Code (the "Dissenters' Rights Law") and who has not effectively withdrawn or lost such right ("Dissenting Shares") shall not be converted into or represent a right to receive shares of Oak Hill Financial Common pursuant to subsection 8(b) hereof, but the holder thereof shall be entitled only to such rights as are granted by the Dissenters' Rights Law. Each holder of Dissenting Shares who becomes entitled to relief as a dissenting shareholder under the Dissenters' Rights Law with respect to such holder's shares of Towne Common shall receive payment therefor from Oak Hill Financial in accordance with the provisions of the Dissenters' Rights Law. If any holder of Towne Common who demands relief as a dissenting shareholder under the Dissenters' Rights Law with respect to such holder's shares of Towne Common shall effectively withdraw or lose (through failure to perfect or otherwise), the right to such relief, each share of Towne Common held by such holder shall automatically be converted into the right to receive shares of Oak Hill Financial Common pursuant to subsection 8(b) hereof.

                (d) Each unexercised Towne Stock Option that is outstanding immediately prior to the Effective Time shall be converted automatically at the Effective Time into an option to purchase shares of Oak Hill Financial Common under the Oak Hill Financial 1995 Stock Option Plan or similar Oak Hill Financial plan (a "Oak Hill Financial Stock Option"), with the number of shares of Oak Hill Financial Common to be subject to a particular Oak Hill Financial Stock Option to be determined by converting the number of shares of Towne Common subject to the Towne Stock Option into a number of Oak Hill Financial Common shares in accordance with the procedure for converting outstanding Towne Common shares into Oak Hill Financial Common shares as set forth in subsection 8(b) hereof, except that all fractional shares will be rounded to the nearest whole share, and with the exercise price for each share of Oak Hill Financial Common subject to a particular Oak Hill Financial Stock Option to be equal to the exercise price per Towne Common share under the Towne Stock Option divided by the Exchange Ratio determined in accordance with subsection 8(b)(i) above; provided, however, that, in the case of any Towne Stock Option to which Section 421 of the Internal Revenue Code of 1986, as amended (the "Code"), applies by reason of its qualification under Section 422 of the Code, the terms of the Oak Hill Financial Stock Option into which such Towne Stock Option is to be converted, including the option price, the number of shares of Oak Hill Financial Common purchasable pursuant to such option, and the terms and conditions of exercise of such option, shall be determined so as to comply with
Section 424(a) of the Code. Upon such conversion, all rights under any and all stock options and stock option plans previously granted or adopted by

Towne shall terminate.

         9.     EXCHANGE OF CERTIFICATES; PAYMENT FOR FRACTIONAL SHARES.

                (a) On the Effective Date, Oak Hill Financial shall deliver to The Fifth Third Bank (the "Exchange Agent") the amount of cash necessary to pay for all fractional shares of Oak Hill Financial Common in accordance with subsection 8(b)(ii) hereof.

                (b) As promptly as practicable after the Effective Date, Oak Hill Financial shall cause the Exchange Agent to prepare and mail to each holder of record on the Effective Date of any shares of Towne Common a letter of transmittal containing instructions for the surrender of all certificates for shares of Towne Common. Upon the surrender by such holder of a certificate or certificates for shares of Towne Common standing in such holder's name to the Exchange Agent in accordance with the instructions set forth in the letter of transmittal, such holder shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Oak Hill Financial Common into which the shares represented by the certificate or certificates so surrendered shall have been converted and, if applicable, a check payable to such holder in the amount necessary to pay for any fractional shares of Oak Hill Financial Common which such holder would otherwise have been entitled to receive, in accordance with subsection 8(b)(ii) hereof. No interest shall be payable with respect to either the whole shares of Oak Hill Financial Common or the cash payable in lieu of fractional shares. Immediately after the third anniversary of the Effective Date, the Exchange Agent shall deliver to the Surviving Corporation any unclaimed balance of cash owing with respect to fractional shares and such cash shall be retained by, and become the property of the Surviving Corporation, free and clear of any claims whatsoever.

                (c) Neither Oak Hill Financial, the Surviving Corporation, nor the Exchange Agent, shall be obligated to deliver a certificate for Oak Hill Financial Common or a check for cash in lieu of fractional shares to a former shareholder of Towne until such former shareholder surrenders the certificate or certificates representing shares of Towne Common standing in such former shareholder's name or, if such former shareholder is unable to locate such certificate or certificates, an appropriate affidavit of loss and indemnity agreement and bond as may be required by Oak Hill Financial. Until so surrendered, each outstanding certificate for shares of Towne Common shall be deemed for all corporate purposes (except the payment of dividends) to evidence ownership of the number of whole shares of Oak Hill Financial Common into which the shares of Towne Common represented thereby shall have been converted.

                (d) After the Effective Date and until the outstanding certificates formerly representing shares of Towne Common are so surrendered, no dividends or distributions payable to holders of record of Oak Hill Financial Common shall be paid to the holders of such outstanding Towne certificates in respect thereof. Promptly upon surrender of such outstanding certificates there shall be paid to the holders of the certificates for Oak Hill Financial Common issued in exchange therefor the amount of dividends and other distributions, if any, which theretofore became payable with respect to such full shares of Oak Hill Financial Common, but which have not theretofore been paid on such stock. No interest shall be payable with respect to the payment of any dividends or other distributions. All such dividends or other distributions unclaimed at the end of one year from the Effective Date shall, to the extent such dividends have been previously paid to the Exchange Agent, be repaid by the Exchange Agent to Oak Hill Financial, and thereafter the holders of such outstanding certificates for Towne Common shall look, subject to applicable escheat, unclaimed funds, and other laws, only to Oak Hill Financial as general creditors for payment thereof.

                (e) The stock transfer books of Towne shall be closed as of the close of business on the day that is two business days prior to the Effective Date.

                (f) Oak Hill Financial is empowered to adopt additional reasonable rules and regulations with respect to the matters referred to in this
Section 9 not inconsistent with the provisions of this Agreement.

                (g) Adoption of this Agreement by the shareholders of Towne shall constitute ratification of the appointment of the Exchange Agent.

         10.    EFFECT OF THE MERGER.

                (a) At the Effective Time, the effect of the Merger shall be as provided by the applicable provisions of the laws of Ohio. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate existence of Towne shall cease; all assets and property (real, personal, and mixed, tangible and intangible, choses in action, rights, and credits) then owned by each Constituent Corporation, or which would inure to either of them, shall immediately, by operation of law and without any conveyance, transfer, or further action, become the assets and property of the Surviving Corporation. All rights and obligations of the Constituent Corporations shall remain unimpaired and the Surviving Corporation shall succeed to all such rights and obligations.

                (b) From time to time, as and when requested by the Surviving Corporation or by its successors, the officers and directors of Towne in office at the Effective Time shall execute and deliver such instruments and shall take or cause to be taken such further or other action as shall be necessary in order to vest or perfect in the Surviving Corporation, or to confirm of record or otherwise, title to, and possession of, all the assets, property, interests, rights, privileges, immunities, powers, franchises, and authority of Towne and otherwise to carry out the purposes of this Agreement.

         11. OFFICES. The principal executive offices of the Surviving Corporation shall be located at 14621 State Route 93, Jackson, Ohio 45640.

         12. SHAREHOLDER APPROVAL. This Agreement shall be submitted to the shareholders of Towne and of Oak Hill Financial for adoption as soon as reasonably practicable following the execution of this Agreement.

         13. ADDITIONAL AGREEMENTS.

                (a) Subject to the terms and conditions provided in this Agreement, the parties hereto shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement, subject, however, to the adoption of this Agreement by the shareholders of Towne and the receipt of all required regulatory approvals.

                (b) Towne shall issue a warrant or warrants to Oak Hill Financial, pursuant to the terms of a certain Warrant Purchase Agreement entered into or to be entered into between Oak Hill Financial and Towne in accordance with the terms of the Supplemental Agreement, granting to Oak Hill Financial or its nominee the right to purchase certain shares of Towne Common under certain conditions.

         14. AMENDMENT. At any time prior to the Effective Time, the parties hereto may amend, modify, or supplement this Agreement by mutual agreement authorized by their respective boards of directors, whether before or after the shareholders of Towne have adopted this Agreement, provided that the number of shares of Oak Hill Financial Common into which shares of Towne Common are to be converted as determined in Section 8 hereof shall not be changed after the shareholders of Towne have adopted this Agreement without the approval of such shareholders in the same manner as required for the adoption of this Agreement; and provided, further, that this Agreement may not be amended, modified, or supplemented, except by an instrument in writing executed and delivered by each of the parties hereto.

         15. TERMINATION. Unless extended by the mutual agreement of the parties hereto, this Agreement may be terminated, notwithstanding the adoption thereof by the shareholders of Towne, in the manner and under the circumstances set forth in the Supplemental Agreement.

         16. ENTIRE AGREEMENT. This Agreement, the Supplemental Agreement, and any exhibits hereto or thereto constitute the entire agreement among the parties with respect to the subject matter thereof and supersede all prior agreements and understandings, oral or written, among the parties with respect to such subject matter and no party shall be liable or bound to the others in any manner by any covenants, representations, or warranties except as specifically set forth herein or therein.

         17. TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

         18. ASSIGNMENT. Neither this Agreement nor any rights, interests, or obligations hereunder shall be assigned or transferred by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties.

         19. BENEFIT. Nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than the parties hereto and their successors in interest any rights or remedies under or by reason of this Agreement.

         20. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original for all purposes, but such counterparts taken together shall constitute one and the same instrument.

         21. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of Ohio without regard to its conflict of laws principles.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

OAK HILL FINANCIAL, INC.


                                      By:      /s/ Neil S. Strawser
                                               ---------------------
                                         Neil S. Strawser, Chairman of the Board

By:      /s/ John D. Kidd
         ----------------
      John D. Kidd, President
      TOWNE FINANCIAL CORPORATION

                                                                    EXHIBIT 2.2


                             SUPPLEMENTAL AGREEMENT

     THIS SUPPLEMENTAL AGREEMENT (this "Agreement") is made as of March 11, 1999, between OAK HILL FINANCIAL, INC., an Ohio corporation ("Oak Hill Financial"), and TOWNE FINANCIAL CORPORATION, an Ohio corporation ("Towne Financial").


                                    RECITALS

     A. Oak Hill Financial, Inc. is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Oak Hill Banks ("Oak Hill Banks"), a banking corporation chartered under the law of Ohio, is a wholly owned subsidiary of Oak Hill Financial.

     B. Towne Financial is an Ohio corporation. Blue Ash Building & Loan Company ("Blue Ash"), a building and loan association chartered under the law of Ohio, is a wholly owned subsidiary of Towne Financial.

     C. Concurrently with the execution and delivery of this Agreement, Oak Hill Financial and Towne Financial are entering into an Agreement and Plan of Merger (the "Merger Agreement"), which provides for the merger of Towne Financial into Oak Hill Financial in accordance with the terms and conditions contained in the Merger Agreement and in this Agreement (the "Merger").

     D. The parties hereto desire to enter into this Agreement for the purpose of setting forth certain representations, warranties, and covenants made by each party as an inducement to the other parties to execute and deliver the Merger Agreement and to consummate the Merger and to set forth certain additional terms and conditions applicable to the Merger.

     E. The Merger is intended to be a tax-free merger of Town Financial with and into Oak Hill Financial pursuant to section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended.


                                    AGREEMENT

     In consideration of the foregoing and of the mutual promises contained herein, the parties agree as follows:

SECTION 1. DEFINITIONS

     1.01 DEFINITIONS CONTAINED ELSEWHERE IN THIS AGREEMENT. For the purposes of this Agreement, the following terms shall have the meanings assigned to them in the preamble and Recitals of this Agreement:

           (a) this "Agreement";

           (b) "Towne Financial";

           (c) "Oak Hill Banks";

           (d) "Oak Hill Financial";

           (e) the "Merger"; and

           (f) the "Merger Agreement".

     1.02 DEFINITIONS CONTAINED IN THE MERGER AGREEMENT. For the purposes of this Agreement, the following terms shall have the meanings assigned to them in the Merger Agreement:

           (a) the "Effective Date";

           (b) the "Effective Time";

           (c) the "Exchange Agent";

           (d) the "Dissenters' Rights Law";

           (e) "Towne Financial Common";

           (f) "Dissenting Share"; and

           (g) "Oak Hill Financial Common".

     1.03 OTHER DEFINITIONS. For the purposes of this Agreement, certain other terms shall be defined as follows:

           (a) the "Accord" means the Legal Opinion Accord of the American Bar Association Section of Business Law (1991);

           (b) an "Acquisition Proposal" means an inquiry received from, or an offer or proposal made by or on behalf of, any other corporation, firm, association, person, or other entity relating to (i) the possible acquisition of more than 25 percent of the shares of the capital stock of Towne Financial, including, but not limited to, an exchange or tender offer therefor, (ii) the possible acquisition of a majority of the assets of Towne Financial, (iii) a merger or consolidation involving Towne Financial, other than a transaction in which Towne Financial will be the owner of all of the stock of the surviving corporation following the transaction, or (iv) a merger or consolidation involving Towne Financial, other than a transaction in which Towne Financial will be the surviving corporation and the current shareholders of Towne Financial will be the owners of a majority of the stock of the surviving corporation following the transaction;

           (c) an "Affiliate" of a party means a director, officer, employee, agent, or adviser of such party;

           (d) the "Audited Financial Statements" mean the consolidated financial statements of Towne Financial, consisting of balance sheets as of June 30, 1998, and statements of income, cash flows, and changes in shareholder's equity for the fiscal years ended June 30, 1998, with the report thereon of Grant Thornton LLP, certified public accountants;

           (e) "Average Closing Price" shall mean the average of the daily average of the closing bid and asked prices of Oak Hill Financial Common as reported on the Nasdaq National Market System (as reported in a mutually agreed upon authoritative source) for the twenty most recent full trading days in which such shares are traded on the Nasdaq National Market System ending at the closing of trading on the date three trading days prior to the Closing Date.

           (f) "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended;

           (g) the "Code" means the Internal Revenue Code of 1986;

           (h) "CRA" means the Community Reinvestment Act of 1977, as amended;

           (i) "Confidential Information" of or relating to a party means any and all information received from or on behalf of such party or their Affiliates concerning the Merger, the terms of this Agreement or the Merger Agreement, or the assets, business, operations, or financial condition of such party or their Affiliates, unless and to the extent that any such information is in the public domain;

           (j) the "Division of Financial Institutions " means the Division of Financial Institutions, Ohio Department of Commerce;

           (k) "Employee Benefit Plans" means any and all "employee benefit plans" or "welfare benefit plans" as defined in ERISA;

           (l) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended;

           (m) "Environmental Law" means CERCLA, the Resource Conservation and Recovery Act, the Hazardous Materials Transportation Act, the Toxic Substances Control Act, the Federal Water Pollution Control Act, the Clean Water Act, the Clean Air Act, regulations promulgated thereunder, and any other federal, state, county, municipal, local, foreign, provincial, or other statute, law, ordinance, or regulation which may relate to or deal with human health or the environment, all as may be amended from time to time;

           (n) "FDIC" means the Federal Deposit Insurance Corporation;

           (o) the "Federal Reserve Board" means the Board of Governors of the Federal Reserve System, or its delegate;

           (p) "Hazardous Substances" means (i) any "hazardous substance" as defined in Section 101(14) of CERCLA or regulations promulgated thereunder;
(ii) any "solid waste," "hazardous waste," or "infectious waste," as such terms are defined in any other Environmental Law; (iii) asbestos, urea-formaldehyde, polychlorinated biphenyls (PCBs), nuclear fuel or material, chemical waste, radioactive material, explosives, known carcinogens, petroleum products and by-products, and other dangerous, toxic, or hazardous pollutants, contaminants, chemicals, materials, or substances listed or identified in, or regulated by, any Environmental Law; and (iv) any other substances or materials which are classified or considered to be hazardous or toxic under any Environmental Law;

           (q) the "1934 Act" means the Securities Exchange Act of 1934, as amended;

           (r) the "1933 Act" means the Securities Act of 1933, as amended;

           (s) "Knowledge" as used herein shall mean those facts that are known or should reasonably have been known after due inquiry by the President, or any Senior or Executive Vice President of any party hereto;

           (t) the "Oak Hill Disclosure Memorandum" means a certain Disclosure Memorandum, which is to be delivered by Oak Hill Financial to Towne Financial within forty-five (45) days after the date of this Agreement, as the same has been amended and supplemented through the date of this Agreement, and as the same may subsequently be amended prior to the Effective Date;

           (u) "Oak Hill Financial Stock Option Plan" means the Oak Hill Financial 1995 Stock Option Plan as presently existing or hereafter amended;

           (v) a "Principal Shareholder" of a party means a person who owns five percent or more of the outstanding shares of any class of the capital stock of such party;

           (w) the "Real Property" means any and all real property owned or leased by Towne Financial or Blue Ash, as appropriate, as of the date of this Agreement or acquired at any time after the date of this Agreement and prior to the Effective Time, together with any and all improvements thereon;

           (x) the "Registration Statement" means the registration statement on the appropriate form filed or to be filed by Oak Hill Financial with the SEC under the provisions of the 1933 Act for the purpose of registering



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the shares of Oak Hill Financial Common to be issued by Oak Hill Financial pursuant to the terms of the Merger Agreement, including, but not limited to, the prospectus and proxy statement to be included therein as a part thereof;

           (y) "SAIF" means the Savings Association Insurance Fund of the FDIC;

           (z) the "SEC" means the Securities and Exchange Commission;

           (aa) "Starting Date" shall mean the date of this Agreement;

           (bb) "Starting Price" shall mean the average of the daily average of bid and asked closing prices of Oak Hill Financial Common as reported on the Nasdaq National Market System (as reported in a mutually agreed upon authoritative source) for the twenty most recent full trading days in which such shares are traded on the Nasdaq National Market System ending on the day before the Starting Date;

           (cc) "Tax" or "Taxes shall mean any federal, state, county, local, or foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy, and other taxes assessments, charges, fares, or impositions, including interest, penalties, and additions imposed thereon or with respect thereto.

           (dd) the "Towne Disclosure Memorandum" means a certain Disclosure Memorandum, to be delivered by Towne Financial to Oak Hill Financial within forty-five (45) days after the date of this Agreement, as the same has been amended and supplemented through the date of this Agreement, and as the same may subsequently be amended prior to the Effective Date; and

           (ee) an "Unsolicited Acquisition Proposal" means a written Acquisition Proposal that is received by Towne Financial or made public by or on behalf of the proponent of such Acquisition Proposal without any solicitation of such proposal by any director, officer, employee, agent, or other person acting on behalf of Towne Financial.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF TOWNE FINANCIAL

     Towne Financial represents and warrants to Oak Hill Financial that, except as set forth in the Towne Disclosure Memorandum:

     2.01 ORGANIZATION AND AUTHORITY. Towne Financial is a unitary savings and loan holding company duly organized, validly existing, and in good standing under the laws of the State of Ohio, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and has the corporate power and authority to own its properties and assets, to carry on its business as it is presently being conducted, and, subject to the approval of its shareholders, and to the filing of all requisite regulatory applications and notices and the receipt of all requisite regulatory approvals, to enter into and carry out its obligations under this Agreement and under the Merger Agreement.

     2.02 CAPITALIZATION. The authorized capital stock of Towne Financial consists of 2,250,000 shares of Towne Financial Common, of which 222,100 shares were issued and outstanding as of the date of this Agreement. All of the outstanding shares of Towne Financial Common are duly and validly authorized, issued, and outstanding and are fully paid and nonassessable. There are no existing options, warrants, or commitments of any kind which might require the issuance by Towne Financial of any additional shares of Towne Financial Common or other equity securities of Towne Financial, except, the Warrants, the Towne 1997 Stock Option Plan and the Towne 1992 Stock Option Plan. The Disclosure Memorandum includes a true and correct copy of each of Towne's Stock Option Plans and a list of all option holders under such plans, the number of shares subject to options held by each, the exercise price or prices of such options, and the dates each option was granted, becomes exercisable, and terminates.

     2.03 SUBSIDIARIES. The Towne Disclosure Memorandum lists all corporations in which Towne Financial owns, directly or indirectly, five percent or more of any class of capital stock as of the date of this Agreement, and indicates, with respect to the equity securities of each such corporation as of such date, the number of shares of each class authorized, the number of shares outstanding, and the number of shares owned or controlled directly or



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indirectly by Towne Financial. Towne Financial owns all of the capital stock of
Blue Ash. Other than Blue Ash, Towne Financial does not own, directly or indirectly, more than fifty percent (50%) of the capital stock of any other corporation. Other than the Warrants, the Towne 1997 Stock Option Plan and the Towne 1992 Stock Option Plan, there are no options, contracts, commitments, understandings, or arrangements by which Towne Financial is bound to issue additional shares of its equity securities. All of the shares of the capital stock of Blue Ash held by Towne Financial are duly and validly authorized, issued, and outstanding, fully paid and nonassessable, and owned by Towne Financial free and clear of any claim, lien, encumbrance, or agreement with respect thereto. Blue Ash is a state building and loan association duly organized, validly existing, and in good standing under the laws of Ohio, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to so qualified, and has the corporate power and authority, as well as any and all necessary governmental authorization to own its properties and assets and to carry on its business as it is presently being conducted. Blue Ash is a member of the Federal Home Loan Bank System and its deposits are insured up to the applicable limits by the SAIF.

     2.04 DIRECTORS, OFFICERS, AND PRINCIPAL SHAREHOLDERS. The Towne Disclosure Memorandum contains a true and complete list of all directors, executive officers, and Principal Shareholders of Towne Financial and Blue Ash.

     2.05 AUTHORIZATION. The execution, delivery, and performance of this Agreement and the Merger Agreement by Towne Financial, and the consummation of the transactions contemplated hereby and thereby have been duly approved by the Board of Directors of Towne Financial, subject to the adoption of the Merger Agreement and this Agreement by the shareholders of Towne Financial; and subject to the adoption of the Merger Agreement and this Agreement by the shareholders of Oak Hill Financial, and subject to applicable regulatory approvals for both Oak Hill Financial and Towne Financial, and the expiration of waiting periods, if any.

     2.06 ABSENCE OF DEFAULTS. Neither the execution and delivery of this Agreement or the Merger Agreement, nor the consummation of the Merger, nor compliance by Towne Financial with any provisions hereof or thereof will conflict with or result in a breach of any provisions of the articles or certificate of incorporation, regulations, bylaws, or other charter documents of Towne Financial or Blue Ash or result in a material breach or termination of, or accelerate the performance required by, any note, bond, mortgage, lease, agreement, or other instrument to which Towne Financial or Blue Ash is a party or by which Towne Financial or Blue Ash may be bound.

     2.07 FINANCIAL STATEMENTS. Towne Financial has delivered the Audited Financial Statements to Oak Hill Financial. The Audited Financial Statements fairly present the financial position, results of operations, and cash flows of Towne Financial at the dates shown and for the periods indicated in conformity with generally accepted accounting principles applied on a consistent basis. There are no obligations or liabilities, whether absolute, accrued, or contingent (including, without limiting the generality of the foregoing, liabilities for taxes), of Towne Financial or Blue Ash which are required in conformity with generally accepted accounting principles to be reflected or disclosed in the Audited Financial Statements which have not been or will not be so reflected or disclosed.

     2.08  TITLE TO PROPERTIES.

           (a) The Towne Disclosure Memorandum sets forth a complete and correct list of all of the Real Property. Towne Financial or Blue Ash have good and marketable title to all of the Real Property listed as owned by it in the Towne Disclosure Memorandum and valid leasehold interests in all of the Real Property listed as leased by it in the Towne Disclosure Memorandum, free and clear of any liens and encumbrances except taxes and assessments not delinquent and utility and other easements that do not interfere with the use of the property for the business being conducted thereon. The Real Property and the present use thereof do not violate any local zoning or similar land use laws, any governmental regulations, or any restrictive covenants. To the Knowledge of Towne Financial or Blue Ash, after reasonable investigation, (i) the Real Property and the use thereof by Towne Financial or Blue Ash do not encroach upon any property owned by any other person, and (ii) no property owned by any other person encroaches upon any of the Real Property.

           (b) Complete and correct copies of all deeds and leases relating to the Real Property are included in the Towne Disclosure Memorandum.



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           (c) Each item of the personal property owned by Towne Financial or
Blue Ash, including without limitation all contractual rights and assets reflected in the Audited Financial Statements or acquired after December 31, 1998 (except for assets sold or otherwise disposed of in the ordinary course of business since such date or assets which, either individually or in the aggregate, are not material to the operations or financial condition of Towne Financial or Blue Ash), is owned by Towne Financial or Blue Ash, free and clear of any lien or encumbrance, except for assets securing loans from the Federal Home Loan Bank of Cincinnati and assets pledged for public deposits, if any.

     2.09 ABSENCE OF UNDISCLOSED LIABILITIES. Except to the extent reflected or reserved against on the Audited Financial Statements, Towne Financial and Blue Ash have no liabilities, whether absolute, accrued, contingent, or otherwise, due or to become due, including without limitation any liabilities as guarantor under any guaranty or liabilities for taxes, except liabilities and taxes incurred in the ordinary course of business, which have had or will have a material adverse effect on the business, financial condition, or results of operations of Towne Financial or Blue Ash.

     2.10 ABSENCE OF CERTAIN CHANGES. Since December 31, 1998, neither Towne Financial nor Blue Ash has:

           (a) made or permitted to be made any changes in its capital or corporate structure, certificate or articles of incorporation, regulations, bylaws, or other charter documents;

           (b) merged with any other corporation or bank, or permitted any other corporation or bank to merge into or consolidate with either of them; acquired control over any other firm, bank, corporation, or organization; or created any subsidiaries;

           (c) issued, sold, delivered, or agreed to issue, sell, or deliver any additional shares of its capital stock or any options, warrants, or rights to acquire any such capital stock, or securities convertible into or exchangeable for such capital stock, except for capital stock issued pursuant to the exercise of stock options previously issued, in accordance with their respective terms;

           (d) purchased, sold, transferred, or otherwise acquired or disposed of, or agreed to purchase, sell, transfer, acquire, or dispose of, any capital stock or other securities of any kind, or options or other rights to acquire any such securities, of any other entity (including, but not limited to, any such transactions involving Towne Financial or Blue Ash with respect to the capital stock or other securities), other than in the ordinary course of business;

           (e) incurred any indebtedness, obligations, or liabilities, whether absolute, accrued, contingent, or otherwise, including, without limitation, liabilities as guarantor under any guaranty, other than indebtedness, obligations, and liabilities incurred in the ordinary course of its business or incurred under the contracts and commitments referred to in Section 2.18 hereof;

           (f) issued as borrower any promissory notes, guarantees, or other evidences of indebtedness, other than in the ordinary course of business;

           (g) forgiven or cancelled any indebtedness or contractual obligation, other than in the ordinary course of business;

           (h) mortgaged, pledged, or subjected to any lien or lease any of its assets, tangible or intangible, or permitted or suffered any such asset to be subjected to any lien or lease, other than in the ordinary course of business;

           (i) purchased, sold, transferred, liquidated, or otherwise acquired or disposed of any assets or properties, or entered into any contract for any such purchase, sale, transfer, liquidation, acquisition, or disposition, other than in the ordinary course of business;



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           (j) entered into any lease of real or personal property, other than in the ordinary course of business;

           (k) declared, paid, made, or set apart any sum or property for, any dividend or other distribution, or otherwise paid or transferred any funds or property to its shareholders, except for a dividend plan as follows: $.12 per share, record date March 12, 1999, payable March 30, 1999;

           (l) increased the wages, salaries, compensation, pension or other fringe benefits, or perquisites payable to any executive officer by more than approximately five percent of the amount thereof in effect as of December 31, 1998, or granted any severance or termination pay, or entered into any contract to make or grant any severance or termination pay, or entered into any employment or consulting contract which is not terminable by Towne Financial or Blue Ash, without cause and without penalty, upon notice of 30 days or less;

           (m) made any loans or loan commitments, other than in the ordinary course of business, to any director, officer, or Principal Shareholder (or any person or business entity controlled by or affiliated with such director, officer, or Principal Shareholder);

           (n) modified, altered, amended, terminated, or withdrawn from participation in any Employee Benefit Plan or any other plan or benefit provided to one or more employees, or paid or distributed any sum from any such plan except to participants in the ordinary course of the operation of the plan, or made any payment or contribution to any such plan except as required by the terms of such plan or consistent with past practices, but, in any event, not to exceed eight percent (8%) of eligible salaries, in the aggregate, on an annual basis. For the purpose of this section the distribution immediately prior to the Closing of bonuses accrued during calendar year 1999 shall be considered to be in the ordinary course of operation of the bonus plan, provided such accruals shall have been made in accordance with terms of the plan and the prior practice of Towne Financial and Blue Ash;

           (o) entered into any transaction involving the expenditure of more than $50,000, other than in the ordinary course of business, except pursuant to and in accordance with the terms of the contracts and commitments referred to in
Section 2.18 hereof;

           (p) adopted any change in any accounting policy or method;

           (q) revalued any asset or adjusted any reserve other than in the ordinary course of business;

           (r) failed to keep in full force and effect insurance and bonds at least equal in amount and scope of coverage to the insurance and bonds carried on December 31, 1998;

           (s) suffered any material adverse change in its business, financial condition, income, assets, or liabilities;

           (t) suffered any damage, destruction, or loss (whether or not covered by insurance) which has had a material adverse effect, in any case or in the aggregate, on its business, financial condition, operations, projects, properties, or assets;

           (u) suffered any strike, work stoppage, slow-down, or other labor disturbance; or

           (v) suffered any loss of employees or customers which has had a material adverse effect on its business, operations, or prospects.

     2.11 TAXES. Towne Financial and Blue Ash have filed or caused to be filed all federal and other Tax returns which are required to be filed and have paid or made provision for payment of all Taxes shown as due on such returns. No deficiencies for any Tax, assessment, or governmental charge have been proposed, asserted, or assessed against Towne Financial or Blue Ash that have not been settled and paid. The Tax returns of Towne Financial or Blue Ash have not been examined by the Internal Revenue Service for any of the six years preceding the date of this Agreement and the statute of limitations has not been extended for any Tax year.



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     2.12  LABOR MATTERS. Neither Towne Financial nor Blue Ash is a party to any collective bargaining or other union agreement with any of its employees, or is involved in any labor dispute.

     2.13 LITIGATION. There is no action, suit, proceeding, or claim by any governmental agency or other person or entity nor any investigation by any governmental agency pending or, to the Knowledge of Towne Financial or Blue Ash, threatened against (i) Towne Financial or Blue Ash, (ii) the assets, business, or goodwill of Towne Financial or Blue Ash, or (iii) any director, officer, or Principal Shareholder of Towne Financial, in relation to the business of Towne Financial or Blue Ash or any such person's capacity as a director, officer, or Principal Shareholder of Towne Financial or Blue Ash. Neither Towne Financial nor Blue Ash knows of no basis or grounds for any such action, suit, proceeding, claim, or investigation. Neither Towne Financial nor Blue Ash is subject to any supervisory agreement, consent order or decree, cease and desist order, or other restriction on the business or assets of Towne Financial or Blue Ash.

     2.14  ENVIRONMENTAL MATTERS.

           (a) To the Knowledge of Towne Financial or Blue Ash, Towne Financial and Blue Ash are and have been at all times in substantial compliance with all applicable Environmental Laws and neither Towne Financial nor Blue Ash have engaged in any activity resulting in a material violation of any applicable Environmental Law. No orders, hearings, actions, or other proceedings by or before any court or governmental agency in which Towne Financial or Blue Ash is a party are pending or, to the Knowledge of Towne Financial or Blue Ash, threatened in connection with any alleged violation of any applicable Environmental Law (i) by Towne Financial or Blue Ash or (ii) in relation to any part of the Real Property and neither Towne Financial nor Blue Ash has Knowledge of any investigations or inquiries with respect to any such alleged violation. No claims have been made or, to the Knowledge of Towne Financial or Blue Ash, threatened at any time by any third party against Towne Financial or Blue Ash relating to damage, contribution, cost recovery, compensation, loss, or injury resulting from any Hazardous Substance. To the Knowledge of Towne Financial or Blue Ash, neither Towne Financial nor Blue Ash has caused or permitted any Hazardous Substance to be integrated into the Real Property or any component thereof in such manner or quantity as may reasonably be expected to or in fact would pose a threat to human health or the value of the Real Property. None of the Real Property has been used by Towne Financial or Blue Ash for the storage or disposal of Hazardous Substances nor to the Knowledge of Towne Financial or Blue Ash, is any of the Real Property contaminated by any Hazardous Substance. To the Knowledge of Towne Financial or Blue Ash, none of the Real Property has in the past contained or presently contains any underground storage tanks. To the Knowledge of Towne Financial or Blue Ash, neither Towne Financial nor Blue Ash has interest, direct or indirect, in any property owned by a third party which has been contaminated by Hazardous Substances (excluding any property as to which the sole interest of Towne Financial or Blue Ash is that of a lien holder or mortgagee, but including any property as to which title has been taken by Towne Financial or Blue Ash pursuant to mortgage foreclosure or similar proceeding and any property as to which Towne Financial or Blue Ash has participated in the financial management to a degree sufficient to influence the property's treatment of Hazardous Substances).

           (b) To the Knowledge of Towne Financial or Blue Ash, the representations set forth in paragraph (a) above are also true and correct in relation to any and all real property owned or leased by it at any time prior to the date of this Agreement, together with any improvements located thereon.

     2.15 COMMUNITY REINVESTMENT ACT COMPLIANCE. Towne Financial and Blue Ash are in compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and has received a CRA rating of satisfactory or better from the Office of Thrift Supervision. Towne Financial and Blue Ash know of no fact or circumstance or set of facts or circumstances which would cause them to fail to comply with such provisions or to cause the CRA rating of Blue Ash to fall below satisfactory.

     2.16 COMPLIANCE WITH LAWS. Towne Financial and Blue Ash hold all permits, licenses, certificates of authority, orders, and approvals of, and have made all filings, applications, and registrations with, all governmental or regulatory bodies that are required in order to permit them to carry on their respective businesses as they are presently conducted. To the Knowledge of Towne Financial and Blue Ash, Towne Financial and Blue Ash have conducted its businesses so as to comply in all material respects with all applicable statutes, regulations, rules, and orders.



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     2.17  INFORMATION PROVIDED BY TOWNE FINANCIAL AND BLUE ASH. None of the
information supplied or to be supplied by Towne Financial and Blue Ash for inclusion in the Registration Statement, the application for approval, or any other document to be filed with the Federal Reserve Board, the Division of Financial Institutions, the SEC, or any other federal or state regulatory authority in connection with the transactions contemplated herein or in the Merger Agreement is or will be false or misleading with respect to any material fact, or omits or will omit any material fact necessary in order to make the statements therein not misleading.

     2.18  MATERIAL CONTRACTS.

           (a) The Towne Disclosure Memorandum contains a complete and correct list of all written or oral agreements, leases, and other obligations and commitments of the following types, to which either Towne Financial or Blue Ash is a party, by which Towne Financial or Blue Ash or any of their property is bound, or which has been authorized by either Towne Financial or Blue Ash:

               (i) promissory notes, guaranties, mortgages, security agreements, or other evidences of indebtedness of Towne Financial or Blue Ash;

               (ii) partnership or joint venture agreements;

               (iii) employment, bonus, compensation, severance, or consulting agreements;

               (iv) collective bargaining agreements;

               (v) Employee Benefit Plans and any other plans, benefits, programs of benefits, or deferred compensation arrangements for the benefit of directors, employees, or former or retired employees;

               (vi) agreements or commitments for sale (other than in the ordinary course of business) of assets exceeding $50,000 in the aggregate;

               (vii) agreements or commitments for capital expenditures in excess of $50,000 in the aggregate;

               (viii) agreements or other documents creating liens or security interests relating to any real or personal property owned, rented, or leased by Towne Financial or Blue Ash and used in connection with the business of such entity;

               (ix) leases of, commitments to lease, and other agreements relating to the lease or rental of, real or personal property by Towne Financial or Blue Ash and used in connection with the business of such entity;

               (x) all policies of insurance and fidelity bonds of Towne Financial or Blue Ash;

               (xi) all direct or indirect loans or guaranties of loans to any director, officer, or Principal Shareholder of Towne Financial or Blue Ash or their spouses or children or any partnership, corporation, or other entity in which any such director, officer, or Principal Shareholder or their spouses or children, have a significant (ten percent or more) interest; and

               (xii) all other contracts and commitments not made in the ordinary course of business.

           (b) The Towne Disclosure Memorandum includes complete and correct copies of all written agreements, leases and commitments, except loan commitments less than $500,000, together with all amendments thereto, listed in the Towne Disclosure Memorandum and a complete and correct written description of all oral agreements listed in the Towne Disclosure Memorandum.



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           (c) As of and through the date of this Agreement: (i) each agreement, lease, and commitment of Towne Financial or Blue Ash is valid and subsisting and in full force and effect in all material respects; (ii) Towne Financial and Blue Ash have in all material respects performed all obligations required to be performed by it to date under such agreements, leases, and commitments; and
(iii) no event or condition exists which constitutes or, after notice or lapse of time, would constitute, a material default on the part of Towne Financial or Blue Ash under any agreement, lease, or commitment.

     2.19  EMPLOYEE BENEFIT PLANS.

           (a) All Employee Benefit Plans maintained by Towne Financial or Blue Ash comply in all material respects with the requirements of ERISA and the Code and all such plans have been administered to date in compliance with the requirements of ERISA, the Code, and subsequent legislation regulating ERISA plans. Each of such plans that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA that is intended to be a qualified plan under
Section 401(a) of the Code has been amended to comply in all material respects with current law as required or the remedial amendment period for such amendment under Section 401(b) of the Code has not expired and Towne Financial or Blue Ash has obtained favorable determination letters with respect to all such plans. As of the date hereof, neither Towne Financial nor Blue Ash has liability on account of any accumulated funding deficiency (as defined in Section 412 of the Code) or on account of any failure to make contributions to or pay benefits under any such plan nor is Towne Financial or Blue Ash aware of any claim pending or threatened to be brought by any party regarding such matters. No prohibited transaction has occurred with respect to any such plan that would result, directly or indirectly, in the imposition of any excise tax under
Section 4975 of the Code; nor has any reportable event under Section 4043 of ERISA occurred with respect to any such plan. Neither Towne Financial nor Blue Ash has a defendant in any lawsuit or criminal action concerning such entity's conduct as a fiduciary, party-in-interest, or disqualified person with respect to any plan, nor is either of them engaged in litigation or a continuing controversy with, or, to the knowledge of Towne Financial or Blue Ash, under investigation or examination by, the Department of Labor, Internal Revenue Service, Justice Department, or Pension Benefit Guaranty Corporation involving compliance with ERISA or the provisions of the Code relating to employee benefit plans. All reporting and disclosure requirements of ERISA and the Code have been met in all respects by all such plans. Neither Towne Financial nor Blue Ash is required to contribute to an Employee Benefit Plan that is a "multiemployer plan" within the meaning of Section 3(37) of ERISA.

           (b) The Towne Disclosure Memorandum lists all Employee Benefit Plans and any and all other benefit plans or programs currently in effect for employees, former employees, and retired employees of Towne Financial or Blue Ash including, without limitation, those providing any form of medical, health, and dental insurance, severance pay and benefits continuation, relocation assistance, vacation pay, tuition aid, and matching gifts for charitable contributions to educational or cultural institutions, whether or not subject to ERISA. The Towne Disclosure Memorandum includes complete and correct copies of all such plans or programs, including each trust or other agreement under which any trustee or custodian holds funds or property of the plan and all current financial and actuarial reports, all current reporting and disclosure documents and filings, and currently effective Internal Revenue Service rulings or determination letters in respect thereof. If any of the Employee Benefit Plans listed in the Towne Disclosure Memorandum has not been amended to comply with the Tax Reform Act of 1986 and subsequent legislation, Towne Financial will also deliver to Oak Hill Financial information and documentation regarding such plan's operation during the remedial amendment period which is sufficient to enable Oak Hill Financial to amend such plans to comply with the Tax Reform Act of 1986 and subsequent legislation.

     2.20 INSURANCE POLICIES. The Towne Disclosure Memorandum contains a complete and correct list of the insurance policies and fidelity bonds currently maintained by Towne Financial or Blue Ash. The Towne Disclosure Memorandum includes complete and correct copies of all such policies and bonds currently in effect together with all riders and amendments thereto. All premiums due thereon have been paid and Towne Financial or Blue Ash has complied in all respects with the provisions of such policies and bonds. Neither Towne Financial nor Blue Ash has failed to give any notice or present any claim under any insurance policy or fidelity bond in due and timely fashion.

     2.21 CAPITAL REQUIREMENTS. Towne Financial and Blue Ash are in compliance with all currently applicable capital requirements and guidelines prescribed by all appropriate federal regulatory agencies.



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     2.22  LOAN LOSS RESERVES. Since December 31, 1998, neither Towne Financial nor Blue Ash has incurred any unusual or extraordinary loan losses. The allowance for loan losses reflected on the financial statements of Towne Financial or Blue Ash has been determined in accordance with generally accepted accounting principles and in accordance with all applicable regulations of all appropriate regulatory agencies and is adequate in all material respects under requirements of GAAP to provide for reasonably anticipated losses on outstanding loans. Neither Towne Financial nor Blue Ash has Knowledge of any potential losses that have not been considered in establishing the current allowance for loan losses.

     2.23 BROKERS; CERTAIN FEES. Neither Towne Financial nor Blue Ash, nor any of their respective officers, directors, or employees, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder's fees in connection with this Agreement or the Merger Agreement, or the transactions contemplated herein or therein.

     2.24 MATERIAL FACTS. Neither this Agreement, the Merger Agreement, the Towne Disclosure Memorandum, nor any list, schedule, or certificate furnished to Oak Hill Financial by or on behalf of Towne Financial or Blue Ash contains any untrue statement of a material fact or omits a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances in which made.

     2.25 TAX TREATMENT OF THE MERGER. Neither Towne Financial or Blue Ash, or any Affiliate thereof, has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF OAK HILL FINANCIAL

     Oak Hill Financial and Oak Hill Banks represent and warrant, as the case may be, to Towne Financial that, except as set forth in the Oak Hill Disclosure
Memorandum:

     3.01 ORGANIZATION AND AUTHORITY OF OAK HILL FINANCIAL. Oak Hill Financial is a corporation duly organized, validly existing, and in good standing under the laws of the State of Ohio, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and has the corporate power and authority to own its properties and assets, to carry on its business as it is presently being conducted, and to enter into and carry out its obligations under this Agreement.

     3.02 CAPITALIZATION. The authorized capital stock of Oak Hill Financial consists of (i) 5,000,000 shares of common stock, without par value, of which 4,367,765 shares were issued and outstanding as of December 31, 1998 (including treasury shares) and 200,000 reserved for issuance upon exercise of existing stock option, and (ii) 1,500,000 voting shares of preferred stock, without par value, and 1,500,000 non-voting shares of preferred stock, without par value, of which there are no shares issued and outstanding as of the date hereof. All the outstanding shares of Oak Hill Financial Common are duly and validly authorized, issued, and outstanding and are fully paid and nonassessable. All of the shares of Oak Hill Financial Common to be issued pursuant to the Merger Agreement will, when so issued, be duly and validly authorized, issued, and outstanding, fully paid and nonassessable, and the issuance of such shares will not be subject to any preemptive or similar rights. The deposits of Oak Hill Banks are insured up to the applicable limits by the Bank Insurance Fund ("BIF").

     3.03 AUTHORIZATION OF OAK HILL FINANCIAL. The execution, delivery, and performance of this Agreement by Oak Hill Financial, and the consummation of the transactions contemplated hereby, have been duly approved by the Board of Directors of Oak Hill Financial. As soon as practicable and, in any event, within ten (10) business days after the SEC has declared the Registration Statement effective, Oak Hill Financial will call and mail notice of a meeting of its shareholders for the purpose of adopting the Merger Agreement and this Agreement, which meeting shall be held not more than 45 days from the date the notice is mailed, and the Board of Directors of Oak Hill Financial will recommend to the shareholders that they vote their shares in favor of the Merger.

     3.04 ABSENCE OF DEFAULTS. Neither the execution and delivery of this Agreement, nor the consummation of the Merger, nor compliance by Oak Hill Financial with any of the provisions hereof will conflict with or result in a breach of any provision of the charter or bylaws of Oak Hill Financial or result in a material breach or



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termination of, or accelerate the performance required by, any material note, bond, mortgage, lease, agreement, or other instrument to which Oak Hill Financial is a party or to which Oak Hill Financial may be bound.

     3.05 INFORMATION PROVIDED BY OAK HILL FINANCIAL. None of the information supplied or to be supplied by Oak Hill Financial for inclusion in the Registration Statement, application for approval, or any other document to be filed with the Federal Reserve Board, the Division of Financial Institutions, the SEC, or any other federal or state regulatory authority in connection with the transactions contemplated herein or in the Merger Agreement is or will be false or misleading with respect to any material fact, or omits or will omit any material fact necessary in order to make the statements therein not misleading.

     3.06 MATERIAL FACTS. Neither this Agreement nor the Merger Agreement contains any untrue statement of a material fact or omits a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances in which made; provided, however, that the scope of this representation does not extend to any information relating to or furnished by Towne Financial or Blue Ash.

     3.07 FILING OF REPORTS. Oak Hill Financial Common is registered pursuant to Section 12 of the 1934 Act. Oak Hill Financial has been subject to the reporting requirements of Section 13 of the 1934 Act for a period of at least
90 days prior to the date hereof and has filed all reports required to be filed thereunder during the twelve months preceding the date hereof. Since January 1, 1996, Oak Hill Financial has filed with the SEC all documents and reports (including all amendments, exhibits, and schedules thereto and documents incorporated by reference therein) required to be filed by Oak Hill Financial under the 1934 Act and the 1933 Act, and the rules and regulations promulgated by the SEC thereunder. None of such documents or reports, as of their respective dates and as amended through the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in view of the circumstances under which they were made, not misleading.

     3.08 ABSENCE OF UNDISCLOSED LIABILITIES. Except to the extent reflected or reserved against on the Oak Hill Disclosure Memorandum, Oak Hill Banks has no liabilities, whether absolute, accrued, contingent, or otherwise, due or to become due, including without limitation any liabilities as guarantor under any guaranty or liabilities for taxes, except liabilities and taxes incurred in the ordinary course of business, which have had or will have a material adverse effect on the business, financial condition, or results of operations of Oak Hill Banks.

     3.09 ABSENCE OF CERTAIN CHANGES. Except as provided in the Oak Hill Disclosure Memorandum, since December 31, 1998, Oak Hill Financial has not:

           (a) made or permitted to be made any changes in their capital or corporate structures, certificates or articles of incorporation, regulations, bylaws, or other charter documents;

           (b) merged with any other corporation or bank, or permitted any other corporation or bank to merge into or consolidate with either of them; acquired control over any other firm, bank, corporation, or organization; or created any subsidiaries;

           (c) issued, sold, delivered, or agreed to issue, sell, or deliver any additional shares of their capital stock or any options, warrants, or rights to acquire any such capital stock, or securities convertible into or exchangeable for such capital stock, and except for capital stock issued pursuant to the exercise of stock options previously issued, in accordance with their respective terms;

           (d) purchased, sold, transferred, or otherwise acquired or disposed of, or agreed to purchase, sell, transfer, acquire, or dispose of, any capital stock or other securities of any kind, or options or other rights to acquire any such securities, of any other entity (including, but not limited to, any such transactions involving either of Oak Hill Banks or Oak Hill Financial with respect to the capital stock or other securities of the other of them), other than in the ordinary course of business;

           (e) incurred any indebtedness, obligations, or liabilities, whether absolute, accrued, contingent, or otherwise, including, without limitation, liabilities as guarantor under any guaranty, other than indebtedness, obligations, and liabilities incurred in the ordinary course of their business;



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           (f) adopted any change in any accounting policy or method;

           (g) revalued any asset or adjusted any reserve, other than in the ordinary course of business;

           (h) failed to keep in full force and effect insurance and bonds at least equal in amount and scope of coverage to the insurance and bonds carried on December 31, 1998;

           (i) suffered any material adverse change in their business, financial condition, income, assets, or liabilities; and

           (j) made no material increase in dividends until the Effective Date of this Agreement.

     3.10 TAXES. Oak Hill Financial has filed or caused to be filed all federal and other tax returns which are required to be filed and have paid or made provision for payment of all taxes shown as due on such returns. No deficiencies for any tax, assessment, or governmental charge have been proposed, asserted, or assessed against Oak Hill Financial that have not been settled and paid.

     3.11 LITIGATION. There is no action, suit, proceeding, or claims by any governmental agency or other person or entity nor any investigation by any governmental agency pending or, to the Knowledge of Oak Hill Financial, threatened against (i) Oak Hill Banks, (ii) Oak Hill Financial, (iii) the assets, business or goodwill of Oak Hill Banks or Oak Hill Financial, or (iv) any director, officer, or Principal Shareholder of Oak Hill Banks or Oak Hill Financial, in relation to the business of Oak Hill Banks or Oak Hill Financial or any such person's capacity as a director, officer, or Principal Shareholder of Oak Hill Banks or Oak Hill Financial.

     3.12 COMPLIANCE WITH LAWS. To the knowledge of Oak Hill Financial, Oak Hill Banks and Oak Hill Financial hold all permits, licenses, certificates of authority, orders, and approvals of, and have made all filings, applications, and registrations with, all governmental or regulatory bodies that are required in order to permit them to carry on their respective businesses as they are presently conducted. To the Knowledge of Oak Hill Financial, Oak Hill Banks and Oak Hill Financial have conducted their businesses so as to comply in all material respects with all applicable statutes, regulations, rules, and orders.

     3.13  ENVIRONMENTAL MATTERS.

           (a) To the Knowledge of Oak Hill Financial, Oak Hill Banks is and has been at all times in substantial compliance with all applicable Environmental, and Oak Hill Banks has not engaged in any activity resulting in a material violation of any applicable Environmental Law. No orders, hearings, actions, or other proceedings by or before any court or governmental agency in which Oak Hill Banks is a party are pending or, to the Knowledge of Oak Hill Financial, threatened in connection with any alleged violation of any applicable Environmental Law (i) by Oak Hill Banks or (ii) in relation to any part of the Real Property, and Oak Hill Financial has no Knowledge of any investigations or inquiries with respect to any such alleged violation. No claims have been made or, to the Knowledge of Oak Hill Financial, threatened at any time by any third party against Oak Hill Banks relating to damage, contribution, cost recovery, compensation, loss, or injury resulting from any Hazardous Substance. To the Knowledge of Oak Hill Financial, Oak Hill Banks has not caused or permitted any Hazardous Substance to be integrated into the Real Property or any component thereof in such manner or quantity as may reasonably be expected to or in fact would pose a threat to human health or the value of the Real Property. None of the Real Property has been used by Oak Hill Banks for the storage or disposal of Hazardous Substances nor to the Knowledge of Oak Hill Financial, is any of the Real Property contaminated by any Hazardous Substance. To the Knowledge of Oak Hill Financial, none of the Real Property has in the past contained or presently contains any underground storage tanks. To the Knowledge of Oak Hill Financial, Oak Hill Banks has no interest, direct or indirect, in any property owned by a third party which has been contaminated by Hazardous Substances (excluding any property as to which the sole interest of Oak Hill Banks is that of a lien holder or mortgagee, but including any property as to which title has been taken by Oak Hill Banks pursuant to mortgage foreclosure or similar proceeding and any property as to which Oak Hill Banks has participated in the financial management to a degree sufficient to influence the property's treatment of Hazardous Substances).



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           (b) To the Knowledge of Oak Hill Financial, the representations set forth in paragraph (a) above are also true and correct in relation to any and all real property owned or leased by it at any time prior to the date of this Agreement, together with any improvements located thereon.

     3.14 EMPLOYEE BENEFIT PLANS. All Employee Benefit Plans maintained by Oak Hill Banks or Oak Hill Financial comply in all material respects with the requirements of ERISA and the Code and all such plans have been administered to date in compliance with the requirements of ERISA, the Code, and subsequent legislation regulating ERISA plans. Each of such plans that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA that is intended to be a qualified plan under Section 401(a) of the Code has been amended to comply in all material respects with current law as required or the remedial amendment period for such amendment under Section 401(b) of the Code has not expired and Oak Hill Banks or Oak Hill Financial has obtained favorable determination letters with respect to all such plans. As of the date hereof, Oak Hill Banks or Oak Hill Financial has no liability on account of any accumulated funding deficiency (as defined in Section 412 of the Code) or on account of any failure to make contributions to or pay benefits under any such plan nor is Oak Hill Banks or Oak Hill Financial aware of any claim pending or threatened to be brought by any party regarding such matters. No prohibited transaction has occurred with respect to any such plan that would result, directly or indirectly, in the imposition of any excise tax under Section 4975 of the Code; nor has any reportable event under Section 4043 of ERISA occurred with respect to any such plan. Neither Oak Hill Banks nor Oak Hill Financial is a defendant in any lawsuit or criminal action concerning such entity's conduct as a fiduciary, party-in-interest, or disqualified person with respect to any plan, nor is either of them engaged in litigation or a continuing controversy with, or, to the Knowledge of Oak Hill Financial, under investigation or examination by, the Department of Labor, Internal Revenue Service, Justice Department, or Pension Benefit Guaranty Corporation involving compliance with ERISA or the provisions of the Code relating to employee benefit plans. All reporting and disclosure requirements of ERISA and the Code have been met in all respects by all such plans. Neither Oak Hill Banks nor Oak Hill Financial is required to contribute to an Employee Benefit Plan that is a "multiemployer plan" within the meaning of Section 3(37) of ERISA.

     3.15 CAPITAL REQUIREMENTS. Oak Hill Financial is in compliance with all currently applicable capital requirements and guidelines prescribed by all appropriate federal regulatory agencies.

     3.16 TAX TREATMENT OF THE MERGER. Oak Hill Financial has not taken any action or has any knowledge of any fact or circumstance that is reasonably likely to prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

SECTION 4. COVENANTS OF TOWNE FINANCIAL AND BLUE ASH.

     Towne Financial and Blue Ash covenant and agree as follows:

     4.01 APPLICATIONS FOR REGULATORY APPROVALS; REGISTRATION STATEMENT. Towne Financial and Blue Ash will cooperate, and will cause its respective directors, officers, employees, agents, and advisers to cooperate, to the extent reasonably necessary, with Oak Hill Financial and its advisers in connection with the preparation of the Registration Statement and the applications for regulatory approvals described in Section 5.02 hereof.

     4.02 SHAREHOLDERS' MEETING. As soon as practicable and, in any event, within ten business days after the SEC has declared the Registration Statement effective, Towne Financial will call and mail notice of a meeting of its shareholders for the purpose of adopting the Merger Agreement and this Agreement, which meeting shall be held not more than 45 days from the date the notice is mailed, and the Board of Directors of Towne Financial will to the extent consistent with their fiduciary duty recommend to the shareholders that they vote their shares in favor of the Merger.

     4.03 CONDUCT OF BUSINESS. From the date of this Agreement until the Effective Time, except as provided herein or as consented to by Oak Hill Financial in writing, Towne Financial and Blue Ash will conduct their respective operations only, and shall not take any action except, in the ordinary and usual course of business, and Towne Financial and Blue Ash will use its best efforts to preserve intact its business organization, assets, prospects, and business relationships, to keep available the services of their officers and employees, and to maintain existing



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relationships with other entities. Without limiting the generality of the foregoing, subject to the exceptions stated above, during such period, Towne Financial and Blue Ash will not except as provided herein:

           (a) enter into any agreement or commitment of the character referred to in subsections 2.18(a)(i) through (xii) hereof; or

           (b) take or permit to be taken any action of a character which is listed in subsections (a) through (q) of Section 2.10 hereof; provided, however, that, after prior consultation with Oak Hill Financial, Towne Financial may take or permit such of those actions as may be required pursuant to any change in applicable accounting rules or standards, or by law or any applicable rules or regulations of any governmental authority.

     4.04 ACCESS TO INFORMATION. Towne Financial and Blue Ash shall give representatives of Oak Hill Financial full access, during normal business hours and upon reasonable notice, to all assets, properties, books, records, agreements, and commitments of Towne Financial and Blue Ash, provided that such access shall not unreasonably interfere with the operations of Towne Financial and Blue Ash, and shall furnish to representatives of Oak Hill Financial all such information concerning its and their affairs as Oak Hill Financial may reasonably request. It is expressly understood that no investigation by Oak Hill Financial pursuant to this Section 4.04 or otherwise shall affect any representation or warranty made herein.

     4.05 PRESS RELEASES. Towne Financial and Blue Ash shall consult in advance with Oak Hill Financial as to the form and substance of any press release, written communication with its shareholders, or other public disclosure of matters related to the Merger Agreement, this Agreement, or the Merger, and shall not issue any such press release, written communication, or public disclosure without the prior written consent of Oak Hill Financial; provided, however, that nothing contained herein shall prohibit Towne Financial and Blue Ash from making any disclosure (after consultation with Oak Hill Financial with respect thereto) which its counsel deems necessary under applicable law.

     4.06 BEST EFFORTS. Towne Financial and Blue Ash shall use their best efforts to take or cause to be taken all actions necessary, proper, or advisable to consummate the Merger, including such actions as Oak Hill Financial may reasonably request in writing, and should Oak Hill Financial so elect, to consummate a merger of Blue Ash into an interim state-chartered commercial bank formed by Oak Hill Financial for such purpose.

     4.07 ACQUISITION PROPOSALS. Unless and until this Agreement shall have been terminated by either party pursuant to Section 11 hereof, Towne Financial and Blue Ash shall not (i) directly or indirectly, through any of its officers, directors, agents, or affiliates, solicit, encourage, initiate, entertain, consider, or participate in any negotiations or discussions with respect to any Acquisition Proposal, or (ii) disclose any information not customarily disclosed to any person or entity or provide access to its properties, books, or records or otherwise assist or encourage any person or entity in connection with any Acquisition Proposal; provided, however, that Towne Financial shall be entitled to entertain, consider, and participate in negotiations and discussions regarding an Unsolicited Acquisition Proposal, and to disclose such information and provide such access in connection with such an Unsolicited Acquisition Proposal, to the extent that the Board of Directors of Towne Financial determines in good faith, after consultation with its financial advisor with respect to the financial aspects of the Unsolicited Acquisition Proposal and the Merger, and with legal counsel to Towne Financial, that failure to so consider or participate in such negotiations or discussions would be inconsistent with the fiduciary obligations of the directors of Towne Financial to the shareholders of Towne Financial. Towne Financial shall give Oak Hill Financial immediate notice of any such Acquisition Proposals.

     4.08 ADVICE OF CHANGES. Between the date hereof and the Effective Date, Towne Financial and Blue Ash shall advise Oak Hill Financial promptly, in writing, of any material fact which, if existing or known on the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement and any fact which, if existing or known on the date hereof, would have made any of the representations contained herein untrue. Prior to the Effective Date, Towne Financial and Blue Ash shall deliver to Oak Hill Financial a supplement to the Towne Disclosure Memorandum, which shall contain a description of any and all such matters.

     4.09 CONFIDENTIALITY. From and after the date of this Agreement, Towne Financial and Blue Ash shall, and shall cause its respective Affiliates to, treat all Confidential Information of Oak Hill Financial and Oak Hill



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Banks, as confidential, and Towne Financial and Blue Ash shall, and shall cause its respective Affiliates to, not use any such Confidential Information for any purpose except in furtherance of the transactions contemplated hereby. In the event this Agreement is terminated pursuant to Section 11 hereof, Towne Financial and Blue Ash shall, and shall cause their respective Affiliates to, promptly return to Oak Hill Financial all documents and workpapers, and all copies thereof, containing any such Confidential Information of Oak Hill Financial or Oak Hill Banks. The covenants of Towne Financial and Blue Ash contained in this Section 4.09 are of the essence and shall survive any termination of this Agreement and the closing of the transactions contemplated hereby.

     4.10 COORDINATION OF DIVIDENDS. Towne Financial agrees to cooperate with Oak Hill Financial to ensure that the shareholders of Towne Financial receive a regular quarterly dividend from either Towne Financial or Oak Hill Financial during the quarter in which the Effective Date occurs, but that they do not receive dividends from both Towne Financial and Oak Hill Financial during such quarter.

     4.11 TAX REPRESENTATIONS. Towne Financial and Blue Ash will use reasonable efforts to cause the Merger, and will take no action which would cause the Merger not to qualify for treatment as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code for federal income tax purposes and shall make such Tax representations as shall be reasonably requested of them.

     4.12 POOLING. The accounting firm of Grant Thornton LLP has reviewed the proposed Merger and determined that the Merger qualifies as a "pooling of interest" for accounting purposes. Neither Towne Financial nor Blue Ash shall intentionally take or cause to be taken any action, whether before or after the Effective Date, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code.

     4.13 FORM 13D OR 13G FILINGS. Towne Financial shall promptly advise Oak Hill Financial of the filing of a Form 13D or 13G under the 1934 Act with respect to Towne Financial Common and shall provide Oak Hill Financial with a copy of any such Form 13D or 13G promptly after receipt thereof.

SECTION 5. COVENANTS OF OAK HILL FINANCIAL AND OAK HILL BANKS

     Oak Hill Financial and Oak Hill Banks covenant and agree as follows:

     5.01 ISSUANCE OF OAK HILL FINANCIAL COMMON; PAYMENT FOR FRACTIONAL SHARES. At the Effective Time, Oak Hill Financial shall (i) issue all of the shares of Oak Hill Financial Common into which shares of Towne Financial Common are to be converted in the Merger and will deliver the certificates for such shares, or cause the same to be delivered, to the Exchange Agent; and (ii) deliver to the Exchange Agent the amount of cash to be paid in lieu of issuing fractional shares of Oak Hill Financial Common in accordance with subsections 8(b)(ii) and 9(a) of the Merger Agreement.

     5.02 APPLICATIONS FOR REGULATORY APPROVALS. As soon as reasonably practicable after the execution of this Agreement, Oak Hill Financial shall prepare and file such applications with the Office of Thrift Supervision, the Federal Reserve Board, the Ohio Division of Financial Institutions, and any other regulatory authorities having jurisdiction as may be required to secure all necessary regulatory approvals of the Merger and shall use its best efforts to secure such approvals. Oak Hill Financial may also seek regulatory approval for the formation of a interim state-chartered commercial bank in which Blue Ash would merged as of, or shortly after, the Effective Time. Oak Hill Financial shall deliver a draft or drafts of such regulatory applications to Towne Financial and provide Towne Financial a reasonable opportunity to review such draft or drafts prior to filing the same.

     5.03 REGISTRATION STATEMENT. As soon as reasonably practicable after the execution of this Agreement, Oak Hill Financial shall prepare and file the Registration Statement with the SEC, shall use its best efforts to cause the Registration Statement to become effective, and shall take such action as may be required to register or qualify for exemption such shares under the securities laws of the states where registration or an exemption from registration may be required. Oak Hill Financial shall deliver a draft or drafts of the Registration Statement to Towne Financial and provide Towne Financial a reasonable opportunity to review such draft or drafts prior to filing the same.



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     5.04  SHAREHOLDERS' MEETING. As soon as practicable and, in any event, within ten business days after the SEC has declared the Registration Statement effective, Oak Hill Financial will call and mail notice of a meeting of its shareholders for the purpose of adopting the Merger Agreement and this Agreement, which meeting shall be held not more than 45 days from the date the notice is mailed, and the Board of Directors of Oak Hill Financial will to the extent consistent with their fiduciary duty recommend to the shareholders that they vote their shares in favor of the Merger.

     5.05 PRESS RELEASES. Oak Hill Financial shall consult in advance with Towne Financial as to the form and substance of any press release, written communication with its shareholders, or other public disclosure of matters related to this Agreement, the Merger Agreement, or the Merger.

     5.06 BEST EFFORTS. Oak Hill Financial will use its best efforts to take or cause to be taken all actions necessary, proper, or advisable to consummate the Merger.

     5.07 CONFIDENTIALITY. From and after the date of this Agreement, Oak Hill Financial and Oak Hill Banks shall, and shall cause their respective Affiliates to, treat all Confidential Information of Towne Financial and Blue Ash as confidential, and Oak Hill Financial and Oak Hill Banks shall, and shall cause their respective Affiliates to, not use any such Confidential Information for any purpose except in furtherance of the transactions contemplated hereby. In the event this Agreement is terminated pursuant to Section 11 hereof, Oak Hill Financial and Oak Hill Banks shall, and shall cause their respective Affiliates to, promptly return to Towne Financial and Blue Ash all documents and workpapers, and all copies thereof, containing any such Confidential Information of Towne Financial and Blue Ash. The covenants of Oak Hill Financial and Oak Hill Banks contained in this Section 5.07 are of the essence and shall survive any termination of this Agreement, but shall terminate as of the closing of the transactions contemplated hereby.

     5.08 COORDINATION OF DIVIDENDS. Oak Hill Financial agrees to cooperate with Towne Financial to ensure that the shareholders of Towne Financial receive a regular quarterly dividend from either Towne Financial or Oak Hill Financial during the quarter in which the Effective Date occurs, but that they do not receive dividends from both Towne Financial and Oak Hill Financial during such quarter.

     5.09 INDEMNIFICATION OF DIRECTORS AND OFFICERS. Oak Hill Financial acknowledges that, by operation of law, at the Effective Time, Oak Hill Financial will assume any and all legally enforceable obligations of Towne Financial and Blue Ash to indemnify and defend the directors and officers of Towne Financial and Blue Ash pursuant to, to the extent of, and in accordance with the terms and conditions of any such obligations that Towne Financial and Blue Ash had to indemnify and defend such persons in effect immediately prior to the Effective Time, in connection with such persons' status or services as directors and officers of Towne Financial and Blue Ash, whether by contractual right or by any provision of the articles of incorporation or code of regulations of Towne Financial and or Blue Ash, with respect to any claim asserted or made prior to or at any time after the Effective Time. All such rights to indemnification with respect to any such claim shall continue until the final disposition of such claim regardless of when such claim was made or asserted; provided, however, that nothing contained herein shall increase or lengthen the duration of Oak Hill Financial's obligations with respect to such indemnification over that to which Towne Financial and Blue Ash would have been subject had the Merger not been consummated. Oak Hill Financial agrees to use its reasonable best efforts to cover directors and officers of Towne Financial and Blue Ash in insurance policies.

     5.10 POOLING. The accounting firm of Grant Thornton LLP has reviewed the proposed Merger and determined that the Merger qualifies as a "pooling of interests" for accounting purposes. Neither Oak Hill Financial nor Oak Hill Banks shall intentionally take or cause to be taken any action, whether before or after the Effective Date, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code.

SECTION 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF ALL PARTIES

     The obligations of each of the parties hereto to consummate the Merger are subject to the fulfillment, on or before the Closing Date, of the following conditions precedent:



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     6.01  SHAREHOLDER APPROVAL. The Merger shall have been approved by the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Towne Financial Common, and by the affirmative vote of the holders of a majority of the issued and outstanding shares of Oak Hill Financial.

     6.02 REGULATORY APPROVALS. The Merger shall have been approved by the Federal Reserve Board, the Ohio Division of Financial Institutions, and any other governmental authority having jurisdiction, and any applicable waiting periods shall have expired, with no such approval or authorization containing any provision or be subject to any condition, which would be materially adverse to the business of Towne Financial and Blue Ash, Oak Hill Financial or Oak Hill Banks, either prior to or subsequent to the proposed merger of Towne Financial and Oak Hill Financial.

     6.03 LITIGATION. No suit, action, investigation by any governmental body, or legal or administrative proceeding shall have been brought or threatened which materially questions the validity or legality of the transactions contemplated hereunder or under the Merger Agreement. For purposes hereof, advisory opinions or written requests for information which could be used in connection with such suit, investigation, or proceeding given by governmental agencies may be deemed to constitute such a threat.

     6.04 FAIRNESS OPINIONS. Towne Financial shall have received a fairness opinion from RP Financial, LC, dated as of the date of the proxy statement relating to the Merger stating that the exchange ratio is fair to the shareholders of Towne Financial, as of such date, from a financial point of view and Oak Hill Financial shall have received a fairness opinion from Trident Financial Corporation dated as of the date of the proxy statement relating to the Merger stating that the contemplated merger of Towne Financial and Oak Hill Financial is fair to the shareholders of Oak Hill Financial, as of such date, from a financial standpoint.

     6.05 TAX OPINION. Oak Hill Financial and Towne Financial shall have received an opinion of Porter, Wright, Morris & Arthur substantially to the effect that:

           (a) the Merger will constitute a reorganization within the meaning of
Section 368(a)(1)(A);

           (b) no gain or loss will be recognized by Oak Hill Financial (except for the inclusion in income of amounts resulting from any required changes in accounting methods or similar items) upon the consummation of the Merger;

           (c) no gain or loss will be recognized by Towne Financial (except for the inclusion in income of amounts resulting from any required changes in accounting methods or similar items) upon the consummation of the Merger;

           (d) no gain or loss will be recognized by the shareholders of Towne Financial who exchange their shares of Towne Financial Common for shares of Oak Hill Financial Common, except to the extent of any cash received in lieu of a fractional share of Oak Hill Financial Common;

           (e) the basis of the shares of Oak Hill Financial Common to be received by shareholders of Towne Financial who receive solely shares of Oak Hill Financial Common will be the same as the basis of the shares of Towne Financial Common surrendered in exchange therefor, reduced by any amount allocated to a fractional share of Oak Hill Financial common with respect to which cash is received.;

           (f) the holding period of the shares of Oak Hill Financial Common received by shareholders of Towne Financial will include the holding period of the shares of Towne Financial Common surrendered in exchange therefor, provided that the Towne Financial Common was held as a capital asset in the hands of the shareholder of Towne Financial on the Effective Date;

           (g) where solely cash is received by a shareholder of Towne Financial in exchange for his or her shares of Towne Financial Common pursuant to the exercise of dissenters' rights, the cash will be treated as having been received by such shareholder as a distribution in redemption of his Oak Hill Financial Common shares received in connection with this transaction, subject to the provisions and limitations of Section 302 of the Code, and where, as a result of such distribution, a shareholder owns no shares of Oak Hill Financial Common either



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

directly or through the application of Section 318(a) of the Code, the redemption will be a complete termination of interest within the meaning of
Section 302(b)(3) of the Code and such cash will be treated as a distribution in full payment in exchange for his or her shares of Towne Financial Common, as provided in Section 302(a) of the Code; and under Section 1001 of the Code, gain or (subject to the limitations of Section 267 of the Code) loss will be realized and recognized to such shareholders in an amount equal to the difference between the amount of such cash and the adjusted basis of the Towne Financial Common shares surrendered, as determined under Section 1011 of the Code; and

           (h) the payment of cash in lieu of fractional shares of Oak Hill Financial Common will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Oak Hill Financial; such cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed subject to the conditions and limitations of Section 302 of the Code.

     In rendering such tax opinion, Porter, Wright, Morris & Arthur shall be entitled to rely upon certain assumptions and representations of Towne Financial's officers, directors and those shareholders of Towne Financial who own one percent or more of the outstanding shares of Towne Financial Common, and of officers of Oak Hill Financial reasonably satisfactory in form and substance to Porter, Wright, Morris & Arthur.

SECTION 7. CONDITIONS PRECEDENT TO OBLIGATIONS OF TOWNE FINANCIAL

     The obligations of Towne Financial to consummate the Merger are subject to the fulfillment on or before the Closing Date of the following additional conditions precedent:

     7.01 REPRESENTATIONS AND WARRANTIES. The representations and warranties made by Oak Hill Financial herein shall be true and correct in all material respects on the Effective Date with the same force and effect as though such representations and warranties had been made on and as of such date; Oak Hill Financial shall have performed in all material respects its obligations hereunder and under the Merger Agreement to be performed on or before the Closing Date; and an executive officer of Oak Hill Financial shall have executed and delivered to Towne Financial a certificate or certificates, dated as of the Closing Date, in respect of the foregoing matters and in respect of such other matters as Towne Financial shall reasonably request.

     7.02 OPINION OF COUNSEL. Towne Financial shall have received a favorable opinion dated as of the Closing Date from Porter, Wright, Morris & Arthur, counsel for Oak Hill Financial, to the effect that:

           (a) Oak Hill Financial is a corporation duly organized, validly existing, and in good standing under the laws of the State of Ohio; Oak Hill Financial has the corporate power and authority to own all of their properties and assets and to carry on their businesses as presently conducted in all jurisdictions in which such ownership exists or such business is conducted; and Oak Hill Financial has the corporate power and authority to merge with Towne Financial pursuant to this Agreement and the Merger Agreement;

           (b) the execution and delivery of this Agreement and the Merger Agreement did not, and the consummation of the Merger will not, conflict with any provision of the articles or certificate of incorporation, regulations, bylaws, or other charter documents of Oak Hill Financial;

           (c) the execution and delivery of this Agreement and the Merger Agreement and the consummation of the Merger have been authorized by all necessary corporate action of Oak Hill Financial; and this Agreement and the Merger Agreement are valid and binding agreements of Oak Hill Financial enforceable in accordance with their terms, except as may be limited by bankruptcy, insolvency, or other similar laws affecting enforcement of creditors' rights generally and except that the enforceability of the obligations of Oak Hill Financial is subject to general principles of equity;

           (d) the shares of Oak Hill Financial Common to be issued by Oak Hill Financial in the Merger have been authorized and, upon issuance, will be fully paid and nonassessable and will not be subject to the preemptive rights of any shareholder of Oak Hill Financial;

           (e) all necessary regulatory approvals have been received and all applicable waiting periods have expired;

           (f) Oak Hill Financial is a duly and validly registered Bank Holding Company;

           (g) Oak Hill Banks is a state-chartered bank; and

           (h) Oak Hill Banks deposit accounts are insured by BIF to the fullest extent permitted by law.

     Such opinion may be governed by the Accord. In giving such opinion, such counsel may rely as to matters of fact, without independent investigation, to the extent such counsel deems such reliance to be customary, reasonable, and appropriate, on certificates of federal, state, or local government officials and on certificates of officers and directors of Oak Hill Financial or Oak Hill Banks. Such counsel may expressly exclude any opinions as to choice of law matters and antitrust matters and may add such other qualifications and explanations of the basis of its opinions as are consistent with the Accord.

     7.03 EFFECTIVENESS OF THE REGISTRATION STATEMENT; NASD LISTING. Towne Financial shall have received a certificate from a duly authorized officer of Oak Hill Financial to the effect that the Registration Statement has become effective by an order of the SEC, the Oak Hill Financial Common to be exchanged in the Merger has been qualified or is exempt under all applicable state securities laws, and there has been no stop order issued or threatened by the SEC that suspends or would suspend the effectiveness of the Registration Statement, and no proceeding has been commenced or overtly threatened for such purpose. The shares of Oak Hill Financial Common to be issued to Towne Financial shareholders pursuant to the Merger Agreement shall have been authorized for listing on the NASDAQ National Market upon official notice of issuance.

     7.04 MATERIAL ADVERSE CHANGE. Since December 31, 1998, there shall not have occurred any material adverse change in the results of operation, financial condition, properties, or business of Oak Hill Financial on a consolidated basis, other than any such change attributable to or resulting from (i) changes in law, regulation, or generally accepted accounting principles of general application to the banking or thrift industries, (ii) changes in economic conditions that affect the banking and thrift industries generally, including changes in the general level of interest rates, or (iii) any matter or matters relating to Oak Hill Financial which have been disclosed in the Oak Hill Financial Disclosure Memorandum as of the date of this Agreement.

SECTION 8. CONDITIONS PRECEDENT TO OBLIGATIONS OF OAK HILL FINANCIAL

     The obligations of Oak Hill Financial to consummate the Merger are subject to the fulfillment on or before the Closing Date of the following additional conditions precedent:

     8.01 REGULATORY APPROVAL OF THE MERGER. The Merger shall have been approved by the Federal Reserve Board, the Division of Financial Institutions, and any other governmental authority having jurisdiction, and any applicable waiting periods shall have expired, with no such approval or authorization containing any provision which would be materially adverse to the business of Oak Hill Financial or Oak Hill Banks.

     8.02 REPRESENTATIONS AND WARRANTIES. The representations and warranties made by Towne Financial and Blue Ash herein shall be true and correct in all material respects on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such date; Towne Financial and Blue Ash shall have performed in all material respects its obligations hereunder and under the Merger Agreement to be performed on or before the Closing Date; and the chief executive officer and principal financial officer of Towne Financial shall have executed and delivered to Oak Hill Financial certificates, dated as of the Closing Date, in respect of the foregoing matters and in respect of such other matters as Oak Hill Financial shall reasonably request.

     8.03 OPINION OF COUNSEL. Oak Hill Financial shall have received a favorable opinion dated as of the Effective Date from Cors & Bassett, as counsel for Towne Financial, acceptable to Oak Hill Financial, to the effect that:

           (a) Towne Financial is a unitary savings and loan holding company, duly organized, validly existing, and in good standing under the laws Ohio; Blue Ash is a member in good standing of the FHLB of Cincinnati; all eligible accounts of deposit in Blue Ash are insured by the FDIC to the fullest extent permitted by law; all corporate action required to be taken by the directors and shareholders of Towne Financial to authorize the transactions contemplated by this Agreement and the Merger Agreement have been taken; and Towne Financial has the corporate power to effect the Merger in accordance with the terms of this Agreement and the Merger Agreement;

           (b) the execution and delivery of this Agreement and the Merger Agreement did not, and the consummation of the Merger will not, conflict with any provision of the articles or certificate of incorporation, regulations, bylaws, or other charter documents of Towne Financial; and

           (c) the execution and delivery of this Agreement and the Merger Agreement and the consummation of the Merger have been authorized by all necessary corporate action of Towne Financial; and this Agreement and the Merger Agreement are valid and binding agreements of Towne Financial enforceable in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, or similar laws affecting enforcement of creditors' rights generally and except that the enforceability of the obligations of Towne Financial may be subject to general principles of equity.

Such opinion may be governed by the Accord. In giving such opinion, such counsel may rely as to matters of fact, without independent investigation, to the extent such counsel deems such reliance to be customary, reasonable, and appropriate, on certificates of federal, state, or local government officials and on certificates of officers and directors of Towne Financial and Blue Ash. Such counsel may expressly exclude any opinions as to choice of law matters and antitrust matters and may add such other qualifications and explanations of the basis of its opinions as are consistent with the Accord.

     8.04 AGREEMENTS OF AFFILIATES. Each director of Towne Financial and their "affiliates," for purposes of Rule 145 under the 1933 Act, shall deliver to Oak Hill Financial prior to the Effective Date a written agreement, providing that such person will not sell the shares of Oak Hill Financial Common to be received by such person in the Merger unless such sales are pursuant to an effective registration statement under the 1933 Act or pursuant to Rule 145 of the SEC or another exemption from the registration requirements under the 1933 Act.

     8.05 DISSENTING SHAREHOLDERS. The total number of shares of Towne Financial Common, if any, as to which the right to dissent has been asserted under Section 1701.85 of the Ohio Revised Code shall not exceed five percent (5%) of the total number of outstanding shares of Towne Financial Common.

     8.06 MATERIAL ADVERSE CHANGE. Since December 31, 1998, there shall not have occurred any material adverse change in the consolidated results of operations, financial condition, properties, or business of Towne Financial and Blue Ash, other than any such change attributable to or resulting from
(i) changes in law, regulation, or generally accepted accounting principles of general application to the banking or thrift industries, (ii) changes in economic conditions that affect the banking and thrift industries generally, including changes in the general level of interest rates, or (iii) any matter or matters relating to Towne Financial and Blue Ash which have been disclosed in the Towne Disclosure Memorandum as of the date of this Agreement.

     8.07 TITLE INSURANCE. For each parcel of the Real Property described in the Towne Disclosure Memorandum as being owned by Towne Financial and Blue Ash, and for each lease for any parcel of the Real Property described in the Towne Disclosure Memorandum as being leased by Towne Financial and Blue Ash, Oak Hill Financial shall have obtained a title insurance commitment (ALTA 1966 form or its equivalent) for a fee owner's title insurance policy or leasehold owner's title insurance policy, as appropriate, each in an amount equal to the carrying cost of the premises or leasehold interest to be insured (including all improvements thereon), on the books of Towne Financial and Blue Ash as of December 31, 1998. Each title insurance commitment shall show that marketable fee simple title to the owned premises or that valid leasehold title to the leased premises, as appropriate, is in the name of Towne Financial and Blue Ash, and that it is free and clear of any liens and encumbrances except taxes and assessments not delinquent and utility and other easements that do not interfere with the use of the property for the business being conducted thereon. Each such commitment shall provide that such fee owner's policy committed for therein shall be an ALTA 1970 form, revised in 1984, and each leasehold owner's policy shall be an ALTA 1975 form, or other form acceptable to Oak Hill Financial.



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

     8.08 SURVEY. Oak Hill Financial Banks shall have obtained current land surveys of those parcels of the Real Property. Each survey to be conducted and prepared by a duly licensed land surveyor, with such survey to be a duly certified ALTA/ACSM field survey, which confirm that the Real Property is not subject to any easements, restrictions, set backs, encroachments, or other limitations except utility and other easements that do not interfere with the use of the Real Property for the business then being conducted thereon, and that the Real Property is not located in any flood hazard area.

     8.09 PHASE I. For each parcel of the Real Property described in the Towne Disclosure Memorandum as being leased or owned by Towne Financial and Blue Ash, Oak Hill Financial shall have completed a "Phase I" environmental site assessment prepared by a licensed environmental engineering firm indicating that there is no evidence of contamination with Hazardous Substances or other violations of environmental Laws and concluding that no testing or additional investigations appears to be warranted.

     8.10 CONSENTS AND APPROVALS. Towne Financial and Blue Ash shall have obtained any and all consents or approvals that may be required under the terms of (i) any contract, agreement, lease, or other obligation or commitment, including, but not limited to, the types described in Section 2.18 hereof, to which either Towne Financial or Blue Ash is a party or by which either Towne Financial or Blue Ash, or any of their property or assets, is bound, or (ii) any license or permit of Towne Financial or Blue Ash, in order to avoid the occurrence of any breach or default which may result from the consummation of the Merger and which, if not obtained, is reasonably likely to have, individually or in the aggregate, a material adverse effect on Oak Hill Financial, Oak Hill Banks, Towne Financial or Blue Ash.

     8.11 AGREEMENT TO VOTE. Oak Hill Financial shall have received from each of Towne Financial' shareholders who own in excess of five percent (5%) of the outstanding shares of Towne Financial Common an agreement, substantially in the form attached hereto as EXHIBIT A, to vote in favor of the Merger all shares of Towne Financial Common owned by them or over which they have the power to vote.

     8.12 SHAREHOLDERS' EQUITY. The total shareholders' equity of Towne Financial as of the end of the most recent calendar quarter preceding the Closing Date and as of the Closing Date shall not be less than the total shareholders' equity of Towne Financial as of December 31, 1998, except for Towne Financial' expenses relating to the Merger and adjustments relating to the Merger as requested by Oak Hill Financial.

     8.13  CONVERSION OF STOCK OPTIONS.

           (a) All outstanding Towne Stock Options held by persons who are not employees of either Towne Financial or Blue Ash Building & Loan Association on the Effective Date, including, but not limited to, non-employee directors of either of them, shall have been exercised, or terminated prior to the Effective Date, or such persons shall have entered into agreements with Oak Hill Financial substantially in the form attached hereto as EXHIBIT B, providing for the conversion on the Effective Date of all Towne Stock Options held by them to Oak Hill Stock Options in accordance with Section 8(d) of the Merger Agreement.

           (b) All holders of outstanding Towne Stock Options who are employees of either Towne Financial or Blue Ash Building & Loan Association on the Effective Date shall have been exercised, or terminated prior to the Effective Date, or shall have entered into agreements with Oak Hill Financial substantially in the form attached hereto as EXHIBIT B, providing for the conversion on the Effective Date of all Towne Stock Options held by them to Oak Hill Stock Options in accordance with Section 8(d) of the Merger Agreement.

           (c) Towne shall have certified to Oak Hill Financial as of the Effective Date that the actions described in paragraph (a) and (b) of this
Section 8.13 have been taken.

     8.14 EMPLOYMENT AGREEMENTS. All outstanding employment agreements between Towne Financial and an employee or between Blue Ash and an employee (other than the employment contract between William S. Siders and Towne Financial), shall have been terminated or converted to employment agreements acceptable to Oak Hill Financial and each employee shall have agreed in writing that no termination fee is due a result of such termination or conversion.



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

     8.15 PRICE OF OAK HILL FINANCIAL COMMON. The Average Closing Price of Oak Hill Financial Common shall be equal to, or greater than, 80% of the Starting Price.

     8.16 PENDING OR THREATENED LITIGATION. There is no action, suit, proceeding, or claim by any shareholder or former shareholder of Towne Financial, pending or threatened, against (i) Oak Hill Financial, Towne Financial or Blue Ash, (ii) the assets, business, or goodwill of Oak Hill Financial, Towne Financial or Blue Ash, or (iii) any director, officer, or Principal Shareholder of Oak Hill Financial or Towne Financial, which is arising from or is related to the consummation of the merger of Towne Financial and Oak Hill Financial which is contemplated by this Agreement; provided however, that this condition precedent to the obligation of Oak Hill Financial to close the Merger shall be satisfied if coverage for any such claim shall have acknowledged by an insurance carrier in a writing acceptable to Oak Hill Financial.

SECTION 9. CLOSING DATE

     Unless the parties otherwise agree, the closing of the transactions contemplated by this Agreement and the Merger Agreement ("Closing Date") shall be held at 11:00 a.m. at the offices of Porter, Wright, Morris & Arthur in Cincinnati, Ohio, on the last business day of the month in which the conditions specified in Sections 6.01 and 6.02 hereof have been satisfied.

SECTION 10. AMENDMENT

     At any time prior to the Closing Date, the parties, subject to paragraph 14 of the Merger Agreement, may modify, amend, or supplement this Agreement by mutual agreement authorized by their respective boards of directors and evidenced by an instrument in writing executed and delivered by the parties hereto, whether before or after the shareholders of Towne Financial has adopted this Agreement.

SECTION 11. TERMINATION

     11.01 TERMINATION. This Agreement and the Merger Agreement shall terminate on December 31, 1999, unless a later date is agreed upon in writing by the parties, and may be terminated and the Merger may be abandoned at any time prior to the Effective Time as follows:

           (a) by the mutual consent, evidenced in writing, of the boards of directors of Oak Hill Financial and Towne Financial;

           (b) by the board of directors of Oak Hill Financial, by giving written notice thereof to Towne Financial, which notice shall specify in reasonable detail the grounds therefor: (i) if any condition precedent to performance by Oak Hill Financial and Oak Hill Banks has not been satisfied or waived; (ii) if Towne Financial has not fully performed its obligations and agreements hereunder and under the Merger Agreement; or (iii) if any of the representations of Towne Financial set forth herein are untrue or incorrect in any material respect; or

           (c) by the board of directors of Towne Financial, by giving written notice thereof to Oak Hill Financial, which notice shall specify in reasonable detail the grounds therefor: (i) if any condition precedent to performance by Towne Financial has not been satisfied or waived; (ii) if Oak Hill Financial and Oak Hill Banks have not fully performed their obligations and agreements hereunder and under the Merger Agreement; or (iii) if any of the representations of Oak Hill Financial set forth herein are untrue or incorrect in any material respect.

     11.02 SURVIVAL OF CERTAIN PROVISIONS UPON TERMINATION. Upon a termination of this Agreement as provided herein, this Agreement and the Merger Agreement shall become void and there shall be no further obligation or liability on the part of any party hereto or their respective shareholders, directors, or officers, except pursuant to Sections 4.09, 5.07, 11.03, and 12 hereof, which shall survive a termination of this Agreement in accordance with the express terms of such Sections.

     11.03 TERMINATION FEE. During the term of this Agreement, if (i) an Unsolicited Acquisition Proposal is submitted to and approved by the shareholders of Towne Financial at any time prior to the Effective Time, or
(ii) an Unsolicited Acquisition Proposal is received by Towne Financial or is made directly to the shareholders of Towne



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

Financial at any time prior to the holding of the meeting of the shareholders of Towne Financial to be called pursuant to Section 4.02 hereof, and the board of directors of Towne Financial fails to recommend to the shareholders of Towne Financial approval of the Merger Agreement or this Agreement, withdraws such recommendation previously made to the shareholders of Towne Financial, or fails to solicit proxies of shareholders of Towne Financial to approve the Merger, and the Merger Agreement and this Agreement are subsequently rejected by the shareholders of Towne Financial at such meeting, then, in either such event, Towne Financial shall pay to Oak Hill Financial, within five business days after a termination of the Merger Agreement and this Agreement following such an event, a cancellation fee in the amount of $500,000, as liquidated damages, and not as a penalty, and, upon the payment in full thereof, Towne Financial shall have no further liability under this Agreement or the Merger Agreement. The obligations of Towne Financial under this Section 11.03 shall survive a termination of this Agreement, provided that, at the time of such termination,
(1) an event described in Section 7.04 hereof has not occurred, and (2) Towne Financial does not have the right to terminate this Agreement by virtue of a material breach of this Agreement or the Merger Agreement by Oak Hill Financial or Oak Hill Banks.

SECTION 12. EXPENSES

     Except as otherwise expressly provided herein, all expenses incurred by or on behalf of the parties hereto in connection with the authorization, preparation, execution, and consummation of this Agreement and the Merger Agreement, including, without limitation, all fees and expenses of agents, representatives, printers, and counsel employed by the parties hereto, and taxes, if any, shall be borne solely by the party which has or shall have incurred the same. The covenants of the parties contained in this Section 12 shall survive a termination of this Agreement for any reason.

SECTION 13. NOTICES

     All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, or by private mail or messenger service addressed as indicated below, or at such other address as such party may designate in writing to the other parties, or sent by facsimile and confirmed by first-class, certified mail, postage prepaid, addressed as indicated below, or at such other address as such party may designate in writing to the other parties:

     (a) If to Towne Financial, to:

         William S. Siders
         Executive Vice President
         4811 Cooper Road
         Blue Ash, Ohio  45242

with a copy to:

         Richard J. Valleau, Esq.
         Cors & Bassett
         537 East Pete Rose Way

         Suite 400
         Cincinnati, Ohio 45202-3502

     (b) If to Oak Hill Financial or Oak Hill Banks, to:

         John D. Kidd
         President
         Oak Hill Financial, Inc.
         14621 State Route 93
         Jackson, Ohio  45640



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with a copy to:

         H. Grant Stephenson, Esq.
         Porter, Wright, Morris & Arthur
         41 South High Street
         Columbus, Ohio  43215

SECTION 14. GENERAL PROVISIONS

     14.01 ENTIRE AGREEMENT. This Agreement, together with the Merger Agreement and the documents referred to or incorporated herein or therein, reflect the entire agreement among the parties with respect to the subject matter thereof and supersede all prior agreements and understandings, oral or written, among the parties with respect to such subject matter, and no party shall be liable or bound to any other party in any manner by any representations, warranties, or covenants except as specifically set forth herein or therein.

     14.02 WAIVER. At any time on or prior to the Effective Date, any party hereto may (i) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement and the Merger Agreement or in any document delivered pursuant hereto or thereto, or (ii) waive compliance by the other parties with any of the conditions, covenants, and agreements contained in this Agreement or the Merger Agreement.

     14.03 ASSIGNMENT. Neither this Agreement nor any rights, interests, or obligations hereunder shall be assigned or transferred by operation of law or otherwise by any of the parties hereto without the prior written consent of the other party.

     14.04 BENEFIT. Except as specifically provided herein, nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than the parties hereto and their successors in interest any rights or remedies under or by reason of this Agreement.

     14.05 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original for all purposes, but such counterparts taken together shall constitute one and the same instrument.

     14.06 GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of Ohio without regard to its conflicts of laws principles.

     14.07 INCORPORATION BY REFERENCE. The Merger Agreement, the Disclosure Memoranda, and all Exhibits attached hereto are hereby incorporated by reference herein.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

OAK HILL FINANCIAL, INC.

By: /s/ John D. Kidd
   ------------------------
John D. Kidd, President

TOWNE FINANCIAL CORPORATION

By: /s/ Neil S. Strawser
   ------------------------
Neil S. Strawser, Chairman of the Board



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

                                             EXHIBIT A TO SUPPLEMENTAL AGREEMENT



                              SHAREHOLDER AGREEMENT

     The undersigned (the "Shareholder"), who is a shareholder of Towne Financial Corporation., an Ohio corporation ("Towne Financial"), has executed this Shareholder Agreement to be effective as of the date set forth next to such Shareholder's signature below.


                                    RECITALS

     A. The Shareholder owns or has the power to vote, either exclusive or shared, ____________ shares of the common stock, $1.00 par value, of Towne Financial (together with all shares of such stock which the Shareholder subsequently acquires or obtains the power to vote, the "Shares").

     B. Towne Financial has entered into (i) a certain Agreement and Plan of Merger with Oak Hill Financial, Inc., an Ohio corporation ("Oak Hill Financial"), dated March 11, 1999 (the "Merger Agreement"), and (ii) a certain Supplemental Agreement with Oak Hill Financial), also dated March 11, 1999 (the "Supplemental Agreement"), pursuant to which Towne Financial is to be merged into Oak Hill Financial (the "Merger").

     C. Under the terms of the Merger Agreement, Towne Financial has agreed to call a meeting of its shareholders for the purpose of voting upon the approval of the Merger (together with any adjournments thereof, the "Shareholders' Meeting").

     D. It is a condition to the obligations of Oak Hill Financial under the Merger Agreement and the Supplemental Agreement that certain shareholders of Towne Financial, including the Shareholder, shall have agreed to vote their shares of Towne Financial stock in favor of the Merger.


                                    AGREEMENT

     Accordingly, the parties hereto hereby agree as follows:

     1. AGREEMENT TO VOTE. The Shareholder agrees to vote the Shares as follows:

        (a) in favor of the adoption of the Merger Agreement and the Supplemental Agreement and the approval of the Merger at the Shareholders' Meeting;

        (b) against the approval of any proposal relating to a competing merger or business combination involving an acquisition of Towne Financial or the purchase of all or a substantial portion of the assets of Towne Financial by any person or entity other than Oak Hill Financial; and

        (c) against any other transaction which is inconsistent with the obligation of Towne Financial to consummate the Merger in accordance with the Merger Agreement and the Supplemental Agreement.

     2. LIMITATION ON VOTING POWER. It is expressly understood and acknowledged that nothing contained herein is intended to restrict the Shareholder from voting on any matter, or otherwise from acting, in the Shareholder's capacity as a director or officer of Towne Financial with respect to any matter, including but not limited to, the management or operation of Towne Financial.

     3. TERMINATION. This Agreement shall terminate on the earlier of (a) the first anniversary of this Agreement, (b) the date on which the Merger Agreement and Supplemental Agreement are terminated in accordance with Section 11 of the Supplemental Agreement, (c) the date on which the Merger is consummated, or (d) the death of the Shareholder.

     4. REPRESENTATIONS, WARRANTIES, AND ADDITIONAL COVENANTS OF THE SHAREHOLDER. The Shareholder hereby represents and warrants to Oak Hill Financial that the Shareholder has the capacity and all necessary power and authority to vote the Shares and that this Agreement constitutes a legal, valid, and binding obligation of the Shareholder, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, or similar laws affecting enforcement of creditors rights generally. The Shareholder further agrees that, during the term of this Agreement, the Shareholder will not sell or otherwise voluntarily dispose of any of the Shares which are owned by the Shareholder or take any other voluntary action which would have the effect of removing the Shareholder's power to vote the Shares or which would be inconsistent with this Agreement.

     5. SPECIFIC PERFORMANCE. The undersigned hereby acknowledges that damages would be an inadequate remedy for any breach of the provisions of this Agreement and agrees that the obligations of the Shareholder hereunder shall be specifically enforceable and that Oak Hill Financial shall be entitled to injunctive or other equitable relief upon such a breach by the Shareholder. The Shareholder further agrees to waive any bond in connection with the obtaining of any such injunctive or equitable relief. This provision is without prejudice to any other rights that Oak Hill Financial may have against the Shareholder for any failure to perform his obligations under this Agreement.

     6. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of Ohio, without regard to its conflicts of laws principles.

     IN WITNESS WHEREOF, the undersigned has executed this Shareholder Agreement as of the day and year first above written.

                                  SHAREHOLDER:


Date:  _____________________________

                                         Signature


                                         Print Name



                                 ACKNOWLEDGMENT

STATE OF OHIO

COUNTY OF

     The foregoing instrument was acknowledged before me this ___ day of ____________, 1999, by _____________________________.



                                        ________________________________________
                                                     Notary Public


                                        My Commission expires:_________________.



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

                                             EXHIBIT B TO SUPPLEMENTAL AGREEMENT



                        STOCK OPTION CONVERSION AGREEMENT

     This Agreement is entered into this ___ day of ___________, 1999, by and among ________________________ (the "Optionholder"), OAK HILL FINANCIAL, INC., an Ohio corporation ("Oak Hill Financial"), and TOWNE FINANCIAL CORPORATION., an Ohio corporation ("Towne Financial").


                                    RECITALS

     A. Oak Hill Financial is a registered bank holding company.

     B. Oak Hill Financial and Towne Financial have entered into a certain Agreement and Plan of Merger, dated March 11, 1999 (the "Merger Agreement"), and Oak Hill Financial and Towne Financial have entered into a certain Supplemental Agreement, also dated March 11, 1999 (the "Supplemental Agreement"), pursuant to which Towne Financial is to be merged into Oak Hill Financial (the "Merger"). Upon the consummation of the Merger, Oak Hill Financial will be the successor by merger to Towne Financial. (All capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement or the Supplemental Agreement.)

     C. The Optionholder is currently a director, officer, employee or former employee of Towne Financial or Blue Ash Building & Loan Association.

     D. The Optionholder is also currently the holder of a Towne Stock Option (the "Towne Option") to purchase certain shares of Towne Common, pursuant to the either the Towne 1992 Stock Option Plan or the Towne 1997 Stock Option Plan and a certain Stock Option Agreement executed by the Optionholder and Towne Financial pursuant to such plan (the "Towne Stock Option Agreement"). The total number of shares subject to the Towne Option as of the date of this Agreement, the exercise price for the shares which may be purchased under such option (the "Towne Exercise Price"), the dates on or after which such option is exercisable, and the number of shares as to which such option is exercisable after each particular exercise date are set forth on Exhibit A which is attached hereto and incorporated by reference herein.

     E. The Towne Stock Option Agreement provides that it shall be binding upon the successors of Towne Financial.

     F. Oak Hill Financial has previously established and adopted the Oak Hill 1995 Stock Option Plan, a copy of which is attached as Exhibit B hereto and incorporated by reference herein. The terms and conditions contained in the Oak Hill 1995 Stock Option Plan relating to (among other things) the exercise of options granted under that plan are different from those contained in either of the Towne Stock Option Plans.

     G. Pursuant to the terms of the Merger Agreement, upon the consummation of the Merger, all shares of Towne Common are to be converted into shares of Oak Hill Financial Common and all options granted under the Towne Stock Option Plans are to be converted into options to purchase Oak Hill Financial Common subject to the terms of the Oak Hill 1995 Stock Option Plan.


                                    AGREEMENT

     In consideration of the foregoing and of the mutual promises contained herein, the parties agree as follows:



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

     1. Upon the consummation of the Merger, and effective as of the Effective Time, the Towne Option shall be converted into a Oak Hill Stock Option subject to all of the terms and conditions of the Oak Hill 1995 Stock Option Plan (the "Oak Hill Option"), and all further rights of the Optionholder and obligations of Towne Financial under the Towne Stock Option Plan and the Towne Stock Option Agreement shall be extinguished.

        (a) The number of shares of Oak Hill Financial Common to be subject to the Oak Hill Option shall be equal to the number of shares of Towne Common subject to the Towne Option as of the Effective Time multiplied by the Conversion Ratio, rounded off to the nearest whole number of shares of Oak Hill Financial Common.

        (b) The exercise price to be payable upon an exercise of the Oak Hill Option shall be equal to the Towne Exercise Price divided by the Conversion Ratio.

        (c) The dates after which the Towne Financial Option shall be exercisable shall be the same as those provided under the Towne Option; and the number of shares of Oak Hill Financial Common as to which the Oak Hill Option shall be exercisable after each particular exercise date shall be in the same ratio to the total number of shares subject to the Oak Hill Option as the number of shares of Towne Common exercisable after the such exercise date is to the total number of shares of Towne Common subject to the Towne Option, rounded to the nearest whole number of shares of Oak Hill Financial Common.

        (d) The Oak Hill Option shall be evidenced by and subject to the terms of a Stock Option Agreement to be executed by the Optionholder pursuant to the terms of the Oak Hill 1995 Stock Option Plan at or after the Effective Time, which shall be effective as of the Effective Time.

        (e) The Optionholder acknowledges and agrees that, for the purposes of
Section 424 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, he or she will not receive any "additional benefits" (as that term is defined in said Section 424 and the regulations promulgated thereunder) as a result of the conversion of the Towne Option into the Oak Hill Option hereunder, and hereby disclaims and agrees to return any such additional benefits that he or she may receive.

     2. Towne Financial shall notify Oak Hill Financial promptly if the Optionholder's employment with Towne Financial or Blue Ash Building & Loan Association is terminated at any time prior to the Effective Time, and shall furnish to Oak Hill Financial at the Effective Time a certificate, signed by an officer of Towne Financial, stating (if it is true) that the Optionholder is an employee of Towne Financial or Blue Ash Building & Loan Association as of that date and listing the number of shares of Towne Common subject to the Towne Option as of that date. Any notice given pursuant to this Section shall be given in accordance with the provisions of Section 13 of the Supplemental Agreement.

     3. This Agreement shall terminate automatically upon a termination of the Merger Agreement at any time prior to the consummation of the Merger, whereupon this Agreement shall become null and void and no party shall have any further rights or obligations hereunder.

     4. The rights of the Optionholder under this Agreement may not be transferred or assigned to any person other than the Optionholder, except by will or the laws of descent and distribution.

     5. This Agreement shall be construed and enforced in accordance with the laws of the State of Ohio without regard to its conflict of laws principles.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

THE OPTIONHOLDER:                      OAK HILL FINANCIAL, INC.

                                       By:
--------------------------------          ------------------------------
           Signature

                                       Name:
                                            ------------------------------
--------------------------------
    Name (please type or print)        Title:
                                            ------------------------------



TOWNE FINANCIAL CORPORATION

By:
   -----------------------------

Name:
     ---------------------------

Title:
      --------------------------

30